Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      1
Exhibit 99.1
JOHANNESBURG, 21 February 2025: Sibanye Stillwater Limited (Sibanye-Stillwater or the Group) (JSE: SSW and NYSE: SBSW) is pleased to report operating and financial results for the six months ended 31 December 2024, and condensed consolidated financial statements for the year ended
31 December 2024.
SALIENT FEATURES FOR THE SIX MONTHS AND YEAR ENDED 31 DECEMBER 2024

•Safety continues to improve with Group SIFR and TRIFR at lowest recorded levels since 2013
•Revenue for H2 2024 of R56.9 billion (US$3.2 million) 7% higher than for H2 2023
•Restructuring and closure of loss making operations improve profitability. Capital building initiatives secure Group Balance sheet
•Net debt : adjusted EBITDA1 of  1.79x at 31 Dec 2024 reduces to pro forma 1.08x, post proceeds of stream financing arrangement
•Group adjusted EBITDA of R6.4 billion (US$360 million) stable for the third sequential 6-month period
•SA gold – leverage to higher gold price drove a 216% increase in adjusted EBITDA¹ to R3.6 billion (US$206 million) for H2 2024
•SA PGM – operating cost increase of 6% to R23,608/4Eoz (US$1,317/4Eoz) in line with inflation. AISC4 increased by 10% due to higher capex for H2
2024
•US PGM – consistent production and 27% reduction in AISC to US$1,367/2Eoz for 2024, delivered according to Q4 2024 restructuring plan
– restructured further at end 2024 due to persistently low prices
•S45x benefits for 2025 could enhance profitability of US PGM and US PGM recycling operations by combined US$60 million (R1.1 billion)
•US recycling operations (US PGM and Reldan) contribute US$32 million (R594 million) to Group adjusted EBITDA for 2024
•Australian region - Century operation adjusted EBITDA contribution of US$34 million (R641 million) for the year
•Transaction with Glencore Merafe Venture adds significant value to SA PGM chrome production
KEY STATISTICS – GROUP

US dollar								SA rand
Year ended		Six months ended						Six months ended			Year ended
Dec 2023	Dec 2024	Dec 2023	Jun 2024	Dec 2024		KEY STATISTICS		Dec 2024	Jun 2024	Dec 2023	Dec 2024	Dec 2023
						GROUP
(2,051)	(398)	(2,458)	(390)	(8)	US$m	Basic earnings	Rm	38	(7,335)	(45,195)	(7,297)	(37,772)
97	99	(227)	15	85	US$m	Headline earnings	Rm	1,543	274	(4,107)	1,817	1,784
1,116	715	340	355	360	US$m	Adjusted EBITDA[1,14]	Rm	6,440	6,648	6,409	13,088	20,556
(2,032)	(311)	(2,459)	(372)	61	US$m	(Loss)/profit for the period	Rm	1,291	(7,001)	(45,216)	(5,710)	(37,430)
18.42	18.32	18.62	18.72	17.92	R/US$	Average exchange rate using daily closing rate

TABLE OF CONTENTS	Page	Stock data for the six months ended 31 December 2024

Key statistics by region	2	Number of shares in issue
Statement by the Group Chief Executive Officer	3	- at 31 December 2024	2,830,567,264
Safety and operational review	7	- weighted average	2,830,567,264
Financial review	13	Free Float	99%
Salient features – operational tables – six monthly statistics	23	Bloomberg/Reuters	SSWSJ/SSWJ.J
Condensed consolidated financial statements	28
Notes to the condensed consolidated financial statements	32	JSE Limited - (SSW)
Segment reporting – six month and annual	54	Price range per ordinary share (High/Low)	R14.10 to R23.09
All-in cost (reconciliation) – six months	69	Average daily volume	13,558,425
Salient features - operational tables – annual statistics	75
All-in cost (reconciliation) – annual	80	NYSE - (SBSW); one ADR represents four ordinary shares
Salient features – operational tables – quarterly statistics	86	Price range per ADR (High/Low)	US$3.18 to US$5.22
All-in cost (reconciliation) – quarterly	91	Average daily volume	5,923,675
Development results	99
Adjusted EBITDA reconciliation – annual	103
Administration and other corporate information	105
Disclaimer and forward-looking statements	106
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      2
KEY STATISTICS BY REGION

US dollar								SA rand
Year ended		Six months ended						Six months ended			Year ended
Dec 2023	Dec 2024	Dec 2023	Jun 2024	Dec 2024		KEY STATISTICS		Dec 2024	Jun 2024	Dec 2023	Dec 2024	Dec 2023
						AMERICAS REGION
						US PGM underground operations
427,272	425,842	221,759	238,139	187,703	oz	2E PGM production[2,3]	kg	5,838	7,407	6,897	13,245	13,290
1,243	988	1,124	977	1,001	US$/2Eoz	Average basket price	R/2Eoz	17,942	18,289	20,928	18,097	22,890
35	(9)	(18)	27	(36)	US$m	Adjusted EBITDA[14]	Rm	(599)	488	(266)	(111)	710
1,872	1,367	1,992	1,343	1,390	US$/2Eoz	All-in sustaining cost[4,14]	R/2Eoz	24,912	25,149	37,090	25,042	34,465
						US PGM recycling
310,314	316,470	147,862	154,938	161,532	oz	3E PGM recycling[2,3]	kg	5,024	4,819	4,599	9,843	9,652
2,334	1,266	1,939	1,252	1,279	US$/3Eoz	Average basket price	R/3Eoz	22,922	23,437	36,105	23,189	42,981
33	17	13	8	9	US$m	Adjusted EBITDA[14]	Rm	179	147	236	326	607
						US Reldan operations[5]
—	15	—	0.32	15	US$m	Adjusted EBITDA[15]	Rm	262	6	—	268	—
						SOUTHERN AFRICA (SA) REGION
						PGM operations
1,672,927	1,738,946	873,745	828,460	910,486	oz	4E PGM production[3,6,7]	kg	28,319	25,768	27,177	54,087	52,034
1,574	1,322	1,304	1,309	1,333	US$/4Eoz	Average basket price	R/4Eoz	23,892	24,499	24,276	24,213	28,979
958	407	309	255	152	US$m	Adjusted EBITDA[14]	Rm	2,633	4,766	5,826	7,399	17,620
1,089	1,198	1,094	1,150	1,245	US$/4Eoz	All-in sustaining cost[4,14]	R/4Eoz	22,317	21,533	20,363	21,948	20,054
						Gold operations
810,584	704,583	393,847	344,109	360,474	oz	Gold produced	kg	11,212	10,703	12,250	21,915	25,212
1,936	2,378	1,955	2,205	2,560	US$/oz	Average gold price	R/kg	1,474,973	1,327,000	1,170,362	1,400,468	1,146,093
193	323	63	117	206	US$m	Adjusted EBITDA[14]	Rm	3,631	2,201	1,148	5,832	3,523
1,904	2,126	2,008	2,078	2,175	US$/oz	All-in sustaining cost[4,14]	R/kg	1,253,083	1,250,647	1,202,225	1,251,810	1,127,138
						EUROPEAN REGION
						Sandouville nickel refinery
7,125	7,705	3,632	4,270	3,435	tNi	Nickel production[8]	tNi	3,435	4,270	3,632	7,705	7,125
23,955	19,701	21,075	20,309	18,681	US$/tNi	Nickel equivalent average basket price[9]	R/tNi	334,755	380,190	392,420	360,855	441,138
(72)	(41)	(37)	(15)	(26)	US$m	Adjusted EBITDA[14]	Rm	(443)	(280)	(701)	(723)	(1,328)
35,474	24,548	33,492	23,684	25,616	US$/tNi	Nickel equivalent sustaining cost[10,14]	R/tNi	459,031	443,366	623,615	449,644	653,246
						AUSTRALIAN REGION
						Century zinc retreatment operation[11]
76	82	51	42	40	ktZn	Zinc metal produced (payable)[12]	ktZn	40	42	51	82	76
1,728	2,678	1,766	2,366	2,898	US$/tZn	Average equivalent zinc concentrate price[13]	R/tZn	51,931	44,297	32,878	49,046	31,815
(15)	34	13	(19)	53	US$m	Adjusted EBITDA[14]	Rm	992	(351)	217	641	(285)
1,975	2,317	1,759	2,228	2,413	US$/tZn	All-in sustaining cost[4,14]	R/tZn	43,244	41,710	32,746	42,446	36,361
1The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS Accounting Standards and should be considered in addition to and not as a substitute for any other measure of financial performance and liquidity. For a reconciliation of profit/(loss) before royalties and tax to adjusted EBITDA, see note 11.1 of the condensed consolidated financial statements
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated to SA rand (rand). In addition to the US PGM operations’
underground production, the operation treats recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown. PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace
3The Platinum Group Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au), and in the US operations is principally platinum and palladium, referred to as 2E (2PGM) and US PGM recycling is principally platinum, palladium and rhodium referred to as 3E (3PGM)
4See “Salient features and cost benchmarks” sections for the definition of All-in sustaining cost (AISC).  The SA PGM All-in sustaining cost excludes the production and costs associated with the purchase of concentrate (PoC) from third parties
5The acquisition of the Reldan Group of Companies (Reldan) was concluded on 15 March 2024. All salient features for the US Reldan operations are shown separately from the US PGM underground operations and the US PGM recycling
6The SA PGM production excludes the production associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the production including third party PoC, refer to the "Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana" sections
7As previously announced, Sibanye Rustenburg Platinum Mines Limited had entered into a pool and share agreement to acquire Rustenburg Platinum Mines Limited 50% ownership of Kroondal.
The acquisition became effective on 1 November 2023 after all conditions precedent had either been met or waived, therefore from 1 November 2023 the SA PGM operations includes 100%
Kroondal
8The  nickel production at the Sandouville refinery operations is principally nickel metal and nickel salts, together referred to as nickel equivalent products
9The nickel equivalent average basket price per tonne is the total nickel revenue adjusted for other income less non-product sales divided by the total nickel equivalent tonnes sold
10See "Salient features and cost benchmarks" sections Sandouville nickel refinery for a reconciliation of cost of sales before amortisation and depreciation to nickel equivalent sustaining cost
11The Century zinc tailings retreatment operation is a leading tailings management and rehabilitation operation in Queensland, Australia. The Century operation was acquired by the Group on 22
February 2023
12Zinc metal produced (payable) is the payable quantity of zinc metal produced after applying smelter content deductions
13Average equivalent zinc concentrate price is the total zinc sales revenue recognised at the price expected to be received excluding the fair value adjustments divided by the payable zinc metal sold
14Adjusted EBITDA, All-in sustaining cost (AISC) and nickel equivalent sustaining cost are not measures of performance under IFRS Accounting Standards and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS Accounting Standards.  See "Non-IFRS measures" on pages 101 and 102 for more information on the
Non-IFRS metrics presented by Sibanye-Stillwater
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      3
STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER OF SIBANYE-STILLWATER

Our strategic diversification and proactive actions in response to many of the forces currently driving global change have ensured that the Group is well positioned to sustain a longer period of low prices, and to benefit from opportunities which may emerge. The economic context may remain challenging for some time and, accordingly, our focus remains on the strategic essentials: optimizing operations for profitability and sustainability and protecting the Group balance sheet in order to secure our financial health.
The operational restructurings undertaken over the last 18 months has secured greater operational stability and has, on balance, improved the profitability of the Group, with the SA PGM operations profitable for 2024, the SA gold operations benefiting from the increasing gold price, and the Century operations in Australia and recycling operations in the US region all contributing positively to the
Group. The restructuring of the US PGM operations in Q4 2024 and ongoing restructuring at Sandouville, are expected to reduce losses from those operations for 2025, further underpinning Group firmer earnings outlook.
SAFETY
The continued improvement in most of the Group's safety statistics and risk reduction is pleasing. The Group Serious Injury Frequency Rate
(SIFR) and Total Recordable Injury Frequency Rate (TRIFR) declined by 15% and 17% respectively year on year, with SIFR of 2.21 (incidents per million hours) and TRIFR of 4.36, the lowest recorded levels since 2013. SIFR and TRIFR have declined over the past three years by compound annual decline rates of 16% and 15% respectively, demonstrating a sustained safety improvement trend over consecutive years. While we have also observed a consistent decline in high potential incidents (HPIs) reported since H2 2022, with the FIFR reducing by 34% from the three-year trailing average FIFR, the loss of eight colleagues during 2024 (11 for H1 2023) is tragic and unacceptable. Our commitment to preventing fatal incidents through our Fatal elimination strategy, remains our utmost priority for 2025. On behalf of management and the Board of Sibanye-Stillwater, we wish to express our deep regret and extend our sincere condolences to the families and friends of our late colleagues.
The safety performance of the Group is covered in more detail on page 7 of this report.
STRATEGIC DELIVERY – APPROPRIATE AND RELEVANT
Proactive restructuring and strategic positioning
The strategic importance of the Group's diversified portfolio of metals, was again reinforced by the significant increase in the financial contribution of the SA gold operations to the Group. These mature mines, buoyed by the tailwind of a strong gold price, delivered materially better financial results for 2024, during a challenging period for most of our other metals, which are more aligned with industrial economic cycles.
Due to a largely improved operating performance for H2 2024 and a 26% increase in the average rand gold price compared with H2
2023, adjusted EBITDA from the SA gold operations increased by R2.5 billion to R3.6 billion for H2 2024, which was R1.0 billion or 38% higher than adjusted EBITDA from the SA PGM operations for H2 2024, and accounted for 56% of Group adjusted EBITDA for the period.
This was the first 6-month period since 2017 that adjusted EBITDA from the SA gold operations has exceeded the contribution from the SA
PGM operations and marks a notable turnaround from previous years when the SA PGM and US PGM operations comprised 80%-90% of
Group earnings and sustained the Group during a period when the SA gold operations experienced significant operational disruptions.
The significant increase in the profit from the SA gold operations and restructuring of the Group operations have, on balance, stabilised
Group profitability. Group adjusted EBITDA of R6.4 billion (US$360 million) for H2 2024 was in line with adjusted EBITDA of R6.4 billion (US$340 million) for H2 2023, marking the third consecutive 6-month period of consistent Group adjusted EBITDA.
The rand gold price increased steadily throughout 2024, and at the current spot price of about R1,715,000/kg (17 February 2025), all of the
SA gold operations are profitable (a pro forma AISC margin of 27% at H2 2024 average AISC of R1,253,083/kg). The SA gold operations are highly leveraged, and should the gold price remain elevated as we expect, profits from the SA gold operations for 2025 could increase materially.
Our strategic investment in circular economy assets is also proving valuable, with the US PGM and Reldan recycling operations offering stable margins through cycles and contributing combined adjusted EBITDA of US$32 million (R594 million) to the Group for 2024. Our surface reprocessing assets also contributed to Group profitability, with adjusted EBITDA from the Century reprocessing operations in the
AUS region, adding R641 million (US$34 million) for 2024 with adjusted EBITDA from DRDGOLD for 2024 of R2.5 billion (U$S139 million).
The impact of lower PGM prices and cost inflation on margins from the SA PGM operations was moderated by the restructuring and closure of loss-making operations during H1 2024. Production from the SA PGM operations was 4% higher year-on-year, however, additional production from the acquisition of Anglo American Platinum's 50% share in Kroondal, was offset by  lower production from the
Rustenburg operation (following the collapse of the bin and conveyor at the Siphumelele shaft) and the Kroondal operation (following illegal industrial action), and the restructuring and closure of high-cost and end-of-life operations at the Marikana and Kroondal operations in H1 2024. Operating cost was well managed, increasing by 6% to R23,608/4Eoz (US$1,317) for H2 2024, in line with inflation, with AISC increasing by 10% to R22,317/4Eoz (US$1,245/4Eoz) due to increased capital at the Rustenburg and Kroondal operations on extension and chrome projects.
At lower operating margins however, the SA PGM operations, are highly leveraged and due to a marginally lower average 4E basket price of R23,892/4Eoz (US$1,333/4Eoz) and a 10% increase in AISC, adjusted EBITDA for H2 2024 decreased by 55% to R2.6 billion (US$152 million) compared to H2 2023. The change from a PoC to Toll processing arrangement by the Kroondal operation, also resulted in production from 1 September 2024 (four months) not being sold due to the build-up of inventory in the processing pipeline. A more stable production performance for 2025, is expected to moderate cost increases and preserve margins from the SA PGM operations, with the newly signed Glencore Merafe Venture chrome agreements potentially adding value in future.
The 2E PGM basket price for the US PGM operations has been substantially lower than AISC for the US PGM operations since 2021, despite the successful restructuring of the US PGM operations undertaken during Q4 2023. Mined 2E PGM production of 425,842 2Eoz for 2024 was consistent with 2023 and AISC reduced by 27% to US$1,367/2Eoz (R25,042/2Eoz). The 21% decline in the average 2E PGM basket price from
US$1,243/2Eoz for 2023 to US$988/2Eoz for 2024 however, necessitated further restructuring to address ongoing losses.
This  next phase of restructuring announced in September 2024 and concluded during Q4 2024, is expected to reduce operating cost from the US PGM operations for 2025 by approximately US$140 million and capex by US$50 million (reduced in line with lower planned production rate)  compared with 2024. The Stillwater West mine has been placed on care and maintenance, with production focusing on lower volume, higher margin production from the East Boulder and Stillwater East mines. The consequent decrease of approximately
200,000 2Eoz production from the US PGM operations (from 2024 guidance levels) to between 255,000 2Eoz and 270,000 2Eoz for 2025,
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      4
while reducing absolute losses, is however, expected to result in AISC for 2025 of between US$1,420/2Eoz to US$1,460/2Eoz remaining well above US$1,000/2Eoz, which is the level required for sustainable operations. The emphasis will now be on continuous cost optimisation and modernisation of the mining practices, technology and infrastructure in order to reduce AISC enabling potential restoration of production levels.
The financial position of the US PGM and US Recycling operations could be significantly enhanced by potential payments equivalent to
10% of operating costs arising from Section 45X of the Inflation Reduction Act (IRA). The final Section 45X rules of the IRA, published in Q4
2024 by the US Department of the Treasury, were amended to include extraction and processing costs in addition to refining costs as qualifying for a 10% Advance Manufacturing Production credit. The change in the US administration in January 2025, has introduced some uncertainty regarding the Section 45X regulations, Ongoing resource nationalism and an imperative to secure local supply chains for many jurisdictions, provides a compelling case for continued support for local supply of critical minerals for the US.
The potential Section 45X tax credit benefit for the US PGM operations for 2025, is estimated to be US$30 million (R547 million) for 2025
(equivalent to a US$110/2Eoz reduction in AISC) with the US PGM recycling operations potentially qualifying for an additional estimated credit of US$30 million (R547 million) for 2025, which combined (US$60 million) would significantly improve profitability from the US PGM operations. Furthermore, the rules are retrospective with combined credits relating to the 2023 and 2024 financial years estimated at approximately US$120 million (R2.2 billion) and US$90 million (R1.6 billion).
The US PGM and recycling operations refine platinum, palladium, and rhodium through an unrelated third party. In terms of the final
Section 45X rules issued in October 2024, agreement providing that Sibanye-Stillwater is the sole party that is entitled to claim the credit must be reached with the third party refiner, with both parties required to sign a certification statement reflecting this agreement before credits are issued.
The GalliCam project has been selected for a €144m grant from the EU Innovation Fund, 60% of which would be receivable after a final investment decision is made, and has also been identified as eligible for a possible C3IV tax credit for green industry innovation, providing further confirmation that our strategic investments in critical metals in chosen ecosystems (informed by multipolarity) could deliver competitive advantages as we anticipated.
Group adjusted free cash flow improved by R1.5 billion (US$66 million) to an outflow of R5.9 billion (US$332 million) for H2 2024 from an outflow of R7.5 billion (US$398 million) for H1 2024, reflecting the emerging benefits of operational restructuring during H2 2023 and H1 2024
(see table below). This was despite a R2.0 billion (US$117 million) increase in free cash outflow from the EU region, primarily due to an increase in capital expenditure at the Keliber lithium project. The adjusted free cash outflow from the EU region for 2024 of R7.7 billion
(US$420 million) was R4.0 billion (US$217million) higher than for 2023, due to capital expenditure for the Keliber lithium project increasing from 2.5 billion (US$134 million) for 2023 to R6.2 billion (US$336 million) for 2024.
The following table shows the adjusted free cash flow per operating segment:

Figures in million - SA rand	Six months ended			Year ended
	H2 2024	H1 2024	H2 2023	FY 2024	FY 2023
US PGM operations	(902)	(1,324)	(1,357)	(2,226)	(2,727)
US Reldan operations	(275)	13	—	(262)	—
SA PGM operations	257	849	(263)	1,106	3,383
SA gold operations	(106)	(2,406)	(3,614)	(2,512)	(4,866)
European operations	(4,864)	(2,840)	(1,232)	(7,704)	(3,733)
Australian operation	546	(1,158)	(1,033)	(612)	(1,698)
Group corporate	(574)	(587)	(592)	(1,161)	(986)
Adjusted free cash flow[1]	(5,918)	(7,453)	(8,091)	(13,371)	(10,627)
Group capital expenditure guidance for 2025 of R17 billion (US$971 million) is 25% lower than Group capital expenditure for 2024 of R22.5 billion (US$1.2 million) and for 2023 of R22.1 billion (US$1.2 billion) following the restructuring of the US PGM operations and SA gold operations (including the suspension of capital expenditure at the Burnstone project during 2024), reflecting the Group focus on strategic essentials. The restructuring of the US PGM operations during Q4 2024, is expected to further improve Group adjusted free cash flow for
2025 with the completion of the Keliber lithium project significantly reducing forecast Group capital expenditure for 2026 and further enhancing Group free cash flow.
Balance sheet reinforcement
The initiatives to reinforce the balance sheet announced in February 2024, were largely complete by year-end. During Q4 2024, a US$50 million (R905 million) chrome prepay was concluded on 1 December 2024, with only the US$500 million stream financing undertaken with
Franco Nevada, which was announced on 19 December 2024, pending completion of outstanding conditions precedent.
The financial reinforcement of the Group balance sheet during the 12 month period included accessing various sources of market capital not commonly utilised in the SA Mining industry. These instruments were carefully considered and implemented to maintain balance sheet integrity, enhance liquidity and manage risks through the cycle, but were also structured to be flexible and retain upside exposure to metal prices.
The gold pre-pay agreement for instance, which was concluded in August 2024 for delivery of 1,497 kilograms (48,129oz) of gold in equal monthly tranches from October 2024 to November 2026 secured the Group R1.8bn (US$100 million) in non-debt financing, which is the minimum value at the floor price of R1,350,000/kg. The cap price of R1,736,000/kg, provides up to 28% upside exposure to higher rand gold prices, with the effect that deliveries to date have fully benefited from the increase in the rand gold price.
The Franco Nevada stream will realise a further US$500m (R9.4bn) of non-debt capital, primarily by streaming gold (a relatively minor component of the basket of metals produced from our SA PGM operations), and less than 2% of platinum production over a finite period
(294,000 oz of platinum delivered over approximately 25 years).  The stream transaction crystallised significant future value from the SA
PGM operations, while ensuring that our SA PGM operations retain full exposure to palladium and rhodium prices and platinum prices for
98% of ounces produced.
As detailed below, the R9.4 billion of value crystallised through the stream further enhances the significant return on investment the SA
PGM operations have delivered since 2016 (the stream is equivalent to 44% of the total acquisition cost of the SA PGM operations).
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      5

Stream financing: US$500m (R9bn) future value realised while retaining upside exposure
	Unit	Acquisition price1	Cumulative adj. EBITDA to date5	Cumulative Capex to date5	Adj. EBITDA minus Capex	Return on investment	Payback* on investment
Aquarius[2]	Rbn	4.3	34.4	7.1	27.3	23	6.3 x
Apr-16	US$bn	0.3	2.1	0.4	1.6	1.3
Rustenburg[3]	Rbn	12.8	64.7	9	55.7	42.9	4.4 x
Nov-16	US$bn	0.9	4,1	0.6	3.5	2.5
Lonmin (Marikana)[4]	Rbn	4.3	70.2	15.6	54.7	50.4	12.7 x
Jun-19	US$bn	0.3	4.4	0.9	3.5	3.2
Total	Rbn	21.4	169.3	31.6	137.6	116.2	6.4 x
(Excl. stream)	US$bn	1.5	10.5	1.9	8.6	7.1
Stream	Rbn					9.4
Dec-24	US$bn					0.5
Total value	Rbn					125.6	6.9 x
(Incl. stream)	US$bn					7.6
Pre-tax numbers using total Adjusted EBITDA minus total capital divided by the acquisition price
1.Exchange rate applied to acquisition prices: Aquarius at US$/R14.87 on 12 April 2016, Rustenburg at US$/R13.60 on 1 Nov 2016 and Lonmin at US$/R14.83 on 10 June 2019
2.Combination of Kroondal, Mimosa and Platinum Mile
3.Total acquisition price after 6 year
4.Estimated purchase price (not accounting value) of the Lonmin transaction based on Lonmin share capital figure of 290,394,531 shares in fixed ratio of 1:1 resulting in 290,394,531 new
Sibanye-Stillwater shares. Considerations estimate based on spot Sibanye-Stillwater closing share price on the JSE of R14.83 per share on 7 June 2019
5.From the acquisition date to 31 December 2024
•The total acquisition cost of the SA PGM assets acquired between 2016 and 2019 was R21.4 billion.
•Since 2016 the combined value generated by these assets (measured as combined adjusted EBITDA less total capex) is approximately R139 billion.
•After deducting the total acquisition cost of R21.4 billion, the net return on investment from these acquisitions is R117 billion, or a material 6.5x payback on investment over a 7-year period.
•Through the stream, we have crystallised a further R9.4 billion (equivalent to 44% of the total acquisition cost of the SA PGM operations) and increased the return on investment to R126 billion, or 7x, without losing significant exposure to our primary PGMs.
In total, the transactions concluded over the past year have added approximately R36 billion (US$1.9 billion) of additional headroom for the Group balance sheet and significantly enhanced Group financial liquidity, flexibility and optionality. Group Net debt to adjusted
EBITDA ratio of 1.79x at the end of December 2024 remained well below the covenant level of 3.5x and, after adjusting for the R9 billion stream proceeds, pro forma net debt to adjusted EBITDA reduces to 1.08x, which is well below the net debt to adjusted EBITDA ratio of
1.43x at the end of H1 2024 and close to mid cycle comfort levels of 1x.
The Group's liquidity headroom of R45.7 billion (US$2.4 billion (consisting of R16 billion (US$853 million) cash and R29.7 billion (US$1.6 billion)
undrawn facilities), easily covers the R13bn (US$0.7bn) November 2026 bond maturity and is sufficient to sustain the Group for an extended period. Liquidity headroom to be extended further through the US$500m Stream financing.
Considering the current uncertain macro-economic environment we plan to retain the prudent approach outlined in the 2023 results presentation in February 2024, to proactively mitigate increases in net debt until positive cashflow from operations is restored.
STRATEGIC REVIEW
The Group focus on strategic essentials has not precluded the progression of several value accretive initiatives.
Chrome value opportunity
On 19 February 2025 a strategic enhancement to the historical Marikana chrome contract (Marikana Contract) and a new Chrome
Management Agreement (CMA) were signed with the Glencore Merafe Venture (GM Venture).  The majority of the Chrome Recovery
Plants (CRPs) at Sibanye-Stillwater’s SA PGM operations will be operated by the GM Venture once the CMA is effective, which intends to leverage its processing expertise to optimise chrome production yields and reduce operational costs across all relevant CRPs.
The enhanced Marikana Contract is expected to accelerate completion of delivery of contracted chrome volumes agreed between
Lonmin and the GM Venture in 2011, by approximately 20 years, through increasing feed and improving recoveries from the Marikana
CRPs. Upon expiry of the Marikana Contract, the Marikana CRPs will become  subject to the terms of the CMA, increasing Sibanye-
Stillwater's share of free cash flow from chrome production from the Marikana CRPs. Together, these agreements are expected to allow greater exposure to chrome prices and incentivise future chrome production growth, realising significant value for Sibanye-Stillwater and enhancing value creation opportunities for the Marikana operation.
The improved economics of Sibanye-Stillwater's chrome production are expected to enhance the inherent value and commercial viability of development and extension projects at the SA PGM operations, which are currently being assessed
Uranium strategy
On 9 December 2024, the Group announced that it had agreed to sell its Beatrix 4 shaft, Beatrix operations in the Free State (which includes the Beisa uranium project) (the Transaction), to Neo Energy Metals Plc. (Neo Energy1) for a total Transaction consideration of
R500 million, comprising R250 million in cash and R250 million in newly issued shares in Neo Energy (which on signing equated to Sibanye-
Stillwater owning a shareholding of approximately 40% in Neo Energy).
The Transaction advances the Group uranium strategy by presenting Neo Energy with an opportunity to develop the Beisa uranium project to be developed by Neo Energy, while allowing Sibanye-Stillwater to maintain exposure to future uranium production without sole reliance on Group capital funding.
The Group is also assessing various alternatives to release value from its significant surface uranium resources at Cooke. Further details will be announced as appropriate.
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      6
1.Neo Energy is a uranium exploration and development company listed on the main board of the London Stock Exchange (LSE) and dual-listed in South Africa on the A2X market.
Rhyolite Ridge
Sibanye-Stillwater announced in September 2021 that it had reached an agreement with ioneer to establish a joint venture company with respect to Rhyolite Ridge. The completion of the joint venture is subject to various conditions precedent under the joint venture agreement, which has been subject to various amendments since September 2021. These conditions include a final investment decision from the board of directors of Sibanye-Stillwater affirming its commitment to proceed with Rhyolite Ridge.
In October 2024, Sibanye-Stillwater received updated project and technical information from ioneer in the form of a technical report summary and other updated technical reports. Management, with the assistance of external specialists, has reviewed and conducted due diligence on that information. The Board is currently assessing the relevant information to inform an investment decision.
OPERATING GUIDANCE FOR 2025*
PGM production from the US PGM operations for 2025, is forecast to be between 255,000 2Eoz and 270,000 2Eoz, with AISC  between
US$1,420/2Eoz to US$1,460/2Eoz excluding any possible S45X credit and AISC of between US$1,320/2Eoz to US$1,360/2Eoz including possible S45X credits. Capital expenditure is forecast to be between US$100 million and US$110 million (R1.8 billion – R2.0 billion).
3E PGM production for the US PGM recycling operations is forecast to be between 300,000 3Eoz and 350,000 3Eoz fed for 2025. Capital expenditure is forecast at US$1.5 million (R27 million).
US Reldan recycling operations are forecast to produce: 120,000 to 130,000 oz gold, 2 to 2.3Moz silver, 35,000 to 40,000 3E PGM and 3 to
3.2Mlbs copper. Capital expenditure is forecast at US$2.8 million (R51 million).
PGM production from the SA PGM operations for 2025 is forecast to be between 1.75 million 4Eoz and 1.85 million 4Eoz, including Mimosa attributable production and third party PoC, with AISC at the managed SA PGM operations between R23,500/4Eoz and R24,500/4Eoz
(US$1,288/4Eoz and US$1,343/4Eoz) - excluding cost of third party PoC. Capital expenditure for managed SA PGM operations is forecast at
R6.5 billion (US$356 million) for the year of which R1.42 billion (US$78 million) is project capital.
Gold production from the managed SA gold operations (excluding DRDGOLD) for 2025 is forecast at between 17,000kg (547koz) and
18,000kg (579koz). AISC is forecast to be between R1,285,000/kg and R1,350,000/kg (US$2,265/oz and US$2,380/oz). Capital expenditure is forecast at R3.5 billion (US$192 million).
Production from the Sandouville nickel refinery will cease as announced on 21 August 2024. The final matte will be processed during Q1
2025 and the ramp down is expected to be completed by the end of H1 2025. Capital expenditure of €10 million (R198 million) is forecast for the GalliCam project costs.
Capital expenditure at the Keliber lithium project for 2025 is currently forecast to be approximately €215 million (R4.3 billion), however additional regulatory requirements and changes to scope of the project necessitate a review of project capital requirements, which is underway. Capital expenditure guidance will be updated once the review has concluded.
Production from the Century zinc tailings retreatment operation is forecast at between 88.3 and 97.8 kilotonnes of payable zinc metal at an AISC of between A$3,400 and A$3,700/tZn (US$2,175 and US$2,367/tZn or R39,678 and R43,179/tZn) and capital expenditure of A$8 million (US$5.7 million or R93 million). Project capital on the Mount Lyell copper/gold project for 2024 is forecast to be A$6 million (US$4.3 million or R70 million).
* The guidance has been translated where relevant at an average exchange rate of R18.24/US$, R19.80/€ and R11.67/A$
NEAL FRONEMAN
CHIEF EXECUTIVE OFFICER
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      7
SIBANYE-STILLWATER GROUP SAFETY AND OPERATING REVIEW

SAFETY
The health and safety of our employees is our first priority and we remain committed to ensuring a safe work environment at all of our operations. Leading safety indicators confirm we are continuing to reduce risk at our operations, however we continue to experience unacceptable risk tolerance and non-compliance in certain areas, leading to fatal incidents. Investigations into these incidents revealed that proper application of our critical controls, behaviours, and management routines, would have prevented these fatalities occurring.
The key future focus is on line management's role in implementing these routines, ensuring accountability for employee behaviours, equipping leaders to address unintentional human errors and reinforcing safe work practices.
Although the number of fatalities reduced year on year from 11 in 2023 to eight in 2024, one life lost is one too many. We mourn the tragic loss of all eight employees over the year. The eight fatalities comprised three fatalities for H1 2024, followed by five fatalities for H2 2024
(two occurring during Q4 2024). Mr. Khaliphile Mdiya, a locomotive operator at K3, Marikana operation passed away from injuries he sustained in a rail bound equipment incident on 27 November 2024. Also at Marikana, on 21 December 2024 at Saffy Shaft, Mr. Goodman
Ndyondyo was fatally injured in a fall of ground incident. In addition to the above mentioned incidents, Mr. Zukile Langa, who worked as a winch operator at Saffy Shaft passed away on 18 November 2024, following complications associated with an injury sustained in a fall of ground incident on 15 August 2024.
The Board and management of Sibanye-Stillwater extend their sincere condolences to the families, friends and co-workers of our deceased colleagues. All incidents have been or are currently being investigated along with relevant stakeholders and support has been provided to the families of the deceased.
Pleasingly, the key Group-level incident statistics have continued to trend lower year-on-year, a key indicator of risk reduction, and trends over the last five years have been positive. This resulted in the fatal injury frequency rate (FIFR) improving from 0.066 in 2023 to 0.051 in
2024. The Group serious injury frequency rate (SIFR) improved by 15% year-on-year to 2.21 (per million hours worked), the lowest rate ever recorded by the Group. Moreover, serious injuries for the SA region in 2024 also reduced to the lowest levels on record. Year-on-year, the
Group lost time injury frequency rate (LTIFR) improved by 16% from 4.57 to 3.86 and the Group total recordable injury frequency rate
(TRIFR) improved by 17% from 5.24 to 4.36.
We encourage a bottom-up approach to safety, empowering our workforce to take ownership of their own and their teams' safety. Self-
stoppages of work in unsafe environments and near-miss incident reporting continues to be strongly encouraged and the trend is improving with self stoppages from operational crews now above 80% of total reported stoppages, reflecting the embedded safety culture we are striving for. The key focus for 2025 is on ensuring effective management routines and embedding a clear understanding of critical controls at the operator level.
We are also encouraged by the number of near miss incidents being reported by employees, which signifies an increase in risk awareness, transparency and employee engagement in our operations. The 37% decline in the HPI frequency rate from 2.18 per million hours worked for H2 2023 to 1.38 per million hours worked for H2 2024, suggests a reduction in the overall levels of risk at our operations.
Notwithstanding the progress being made, we are aware that our journey to ensuring zero harm for all employees will be challenging and require constant vigilance and a stricter adherence to protocols by employees, which requires a shift in risk behaviours.
The safety performance from the US region (including the Reldan operation), regressed, with the TRIFR increasing by 9% from 10.66 in 2023 to 11.61 in 2024. Leadership at the US PGM operations have increased engagement with crews to create further awareness and inculcate the Group safety strategy amid high labour turnover and the recent operational restructuring. To refocus the workforce on safe and efficient work and ensure a culture reset, ‘stand down’ and breakout sessions were conducted during Q4 2024.
The SA region witnessed a marked improvement in performance, compared to 2023. The serious injury frequency rate (SIFR), improved by
16% from 2.52 in 2023 to 2.12 in 2024, well below the benchmark of 2.43. The lost day injury frequency rate (LDIFR) and total recordable injury frequency rate (TRIFR) improved by 18% and 19%, when compared to the previous year, to 3.69 and 4.12 respectively. This is the lowest recorded SIFR, LDIFR and TRIFR performance for the region.
The European region (EU region) had 16 recordable injuries for 2024 compared with five for 2023, resulting in a 55% regression in the TRIFR to 9.53. The regression was associated with increased construction activity on the Keliber lithium project and the focus has intensified on contractor training and compliance with Group safety protocols.
The Australian region (AUS region) had five recordable injuries for 2024, the same number as the 2023 calendar year. The 2024 TRIFR of 7.25 shows a 13% deterioration compared to the shortened 2023 reporting period (March 2023 to Dec 2023) of 6.43.  The region has commenced the roll out of the Group minimum standards, with nearly all employees having completed training, and committed to adhering to the critical controls and associated behaviours.
OPERATING REVIEW
Americas (US) region
US PGM operations
The restructuring undertaken at the US PGM operations during Q4 2024 (repositioning for lower PGM prices, by deferring production growth and maintaining lower levels of production to reduce costs and capital requirements), successfully delivered stable mined 2E PGM production of 425,842 2Eoz for 2024 compared with 2023, with AISC reducing by 27% to US$1,367/2Eoz (R25,042/2Eoz).
Total operating costs for 2024 declined by 3% to US$483 million (R8.8 billion), with unit operating cost of US$1,134/2Eoz (R20,775/2Eoz), 3%
lower year-on-year. AISC benefited from reduced ore reserve development (ORD) and sustaining capital expenditure, as per the reduced production plan, with ORD of US$105 million (R1.9 billion), 50% lower year-on-year and sustaining capital expenditure decreasing by 72% to US$33 million (R611 million). Project capital expenditure declined by 62% to US$16 million (R291 million) for 2024 with expenditure limited to the East Boulder Stage 5 /6 tailings and waste storage facilities.
2E PGM sold for 2024 was 35,820 2Eoz more than produced and increased by 9% compared with 2023 to 461,662 2Eoz. The average 2E
PGM basket price for 2024 however, declined by 21% to US$988/2Eoz (R18,097/2Eoz), resulting in adjusted EBITDA decreasing from a US$35 million to a loss of  US$9 million (R111 million), necessitating further restructuring during Q4 2024.
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      8
The Inflation Reduction Act (“IRA”) of 2022 added a new tax code, Section 45X, which allows among other for an advanced manufacturing production tax credit for manufacturing of critical minerals within the US. Under the final rules issued in October 2024, the company is eligible to claim a 10% production tax credit on costs associated with the production of primary (mined) and secondary
(recycled) applicable critical minerals. Under the initial draft regulation our interpretation was that we were not eligible for a significant credit, but the revised regulations include extraction and initial processing cost, as well as the costs of purchasing recycle material so long as that material does not yet meet the final purity metrics. The final eligibility step requires certification from the company's contract refiner, which is in process.
The US PGM operations anticipate claiming approximately US$61 million (R 1.1 billion) credit to the underground operations relating to
2023 and approximately US$58 million (R1.1 billion) for 2024 resulting in 2023 AISC being 7% lower at US$1,754/2Eoz (R32,297/2Eoz) and 2024
AISC 11% lower at US$1,231/2Eoz (R22,547/2Eoz). These credits are expected to be received in 2026 or 2027 when the tax returns will be assessed. The estimated Section 45X credit for 2025 is approximately US$30 million (R547 million), equivalent to a US$110/2Eoz reduction in
AISC for 2025. (Refer to page 48 for S45x impact calculation)
PGM recycling operation
The global autocatalyst recycling market remains depressed, with no visible signs of recovery. Persistent macroeconomic challenges, including high interest rates, inflationary pressures, and elevated prices of used and new vehicles, continue to dampen consumer demand for new vehicles. As a result, older light-duty vehicles remain in service for longer, extending scrappage periods and impacting the availability of spent autocatalysts for recycling.
These factors continued to impact spent autocatalyst receipt and feed rates during 2024. The average spent autocatalyst fed for 2024 increased by 1% to 10.6 tonnes per day, a marginal improvement from 10.5 tonnes per day for 2023, but still well below average feed rates of around 24 tonnes fed at the peak in 2021. Total PGM ounces fed for 2024 of 316,470 3Eoz were 2% higher year-on-year.
The average 3E PGM basket price decreased by 46% year-on-year to US$1,266/3Eoz (R23,189/3Eoz), primarily due to the decline in the rhodium price with adjusted EBITDA declining by 48% to US$17 million (R326 million).
It is anticipated that the US PGM recycling operations will also qualify for a S45X credit of approximately 10% of operating costs. Once we have the contract certificate from our contractor refiner we expect to be able to claim approximately US$59 million (R1.1 billion) for 2023 and approximately US$32 million (R586 million) for 2024, with approximately US$30 million for 2025 (R547 million), improving the profitability of the recycling operations.
Reldan recycling
Reldan has been successfully integrated into the Sibanye-Stillwater framework, aligning leadership, culture, and strategic focus to drive performance. We have entrenched a values-driven approach with our focus on operational excellence, financial discipline, and strategic growth beyond traditional areas.
Since its acquisition in March 2024, Reldan has delivered solid financial and operational results, particularly benefiting from higher gold volumes and prices compared to 2023, processing over 20 million pounds of mixed scrap and industrial waste. By increasing volumes  of higher margin industrial waste and reducing volumes of lower margin electronic waste, the operating margin increased by 1% for 2024.
Reldan sold 107,680 oz gold, 1.7Moz silver, 15,292 oz platinum, 19,835 oz palladium and 2.6Mlbs of copper, contributing adjusted EBITDA of
US$15 million (R268 million) for 2024 since acquisition to the Group.
In H2 2024 Reldan sold 65,812 oz gold, 804,429 oz silver, 8,149 oz platinum, 12,335 oz palladium and 1.5Mlbs of copper. Adjusted EBITDA for
H2 2024 was US$15 million (R262 million).
Southern Africa (SA) region
SA PGM operations
The SA PGM operations delivered another consistent operational performance with PGM production of 1,835,410 4Eoz (including attributable production from Mimosa and third-party purchase of concentrate (PoC)) 4% higher than for 2023 and within annual guidance of 1.8 to 1.9 million 4Eoz for 2024. PGM production excluding third party PoC for 2024 of 1,738,946 4Eoz was 4% higher than for
2023. Third party PoC of 96,464 4Eoz for 2024 was in line with 2023, but 20% higher than guided for 2024 (80,000 4Eoz).
The increase in production from the SA PGM operations year-on-year reflects the acquisition of Anglo American Platinum’s 50% share in the Kroondal pool-and-share agreement (the Kroondal Transaction) which added 140,278 4Eoz or 8% to 2024 production (excluding PoC), and offset lower production from the Rustenburg operation due to the Siphumelele shaft ore collector bin and conveyor system incident, the impact of illegal industrial action at the Kroondal operation and restructuring of high cost shafts at Rustenburg and Marikana and closure of the high cost and end of life 4B shaft at Marikana.
AISC (excluding third party PoC) for 2024 of R21,948/4Eoz (US$1,198/4Eoz) increased by 9% compared with 2023 but was at the lower range of annual guidance of R21,800 to R22,500 (US$1245 to US$1,285/4Eoz). The increase in AISC was primarily driven by lower production and higher costs from the Rustenburg operation. By-product credits of R11.2 billion (US$612 million) increased from R10.5 billion (US$568 million) for 2023, reducing AISC for 2024 by R6,938/4Eoz (US$379/4Eoz) compared with R6,720/4Eoz (US$365/4Eoz) for 2023, with chrome credits comprising 52% of total by-product credits for 2024 (increasing from 47% for 2023). Royalties which in 2024 were 74% lower than the prior year also more than offset a 25% increase in sustaining capital. AISC (including PoC) increased by 8% to R21,848/4Eoz
(US$1,193/4Eoz) due to the additional benefit of a decline in PoC purchase costs. Kroondal fulfilled its obligations of delivering 1.35 million
4Eoz to conclude the Kroondal Transaction on 2 August 2024 and the PoC contract with Anglo American Platinum converted to a toll agreement on 1 September 2024, resulting in the build-up of metal inventory in process for the remainder of Q4 2024.
Chrome sales increased by 8% to 2,655kt for 2024, primarily due to higher chrome production from the Platinum Mile chrome recovery plant, which was commissioned in Q4 2023. Chrome revenue of R6.1 billion (US$331 million) for 2024 was 18% higher year-on-year, due to increased chrome tonnage sold. Chrome revenue comprised 12% of SA PGM revenue for 2024, higher than the 9% in 2023, confirming the value of our chrome strategy.
Capital expenditure at SA PGM's for 2024 increased by 4% year-on-year to R5.8 billion (US$319 million). ORD was 3% lower at R2.5 billion
(US$135 million), but sustaining capital increased by 25% to R2.6 billion (US$140 million) due to consolidation of 100% of Kroondal sustaining capex (limited ORD at mechanised operations) and 40% higher sustaining capital at Rustenburg. Project spend declined by 22% to R807 million (US$44 million), primarily due to expenditure of R680 million (US$37 million) at Marikana (R652 million (US$36 million) relating to K4 and R29 million (US$2 million) related to project study work), 24% lower year-on-year, and lower expenditure at Platinum mile following the
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      9
commissioning of the chrome plant in December 2023. Project capital at Rustenburg of R101 million (US$6 million) for 2024 was spent on the Reflux Classifier plant upgrade and preparation for the Siphumelele mechanised UG2 project.
The average 4E PGM basket price declined by 16% to R24,213/4Eoz (US$1,322/4Eoz) for 2024 and 8% higher AISC primarily due to higher costs at Rustenburg and Kroondal resulted in adjusted EBITDA decreasing by 58% year-on-year to R7.4 billion (US$407 million).
PGM production from the Rustenburg operation for 2024 decreased by 7% to 610,404 4Eoz with underground production 6% (35,714 4Eoz)
lower and surface production 15% (12,299 4Eoz) lower. Production was impacted by the Siphumelele shaft bin failure which halted production for 8 weeks, before ramping up strongly from 1 May 2024 and complex ground conditions associated with the Hex River fault slowing the build up in production from the Bathopele mine, where mining is declining in line with the life of mine plan. Surface production was impacted by lower rainfall resulting in the curtailment of the surface operations in order to conserve water. These factors resulted in
AISC increasing by 17% to R21,307/4Eoz (US$1,163/4Eoz).
The acquisition of Anglo American Platinum's 50% share in the Kroondal PSA (effective 1 November 2023), added 140,278 4Eoz (20,900
4Eoz for two months for 2023) to attributable PGM production of 280,556 4Eoz from the Kroondal operation for 2024. Comparable production on a 100% basis was 15% or 50,148 4Eoz lower than for 2023, primarily due  to the closure of Simunye at the end of 2023, which produced 17,480 4Eoz for 2023, and 13,789 4Eoz less production from the closure of the end of life Klipfontein opencast mine. Unprotected labour unrest which commenced on 3 June 2024 and ended on 17 June, affected production from the K6, Kwezi and Kopaneng shafts.
From 1 September 2024, the historical PoC agreement with Anglo American Platinum for processing of PGM concentrate from the
Kroondal operations changed to a toll agreement, on the same terms as the existing Rustenburg toll agreement. As a result, AISC for
Kroondal increased in Q4 2024 due to increased tolling costs compared to the POC agreement where processing costs are not reflected in operating costs but in reduced revenue. With the move from PoC to toll, Kroondal will have higher operating costs but will also derive full exposure to the metal price and higher margins when sales are realised. In 2024 AISC at Kroondal increased by 12% to R21,757/4Eoz
(US$1,188/4Eoz) primarily as a result of absorbing 100% of the costs of the Kroondal operation and 15% lower production on a pro-rata basis. Based on the terms of the tolling agreement, delivery of concentrate to Anglo American Platinum from 1 September 2024 to year end would not convert into sales, resulting in a build up of metal inventory in process of 88,949 4Eoz with a book value of R2.0 billion
(US$108 million) at 31 December 2024.
4E PGM production from the Marikana operation for 2024 (excluding PoC) increased by 3% to 679,245 4Eoz, despite the restructuring of the Rowland shaft and closure of the 4B shaft during Q1 2024 where production was 23% (23,077 4Eoz) and 82% (36,244 4Eoz) lower respectively year-on-year. Underground production benefited from the continued ramp up of production at 4 shaft, increasing by 2% to
644,490 4Eoz and surface production 23% higher at 34,755 4Eoz, due to greater throughput and higher plant head grade, particularly from the bulk tailings treatment (BTT) facility, where higher grades at the base of the ETD1 tailings storage facility, which will reach the end of its life in March 2025, are being mined. The Marikana surface operations converted from hydro mining to a hydro/mechanical hybrid method in 2023 which has led to lower feed densities, better recoveries and improved plant stability facilitating higher throughput. PGM production for 2024 including PoC of 96,464 4Eoz increased by 3% to 775,709 4Eoz. The restructuring of higher cost production and increase in production resulted in AISC (excluding PoC) of R23,430/4Eoz (US$1,279/4Eoz) increasing by 3%, well below inflation. As production from the K4 shaft project is expected to build up to steady state production of 250,000 4Eoz in 2030, and ORD normalises from currently elevated levels, K4 shaft unit costs will decrease significantly, reducing average costs for the Marikana operations, improving its position on the industry cost curve relative to PGM industry peers.
Attributable production from Mimosa increased by 5% year-on-year to 122,639 4Eoz due to 6% higher tons milled and higher recoveries following the commissioning of the plant optimization project in 2023. AISC declined by 13% to US$1,152/4Eoz (R21,103/4Eoz) due to the increase in production and 48% decrease in sustaining capital to US$30 million (R548 million) following the commissioning of the new TSF in
April 2024.
PGM production from Platinum Mile  of 46,102 4Eoz for 2024, was 11% lower than for 2023 due to lower production from the Rustenburg underground operations as well as lower surface mined tailings feed, due to a fire in September which temporarily impacted electricity supply. The new chrome extraction plant which was commissioned at the end of 2023, produced 86kt of chrome for 2024 and is expected to produce at nameplate capacity of 120ktpa in 2025. AISC decreased by 16%  to R9,674/4Eoz (US$528/4Eoz) primarily due to chrome by-
product credits of R426 million (US$23 million).
SA gold operations
The strategic importance of the Group's diversified portfolio of metals, is again evidenced by the significant increase in the financial contribution of the SA gold operations to the Group. Despite significant restructuring, these mature mines buoyed by the tailwind of a strong gold price in a challenging period for most other metals, which are more aligned with industrial economic cycles, delivered materially better financial results for 2024. Adjusted EBITDA from the SA gold operations increased by 66% year-on-year, from R3.5 billion
(US$193 million) for 2023 to R5.8 billion (US$323 million) for 2024 (R3 billion loss in 2021). The 66% increase in adjusted EBITDA from our SA gold operations has provided a critical underpin for the Group, comprising 45% of Group adjusted EBITDA for 2024, from 17% the year before.
This was achieved during a period of significant change and disruption due to necessary restructuring undertaken by the Group since
2022 and operational disruptions highlighted in the H1 2024 results.
Gold production from the SA gold operations (including DRDGOLD) for 2024, decreased by 13% to 21,915kg (704,583oz). Production
(excluding DRDGOLD) decreased by 16% (3,218kg) to 16,896kg (543,219oz), but was within revised  guidance of 16,500 to 17,500 kg (530 to 563 koz) given in mid-2024 following the significant disruptions at the Kloof operation which constituted 72% of the production difference with the back-break incident at Beatrix 3 shaft comprising a further 15%.
AISC for the SA gold operations (excluding DRDGOLD) for 2024 increased by 13% to R1,342,548/kg (US$2,280/oz), due to a 15% decrease in gold sold year-on-year of 17,218kg (553,571oz). A 5% increase in ORD expenditure to R2.8 billion (US$155 million) due to strategic development of secondary reefs to sustain production at Kloof and Driefontein was offset by a 33% reduction in sustaining capital expenditure to R691 million (US$38 million). AISC for the SA gold operations (including DRDGOLD) for 2024 similarly increased by 11%  to
R1,251,810/kg (US$2,126/oz).
Total capital expenditure from the SA gold operations (excluding DRDGOLD) decreased by 28% to R3.9 billion (US$212 million) primarily due to the closure of Kloof 4 shaft.  Project capital decreased by 79% to R354 million (US$19 million) due to the closure of the Kloof 4 shaft and the Burnstone project being placed on care-and-maintenance. Capital expenditure from DRDGOLD increased by 157% to R3.4 billion (US$184 million) primarily due to a 255% increase in project capital expenditure, from R882 million (US$48 million) for 2023 to R3.1 billion (US$171 million) for 2024. This increase was primarily on Phase 2 of the Far west gold recoveries operations, including R642 million
(US$35 million) on the construction of a regional tailings storage facility (RTSF) and the completion and commissioning of the full phase of the solar plant (60MW) and the battery energy storage system (BESS 160MW) which was completed in November 2024.
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      10
The average rand gold price received for 2024 increased by 22% to R1,400,468/kg (US$2,378/oz), resulting in adjusted EBITDA from the SA gold operations (including DRDGOLD) increasing by 66% to R5.8 billion (US$323 million). The outlook remains positive, with the spot gold price averaging over R1.6 million/kg year-to-date. Post the restructuring, with high cost shafts closed, the outlook for the SA gold operations for 2025 is positive.
Production from the Driefontein operation for 2024 decreased by 3% to 7,015kg (225,537oz), with negligible production from surface mining due to depleted surface sources. Production from the Driefontein 5 shaft which was impacted by an underground fire in H2 2023 recovered strongly, producing 50% (849kg) more gold year-on-year, which offset lower production from other shafts at Driefontein. AISC in
2024 increased by 6% year-on-year, in line with inflation to R1,263,657/kg (US$2,146/oz) with gold sold 1% lower year-on-year and ORD increasing by 14% to R1,663 million (US$91 million) due to catching up development at Driefontein 5, after the fire in H2 2023. Sustaining capital decreased by 22% to R380 million (US$21 million) following reduced expenditure on Driefontein 1 and 4 pillar projects.
Production from the Kloof operation for 2024 decreased by 34% or 2,541kg (81,695oz) to 4,892kg (157,281oz) due to the closure of Kloof 4 shaft (which accounted for 850kg or 33% of the difference), and seismicity which restricted access to high grade panels at Kloof 1 shaft.
Production from Kloof 7 shaft, following an incident where a conveyance caught on a damaged shaft guide on 1 July 2024 resulting in suspension of mining for two months, was 50% lower (487kg). Underground operating costs at Kloof declined by 23% or R1.7 billion (US$89 million) for 2024 as a result of cost saving initiatives and the closure of Kloof 4 shaft, with AISC increasing by 24% to R1,535,137/kg (US$2,607/
oz) as a result of the decline in production and 36% lower gold sold.
Production from the Beatrix operation in 2024 improved steadily during H2 2024 as crews affected by the back break incident which impacted H1 2024, resumed production. Underground production decreased by 10% to 3,751kg (120,597oz) year-on-year. Underground production for H2 2024 was 5% lower than production for the same period in prior year, increasing 18% compared to H1 2024. AISC increased by 11% in 2024 to R1,225,407/kg (US$2,081/oz), primarily due to lower production, with ORD decreasing by 25% to R242 million
(US$13 million) due to a decrease in off-reef development, in line with life-of-mine profiles.
Gold production from the Cooke operation in 2024 increased by 3% year-on-year to 1,224kg (39,353oz) with steady yields and slightly higher tonnes milled. AISC increased by 24% to R1,388,661/kg (US$2,358/oz) due to higher aggregate purchase costs of third party gold bearing material, where the purchase price is linked to the gold price.
Production from DRDGOLD declined by 2% for 2024 to 5,019kg (161,365oz) with throughput 12% higher but yield 12% lower, associated with depletion of higher grade reclamation sites at Ergo and the transition to new higher volume, lower grade sites. AISC of R946,624/kg
(US$1,607/oz) was 7% higher year-on-year. Sustaining capital was 44% lower at R240 million (US$13 million) reflecting the tailing off of investment in new infrastructure for the development of major reclamation sites at both the ERGO and FWGR operations.  Project capital increased by 255% for 2024 to R3.1 billion (US$171 million), mainly on the solar power plant and integrated battery energy storage system which was practically commissioned in November 2024, the construction of a regional tailings storage facility (RTSF) with associated pump station and pipeline infrastructure at Phase II of FWGR to allow it to double capacity by 2028, and project capital to expand capacity at
Driefontein 2 Plant to 1.2Mtpm.
Adjusted EBITDA from DRDGOLD for 2024 of R2.5 billion (US$139 million) increased by 46% compared with 2023, reflecting the leverage to the rand gold price.
DRDGOLD declared an interim dividend of 30 cps (US$0.17) for H1 2025, an additional R130 million (US$7 million)* contribution to Group cash.
* Translated using closing exchange exchange rate of R18.53/US$ on 19 Feb 2025
European region
Sandouville nickel refinery
The Sandouville nickel refinery financial and operational performance improved in 2024 compared to the previous year as a result of reduced costs and better plant stability and reliability.
Total nickel production from the Sandouville nickel refinery of 7.7kt tonnes for 2024 was 8% higher year-on-year and within guidance of
7.5kt to 8.5kt, due to improved plant stability and less maintenance downtime. In H2 2024, total nickel production was 5% lower year-on-
year with production constrained due to a lack of organic solvent used for mainline purification to remove cobalt (as a consequence of the July cyber attack and force majeure from a supplier). Total nickel production for 2024 included 1.2kt of nickel salts, 18% lower year-on-
year and 6.5kt of nickel metal, 15% higher than the prior year. This was due to low demand for nickel carbonate (one of the three nickel salts) which led to production stoppages to reduce working capital. Total nickel products sold in 2024 increased by 13% to 7.7kt, in line with production, with the sales of nickel salts 31% higher, with an increase in demand over the same period allowing Sandouville to destock excess inventory.
Costs were well controlled with nickel equivalent AISC for 2024 of US$24,548/tNi (R449,644/tNi), 31% lower year-on-year and at the mid-
point of  guidance of US$22,900-25,070/tNi (€21,000-23,000/tNi). This was driven by lower feedstock prices linked to the price of nickel, lower variable costs (reagents, energy including electricity and gas) and 30% lower sustaining capital to US$9 million as a result of lower replacement costs due to the closure of current production lines in H1 2025. Total working capital declined by 57% in 2024 to US$12 million, with an increase in demand for product from September after the announcement that the Sandouville refinery would cease production of current nickel products in H1 2025. This allowed Sandouville to destock some inventory at increased premiums. The 2024 adjusted
EBITDA loss for Sandouville was US$41 million (R723 million), better than the US$72 million (R1.3 billion) adjusted EBITDA loss incurred for 2023.
Although nickel prices deteriorated year-on-year, this improvement was primarily driven by better cost management.
The last nickel matte delivery was received in early January 2025 and remaining inventory is scheduled to be processed by the end of Q1
2025. Thereafter the refinery is expected to be ramped down by end of H1 2025.
The pre-feasibility study (PFS) to assess the potential conversion of the Sandouville plant to produce pCAM continued in H2 2024. Further announcements will be made as soon as final stages of the study are completed before the end of 2025. The planned completion of the
PFS was changed from the original Q1 2025 to Q4 2025 due to changes in the project scope.
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      11
Keliber lithium project
Construction activities at the Keliber lithium refinery in Kokkola, Finland have continued with good progress. The main equipment installations are being finalised and pre-commissioning activities will start in Q1 2025. The lithium refinery is expected to be completed in
Q3 2025, with cold commissioning commencing thereafter.
The construction works on the second phase of the Keliber lithium project comprising the concentrator in Päiväneva, Kaustinen and the development of the Syväjärvi open pit mine commenced in late 2023 and both are on schedule. Mining of Syväjärvi ore will commence in Q3 2025 and hot commissioning of the Keliber concentrator will start in Q1 2026 followed by hot commissioning of the lithium refinery in
Q2 2026. For commercial reasons, it was decided not to purchase third party spodumene concentrate and to postpone the ramp-up of the lithium refinery until a sufficient stockpile of own concentrate is available.
The Keliber lithium project has received all key permits, but some permit conditions are still subject to a further review by the permitting authority:
•Rapasaari-Päiväneva environmental permit (EP) is legally valid since April 2024 following Vaasa administrative court ruling which also included sending certain permit conditions back to the permitting authority for further review
•For the Päiväneva concentrator, the application concerning the permit conditions subject to further review was submitted in May 2024.
Permit decision is expected in Q2 2025. The EP allows the construction of the concentrator. The commencement of production at the concentrator is, however, subject to the permitting authority’s review and the issuing of an enforceable permit decision.
•For the Rapasaari mine, the application concerning the permit conditions subject to further review will be submitted in Q1 2025
•Syväjärvi mine is planned to supply all feedstock to the concentrator for the first 5 years in an updated production schedule to mitigate the risk of a potential Rapasaari permit delay
Key developments in H2 2024
•All construction sites (i.e. the Keliber lithium refinery in Kokkola, the Keliber concentrator in Päiväneva, Kaustinen and the Syväjärvi mine)
proceeding. The lithium refinery is nearing construction completion and key technology installations are underway at the concentrator
•On-going permitting work together with the relevant authorities and other stakeholders progressed according to plans
•Recruitment and resourcing for the operational phase is on track. Headcount of 157 including 8 consultants at the end of Q4 2024 (Q4
2024 70 employees)
•Green loan package of €500 million announced on 23 August 2024. The loan facility comprises a bank financed €250 million Export
Credit Agency (ECA) guaranteed tranche, a €150 million tranche provided by the European Investment Bank (EIB) and a €100 million syndicated commercial bank tranche
•Exploration drilling progressed well for H2 2024 with a total of 43 holes and 7,788 meters drilled at the key existing and new promising exploration target areas with continued good results
•Reserves increased by 36.6%, with most of the increase from the Syväjärvi and Rapasaari orebodies, supporting increased production from these mines
•Project capital expenditure for H2 2024 was €179 million (R3.5 billion), and €311 million (R6.2 billion) for 2024 in line with the earlier guidance of €300m. Project expenditure to date is €439 million (R9.4 billion) and the project capital guidance for 2025 is currently €215 million (R4.2 billion). Additional regulatory requirements and changes to scope of the project necessitate a review of project capital requirements, which is underway. Capital expenditure guidance will be updated in due course.
*  Amounts are translated at the translated at the average rate of R19.82/€ for FY2024 and project expenditure to date, R19.40/€ for H2 2024 and a spot rate at 31st January 2025 of R19.28/€ for project capital expenditure estimated for the project
Australian region
Century zinc tailings retreatment operation
Sibanye-Stillwater acquired control of New Century Resources Limited from 22 February 2023, so comparison on an annual basis is not meaningful.
In Q1 2024 the Century operations were impacted by poor weather conditions due to another heavy wet season, but not as severe as rains seen in 2023. Q2 and Q3 saw a return to normal operations, and associated strong production results. However in Q4 2024 the
Century operations were impacted by a regional bushfire which impacted operations for around two months due to damaged infrastructure. 2024 was the first full calendar year of operations under Sibanye-Stillwater ownership, with the integration and transition of
New Century Resources into Sibanye-Stillwater Australia completed smoothly during the year. A return to normalised levels of production is expected in 2025, as the operations have fully recovered from the impact of the 2024 bushfire, and have wet weather mitigations in place.
The Century zinc tailings retreatment operation (Century operation) produced 82 kilotonnes (kt) of payable zinc metal for 2024 (76kt for the 10 months in 2023) at AISC of US$2,317/tZn (R42,446/tZn) below guidance of 87kt to 100kt at the beginning of 2024, due to severe disruptions caused by external factors. As stated, production for Q1 2024 was impacted by heavy wet season conditions which caused numerous interruptions to production. After a strong production recovery during Q2 and Q3 2024 with good operational consistency, production was again heavily impacted in Q4 2024 by a regional bushfire which engulfed the mine on the 9 October 2024, damaging
23km of poly piping, vital for operating activities. After replacing all the damaged infrastructure, normalised levels of production were only achieved in early December 2024.
AISC of US$2,317/tZn for 2024 were 17% higher than 2023 levels as a result of 66% higher royalties and sustaining capital which was 64%
higher at US$10 million (R186 million) (of which US$3.5 million related to the bushfire recovery costs) offset by by-product credits which increased by 75% to US$12 million (R218 million) as a result of the higher prices of silver and increased sales. Payable zinc sold increased by
6% year-on-year to 82kt in 2024. Given the tailwind of better zinc prices and record low treatment charges, the Century operation adjusted EBITDA for the year was US$34 million (R641 million), a US$49 million (R926 million) improvement on 2023.
The Century operations are assessing opportunities to leverage existing infrastructure to unlock value from large regional phosphate deposits post the conclusion of the zinc tailings retreatment, with a feasibility study started and due for completion in 2025.
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      12
Mt Lyell copper project
The Mt Lyell feasibility study (AACE Class 3 Estimate) was completed in H1 2024. Positive project economics indicated an immediate transition to the next stage of required study (AACE Class 2 Estimate), scheduled for completion in H2 2025.
* Amounts are translated at the translated at the average rate of R12.17/A$ and R18.62/US$ for H2 2023 [should we ass full years rates?]
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      13
FINANCIAL REVIEW OF THE SIBANYE-STILLWATER GROUP

For the six months ended 31 December 2024 (H2 2024) compared with the six months ended 31 December 2023 (H2 2023)
The reporting currency for the Group is SA rand (rand) and the functional currency of both the US PGM and US Reldan operations is US dollar (US$).
The results of the US PGM operations are translated to rand at the average exchange rate for the six months, which for H2 2024 was R/US$17.92 or
4% stronger than for H2 2023 (R/US$18.62). The functional currency of the European region, comprising of the Sandouville nickel refinery and the
Keliber lithium project, is the euro(€) and the results of Sandouville refinery were translated to rand at the average exchange rate for the six months, which for H2 2024 was R/€19.40 or 4% stronger than for H2 2023 (R/€20.20). Keliber is a project in the development phase and project development expenses are capitalised to property, plant and equipment in accordance with the Group’s accounting policies . The functional currency of the Century zinc retreatment operation and the Mt Lyell copper mine project is the Australian dollar (A$) and the results of the Century zinc retreatment operation were translated to rand at the average exchange rate, which for H2 2024 was R11.85/A$ or 3% stronger than for H2
2023 (R/A$12.17). Mt Lyell, a previously operated underground copper mine was placed on care and maintenance in 2014 and the pre-feasibility study, which considered the re-establishment of this operation was completed, with an AACE class 2 feasibility study scheduled to be completed in 2025.
Group financial performance
Group revenue for H2 2024 increased by 7% to R56,925 million (US$3,172 million) mainly due to higher prices received at the SA gold operations and the inclusion of sales volumes from the US Reldan operations, partially offset by continued lower average US dollar PGM basket prices received at the SA PGM operations, US PGM operations (underground and recycled) and the lower nickel equivalent basket price received by the European region (Sandouville nickel refinery) together with lower sales volumes at the SA PGM, gold operations and at the US PGM underground operations. Group cost of sales, before amortisation and depreciation increased by 8% to R48,337 million (US$2,695 million) mainly due to the inclusion of costs from the US Reldan operations, partially offset by lower sales volumes at the US PGM underground, SA PGM and SA gold operations and Sandouville nickel refinery. In addition, the SA gold and SA PGM operations experienced above inflation cost increases in energy and on imported materials.
Group profit/(loss) for H2 2024 increased by 103% or R46,507 million (US$2,520 million) to a profit of R1,291 million (US$61 million). The Group adjusted
EBITDA for H2 2024 increased marginally by R31 million (US$20 million) to R6,440 million (US$360 million) as higher revenue was mainly offset by correspondingly higher  Group cost of sales, before amortisation and depreciation. The 4% stronger rand relative to the US dollar also contributed to lower revenue received in addition to the lower US dollar average basket price received at both the SA and US PGM operations. Group amortisation and depreciation decreased by 11% to R4,676 million (US$260 million) mainly due to lower capital expenditure and previous impairments recognised at the US PGM underground operations which were also impacted by the 4% stronger rand.
The revenue, cost of sales, before amortisation and depreciation, net other cash costs, adjusted EBITDA and amortisation and depreciation are set out in the tables below:

Figures in million - SA rand
	Revenue			Cost of sales, before amortisation and depreciation			Profit/(loss) for the period			Adjusted EBITDA			Amortisation and depreciation
	H2 2024	H2 2023	% Change	H2 2024	H2 2023	% Change	H2 2024	H2 2023	% Change	H2 2024	H2 2023	% Change	H2 2024	H2 2023	% Change
SA PGM operations	24,608	25,243	(3)	(21,340)	(18,566)	15	2,399	4,119	(42)	2,633	5,826	(55)	(1,947)	(1,606)	21
Total Americas region	12,261	10,903	12	(12,187)	(10,904)	12	(3,658)	(36,771)	(90)	(158)	(30)	427	(1,004)	(1,837)	(45)
US PGM underground operations	4,357	5,277	(17)	(4,727)	(5,514)	(14)	—	—	—	(599)	(266)	125	(901)	(1,835)	(51)
US PGM Recycling	3,864	5,626	(31)	(3,685)	(5,390)	(32)	—	—	—	179	236	(24)	(3)	(2)	50
Reldan operations	4,040	—	100	(3,775)	—	100	(20)	—	100	262		100	(100)	—	100
Managed SA gold operations	12,463	10,908	14	(9,290)	(9,791)	(5)	1,157	(3,914)	(130)	2,173	345	530	(1,426)	(1,129)	26
DRDGOLD	3,802	2,974	28	(2,324)	(2,152)	8	988	615	61	1,458	803	82	(214)	(110)	95
European region	1,099	1,347	(18)	(1,470)	(2,000)	(27)	232	(4,612)	(105)	(513)	(796)	(36)	(22)	(109)	(80)
Australian region	2,679	1,745	54	(1,726)	(1,405)	23	626	(4,175)	(115)	931	216	331	(61)	(490)	(88)
Group corporate[1]	13	(4)	425	—	—	—	(453)	(478)	(5)	(84)	45	287	(2)	—	100
Total Group	56,925	53,116	7	(48,337)	(44,818)	8	1,291	(45,216)	(103)	6,440	6,409	—	(4,676)	(5,281)	(11)

Figures in million - US dollars[2]
	Revenue			Cost of sales, before amortisation and depreciation			Profit/(loss) for the period			Adjusted EBITDA			Amortisation and depreciation
	H2 2024	H2 2023	% Change	H2 2024	H2 2023	% Change	H2 2024	H2 2023	% Change	H2 2024	H2 2023	% Change	H2 2024	H2 2023	% Change
SA PGM operations	1,375	1,352	2	(1,189)	(997)	19	136	215	(37)	152	309	(51)	(110)	(86)	28
Total US PGM operations	679	584	16	(679)	(587)	16	(211)	(1,995)	(89)	(12)	(5)	140	(55)	(99)	(44)
US PGM underground operations	241	283	(15)	(265)	(299)	(11)	—	—	—	(36)	(18)	100	(50)	(99)	(49)
US PGM Recycling	215	301	(29)	(206)	(288)	(28)	—	—	—	9	13	(31)	—	—	—
Reldan operations	223	—	100	(208)	—	100	(1)	—	100	15	—	100	(5)	—	100
Managed SA gold operations	697	585	19	(517)	(524)	(1)	66	(209)	(132)	125	19	558	(79)	(61)	30
DRDGOLD	212	160	33	(130)	(115)	13	56	34	65	81	44	84	(12)	(6)	100
European region	62	72	(14)	(83)	(107)	(22)	12	(251)	(105)	(30)	(42)	(29)	(1)	(6)	(83)
Australian region	147	94	100	(97)	(75)	100	31	(225)	100	50	13	100	(3)	(26)	100
Group corporate[1]	—	(1)	100	—	—	—	(28)	(28)	—	(6)	2	400	—	—	—
Total Group	3,172	2,846	11	(2,695)	(2,405)	12	61	(2,459)	(102)	360	340	6	(260)	(284)	(8)
1 The effect of the streaming transaction has been included under Group Corporate. Please refer to note 21 of the condensed consolidated financial statements
2 Convenience translations have been applied to convert the rand Income Statement amounts into US dollars using a foreign exchange rate of R17.92 for H2 2024 and 18.62 for H2 2023
Revenue
Revenue from the SA PGM operations decreased by 3% to R24,608 million (US$1,375 million) due to a 2% lower average rand 4E basket price of
R23,892/4Eoz (US$1,333/4Eoz), a 5% or 45,916 4Eoz decrease in PGMs sold and a 1% decrease in the sale of third-party purchase of concentrate
(PoC) ounces. The decrease in 4Eoz sold was mainly due to lower volumes at the Kroondal operations which changed it sales agreement from a
PoC to a Toll agreement with effect from 1 September 2024.
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      14
At the US PGM underground operations revenue decreased by 15% to US$241 million (R4,357 million), mainly due to a 11% decrease in the average 2E basket price to US$1,001 and a 6% decrease in ounces sold, which correlated with the lower production achieved. The rand average
2E basket price decreased by 14% to R17,942/2Eoz, which combined with the lower sales volumes, resulted in a 17% decrease in rand revenue to
R4,357 million. Revenue from the US PGM recycling operation decreased by 29% from US$301 million (R5,626 million) to US$215 million (R3,864 million) due to a 34% lower average realised basket price of US$1,279/3Eoz, partially offset by an 8% decrease in recycled ounces sold. The 4%
stronger rand translated into a 31% decrease in recycling revenue to R3,864 million.
For the six months ended 31 December 2024 the Reldan operations sold silver (804,429 Toz), gold (65,812 Toz), platinum (8,149 Toz), palladium
(12,335 Toz), copper (1,524,099 Lbs) and mixed scrap (2,645,909 Lbs), generating revenue of US$223 million (R4,040 million).
Revenue from the managed SA gold operations increased by 14% to R12,463 million (US$697 million) mainly due to a 22% higher rand gold price of
R1,423,000/kg (US$2,470/oz), partially offset by lower volumes. Revenue from DRDGOLD increased by 28% to R3,802 million (US$212 million) due to a
26% higher rand gold price received of R1,481,106/kg (US$2,571/oz) and 1% higher sales volumes.
At the European region, revenue from the Sandouville nickel refinery decreased by 18% to R1,099 million (US$62 million), mainly due to a 15% lower nickel equivalent basket price of R334,755/tNi (US$18,681/tNi) and a 4% decrease in total nickel sold.
At the Australian region, revenue from the Century zinc retreatment operation increased by 54% to R2,679 million (US$147 million), mainly due to a
58% higher average equivalent zinc concentrate price of R51,931/zinc tonne (ztn) (US$2,898/ztn) and a 2% increase in zinc metal (payable) in concentrate sold.
Cost of sales, before amortisation and depreciation
Cost of sales, before amortisation and depreciation at the SA PGM operations increased by 15% to R21,340 million (US$1,189 million) mainly due to higher production costs due to 41% higher production post the acquisition of Anglo American Platinum Limited's (AAPL)50% share of the Kroondal
Pool and Share Agreement (PSA), above inflation cost increases on electricity and higher costs on imported spares and compressed air.
Underground 4E PGM mined production increased by 7% to 773,941 4Eoz and surface production volumes excluding third-party PoC were16%
lower at 75,574 4Eoz. Third-party PoC at the Marikana smelting and refining operations decreased by 1% to 46,318 4Eoz. PoC material is purchased at a higher cost, than own mined ore, due to the direct correlation to the basket price of PGM’s.
Cost of sales, before amortisation and depreciation at the US PGM underground operations decreased by 11% to US$265 million (R4,727 million)
due to a 6% decrease in sales volumes to 220,456 2Eoz and lower costs mainly due to lower production volumes. Production volumes decreased by 15% to 187,703 2Eoz, negatively impacted by the restructuring which was completed during November 2024 which placed Stillwater West mine on care and maintenance and reduced activities at East Boulder mine. Cost of sales, before amortisation and depreciation at the US PGM recycling operation decreased, in line with revenue, by 28% from US$288 million (R5,390 million) to US$206 million (R3,685 million) due to the sustained softer market conditions which have not recovered since 2024 and which continued to affect receipt rates of spent autocatalysts at the recycle operations.
For the six months ended 31 December 2024 cost of sales, before amortisation and depreciation of the Reldan operations was US$208 million
(R3,775 million).
Cost of sales, before amortisation and depreciation at the managed SA gold operations decreased by 5% to R9,290 million (US$517 million) due to
11% or 1,055kg lower production and above average inflationary increases in electricity, support and consumables costs which were partially offset by cost saving initiatives at Beatrix and Driefontein which reduced contractor and consumable costs and lower costs due to the closure of
Kloof 4 shaft in H2 2023. Cost of sales, before amortisation and depreciation from DRDGOLD increased by 8% to R2,324 million (US$130 million) due to cost increases in electricity due to a delay in the solar project completion and increased security costs in response to the risk.
Cost of sales, before amortisation and depreciation at the Sandouville nickel refinery in the European region increased by 27% to R1,470 million
(US$83 million) mainly due to a combination of a decrease in variable costs correlated with lower production volumes, a decline in chemical prices and lower maintenance and labour costs. Production was 5% lower at the Sandouville nickel refinery mainly due to a shortage of solvent with a supplier affected by a force majeure event and technical issues with the new bagging machine which has since been resolved.
Cost of sales, before amortisation and depreciation at the Century zinc retreatment operation in the Australian region increased by 23% to R1,726 million (US$97 million) mainly due to the bushfire in October that stopped production until mid November 2024. This resulted in a drawdown of inventory contributing to higher cost of sales,  in order to achieve the 2% higher sales volumes.
Profit for the period
Profit for H2 2024 increased by 103% from a loss of R45,216 million (US$2,459 million) to a net profit of R1,291 million (US$61 million) mainly due to a reduction in the impairments raised, a combination of higher revenue and higher cost of sales as discussed above. H2 2024 impairments raised of
R1,549 million (US$94 million) related to specific asset impairments of R221 million (US$13 million) at the Sandouville nickel refinery and impairments of R1,325 million (US$80 million) at the US PGM operations relating to the carrying value of the US PGM operations. The profit was also due to a higher period on period decreased on the net loss of financial instruments of R4,073 million (US$224 million), higher other income of R329 million
(US$20 million) and lower other costs of R1,143 million (US$58 million) which are discussed in the sections below.
Adjusted EBITDA
Adjusted EBITDA includes other cash costs, care and maintenance costs; lease payments; strike costs and corporate social investment costs (see note 11.1 of the condensed consolidated financial statements for a reconciliation of profit before royalties, carbon tax and tax to adjusted
EBITDA). Care and maintenance costs for H2 2024 were R505 million (US$28 million) at Cooke (H2 2023: R445 million or US$24 million), R4 million (US$0 million) at Beatrix (H2 2023: R36 million or US$2 million), R97 million (US$5 million) at Kloof (H2 2023: R46 million or US$2 million) , R178 million (US$10 million) at Burnstone (H2 2023: R0 million or US$0 million), R35 million (US$2million) at Marikana (H2 2023: R59 million or US$3 million), R5 million (US$0 million) at Rustenburg (H2 2023: R2 million or US$0 million) and R5 million (US$0 million) at Kroondal (H2 2023: R6 million or US$0 million). Lease payments of R109 million (US$6 million) (H2 2023: R140 million or US$8 million) are included in line with the debt covenant formula and corporate social investment costs were R244 million (US$14 million) (H2 2023: R86 million or US$5 million).
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      15
The Profit/(loss) and Adjusted EBITDA are shown in the graphs below:
The Profit/(loss) in the graph above includes the impairments recognised during the H2 2024 period, which are discussed under the Non-recurring items section further below.
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      16
The below table illustrates the reconciliation of profit before royalties, carbon tax and tax to adjusted EBITDA:

Six months ended 31 December 2024
Figures in million – SA rand	Group	Total US PGM	Under- ground	Recycling	Reldan operations	Total SA PGM	Total SA gold[1]	DRD- GOLD	Total EU operations	Sandouville nickel refinery	Total AUS operations	Century zinc retreatment operation	Group corporate
Profit/(loss) before royalties, carbon tax and tax	1,915	(3,615)	(3,791)	176	(17)	2,767	2,202	1,333	232	(477)	776	944	(430)
Adjusted for:
Amortisation and depreciation	4,676	904	901	3	100	1,947	1,640	214	22	17	61	61	2
Interest income	(588)	(86)	(86)	—	(7)	(223)	(237)	(124)	(31)	(1)	(1)	(1)	(3)
Finance expense	2,279	876	876	—	19	331	683	38	95	29	117	110	158
Share-based payments	114	12	12	—	—	45	39	14	5	2	2	2	11
(Gain)/loss on financial instruments	(3,937)	—	—	—	(20)	(2,580)	(740)	(9)	(788)	13	190	190	1
Loss/(gain) on foreign exchange movements	202	(2)	(2)	—	(2)	68	57	—	62	82	(14)	(12)	33
Share of results of equity- accounted investees after tax	(76)	—	—	—	2	52	(135)	—	—	—	—	—	5
Change in estimate of environmental rehabilitation obligation, and right of recovery liability and asset	209	—	—	—	—	206	244	—	23	23	(264)	(260)	—
(Gain)/loss on disposal of property, plant and equipment	(20)	37	37	—	—	(22)	(35)	—	—	—	—	—	—
Impairments	1,549	1,325	1,325	—	—	1	(107)	—	221	221	109	2	—
Occupational healthcare gain	(77)	—	—	—	—	—	(77)	—	—	—	—	—	—
Restructuring costs	250	124	124	—	—	47	79	—	—	—	—	—	—
Transaction and project costs	505	26	26	—	187	1	(1)	—	152	152	—	—	140
Lease payments	(108)	(2)	(2)	—	—	(25)	(17)	(8)	(13)	(11)	(51)	(50)	—
Onerous contract provision	(493)	—	—	—	—	—	—	—	(493)	(493)	—	—	—
Provision for community costs post closure	—	—	—	—	—	—	—	—	—	—	—	—	—
Cyber security costs	67	7	7	—	—	18	36	—	—	—	6	6	—
Compensation for losses incurred	(26)	(26)	(26)	—	—	—	—	—	—	—	—	—	—
Gain on increase in equity- accounted investment	(1)	—	—	—	—	—	—	—	—	—	—	—	(1)
Adjusted EBITDA	6,440	(420)	(599)	179	262	2,633	3,631	1,458	(513)	(443)	931	992	(84)

Six months ended 31 December 2023
Figures in million – SA rand	Group	Total US PGM	Under- ground	Recycling	Total SA PGM	Total SA gold[1]	DRD- GOLD	Total EU operations	Sandouvill e nickel refinery	Total AUS operations	Century zinc retreatment operation	Group corporate
(Loss)/profit before royalties, carbon tax and tax	(49,977)	(43,565)	(43,799)	234	5,535	(2,798)	808	(4,608)	(4,254)	(4,095)	(4,059)	(446)
Adjusted for:
Amortisation and depreciation	5,281	1,837	1,835	2	1,606	1,239	110	109	105	490	490	—
Interest income	(651)	(100)	(100)	—	(199)	(295)	(146)	(52)	—	(2)	(1)	(3)
Finance expense	1,615	603	603	—	305	457	35	48	8	64	38	138
Share-based payments	70	27	27	—	16	33	13	(11)	3	—	—	5
Loss/(gain) on financial instruments	136	2,136	2,136	—	(2,458)	97	(8)	248	(34)	114	113	(1)
(Gain)/loss on foreign exchange movements	(123)	3	3	—	(100)	(41)	2	11	11	20	9	(16)
Share of results of equity- accounted investees after tax	1,437	—	—	—	1,585	(154)	—	—	—	—	—	6
Change in estimate of environmental rehabilitation obligation, and right of recovery liability and asset	(45)	—	—	—	(45)	—	—	—	—	—	—	—
(Gain)/loss on disposal of property, plant and equipment	(31)	46	46	—	(33)	(44)	—	—	—	—	—	—
Impairments	47,445	38,919	38,919	—	505	2,731	—	1,607	1,607	3,683	3,683	—
Gain on acquisition	(898)	—	—	—	(898)	—	—	—	—	—	—	—
Occupational healthcare gain	(357)	—	—	—	—	(357)	—	—	—	—	—	—
Restructuring costs	689	41	41	—	336	312	—	—	—	—	—	—
Transaction costs	394	29	29	—	—	—	—	—	—	—	—	365
Onerous contract provision	1,865	—	—	—	—	—	—	1,865	1,865	—	—	—
Gain on increase in equity- accounted investment	(3)	—	—	—	—	—	—	—	—	—	—	(3)
Gain on remeasurement of previous interest in Kroondal	(298)	—	—	—	(298)	—	—	—	—	—	—	—
Lease payments	(140)	(6)	(6)	—	(31)	(32)	(11)	(13)	(12)	(58)	(56)	—
Adjusted EBITDA	6,409	(30)	(266)	236	5,826	1,148	803	(796)	(701)	216	217	45
1  Managed SA gold excludes DRDGOLD
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      17

Six months ended 31 December 2024
Figures in million – US dollar	Group	Total US PGM	Under- ground	Recycling	Reldan operations	Total SA PGM	Total SA gold[1]	DRD- GOLD	Total EU operations	Sandouville nickel refinery	Total AUS operations	Century zinc retreatment operation	Group corporate
Profit/(loss) before royalties, carbon tax and tax	97	(210)	(219)	9	—	158	125	75	12	(28)	39	49	(27)
Adjusted for:
Amortisation and depreciation	260	50	50	—	5	110	91	12	1	1	3	3	—
Interest income	(33)	(5)	(5)	—	—	(13)	(13)	(7)	(2)	—	—	—	—
Finance expense	128	49	49	—	1	18	39	2	5	2	7	6	9
Share-based payments	7	1	1	—	—	2	3	—	—	—	—	—	1
(Gain)/loss on financial instruments	(217)	(2)	(2)	—	(1)	(141)	(41)	—	(43)	1	11	11	—
Loss/(gain) on foreign exchange movements	11	—	—	—	—	3	3	—	4	5	(1)	(1)	2
Share of results of equity- accounted investees after tax	(5)	—	—	—	—	2	(8)	—	—	—	—	—	1
Change in estimate of environmental rehabilitation obligation, and right of recovery liability and asset	12	—	—	—	—	12	13	—	1	1	(14)	(14)	—
(Gain)/loss on disposal of property, plant and equipment	(1)	2	2	—	—	(1)	(2)	—	—	—	—	—	—
Impairments	94	81	81	—	—	1	(6)	—	12	12	6	—	—
Occupational healthcare gain	(4)	—	—	—	—	—	(4)	—	—	—	—	—	—
Restructuring costs	14	7	7	—	—	2	5	—	—	—	—	—	—
Transaction and project costs	28	1	1	—	10	—	—	—	9	9	—	—	8
Lease payments	(4)	—	—	—	—	(2)	(1)	(1)	—	—	(1)	(1)	—
Onerous contract provision	(29)	—	—	—	—	—	—	—	(29)	(29)	—	—	—
Provision for community costs post closure	—	—	—	—	—	—	—	—	—	—	—	—	—
Cyber security costs	3	—	—	—	—	1	2	—	—	—	—	—	—
Compensation for losses incurred	(1)	(1)	(1)	—	—	—	—	—	—	—	—	—	—
Gain on increase in equity- accounted investment	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted EBITDA	360	(27)	(36)	9	15	152	206	81	(30)	(26)	50	53	(6)

Six months ended 31 December 2023
Figures in million – US dollar	Group	Total US PGM	Under- ground	Recycling	Total SA PGM	Total SA gold[1]	DRD- GOLD	Total EU operations	Sandouville nickel refinery	Total AUS operations	Century zinc retreatment operation	Group corporate
(Loss)/profit before royalties, carbon tax and tax	(2,720)	(2,365)	(2,378)	13	291	(148)	45	(251)	(232)	(221)	(219)	(26)
Adjusted for:
Amortisation and depreciation	284	99	99	—	86	67	6	6	6	26	26	—
Interest income	(35)	(6)	(6)	—	(11)	(15)	(8)	(3)	—	—	—	—
Finance expense	87	33	33	—	18	23	2	3	1	3	2	7
Share-based payments	4	1	1	—	4	—	—	(1)	—	—	—	—
Loss/(gain) on financial instruments	7	116	116	—	(134)	4	(1)	14	(2)	6	6	1
(Gain)/loss on foreign exchange movements	(5)	—	—	—	(4)	(2)	—	1	1	1	—	(1)
Share of results of equity- accounted investees after tax	78	—	—	—	86	(8)	—	—	—	—	—	—
Change in estimate of environmental rehabilitation obligation, and right of recovery liability and asset	(2)	—	—	—	(2)	—	—	—	—	—	—	—
(Gain)/loss on disposal of property, plant and equipment	(2)	2	2	—	(1)	(3)	—	—	—	—	—	—
Impairments	2,576	2,113	2,113	—	27	149	—	87	87	200	200	—
Gain on acquisition	(49)	—	—	—	(49)	—	—	—	—	—	—	—
Occupational healthcare gain	(20)	—	—	—	—	(20)	—	—	—	—	—	—
Restructuring costs	38	2	2	—	18	18	—	—	—	—	—	—
Transaction costs	22	1	1	—	—	—	—	—	—	—	—	21
Onerous contract provision	101	—	—	—	—	—	—	101	101	—	—	—
Gain on increase in equity- accounted investment	—	—	—	—	—	—	—	—	—	—	—	—
Gain on remeasurement of previous interest in Kroondal	(17)	—	—	—	(17)	—	—	—	—	—	—	—
Lease payments	(7)	(1)	(1)	—	(3)	(2)	—	1	1	(2)	(2)	—
Adjusted EBITDA	340	(5)	(18)	13	309	63	44	(42)	(37)	13	13	2
1  Managed SA gold excludes DRDGOLD
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      18

Six months ended 30 June 2024
Figures in million – SA rand	Group[1]	Total US PGM	Under- ground	Recycling	Reldan operations	Total SA PGM	Total SA gold[2]	DRD- GOLD	Total EU operations	Sandouville nickel refinery	Total AUS operations	Century zinc retreatment operation	Group corporate
(Loss)/profit before royalties, carbon tax and tax	(5,584)	(6,859)	(7,004)	145	37	2,410	752	1,072	(232)	(54)	(955)	(867)	(737)
Adjusted for:
Amortisation and depreciation	4,134	1,030	1,028	2	71	1,700	1,260	98	16	12	57	56	—
Interest income	(749)	(219)	(219)	—	(1)	(245)	(261)	(106)	(22)	—	(1)	—	—
Finance expense	2,292	885	885	—	11	280	654	40	109	41	185	178	168
Share-based payments	137	23	23	—	—	54	40	13	8	5	3	3	9
(Gain)/loss on financial instruments	(1,496)	(1,733)	(1,733)	—	(116)	239	(47)	(10)	16	(20)	79	79	66
Loss/(gain) on foreign exchange movements	13	7	7	—	—	(15)	(36)	(11)	35	28	2	2	20
Share of results of equity- accounted investees after tax	(136)	—	—	—	5	45	(192)	—	—	—	—	—	6
Change in estimate of environmental rehabilitation obligation, and right of recovery liability and asset	238	—	—	—	—	—	—	—	—	—	238	238	—
(Gain)/loss on disposal of property, plant and equipment	(35)	3	3	—	—	(11)	(27)	(1)	—	—	—	—	—
Impairments	7,624	7,499	7,499	—	—	123	—	—	—	—	2	2	—
Occupational healthcare gain	1	—	—	—	—	—	1	—	—	—	—	—	—
Restructuring costs	300	2	2	—	—	224	74	—	—	—	—	—	—
Transaction and project costs	346	—	—	—	—	(1)	1	—	41	41	21	—	284
Lease payments	(136)	(3)	(3)	—	(1)	(37)	(18)	(11)	(12)	(9)	(65)	(66)	—
Onerous contract provision	(324)	—	—	—	—	—	—	—	(324)	(324)	—	—	—
Provision for community costs post closure	24	—	—	—	—	—	—	—	—	—	24	24	—
Cyber security costs	—	—	—	—	—	—	—	—	—	—	—	—	—
Gain on increase in equity- accounted investment	(1)	—	—	—	—	—	—	—	—	—	—	—	(1)
Adjusted EBITDA	6,648	635	488	147	6	4,766	2,201	1,084	(365)	(280)	(410)	(351)	(185)
1  The SA rand amounts can be translated to US dollar at an average exchange rate of R18.72/US$ which amounts to a profit before royalties, carbon tax and tax of US$297 million (R5,584 million)
and adjusted EBITDA of US$355 million (R6,648 million)
2  Managed SA gold excludes DRDGOLD
Amortisation and depreciation
Amortisation and depreciation at the SA PGM operations increased by 21% to R1,947 million (US$110 million) due to 4% higher production volumes and additional depreciation post the acquisition of AAPL's 50% share of the Kroondal PSA. Amortisation and depreciation at the US PGM operations decreased by 49% to US$50 million (R904 million) due to the impairments raised during H2 2023 and 15% lower production volumes. For the six months ended 31 December 2024 amortisation and depreciation at the Reldan operations was US$5 million (R100 million). Amortisation and depreciation at the managed SA gold operations increased by 26% to R1,426 million (US$79 million) mainly due to the higher on reef development capitalised since H2 2023 and the accelerated depreciation for Kloof 2, partially offset by impairments raised during H2 2023 resulting from the closure of the Kloof K4 shaft and an 11% decrease in production. Amortisation and depreciation of DRDGOLD increased by 95% to R214 million
(US$12 million) due to the startup of the new reclamation sites at Ergo and FWGR during H1 2024 and the Solar plant. Amortisation and depreciation at the European region decreased by 80% to R22 million (US$1 million) mainly due to impairments recognised at the Sandouville nickel refinery during H2 2023 and 5% lower production at the Sandouville nickel refinery. Amortisation and depreciation at the Australian operation decreased by 88% to R61 million (US$3 million) mainly due to the impairments recognised at the Century zinc retreatment operation during H2 2023 and 22% lower production due to the bushfire that occurred during October 2024.
Interest Income
Interest income decreased by R63 million (US$2 million) to R588 million (US$33 million) mainly due to decreases in interest received on lower average cash balances (R122 million or US$6 million) and on right of recovery assets (R10 million or US$0 million), partially offset by increases in interest received on rehabilitation funds (R15 million or US$1 million) and interest received on rehabilitation guarantees (R11 million or US$1 million), interest on right of recovery assets (R10 million or US$0 million) and a decrease in interest on other financial assets (R43 million or US$2 million).
Finance expense
Finance expense increased by R664 million (US$41 million) to R2,279 million (US$128 million) mainly due to a R358 million (US$21 million) increase in interest on borrowings and R151 million (US$9 million) increase in the unwinding of amortised cost on borrowings due to increased debt, R67 million
(US$4 million) increase in unwinding of the environmental rehabilitation obligation and a R54 million (US$4 million) increase in the unwinding of the finance costs on the deferred revenue transactions and R75 million (US$5 million) increase in other interest. This is partially offset by decreases of R7 million (US$0 million) increase in unwinding of interest on lease liabilities, R16 million (US$1 million) in interest on the occupational healthcare obligation and a R18 million (US$1 million) decrease in the unwinding of the Marikana dividend obligation. See note 3 of the condensed consolidated financial statements for a breakdown of finance expenses.
Gain on financial instruments
The net gain on financial instruments of R3,937 million (US$217 million) for H2 2024 compared with the loss of R136 million (US$7 million) for H2 2023, represents a period-on-period decreased net loss of R4,073 million (US$224 million). The net gain for H2 2024 is mainly attributable to the fair value gains on the revised cash flows of the Burnstone debt of R1,053 million (US$57 million), fair value gains on revised cash flows of the Keliber dividend obligation of R811 million (US$44 million), fair value gains on the Rustenburg and Marikana operations BEE cash-settled share-based payment obligations and the Marikana dividend obligation of R1,238 million (US$67 million) and R993 million (US$54 million), respectively and fair value gains on the contingent consideration relating to the Kroondal acquisition of R270 million (US$15 million) and fair value gains on other financial instruments of R126 million (US$8 million). This is partially offset by fair value losses on hedge contracts for zinc of R154 million (US$9 million) and gold of R392 million (US$21 million) and on other investments of R8 million (US$0 million). See note 4 of the condensed consolidated financial statements for a breakdown of the gain on financial instruments.
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      19
Other costs
Other costs for H2 2024 decreased by 28% from R4,114 million (US$222 million) to R2,971 million (US$164 million), mainly due to a decrease in the provision of R1,665 million (US$90 million) on the onerous supply contract at the Sandouville nickel refinery which was terminated, towards the end of 2024, lower exploration and costs incurred on employee and community trusts of R63 million (US$3 million) and R265 million (US$14 million)
respectively. This was partially offset by higher  care and maintenance costs of R236 million (US$14 million), corporate and social investment costs of R159 million (US$8 million), an increase in the change in estimate of environmental rehabilitation obligation of R248 million (US$14 million), higher service entity and non-mining costs of R214 million (US$11 million) and R17 million (US$1 million), respectively. See note 5.1 of the condensed consolidated financial statements for a breakdown of other costs.
Other income
Other income was 39% or R329 million (US$20 million) higher at R1,175 million (US$66 million) mainly due to the onerous supply contract provision utilisation/change in estimate at the Sandouville nickel refinery of R693 million (US$39 million), insurance proceeds received of R63 million (US$5 million) related to the flood event which occurred during June 2022 at the US PGM operations of R26 million (US$1 million) and R37 million (US$2 million) related to the bushfire at the Century zinc retreatment operation. This was partially offset by the gain on remeasurement of the of previous interest in Kroondal recognised in H2 2023 of R298 million (US$16 million) and lower service entity and sundry income of R97 million (US$5 million)
and R25 million (US$1 million) respectively. See note 5.2 of the condensed consolidated financial statements for a breakdown of other income.
Mining and income tax
The mining and income tax expense increased by 106% to an expense of R321 million (US$19 million) which is attributable to the Group’s increased profitability for H2 2024 and the deferred tax assets derecognised in H2 2024 relating to Sandouville and certain of the other SA operations. The current tax expense increased by 15% to R907 million (US$50 million) and the deferred tax credit decreased in H2 2024 by 90% to R586 million
(US$31 million). The effective tax rate of the Group increased from 10% to 20% in H2 2024 mainly due to to a lower balance of deferred tax assets not recognised during H2 2024 and a larger positive impact on the deferred tax expense during H2 2024 of changes in the estimated deferred tax rates.
The Group’s effective tax rate for H2 2024 is 7% lower than the South African statutory company tax rate of 27%. The lower effective tax rate is mainly attributable to the impact of the following: a change in the estimated deferred tax rate of 36% or R577 million (US$32 million), US state tax adjustment of 6% or R99 million (US$6 million), rate adjustment to the South African gold mining tax formula of 4% or R60 million (US$3 million) and non-taxable gain on fair value of financial instruments of 80% or R1,296 million (US$72 million). This was partially offset by increases due to non-
deductible finance expense of 15% or R238 million (US$13 million), increase due to unrecognised deferred tax assets unrecognised or derecognised of 53% or R858 million (US$48 million), tax adjustment in respect of prior periods of 6% or R100 million (US$6 million) and net other non-
taxable income and non-deductible expenditure of 46% or R743 million (US$41 million).
Non-recurring items
Impairments
In addition to the impairment loss recognised for the six months ended 30 June 2024 of R7,624 million (US$407 million), the Group recognised impairment losses of R1,549 million (US$94 million) for the six months ended 31 December 2024, due to:
•The carrying value of the US PGM operations (Stillwater CGU) was impaired by R1,292 million (US$78 million) at 31 December 2024. The impairment is due to the resulting recoverable amount determined from the updated life of mining plan which incorporates the restructure of the US PGM operations announced after 30 June 2024, and includes suspending the operations at the Stillwater West Mine for a period of time and reducing mining at East Boulder Mine. Many of the actions relating to the restructure were implemented towards the end of the financial year. There was also a further decrease in the expected long-term palladium and platinum prices which resulted in a decrease in the expected future net cash flows from the Stillwater CGU, which contributed to the reduced value in use at 31 December 2024.
•Specific asset impairment loss of R221 million (US$13 million) related to the carrying value of the Sandouville assets, due to the planned ramp down in H1 2025. Future activity at the site depends on the outcome of the GalliCam pre-feasibility study.
•An impairment loss of R2 million (US$0 million) was recognised at Century on its evaluation and exploration assets.
•An impairment loss of R34 million (US$2 million) at the US PGM operation related to specific assets, held for sale.
Restructuring costs
Restructuring costs of R250 million (US$14 million) for H2 2024 consist of voluntary severance packages and retrenchment costs as part of the
Section 189 restructuring processes of R42 million (US$2 million) at the SA gold operations (Gold Corporate (R6 million or US$0 million), Beatrix (R10 million or US$1 million), Burnstone (R9 million or US$1 million), Cooke (R2 million or US$0 million), Driefontein (R14 million or US$1 million) and Kloof (R1 million or US$0 million)), R45 million (US$3 million) at SA PGM operations (Marikana (R17 million or US$1 million), SRPM (R25 million or US$1 million) and
Kroondal (R3 million or US$0 million)), R39 million (US$2 million) at SA Integrated Services (Academy (R15 million or US$1 million), Health (R10 million or
US$1 million), Protection Services (R10 million or US$1 million) and Shared Services (R3 million or US$0 million)) and severance costs at the US PGM operations of R124 million (US$7 million).
Transaction costs
Transaction and project costs of R505 million (US$28 million) for H2 2024 include project related legal and advisory fees and the project cost of the
GalliCam pre-feasibility study (R152 million or US$8 million). Legal and advisory fees on merger and acquisition activities relating to Reldan (R27 million or US$2 million), Appian (R111 million or US$6 million), Sandouville (R1 million or US$0 million), ioneer (R3 million or US$0 million) and general legal and advisory costs (R211 million or US$12 million).
Borrowings and net debt
Gross debt, increased by 12% from R37,316 million (US$2,025 million) at 30 June 2024 to R41,687 million (US$2,222 million) at 31 December 2024. The increase in outstanding debt was mainly due to drawdowns on both the Keliber and R6.5bn ZAR RCF facilities of R5,724 million (US$305 million) and
R3,000 million (US$160 million), respectively, a net increase of R611 million (US$33 million) on US dollar denominated debt due to a weaker rand since 30 June 2024, partially offset by a repayment on the R6.5bn ZAR RCF of R4,000 million (US$217 million), a net decrease in other borrowings of
R236 million (US$23 million) and a decrease of R1,053 million (US$56 million) in the Burnstone debt due to a gain on revised estimated and allocated cash flows. Net debt, excluding the Burnstone Debt which has no recourse to Sibanye-Stillwater, was R23,424 million (US$1,249 million) at
31 December 2024. The Group’s cash balance (excluding cash of Burnstone) increased by 3% to R16,002 million (US$853 million) since 30 June
2024, and includes US$331 million (R6,208 million) held by the US PGM operations. See note 11 of the condensed consolidated financial statements for a roll forward of the gross debt for the year ended 31 December 2024.
The Group’s total equity decreased to R48,289 million (US$2,573 million) at 31 December 2024 due to negative total comprehensive income of
(R5,172 million or US$302 million) for the year and dividends paid of (R173 million or US$9 million). These decreases were partially offset by the recognition of the derivative financial instrument which was transferred to equity on 26 June 2024 (R2,009 million or US$107 million) after a special
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      20
shareholders meeting decided to authorise the settlement of the convertible bond in shares, at the option of the convertible bondholders, and equity settled share based payment reserve of R18 million (US$0 million).
The graph below illustrates the Group's Gross debt/Cash/Total equity for H2 2024, H1 2024 and H2 2023:
Liquidity and capital resources
Cash flow analysis
The following table shows a reconciliation from net cash from operating activities to adjusted free cash flow:

Figures in million - SA rand	Six months ended			Year ended
	H2 2024	H1 2024	H2 2023	FY 2024	FY 2023
Net cash from operating activities	6,416	3,697	2,152	10,113	7,095
Adjusted for:
Dividends paid	87	86	1,779	173	5,318
Net interest paid	730	489	171	1,219	306
Deferred revenue advance received	(2,729)	(578)	(636)	(3,307)	(935)
Less:
Additions to property, plant and equipment	(10,422)	(11,147)	(11,557)	(21,569)	(22,411)
Adjusted free cash flow	(5,918)	(7,453)	(8,091)	(13,371)	(10,627)
Adjusted free cash flow, reconciled above, is not a measure of performance under IFRS Accounting Standards. As a result, it should not be considered in isolation or as alternatives to any other measure of financial performance presented in accordance with IFRS Accounting Standards
Cash and cash equivalents at 31 December 2024 increased to R16,049 million (US$855 million) from R15,560 million (US$844 million) at 30 June 2024
(H2 2023: cash at 31 December 2023 increased to R25,560 million or US$1,376 million from R22,159 million or US$1,176 million at 30 June 2023), after net cash from operating activities of R6,416 million (US$355 million) (H2 2023: R2,152 million or US$113 million), net cash used in investing activities of
R10,323 million (US$577 million) (H2 2023: R11,659 million or US$627 million) and net cash from in financing activities of R4,320 million (US$237 million)
(H2 2023: R12,999 million or US$705 million).
Sibanye-Stillwater defines adjusted free cash flow as net cash from operating activities, before dividends paid, net interest paid and deferred revenue advance received, less additions to property, plant and equipment.
Net cash from operating activities
The following table shows net cash from operating activities:

Figures in million - SA rand	Six months ended			Year ended
	H2 2024	H1 2024	H2 2023	FY 2024	FY 2023
US PGM operations	(205)	120	114	(85)	1,674
US Reldan operations	(187)	57	—	(130)	—
SA PGM operations[2]	(33,819)	3,002	2,855	(30,817)	7,931
SA gold operations[2]	(4,914)	1,869	(369)	(3,045)	3,500
European operations	(1,728)	(123)	(12)	(1,851)	(1,361)
Australian operation	538	(660)	(453)	(122)	(813)
Group corporate[2]	46,731	(568)	17	46,163	(3,836)
Net cash from operating activities[1]	6,416	3,697	2,152	10,113	7,095
1    Net cash from operating activities excludes intercompany working capital movements between operations which eliminate at a Group level
2    A dividend for the year of R38,309 million and R9,050 million from the SA PGM operations and the SA gold operations, respectively, amounting to a total of R47,359 million, was paid to Sibanye
Stillwater Limited and is included in group corporate which eliminates at a group level
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      21
The following table shows the adjusted free cash flow per operating segment:

Figures in million - SA rand	Six months ended			Year ended
	H2 2024	H1 2024	H2 2023	FY 2024	FY 2023
US PGM operations	(902)	(1,324)	(1,357)	(2,226)	(2,727)
US Reldan operations	(275)	13	—	(262)	—
SA PGM operations	257	849	(263)	1,106	3,383
SA gold operations	(106)	(2,406)	(3,614)	(2,512)	(4,866)
European operations	(4,864)	(2,840)	(1,232)	(7,704)	(3,733)
Australian operation	546	(1,158)	(1,033)	(612)	(1,698)
Group corporate	(574)	(587)	(592)	(1,161)	(986)
Adjusted free cash flow[1,2]	(5,918)	(7,453)	(8,091)	(13,371)	(10,627)
1Excluded from the adjusted free cash flow of the SA gold segment is the Group treasury and shared services function, together referred to as gold corporate. The SA PGM operations, through the intercompany working capital accounts which eliminate on consolidation, received R14,769 million (US$824 million) during H2 2024 (H1 2024: contributed R1,184 million or US$63 million, received H2 2023: R6,367 million or US$342 million and FY 2023: R5,018 million or US$268 million) to the working capital increase (inflow) included in the SA gold operations
2Adjusted free cash flow, reconciled above, is not a measure of performance under IFRS Accounting Standards. As a result, it should not be considered in isolation or as alternatives to any other measure of financial performance presented in accordance with IFRS Accounting Standards
The US PGM operations reduced the negative adjusted free cash flow to US$51 million (R902 million), compared to a negative adjusted free cash flow for H1 2024. Net cash outflow from operating activities amounted to US$11 million (R205 million) and includes a net decrease (inflow) of US$44 million (R781 million) in working capital, which was mainly attributable to the decrease in recycle inventory, a net increase (outflow) in the intercompany working capital accounts of US$0 million (R7 million) and taxes paid of US$4 million (R66 million). The adjusted free cash flow includes additions to property, plant and equipment of US$65 million (R1,157 million).
The US Reldan operations generated negative adjusted free cash flow of US$15 million (275 million). Net cash outflow from operating activities amounted to US$10 million (R187 million) and includes a net decrease (inflow) of US$143 million (R2,557 million) in working capital, a net decrease
(inflow) in the intercompany working capital accounts of US$11 million (R191 million) and taxes paid of US$4 million (R79 million). The adjusted free cash flow includes additions to property, plant and equipment of US$0 million (R7 million).
Adjusted free cash flow from the SA PGM operations was R257 million (US$15 million). Net cash outflow from operating activities amounted to
R33,819 million (US$1,887 million) and includes a net decrease (inflow) of R1,743 million (US$97 million) in working capital, dividends paid of R38,309 million (US$2,138 million) paid to Sibanye Stillwater Limited which eliminate at group level, payments of R1,017 million (US$57 million) towards royalty and income taxes and a net decrease (inflow) of R15,953 million (US$890 million) in the intercompany working capital accounts. The adjusted free cash flow includes additions to property, plant and equipment of R3,099 million (US$173 million).
The SA gold operations generated negative adjusted free cash flow of R106 million (US$8 million). Net cash outflow from operating activities amounted to R4,914 million (US$274 million) after a net increase (outflow) of R138 million (US$8 million) in working capital, dividends paid of R9,050 million (US$505 million) paid to Sibanye Stillwater Limited which eliminate at group level, payments of R140 million (US$8 million) towards royalty and income taxes, dividends paid of R87 million (US$4 million) and an increase (outflow) in the intercompany working capital accounts payable of
R16,457 million (US$918 million). The adjusted free cash flow includes additions to property, plant and equipment of R2,836 million (US$158 million).
The European operations, which comprise the Sandouville nickel refinery and the Keliber lithium project, generated negative adjusted free cash flow of R4,864 million (US$269 million). Net cash outflow from operating activities amounted to R1,728 million (US$96 million) after a net increase
(outflow) of R266 million (US$15 million) in working capital and after a net increase (outflow) of R8 million (US$0 million) in the intercompany working capital accounts. The adjusted free cash flow includes additions to property, plant and equipment of R3,174 million (US$177 million) of which
R3,107 million (US$173 million) relates to capital expenditure on the Keliber project.
The Australian operation generated adjusted free cash flow of R546 million (US$29 million). Net cash inflow from operating activities amounted to
R538 million (US$30 million) after a net decrease (inflow) of R104 million (US$6 million) in working capital, payments of R302 million (US$17 million)
towards royalties and after a net decrease (inflow) of R128 million (US$7 million) in the intercompany working capital accounts. The adjusted free cash flow includes additions to property, plant and equipment of R150 million (US$9 million).
Group corporate’s negative adjusted free cash flow was R574 million (US$32 million). Net cash inflow from operating activities amounted to
R46,729 million (US$2,606 million) and mainly comprised dividends received by Sibanye Stillwater Limited of R47,359 million (US$2,643 million) which eliminates at a group level, after a net decrease (inflow) of R13 million (US$1 million) in working capital, payments of R7 million (US$0 million)
towards royalty and income taxes and after a net decrease (inflow) of R200 million (US$10 million) in the intercompany working capital accounts.
DIVIDENDS
The Group’s dividend policy is to return between 25% to 35% of normalised earnings1 to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. The Board, consistently considers normalised earnings in determining what value will be distributed to shareholders. The Board believes normalised earnings provides useful information to investors regarding the extent to which results of operations may affect shareholder returns. Normalised earnings is defined as earnings attributable to the owners of Sibanye-
Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments and related compensation, gain/loss on disposal of property, plant and equipment, occupational healthcare expenses, restructuring costs, transactions costs, share-based payment expenses on B-BBEE transactions, gains on acquisitions, net other business development costs, share of results of equity-accounted investees,  all after tax and the impact of non-controlling interest, and changes in the estimated deferred tax rate.
In line with Sibanye-Stillwater’s dividend policy and its Capital Allocation Framework, the Board of Directors resolved not to declare a final dividend for the year ended 31 December 2024 (2023: 0 SA cents per share) and with no interim dividend declared during 2024 (2023: 53 SA cents per share), there was no total dividend for the year ended 31 December 2024 (2023: 53 SA cents per share).
1 Normalised earnings is not a measure of performance under IFRS Accounting Standards. As a result, it should not be considered in isolation or as alternatives to any other measure of financial performance presented in accordance with IFRS Accounting Standards. See note 9 of the condensed consolidated financial statements for the definition and reconciliation of normalised earnings
MINERAL RESOURCES AND MINERAL RESERVES
On 19 February 2025, Sibanye-Stillwater reported an update of its Mineral Resources and Mineral Reserves as at 31 December 2024, the salient points of which are summarised below.
•Stable 4E PGM Mineral Resources of 144.7Moz and Mineral Reserves of 28.1Moz (-0.2%) at our SA PGM operations, which are positioned for profitability at current spot 4E PGM basket prices
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      22
–A highlight is the inclusion of the Siphumelele mechanised UG2 project Mineral  Reserves (0.8Moz), demonstrating the value being unlocked through the acquisition of Anglo American Platinum's 50% interest in the Kroondal operations
•2E PGM Mineral Resources of 55.9Moz (-2.3%) and Mineral Reserves of 19.0Moz (-27.8%) at our US PGM operations
–Sustained low 2E PGM spot prices during the year has necessitated an operational restructuring as well as a strategic shift in extraction strategy at the US PGM operations. In combination with a lower 2E LoM basket price assumption, this has impacted the operation’s Mineral Resources and Reserves
•Gold Mineral Resources of 36.9Moz (-0.7%) and Mineral Reserves of 10.0Moz (-8.0%) at our SA gold operations and projects (including
DRDGOLD)
–The reduction in Reserves is largely driven by depletion and geological changes at Driefontein
•A 36.6% increase in attributable lithium Mineral Reserves to 248kt of lithium carbonate equivalent (LCE)
–Informed by an updated Mineral Reserve estimate at the Keliber lithium project in Finland
–The new open pit LoM is now 18 years, with first lithium hydroxide production due in early 2026
•Zinc Mineral Resources of 1,252Mlb (unchanged) and Mineral Reserves of 1,218Mlb (-29.4%)
–Informed by the depletion of the tailings Mineral Reserve at the Century operation
•Copper Mineral Resources of 17,604Mlb (+116%)
–At the Mt Lyell copper project in Tasmania, Australia, an update to the Mineral Resource estimate has added 335Mlb of contained copper
–At the Altar project in Argentina, an update to the Mineral Resource estimate added 9,106Mlb of attributable copper Mineral
Resources
•Uranium (U3O8) Mineral Resources of 59Mlb, unchanged year-on-year
–This excludes the pending completion of the Beisa (27Mlb) sales transaction with Neo Energy Metals Ltd (Neo), expected to close in early 2026, in exchange for R250m in cash and R250m in shares (40%) in Neo
Sibanye-Stillwater is preparing, and will file with the United States Securities and Exchange Commission (SEC), updated technical report summaries as required by Subpart 1300 of Regulation S-K with its 2023 annual report on Form 20-F.
CHANGE IN BOARD OF DIRECTORS
Changes to the Board of Sibanye Stillwater Limited during the six-month period ended 31 December 2024 include Mr Terence Mncedisi
Nombembe being appointed as an Independent Non-Executive Director of the Group with effect from 11 September 2024. Furthermore
Mr Terence Mncedisi Nombembe was appointed as an additional member of the Audit, Investment, Risk and the Social, Ethics and
Sustainability Committees.
In addition, Mr Neal Froneman will retire as Chief Executive Officer (CEO) and executive director of the Group, effective 30 September
2025. Richard Stewart, currently Chief Regional Officer: Southern Africa region (CRO SA region), will succeed Neal as CEO and executive director, and will be appointed as CEO designate and executive director with effect from 1 March 2025, while continuing his CRO: SA region responsibilities.
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      23
SALIENT FEATURES AND COST BENCHMARKS – SIX MONTHS

US and SA PGM operations

			US and SA PGM operations[1]	US PGM operations	Total SA PGM operations[1]			Rustenburg		Marikana[1]		Kroondal[3]	Plat Mile	Mimosa
				Under- ground[2]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Attribu- table
Production
Tonnes milled/treated	kt	Dec 2024	18,545	510	18,035	9,244	8,790	2,866	2,630	3,207	1,984	2,438	4,176	734
		Jun 2024	18,426	618	17,807	8,703	9,104	2,710	2,740	2,931	2,051	2,327	4,313	735
		Dec 2023	19,012	606	18,406	8,716	9,690	3,089	2,837	3,261	1,897	1,655	4,956	712
Plant head grade	g/t	Dec 2024	2.45	12.65	2.16	3.30	0.96	3.54	1.05	3.87	1.11	2.23	0.83	3.39
		Jun 2024	2.38	13.20	2.00	3.17	0.89	3.43	1.07	3.64	0.91	2.19	0.76	3.38
		Dec 2023	2.34	12.62	2.01	3.29	0.85	3.46	1.02	3.60	0.92	2.31	0.73	3.37
Plant recoveries	%	Dec 2024	75.23	90.42	72.70	85.13	27.86	86.23	38.19	87.17	26.46	82.89	20.58	76.25
		Jun 2024	75.65	90.75	72.35	84.68	29.71	86.01	40.53	86.49	26.69	82.82	21.98	77.19
		Dec 2023	76.48	90.95	73.62	85.00	34.03	86.17	51.36	86.32	28.23	83.61	22.77	76.47
Yield	g/t	Dec 2024	1.84	11.44	1.57	2.81	0.27	3.05	0.40	3.37	0.29	1.85	0.17	2.58
		Jun 2024	1.80	11.98	1.45	2.68	0.26	2.95	0.43	3.15	0.24	1.81	0.17	2.61
		Dec 2023	1.79	11.48	1.48	2.80	0.29	2.98	0.52	3.11	0.26	1.93	0.17	2.58
PGM production[4]	4Eoz - 2Eoz	Dec 2024	1,098,189	187,703	910,486	834,912	75,574	281,232	33,906	347,821	18,735	144,888	22,933	60,971
		Jun 2024	1,066,599	238,139	828,460	751,064	77,396	257,059	38,207	296,669	16,020	135,668	23,169	61,668
		Dec 2023	1,095,504	221,759	873,745	783,633	90,112	296,159	47,787	325,772	15,843	102,736	26,482	58,966
PGM sold[5]	4Eoz - 2Eoz	Dec 2024	1,078,811	220,456	858,355			272,213	41,846	408,858		53,156	22,933	59,349
		Jun 2024	1,190,108	241,206	948,902			258,771	41,178	431,970		135,668	23,169	58,146
		Dec 2023	1,136,130	234,370	901,760			292,433	39,005	384,266		102,736	26,482	56,838
Price and costs[6]
Average PGM basket price[7]	R/4Eoz - R/2Eoz	Dec 2024	22,592	17,942	23,892			24,000	22,386	23,965		24,427	22,238	22,162
		Jun 2024	23,193	18,289	24,499			24,726	22,609	24,447		25,260	22,690	22,283
		Dec 2023	23,561	20,928	24,276			24,523	22,780	24,242		24,759	22,848	22,819
	US$/4Eoz - US$/2Eoz	Dec 2024	1,261	1,001	1,333			1,339	1,249	1,337		1,363	1,241	1,237
		Jun 2024	1,239	977	1,309			1,321	1,208	1,306		1,349	1,212	1,190
		Dec 2023	1,265	1,124	1,304			1,317	1,223	1,302		1,330	1,227	1,226
Operating cost[8]	R/t	Dec 2024	1,356	8,018	1,159			2,470	254	1,634		1,429	82	1,675
		Jun 2024	1,322	7,690	1,091			2,326	243	1,644		1,353	74	1,715
		Dec 2023	1,278	8,631	1,026			2,111	294	1,592		1,366	67	1,754
	US$/t	Dec 2024	76	447	65			138	14	91		80	5	93
		Jun 2024	71	411	58			124	13	88		72	4	92
		Dec 2023	69	464	55			113	16	86		73	4	94
	R/4Eoz - R/2Eoz	Dec 2024	23,280	21,795	23,608			25,171	19,731	23,137		24,053	14,869	20,157
		Jun 2024	23,268	19,967	24,293			24,527	17,431	26,195		23,196	13,768	20,448
		Dec 2023	22,562	23,566	22,288			22,019	17,432	24,039		21,998	12,612	21,165
	US$/4Eoz - US$/2Eoz	Dec 2024	1,299	1,216	1,317			1,405	1,101	1,291		1,342	830	1,125
		Jun 2024	1,243	1,067	1,298			1,310	931	1,399		1,239	735	1,092
		Dec 2023	1,212	1,266	1,197			1,183	936	1,291		1,181	677	1,137
Adjusted EBITDA Margin[8]	%	Dec 2024		(14)	11
		Jun 2024		10	18
		Dec 2023		(5)	23
All-in sustaining cost[8,9]	R/4Eoz - R/2Eoz	Dec 2024	22,787	24,912	22,317			22,793		22,673		22,590	8,198	20,616
		Jun 2024	22,390	25,149	21,533			19,721		24,308		20,845	11,049	21,551
		Dec 2023	23,941	37,090	20,363			18,093		23,169		20,704	12,235	25,218
	US$/4Eoz - US$/2Eoz	Dec 2024	1,272	1,390	1,245			1,272		1,265		1,261	457	1,150
		Jun 2024	1,196	1,343	1,150			1,053		1,299		1,114	590	1,151
		Dec 2023	1,286	1,992	1,094			972		1,244		1,112	657	1,354
All-in cost[8,9]	R/4Eoz - R/2Eoz	Dec 2024	23,304	25,791	22,754			22,863		23,598		22,590	8,285	20,616
		Jun 2024	22,999	25,779	22,135			19,989		25,485		20,845	11,697	21,551
		Dec 2023	24,877	38,758	21,099			18,093		24,659		20,723	15,595	25,218
	US$/4Eoz - US$/2Eoz	Dec 2024	1,300	1,439	1,270			1,276		1,317		1,261	462	1,150
		Jun 2024	1,229	1,377	1,182			1,068		1,361		1,114	625	1,151
		Dec 2023	1,336	2,082	1,133			972		1,324		1,113	838	1,354
Capital expenditure[6]
Total capital expenditure	Rm	Dec 2024	4,374	1,078	3,296			961		1,980		314	33	256
		Jun 2024	4,293	1,744	2,549			742		1,591		190	26	292
		Dec 2023	6,704	3,627	3,077			683		2,102		177	115	547
	US$m	Dec 2024	244	60	184			54		110		18	2	14
		Jun 2024	229	93	136			40		85		10	1	16
		Dec 2023	360	195	165			37		113		10	6	29
Average exchange rate for the six months ended 31 December 2024, 30 June 2024 and 31 December 2023 was R17.92/US$, R18.72/US$ and R18.62/US$, respectively
Figures may not add as they are rounded independently
1The US and SA PGM operations, Total SA PGM operations and Marikana excludes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Six Months” and “Reconciliation of AISC and AIC excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana – Six Months”
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the statistics shown above and is detailed in the PGM recycling table below. The US Reldan operations salient features are separately disclosed below
3Kroondal operations for the six months ended December 2023 includes production and costs for two months (November and December 2023) at 100%
4Production per product – see prill split in the table below
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      24
5PGM sold includes the third party PoC ounces sold
6The US and SA PGM operations and Total SA PGM operations’ unit cost benchmarks and capital expenditure exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
7The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to purchase  of concentrate adjustment
8Operating cost, Adjusted EBITDA margin, All-in sustaining costs and All-in costs are not measures of performance under IFRS Accounting Standards and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS Accounting Standards. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-
Stillwater
9All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - Six Months”

Mining - PGM Prill split including third party PoC, excluding US recycling and Reldan operations
	US AND SA PGM OPERATIONS						TOTAL SA PGM OPERATIONS						US PGM OPERATIONS
	Dec 2024		Jun 2024		Dec 2023		Dec 2024		Jun 2024		Dec 2023		Dec 2024		Jun 2024		Dec 2023
		%		%		%		%		%		%		%		%		%
Platinum	611,529	53%	575,189	52%	598,701	52%	569,006	59%	520,949	59%	548,270	60%	42,523	23%	54,240	23%	50,431	23%
Palladium	430,336	38%	447,394	40%	445,400	39%	285,156	30%	263,495	30%	274,072	30%	145,180	77%	183,899	77%	171,328	77%
Rhodium	86,373	8%	79,263	7%	82,449	7%	86,373	9%	79,263	9%	82,449	9%
Gold	16,269	1%	14,899	1%	15,816	1%	16,269	2%	14,899	2%	15,816	2%
PGM production 4E/2E	1,144,507	100%	1,116,745	100%	1,142,366	100%	956,804	100%	878,606	100%	920,607	100%	187,703	100%	238,139	100%	221,759	100%
Ruthenium	138,646		126,862		131,223		138,646		126,862		131,223
Iridium	31,918		32,068		32,795		31,918		32,068		32,795
Total 6E/2E	1,315,071		1,275,675		1,306,384		1,127,368		1,037,536		1,084,625		187,703		238,139		221,759
Figures may not add as they are rounded independently

US PGM Recycling
	Unit	Dec 2024	Jun 2024	Dec 2023
Average catalyst fed/day	Tonne	10.5	10.7	10.2
Total processed	Tonne	1,921	1,959	1,872
Tolled	Tonne	—	—	—
Purchased	Tonne	1,921	1,959	1,872
PGM fed	3Eoz	161,532	154,938	147,862
PGM sold	3Eoz	167,498	157,990	155,675
PGM tolled returned	3Eoz	—	—	2,408

US RELDAN OPERATIONS[1]
	Unit	Dec 2024	Jun 2024
Volume sold:
Gold	oz	65,812	41,868
Silver	oz	804,429	855,870
Platinum	oz	8,149	7,143
Palladium	oz	12,335	7,500
Other (Rhodium, Ruthenium, Iridium)	oz	26	37
Copper	Lbs	1,524,099	1,066,236
Mixed scrap	Lbs	2,645,909	2,044,892
1 The acquisition of the Reldan Group of Companies (Reldan) was concluded on 15 March 2024. The six months ended 30 June 2024 include the results since acquisition
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      25
SALIENT FEATURES AND COST BENCHMARKS – SIX MONTHS (continued)

SA gold operations

			SA OPERATIONS
			Total SA gold			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface
Production
Tonnes milled/treated	kt	Dec 2024	17,725	1,859	15,866	578	4	587	574	694	19	2,353	12,916
		Jun 2024	15,796	1,735	14,062	574	46	560	784	601	57	2,072	11,103
		Dec 2023	16,190	1,870	14,320	527	33	649	899	695	35	2,187	11,165
Yield	g/t	Dec 2024	0.63	4.23	0.21	5.99	0.50	4.05	0.33	2.92	0.21	0.25	0.20
		Jun 2024	0.68	4.13	0.25	6.10	1.04	3.47	0.49	2.87	0.18	0.31	0.22
		Dec 2023	0.76	4.58	0.26	6.15	1.77	4.94	0.49	3.07	0.26	0.28	0.23
Gold produced	kg	Dec 2024	11,212	7,874	3,338	3,466	2	2,378	189	2,030	4	579	2,564
		Jun 2024	10,703	7,164	3,539	3,499	48	1,944	381	1,721	10	645	2,455
		Dec 2023	12,250	8,574	3,676	3,241	59	3,204	443	2,129	9	618	2,547
	oz	Dec 2024	360,474	253,155	107,319	111,434	64	76,454	6,076	65,266	129	18,615	82,434
		Jun 2024	344,109	230,328	113,781	112,495	1,543	62,501	12,249	55,331	322	20,737	78,930
		Dec 2023	393,847	275,660	118,186	104,201	1,897	103,011	14,243	68,449	289	19,869	81,888
Gold sold	kg	Dec 2024	11,028	7,691	3,337	3,401	3	2,356	197	1,934	4	566	2,567
		Jun 2024	11,211	7,646	3,565	3,709	63	2,012	387	1,925	10	651	2,454
		Dec 2023	11,863	8,241	3,622	3,127	45	3,217	429	1,897	9	604	2,535
	oz	Dec 2024	354,558	247,271	107,287	109,345	96	75,747	6,334	62,180	129	18,197	82,531
		Jun 2024	360,442	245,825	114,617	119,247	2,025	64,687	12,442	61,890	322	20,930	78,898
		Dec 2023	381,404	264,954	116,450	100,535	1,447	103,429	13,793	60,990	289	19,419	81,502
Price and costs
Gold price received	R/kg	Dec 2024	1,474,973			1,420,388		1,405,797		1,436,017		1,471,731	1,481,106
		Jun 2024	1,327,000			1,329,003		1,325,552		1,315,762		1,327,189	1,330,888
		Dec 2023	1,170,362			1,171,501		1,166,484		1,171,563		1,172,185	1,173,176
	US$/oz	Dec 2024	2,560			2,465		2,440		2,492		2,554	2,571
		Jun 2024	2,205			2,208		2,202		2,186		2,205	2,211
		Dec 2023	1,955			1,957		1,949		1,957		1,958	1,960
Operating cost[1,4]	R/t	Dec 2024	665	4,546	211	5,992	—	4,794	413	3,132	361	332	179
		Jun 2024	731	4,738	237	5,832	326	5,160	387	3,298	316	400	195
		Dec 2023	765	4,894	226	6,394	450	5,643	375	3,057	397	316	196
	US$/t	Dec 2024	37	254	12	334	—	268	23	175	20	19	10
		Jun 2024	39	253	13	312	17	276	21	176	17	21	10
		Dec 2023	41	263	12	343	24	303	20	164	21	17	11
	R/kg	Dec 2024	1,051,909	1,073,533	1,000,899	999,711	—	1,183,347	1,253,968	1,070,936	1,750,000	1,350,604	902,886
		Jun 2024	1,078,670	1,147,125	940,096	956,559	312,500	1,486,626	795,276	1,151,075	1,800,000	1,283,721	881,059
		Dec 2023	1,011,673	1,067,413	881,665	1,039,185	254,237	1,142,634	760,722	997,182	1,555,556	1,118,123	857,479
	US$/oz	Dec 2024	1,826	1,863	1,737	1,735	—	2,054	2,176	1,859	3,037	2,344	1,567
		Jun 2024	1,792	1,906	1,562	1,589	519	2,470	1,321	1,913	2,991	2,133	1,464
		Dec 2023	1,690	1,783	1,473	1,736	425	1,909	1,271	1,666	2,598	1,868	1,432
Adjusted EBITDA margin[1]	%	Dec 2024	22
		Jun 2024	15
		Dec 2023	8
All-in sustaining cost[1,2]	R/kg	Dec 2024	1,253,083			1,306,110		1,464,552		1,235,810		1,416,961	958,707
		Jun 2024	1,250,647			1,226,140		1,610,671		1,213,437		1,364,055	933,985
		Dec 2023	1,202,225			1,339,533		1,288,535		1,162,644		1,183,775	938,856
	US$/oz	Dec 2024	2,175			2,267		2,542		2,145		2,459	1,664
		Jun 2024	2,078			2,037		2,676		2,016		2,266	1,552
		Dec 2023	2,008			2,238		2,152		1,942		1,977	1,568
All-in cost[1,2]	R/kg	Dec 2024	1,334,784			1,306,110		1,464,552		1,235,810		1,416,961	1,268,796
		Jun 2024	1,487,022			1,226,140		1,610,671		1,213,437		1,364,055	1,885,493
		Dec 2023	1,308,017			1,339,533		1,302,249		1,162,644		1,183,775	1,117,949
	US$/oz	Dec 2024	2,317			2,267		2,542		2,145		2,459	2,202
		Jun 2024	2,471			2,037		2,676		2,016		2,266	3,133
		Dec 2023	2,185			2,238		2,175		1,942		1,977	1,867
Capital expenditure
Total capital expenditure[3]	Rm	Dec 2024	2,813			1,046		628		157		—	913
		Jun 2024	4,439			997		551		149		—	2,458
		Dec 2023	3,336			1,001		733		228		—	655
	US$m	Dec 2024	157			58		35		9		—	51
		Jun 2024	237			53		29		8		—	131
		Dec 2023	179			54		39		12		—	35
Average exchange rate for the six months ended 31 December 2024, 30 June 2024 and 31 December 2023 was R17.92/US$, R18.72/US$ and R18.62/US$, respectively
Figures may not add as they are rounded independently
1Operating cost, Adjusted EBITDA margin, All-in sustaining costs and All-in costs are not measures of performance under IFRS Accounting Standards and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS Accounting Standards. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-
Stillwater
2All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales before amortisation and depreciation to All-in cost, see “All-in costs – Six Months”
3Corporate project expenditure, for the six months ended 31 December 2024, 30 June 2024 and 31 December 2023 was R69 million (US$4 million), R284 million (US$15 million), and R719 million
(US$39 million), respectively, the majority of which related to the Burnstone project
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      26
SALIENT FEATURES AND COST BENCHMARKS – SIX MONTHS (continued)

European operations

Sandouville nickel refinery
Metals split
	Dec 2024		Jun 2024		Dec 2023
Volumes produced (tonnes)%				%		%
Nickel salts[1]	557	16%	599	14%	623	17%
Nickel metal	2,878	84%	3,671	86%	3,009	83%
Total Nickel production tNi	3,435	100%	4,270	100%	3,632	100%
Nickel cakes[2]	81		202		162
Cobalt chloride (CoCl2)[3]	39		62		64
Ferric chloride (FeCl3)[3]	390		679		570

Volumes sales (tonnes)
Nickel salts[1]	693	21%	797	18%	541	16%
Nickel metal	2,590	79%	3,635	82%	2,889	84%
Total Nickel sold tNi	3,283	100%	4,432	100%	3,430	100%
Nickel cakes[2]	58		19		—
Cobalt chloride (CoCl2)[3]	29		63		66
Ferric chloride (FeCl3)[3]	390		679		570

Nickel equivalent basket price	Unit	Dec 2024	Jun 2024	Dec 2023
Revenue from sale of products	Rm	1,099	1,685	1,346
Nickel products sold	tNi	3,283	4,432	3,430
Nickel equivalent average basket price[4]	R/tNi	334,755	380,190	392,420
Nickel equivalent average basket price	US$/tNi	18,681	20,309	21,075

Nickel equivalent sustaining cost	Rm	Dec 2024	Jun 2024	Dec 2023
Cost of sales, before amortisation and depreciation		1,470	1,914	2,000
Share-based payments		11	20	9
Rehabilitation interest and amortisation		2	2	7
Leases		10	10	10
Sustaining capital expenditure		67	107	152
Less: By-product credit		(53)	(88)	(39)
Nickel equivalent sustaining cost[5]		1,507	1,965	2,139
Nickel products sold	tNi	3,283	4,432	3,430
Nickel equivalent sustaining cost[5]	R/tNi	459,031	443,366	623,615
Nickel equivalent sustaining cost	US$/tNi	25,616	23,684	33,492

Nickel recovery yield[6]	%	94.43%	97.90%	96.18%
Average exchange rate for the six months ended 31 December 2024, 30 June 2024 and 31 December 2023 was R17.92/US$, R18.72/US$ and R18.62/US$, respectively
Figures may not add as they are rounded independently
1Nickel salts consist of anhydrous nickel, nickel chloride low sodium, nickel chloride standard, nickel carbonate and nickel chloride solution
2Nickel cakes occur during the processing of nickel matte and are recycled back into the nickel refining process
3Cobalt chloride and ferric chloride are obtained from nickel matte through a different refining process on an order basis
4The Nickel equivalent average basket price per tonne is the total nickel revenue adjusted for other income less non-product sales divided by the total nickel equivalent tonnes sol
5The Nickel equivalent sustaining cost, is the cost to sustain current operations. Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per tonne are intended to provide additional information only, do not have any standardised meaning prescribed by IFRS Accounting Standards and should not be considered in isolation or as alternatives to cost of sales, profit before tax, profit for the year, cash from operating activities or any other measure of financial performance prepared in accordance with IFRS Accounting Standards. Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per tonne as presented in this document may not be comparable to other similarly titled measures of performance of other companies.
Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and accounting frameworks such as in US GAAP.
Differences may also arise related to definitional differences of sustaining versus development capital activities based upon each company’s internal policies. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater
6Nickel recovery yield is the percentage of total nickel recovered from the matte relative to the nickel contained in the matte received

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      27
SALIENT FEATURES AND COST BENCHMARKS – SIX MONTHS (continued)

Australian operations

Century zinc retreatment operation
Production
Ore mined and processed	kt	Dec 2024	3,311
		Jun 2024	3,496
		Dec 2023	4,036
Processing feed grade	%	Dec 2024	2.99
		Jun 2024	2.94
		Dec 2023	3.12
Plant recoveries	%	Dec 2024	49.27
		Jun 2024	49.53
		Dec 2023	49.65
Concentrate produced[1]	kt	Dec 2024	108
		Jun 2024	110
		Dec 2023	138
Concentrate zinc grade[2]	%	Dec 2024	45.20
		Jun 2024	46.34
		Dec 2023	45.23
Metal produced (zinc in concentrate)[3]	kt	Dec 2024	49
		Jun 2024	51
		Dec 2023	63
Zinc metal produced (payable)[4]	kt	Dec 2024	40
		Jun 2024	42
		Dec 2023	51
Zinc sold[5]	kt	Dec 2024	62
		Jun 2024	38
		Dec 2023	61
Zinc sold (payable)[6]	kt	Dec 2024	51
		Jun 2024	31
		Dec 2023	50
Price and costs
Average equivalent zinc concentrate price[7]	R/tZn	Dec 2024	51,931
		Jun 2024	44,297
		Dec 2023	32,878
	US$/tZn	Dec 2024	2,898
		Jun 2024	2,366
		Dec 2023	1,766
All-in sustaining cost[8,9]	R/tZn	Dec 2024	43,244
		Jun 2024	41,710
		Dec 2023	32,746
	US$/tZn	Dec 2024	2,413
		Jun 2024	2,228
		Dec 2023	1,759
All-in cost[8,9]	R/tZn	Dec 2024	43,418
		Jun 2024	41,876
		Dec 2023	34,203
	US$/tZn	Dec 2024	2,423
		Jun 2024	2,237
		Dec 2023	1,837
Average exchange rate for the six months ended 31 December 2024, 30 June 2024 and 31 December 2023 was R17.92/US$, R18.72/US$ and R18.62/US$, respectively
Figures may not add as they are rounded independently
1Concentrate produced contains zinc, lead, silver and waste material, which is exported as a relatively dry product
2Concentrate zinc grade is the percentage of zinc contained in the concentrate produced
3Metal produced (zinc in concentrate) is the zinc metal contained in the concentrate produced
4Zinc metal produced (payable) is the payable quantity of zinc metal produced after applying smelter content deductions
5Zinc sold is the zinc metal contained in the concentrate sold
6Zinc sold (payable) is the payable quantity of zinc metal sold after applying smelter content deductions
7Average equivalent zinc concentrate price is the total zinc sales revenue recognised at the price expected to be received excluding the fair value adjustments divided by the payable zinc metal sold
8All-in sustaining costs and all-in costs are not measures of performance under IFRS Accounting Standards and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS Accounting Standards. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater
9All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - Six months”
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      28
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed consolidated income statement
Figures are in millions unless otherwise stated

US dollar							SA rand
Year ended		Six months ended					Six months ended			Year ended
Unaudited	Unaudited	Unaudited	Unaudited	Unaudited			Unaudited	Revised[1] - Unaudited	Unaudited	Unaudited	Audited
Dec 2023	Dec 2024	Dec 2023	Jun 2024	Dec 2024		Notes	Dec 2024	Jun 2024	Dec 2023	Dec 2024	Dec 2023
6,172	6,121	2,846	2,949	3,172	Revenue	2	56,925	55,204	53,116	112,129	113,684
(5,417)	(5,743)	(2,689)	(2,788)	(2,955)	Cost of sales		(53,013)	(52,195)	(50,099)	(105,208)	(99,768)
(4,873)	(5,262)	(2,405)	(2,567)	(2,695)	Cost of sales, before amortisation and depreciation		(48,337)	(48,061)	(44,818)	(96,398)	(89,756)
(544)	(481)	(284)	(221)	(260)	Amortisation and depreciation		(4,676)	(4,134)	(5,281)	(8,810)	(10,012)

755	378	157	161	217			3,912	3,009	3,017	6,921	13,916
74	73	35	40	33	Interest income		588	749	651	1,337	1,369
(179)	(250)	(87)	(122)	(128)	Finance expense	3	(2,279)	(2,292)	(1,615)	(4,571)	(3,299)
(6)	(14)	(4)	(7)	(7)	Share-based payment expenses		(114)	(137)	(70)	(251)	(113)
13	297	(7)	80	217	Gain/(loss) on financial instruments	4	3,937	1,496	(136)	5,433	235
107	(12)	5	(1)	(11)	(Loss)/gain on foreign exchange differences		(202)	(13)	123	(215)	1,973
(64)	12	(78)	7	5	Share of results of equity-accounted investees after tax		76	136	(1,437)	212	(1,174)
(318)	(258)	(222)	(94)	(164)	Other costs	5.1	(2,971)	(1,751)	(4,114)	(4,722)	(5,858)
67	144	46	78	66	Other income	5.2	1,175	1,455	846	2,630	1,232
6	3	2	2	1	Gain on disposal of property, plant and equipment		20	35	31	55	105
(2,576)	(501)	(2,576)	(407)	(94)	Impairments	6	(1,549)	(7,624)	(47,445)	(9,173)	(47,454)
49	—	49	—	—	Gain on acquisition		—	—	898	—	898
20	4	20	—	4	Occupational healthcare obligation gain		77	(1)	357	76	365
(28)	(30)	(38)	(16)	(14)	Restructuring costs		(250)	(300)	(689)	(550)	(515)
(26)	(46)	(22)	(18)	(28)	Transaction and project costs		(505)	(346)	(394)	(851)	(474)
(2,106)	(200)	(2,720)	(297)	97	Profit/(loss) before royalties, carbon tax and tax		1,915	(5,584)	(49,977)	(3,669)	(38,794)
(57)	(30)	(24)	(13)	(17)	Royalties		(302)	(241)	(458)	(543)	(1,050)
—	—	—	—	—	Carbon tax		(1)	(1)	(1)	(2)	(2)
(2,163)	(230)	(2,744)	(310)	80	Profit/(loss) before tax		1,612	(5,826)	(50,436)	(4,214)	(39,846)
131	(81)	285	(62)	(19)	Mining and income tax	7	(321)	(1,175)	5,220	(1,496)	2,416
(173)	(77)	(42)	(27)	(50)	- Current tax		(907)	(511)	(788)	(1,418)	(3,178)
304	(4)	327	(35)	31	- Deferred tax		586	(664)	6,008	(78)	5,594

(2,032)	(311)	(2,459)	(372)	61	Profit/(loss) for the period		1,291	(7,001)	(45,216)	(5,710)	(37,430)
					Profit/(loss) for the period attributable to:
(2,051)	(398)	(2,458)	(390)	(8)	- Owners of Sibanye-Stillwater		38	(7,335)	(45,195)	(7,297)	(37,772)
19	87	(1)	18	69	- Non-controlling interests (NCI)		1,253	334	(21)	1,587	342
					Earnings per ordinary share (cents)
(72)	(14)	(86)	(14)	—	Basic earnings per share	8.1	1	(259)	(1,597)	(258)	(1,334)
(72)	(14)	(86)	(14)	—	Diluted earnings per share	8.2	1	(259)	(1,597)	(258)	(1,334)
2,830,528	2,830,567	2,830,567	2,830,567	2,830,567	Weighted average number of shares ('000)	8.1	2,830,567	2,830,567	2,830,567	2,830,567	2,830,528
2,830,567	2,830,567	2,830,567	2,830,567	2,830,567	Diluted weighted average number of shares ('000)	8.2	2,830,567	2,830,567	2,830,567	2,830,567	2,830,567
18.42	18.32	18.62	18.72	17.92	Average R/US$ rate
1The purchase price allocation (PPA) relating to the Reldan acquisition was prepared on a provisional basis in accordance with IFRS 3 Business Combinations (IFRS 3) for the six months ended 30
June 2024. During the 12-month measurement period commencing on the acquisition date, management provisionally revised the initial PPA due to new information obtained by 31 December
2024 (see note 10.1 for more information)

The condensed consolidated financial statements for the year and six months ended 31 December 2024 was prepared by Sibanye-Stillwater's Group financial reporting team headed by Henning Opperman (CA (SA)). This process was supervised by the Group's Chief Financial Officer, Charl Keyter and
approved by the Sibanye-Stillwater board of directors.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      29
Condensed consolidated statement of other comprehensive income (OCI)
Figures are in millions unless otherwise stated

US dollar							SA rand
Year ended		Six months ended					Six months ended			Year ended
Restated	Unaudited	Restated - Unaudited	Restated - Unaudited	Unaudited			Unaudited	Restated - Unaudited	Restated - Unaudited	Unaudited	Restated
Dec 2023	Dec 2024	Dec 2023	Jun 2024	Dec 2024		Note	Dec 2024	Jun 2024	Dec 2023	Dec 2024	Dec 2023
(2,032)	(311)	(2,459)	(372)	61	Profit/(loss) for the period		1,291	(7,001)	(45,216)	(5,710)	(37,430)
(263)	9	21	24	(15)	Other comprehensive income, net of tax	1.2	396	142	(1,570)	538	2,985
—	—	—	—	—	Foreign currency translation adjustments[1]	1.2	266	(11)	(999)	255	3,569
(32)	15	(31)	8	7	Fair value adjustment on other investments[2]		130	153	(569)	283	(582)
—	—	—	—	—	Re-measurement of defined benefit plan[2]		—	—	(2)	—	(2)
(231)	(6)	52	16	(22)	Currency translation adjustments[3]		—	—	—	—	—

(2,295)	(302)	(2,438)	(348)	46	Total comprehensive income		1,687	(6,859)	(46,786)	(5,172)	(34,445)
					Total comprehensive income attributable to:
(2,317)	(389)	(2,437)	(366)	(23)	- Owners of Sibanye-Stillwater		434	(7,203)	(46,764)	(6,769)	(34,847)
22	87	(1)	18	69	- Non-controlling interests		1,253	344	(22)	1,597	402
18.42	18.32	18.62	18.72	17.92	Average R/US$ rate
1  These gains and losses will be reclassified to profit or loss upon disposal of the underlying operations
2  These gains and losses will never be reclassified to profit or loss
3  These gains and losses relate to the convenience translation of the SA rand amounts to US dollar and will never be reclassified to profit or loss
Condensed consolidated statement of financial position
Figures are in millions unless otherwise stated

US dollar					SA rand
Unaudited	Unaudited	Unaudited			Unaudited	Revised - Unaudited[1]	Audited
Dec 2023	Jun 2024	Dec 2024		Notes	Dec 2024	Jun 2024	Dec 2023
4,368	4,532	4,775	Non-current assets		89,583	83,516	81,119
3,303	3,333	3,566	Property, plant and equipment		66,906	61,429	61,338
30	24	8	Right-of-use assets		156	435	560
27	114	110	Goodwill and other intangibles		2,058	2,106	502
385	397	390	Equity-accounted investments		7,323	7,317	7,148
171	183	187	Other investments		3,507	3,370	3,179
319	338	357	Environmental rehabilitation obligation funds		6,691	6,221	5,927
28	36	26	Other receivables		491	661	523
105	107	131	Deferred tax assets		2,451	1,977	1,942
3,328	2,795	2,580	Current assets		48,409	51,529	61,822
1,420	1,403	1,362	Inventories		25,549	25,866	26,363
479	485	305	Trade and other receivables		5,722	8,947	8,900
1	3	8	Other receivables		156	50	26
52	60	46	Tax receivable		863	1,106	973
—	—	4	Assets held for sale	16	70	—	—
1,376	844	855	Cash and cash equivalents		16,049	15,560	25,560

7,696	7,327	7,355	Total assets		137,992	135,045	142,941
2,777	2,531	2,573	Total equity		48,289	46,674	51,607
2,957	3,456	3,672	Non-current liabilities		68,848	63,672	54,927
1,343	1,769	2,193	Borrowings and derivative financial instrument	11	41,135	32,600	24,946
21	16	11	Lease liabilities		203	287	384
673	690	636	Environmental rehabilitation obligation and other provisions	12	11,922	12,713	12,505
22	22	18	Occupational healthcare obligation		334	398	400
146	158	90	Cash-settled share-based payment obligations	13	1,686	2,921	2,718
183	192	97	Other payables	14	1,815	3,538	3,407
341	343	372	Deferred revenue	15	6,983	6,315	6,327
3	1	1	Tax and royalties payable		13	12	64
225	265	254	Deferred tax liabilities		4,757	4,888	4,176
1,962	1,340	1,110	Current Liabilities		20,855	24,699	36,407
834	256	29	Borrowings and derivative financial instrument	11	552	4,716	15,482
45	39	17	Environmental rehabilitation obligation and other provisions	12	327	724	832
11	10	9	Lease liabilities		175	177	198
—	—	—	Occupational healthcare obligation		2	9	—
23	8	6	Cash-settled share-based payment obligations	13	121	151	432
887	836	832	Trade and other payables		15,604	15,399	16,464
109	143	87	Other payables	14	1,634	2,636	2,015
16	21	88	Deferred revenue	15	1,660	394	305
—	—	24	Liabilities associated with assets held for sale	16	451	—	—
37	27	18	Tax and royalties payable		329	493	679

7,696	7,327	7,355	Total equity and liabilities		137,992	135,045	142,941
18.57	18.43	18.76	Closing R/US$ rate
1The purchase price allocation (PPA) relating to the Reldan acquisition was prepared on a provisional basis in accordance with IFRS 3 for the six months ended 30 June 2024. During the 12-month measurement period commencing on the acquisition date, management provisionally revised the initial PPA due to new information obtained by 31 December 2024 (see note 10.1 for more information)
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      30
Condensed consolidated statement of changes in equity
Figures are in millions unless otherwise stated

US dollar								SA rand
Stated capital	Re- organisation reserve	Other reserves	Accum- ulated profit/ (loss)	Non- controlling interests	Total equity		Notes	Total equity	Non- controlling interests	Accum- ulated profit/ (loss)	Other reserves	Re- organisation reserve	Stated capital
1,361	2,599	202	993	187	5,342	Balance at 31 December 2022 (Audited)		91,004	2,903	33,781	9,672	23,001	21,647
—	—	(266)	(2,051)	22	(2,295)	Total comprehensive income for the period (restated)	1.2	(34,445)	402	(37,774)	2,927	—	—
—	—	—	(2,051)	19	(2,032)	(Loss)/profit for the period		(37,430)	342	(37,772)	—	—	—
—	—	(266)	—	3	(263)	Other comprehensive income, net of tax (restated)	1.2	2,985	60	(2)	2,927	—	—
—	—	—	(269)	(20)	(289)	Dividends paid		(5,318)	(365)	(4,953)	—	—	—
—	—	1	—	1	2	Equity-settled share-based payments		48	24	—	24	—	—
—	—	—	—	50	50	New Century Resources Limited (Century) business combination		919	919	—	—	—	—
—	—	(4)	25	38	59	Transaction with Keliber Oy (Keliber) shareholders		1,097	700	463	(66)	—	—
—	—	—	—	(43)	(43)	Keliber dividend obligation		(792)	(792)	—	—	—	—
—	—	—	1	(50)	(49)	Transactions with Century shareholders		(906)	(914)	13	(5)	—	—
1,361	2,599	(67)	(1,301)	185	2,777	Balance at 31 December 2023 (Audited)		51,607	2,877	(8,470)	12,552	23,001	21,647
—	—	8	(398)	88	(302)	Total comprehensive income for the period		(5,172)	1,597	(7,297)	528	—	—
—	—	—	(398)	87	(311)	(Loss)/profit for the period		(5,710)	1,587	(7,297)	—	—	—
—	—	8	—	1	9	Other comprehensive income, net of tax		538	10	—	528	—	—
—	—	—	—	(9)	(9)	Dividends paid		(173)	(173)	—	—	—	—
—	—	—	—	—	—	Equity-settled share-based payments		18	9	—	9	—	—
—	—	—	107	—	107	Recognition of derivative financial instrument in equity[1]		2,009	—	2,009	—	—	—
—	—	3	(3)	—	—	Transfer between reserves		—	—	(59)	59	—	—
1,361	2,599	(56)	(1,595)	264	2,573	Balance at 31 December 2024 (Unaudited)		48,289	4,310	(13,817)	13,148	23,001	21,647
1  The derivative financial instrument transferred to equity upon derecognition (see note 11) amounted to R2,009 million on 26 June 2024, which was the last day that cash conversion could have been requested
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      31
Condensed consolidated statement of cash flows
Figures are in millions unless otherwise stated

US dollar							SA rand
Year ended		Six months ended					Six months ended			Year ended
Unaudited	Unaudited	Unaudited	Unaudited	Unaudited			Unaudited	Revised - Unaudited[1]	Unaudited	Unaudited	Audited
Dec 2023	Dec 2024	Dec 2023	Jun 2024	Dec 2024		Notes	Dec 2024	Jun 2024	Dec 2023	Dec 2024	Dec 2023
					Cash flows from operating activities
1,017	241	231	184	57	Cash generated by operations		971	3,443	4,409	4,414	18,726
51	181	35	31	150	Deferred revenue advance received	15	2,729	578	636	3,307	935
(35)	(41)	(4)	(33)	(8)	Cash-settled share-based payments paid		(125)	(626)	(70)	(751)	(637)
(10)	(2)	—	(2)	—	Payment of Marikana dividend obligation		—	(38)	—	(38)	(191)
(203)	(2)	2	(2)	—	Additional deferred/contingent payments relating to acquisition of a business		—	(44)	—	(44)	(3,733)
95	374	42	111	263	Change in working capital		4,766	2,087	787	6,853	1,750
915	751	306	289	462			8,341	5,400	5,762	13,741	16,850
54	48	24	29	19	Interest received		339	543	460	882	998
(71)	(115)	(34)	(55)	(60)	Interest paid		(1,069)	(1,032)	(631)	(2,101)	(1,304)
(50)	(43)	(30)	(27)	(16)	Royalties paid		(282)	(502)	(565)	(784)	(922)
(174)	(79)	(58)	(33)	(46)	Tax paid		(826)	(626)	(1,095)	(1,452)	(3,209)
(289)	(9)	(95)	(5)	(4)	Dividends paid		(87)	(86)	(1,779)	(173)	(5,318)
385	553	113	198	355	Net cash from operating activities		6,416	3,697	2,152	10,113	7,095

					Cash flow from investing activities
(1,217)	(1,177)	(621)	(595)	(582)	Additions to property, plant and equipment		(10,422)	(11,147)	(11,557)	(21,569)	(22,411)
9	7	4	2	5	Proceeds on disposal of property, plant and equipment		90	39	84	129	168
26	(147)	14	(147)	—	Acquisition of subsidiaries, net of cash acquired	10	—	(2,690)	247	(2,690)	471
24	22	6	5	17	Dividends received		312	90	115	402	449
(36)	(25)	(35)	(8)	(17)	Additions to other investments		(315)	(150)	(636)	(465)	(658)
11	25	11	7	18	Disposals of other investments		327	130	202	457	202
—	(1)	—	(1)	—	Loans advanced to investee		(2)	(24)	—	(26)	—
(21)	(2)	1	—	(2)	Acquisition of equity-accounted investment		(35)	—	—	(35)	(396)
(10)	(15)	(7)	(3)	(12)	Contributions to environmental rehabilitation funds		(208)	(65)	(128)	(273)	(185)
—	(16)	—	(11)	(5)	Payment of deferred/contingent payment		(93)	(199)	—	(292)	—
17	1	—	—	1	Proceeds from environmental rehabilitation funds		23	1	14	24	322
(1,197)	(1,328)	(627)	(751)	(577)	Net cash used in investing activities		(10,323)	(14,015)	(11,659)	(24,338)	(22,038)

					Cash flow from financing activities
783	452	728	69	383	Loans raised	11	6,983	1,295	13,431	8,278	14,431
(72)	(182)	(17)	(41)	(141)	Loans repaid	11	(2,571)	(764)	(315)	(3,335)	(1,323)
(12)	(11)	(6)	(6)	(5)	Lease payments		(92)	(116)	(117)	(208)	(219)
(55)	—	—	—	—	Acquisition of NCI		—	—	—	—	(1,009)
60	—	—	—	—	Proceeds from NCI on rights issue		—	—	—	—	1,096
704	259	705	22	237	Net cash from financing activities		4,320	415	12,999	4,735	12,976

(108)	(516)	191	(531)	15	Net increase/(decrease) in cash and cash equivalents		413	(9,903)	3,492	(9,490)	(1,967)
(47)	(5)	9	(1)	(4)	Effect of exchange rate fluctuations on cash held		76	(97)	(91)	(21)	1,451
1,531	1,376	1,176	1,376	844	Cash and cash equivalents at beginning of the period		15,560	25,560	22,159	25,560	26,076
1,376	855	1,376	844	855	Cash and cash equivalents at end of the period		16,049	15,560	25,560	16,049	25,560
18.42	18.32	18.62	18.72	17.92	Average R/US$ rate
18.57	18.76	18.57	18.43	18.76	Closing R/US$ rate
1The purchase price allocation (PPA) relating to the Reldan acquisition was prepared on a provisional basis in accordance with IFRS 3 for the six months ended 30 June 2024. During the 12-month measurement period commencing on the acquisition date, management provisionally revised the initial PPA due to new information obtained by 31 December 2024 (see note 10.1 for more information)
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      32
Notes to the condensed consolidated financial statements
1.        Basis of accounting and preparation
The condensed consolidated financial statements are prepared in accordance with the JSE Listings Requirements for condensed consolidated financial statements and the requirements of the Companies Act of South Africa. The JSE Listings Requirements require condensed financial statements to be prepared in accordance with framework concepts, and the measurement and recognition requirements of IFRS Accounting
Standards as issued by the International Accounting Standards Board (IASB), and the South African Institute of Chartered Accountants Financial
Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards
Council and to also, as a minimum, contain information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of these condensed consolidated financial statements are in terms of IFRS Accounting Standards and are consistent with those applied in the previous consolidated annual financial statements, included in the 31 December 2023 annual financial report.
The condensed consolidated income statement, and statements of other comprehensive income and cash flows for the six months ended
31 December 2023 were not reviewed by the Company’s external auditor and were prepared by subtracting the condensed consolidated financial statements for the six months ended 30 June 2023 from the audited comprehensive consolidated financial statements for the year ended
31 December 2023. The condensed consolidated income statement, and statements of other comprehensive income and cash flows for the six months ended 31 December 2024 have not been reviewed by the Company’s external auditor and were prepared by subtracting the condensed consolidated financial statements for the six months ended 30 June 2024 from the condensed consolidated financial statements for the year ended 31 December 2024.
The translation of the primary statements into US dollar is based on the average exchange rate for the period for the condensed consolidated income statement, statements of other comprehensive income and cash flows, and the period-end closing exchange rate for the statement of financial position. Exchange differences on translation are accounted for in the condensed consolidated statement of other comprehensive income. This information is provided as supplementary information only and has not been reviewed by the Company's external auditor.
1.1      Standards, interpretations and amendments to published standards effective on 1 January 2024 and those issued but not yet effective
The amendments to published standards effective on 1 January 2024 and adopted by the Sibanye Stillwater Limited (Sibanye-Stillwater) group (the
Group) did not have a material effect on the Group’s condensed consolidated financial statements for the year ended 31 December 2024.
Standards, interpretations and amendments to published standards not yet effective on 1 January 2024 are not expected to have a material effect on the Group, except for the presentation and disclosure impact of IFRS 18 Presentation and Disclosure in Financial Statements which is currently being assessed.
1.2    Restatement of other comprehensive income, net of tax
The Group restated its OCI for the six and twelve month periods ended 31 December 2023 and the six months ended 30 June 2024 as presented in the condensed consolidated statement of other comprehensive income and condensed consolidated statement of changes in equity, to include the amount of the foreign currency translation reserve (FCTR) reclassified to profit or loss. The reclassified FCTR amount related to the deregistration of dormant subsidiaries in the Group, which was accounted for as reclassifications of the related FCTR balances from OCI to profit or loss in accordance with the Group's policy. Management identified that they presented and disclosed the reclassification of FCTR as a separate line item in the condensed consolidated statement of changes in equity, rather than to include the reclassification of the FCTR balances in the applicable line item disclosed in the condensed consolidated statement of other comprehensive income in accordance with paragraph 93 of IAS 1
Presentation of Financial Statements, which requires reclassification adjustments to be presented and disclosed with the related component of
OCI in the period that the adjustment is reclassified to profit or loss.
The impact of previous presentation and disclosure in this condensed consolidated financial statements resulted in the OCI and total comprehensive income, net of tax disclosed in the condensed consolidated statement of other comprehensive income to be understated by R26 million (six months ended 30 June 2024) and overstated by R173 million and R1,663 million for the six months and year ended 31 December 2023, respectively. This does not have an impact on the opening or closing balances of reserves disclosed in the condensed consolidated statement of changes in equity, the condensed consolidated statement of financial position, the condensed consolidated income statement and the condensed consolidated statement of cash flows.
The impact of the restatement on the condensed consolidated financial statements is illustrated in the table below:

	Six months ended				Six months ended			Year ended
	30 June 2024				31 December 2023			31 December 2023
Figures in million	As previously presented	Adjustment[1]	Adjustment[2]	As restated	As previously presented	Adjustment	As restated	As previously presented	Adjustment	As restated
SA rand
Condensed consolidated statement of other comprehensive income
Other comprehensive income, net of tax	119	(3)	26	142	(1,397)	(173)	(1,570)	4,648	(1,663)	2,985
Foreign currency translation adjustments	(34)	(3)	26	(11)	(826)	(173)	(999)	5,232	(1,663)	3,569
Currency translation adjustments[3]	—	—	—	—	—	—	—	—	—	—
Total comprehensive income	(7,019)	134	26	(6,859)	(46,613)	(173)	(46,786)	(32,782)	(1,663)	(34,445)
Attributable to:
Owners of Sibanye-Stillwater	(7,363)	134	26	(7,203)	(46,591)	(173)	(46,764)	(33,184)	(1,663)	(34,847)
Non-controlling interests	344	—	—	344	(22)	—	(22)	402	—	402

US dollar[4]
Condensed consolidated statement of other comprehensive income
Other comprehensive income, net of tax	23	—	1	24	29	(8)	21	(173)	(90)	(263)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—
Currency translation adjustments[3]	15	—	1	16	60	(8)	52	(141)	(90)	(231)
Total comprehensive income	(356)	7	1	(348)	(2,430)	(8)	(2,438)	(2,205)	(90)	(2,295)
Attributable to:				—
Owners of Sibanye-Stillwater	(374)	7	1	(366)	(2,429)	(8)	(2,437)	(2,227)	(90)	(2,317)
Non-controlling interests	18	—	—	18	(1)	—	(1)	22	—	22

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      33

	Six months ended				Six months ended			Year ended
	30 June 2024				31 December 2023			31 December 2023
Figures in million	As previously presented	Adjustment[1]	Adjustment[2]	As restated	As previously presented	Adjustment	As restated	As previously presented	Adjustment	As restated

SA rand
Condensed consolidated statement of changes in equity
Other reserves[5]
Balance at the beginning of the period	12,552	—	—	12,552	14,115	—	14,115	9,672	—	9,672
Total comprehensive income for the period	109	(3)	26	132	(1,394)	(173)	(1,567)	4,590	(1,663)	2,927
Other comprehensive income, net of tax	109	(3)	26	132	(1,394)	(173)	(1,567)	4,590	(1,663)	2,927
Foreign exchange movement recycled through profit or loss	26	—	(26)	—	(173)	173	—	(1,663)	1,663	—
Balance at the end of the period[6]	12,748	(3)	—	12,745	12,552	—	12,552	12,552	—	12,552

US dollar[2]
Condensed consolidated statement of changes in equity
Other reserves[5]
Balance at the beginning of the period	(67)	—	—	(67)	(88)	—	(88)	202	—	202
Total comprehensive income for the period	22	—	1	23	29	(8)	21	(176)	(90)	(266)
Other comprehensive income, net of tax	22	—	1	23	29	(8)	21	(176)	(90)	(266)
Foreign exchange movement recycled through profit or loss	1		(1)	—	(8)	8	—	(90)	90	—
Balance at the end of the period[6]	(41)	—	—	(41)	(67)	—	(67)	(67)	—	(67)
1  Adjustment relates to the revision of the Reldan at acquisition accounting due to new information received during the period (see note 10)
2  Adjustment relates to the FCTR reclassified to profit or loss
3  These gains and losses relate to the convenience translation of SA rand amounts to US dollar
4  The US dollar amounts are provided as supplementary information and has not been reviewed by the external auditors
5  The restatement only impacts the other reserves which includes the foreign currency translation reserve in the condensed consolidated statement of changes in equity. It has no impact on NCI
6  The restatement has no impact on the condensed consolidated statement of financial position, condensed consolidated income statement and condensed consolidated statement of cash flows, as well as no impact on earnings per share or headline earnings per share
2.        Revenue
The Group’s sources of revenue are:

Figures in million - SA rand	Six months ended			Year ended
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Dec 2024	June 2024	Dec 2023	Dec 2024	Dec 2023
Primary mining:
Gold mining activities	12,463	11,614	10,908	24,077	23,327
PGM mining activities[1]	28,588	31,094	30,393	59,682	66,275
Nickel refining activities	1,099	1,685	1,347	2,784	3,024
Secondary mining:
Zinc retreatment operation[2]	2,781	1,439	1,742	4,220	2,580
Gold tailings retreatment[3]	3,802	3,266	2,974	7,068	5,816
Recycling:
US PGM recycling activities	3,864	3,710	5,626	7,574	13,318
Industrial and electronic waste recycling activities[4]	4,040	2,266	—	6,306	—
Other:
Stream[1]	345	236	321	581	509
Total revenue from contracts with customers	56,982	55,310	53,311	112,292	114,849
Adjustments relating to sales of SA PGM concentrate provisional pricing[5]	45	29	(198)	74	(836)
Adjustments relating to zinc operation provisional pricing[5]	(102)	(135)	3	(237)	(329)
Total revenue	56,925	55,204	53,116	112,129	113,684
1The difference between revenue from PGM mining activities above and total revenue from PGM mining activities on the segment report relates to the separate disclosure of revenue from the gold and palladium streaming arrangement with Wheaton Precious Metals International (Wheaton International) (Wheaton Stream) in the above. Revenue relating to the Wheaton Stream is incorporated in the Group corporate segment as described in the segment report (see note 21)
2The difference between revenue from zinc retreatment operations above and total revenue from zinc retreatment operations on the segment report relates to the separate disclosure of revenue related to adjustments on the provisional pricing on zinc sales
3Gold tailings retreatment (previously included in "Gold mining activities") relates to DRDGOLD which is included in the SA gold segment
4Includes revenue from the Reldan Group of Companies (Reldan) since date of acquisition (see note 10.1)
5These adjustments relate to provisional pricing arrangements resulting in subsequent changes to the amount of revenue recognised
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      34
Revenue per geographical region of the relevant operations:

Figures in million - SA rand	Six months ended			Year ended
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Dec 2024	June 2024	Dec 2023	Dec 2024	Dec 2023
Southern Africa (SA)	40,873	41,529	39,125	82,402	84,736
United States (US)	12,274	10,686	10,899	22,960	23,673
Europe (EU)	1,099	1,685	1,347	2,784	3,024
Australia (AUS)	2,679	1,304	1,745	3,983	2,251
Total revenue	56,925	55,204	53,116	112,129	113,684
Percentage of revenue per segment based on the geographical location of customers purchasing from the Group:

Six months ended			Year ended
Unaudited	Unaudited	Unaudited	Unaudited	Audited
Dec 2024	June 2024	Dec 2023	Dec 2024	Dec 2023

SA Gold

SA and US PGM

Nickel refining (Europe)

5%
4%
2%
16%
73%
USA
France
Luxembourg
Germany
Other

3%
3%
15%
9%
70%
USA
France
Luxembourg
Germany
Other

14%
7%
3%
8%
25%
24%
19%
UK
Belgium
USA
France
Luxembourg
Germany
Other

3%
3%
17%
6%
71%
USA
France
Luxembourg
Germany
Other

21%
5%
7%
14%
28%
9%
16%
UK
USA
Belgium
Luxembourg
Germany
France
Other

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      35

Six months ended			Year ended
Unaudited	Unaudited	Unaudited	Unaudited	Audited
Dec 2024	June 2024	Dec 2023	Dec 2024	Dec 2023

Zinc retreatment (Australia)

11%
12%
35%
12%
30%
Singapore
Switzerland
China
UK
Other

Industrial and electronic waste recycling (US)

5%
8%
28%
33%
18%
8%
Canada
Germany
Italy
USA
Switzerland
Other

28%
17%
11%
23%
9%
12%
Canada
Germany
Italy
USA
Switzerland
Other

28%
18%
9%
29%
9%
7%
Canada
Germany
Italy
USA
Switzerland
Other

Revenue generated per product:

Figures in million - SA rand	Six months ended			Year ended
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Dec 2024	June 2024	Dec 2023	Dec 2024	Dec 2023
Gold	20,018	17,120	14,450	37,138	30,257
PGMs	28,818	30,729	31,770	59,547	71,090
Platinum	9,775	10,798	10,171	20,573	19,775
Palladium	9,550	10,369	11,975	19,919	25,271
Rhodium	7,306	7,441	7,528	14,747	21,991
Iridium	1,406	1,418	1,530	2,824	2,883
Ruthenium	781	703	566	1,484	1,170
Chrome	2,923	3,146	2,947	6,069	5,165
Nickel	1,536	2,090	1,902	3,626	4,334
Zinc	2,534	1,231	1,643	3,765	2,126
Silver	599	409	112	1,008	152
Other[1]	497	479	292	976	560
Total revenue	56,925	55,204	53,116	112,129	113,684
1  Other primarily includes revenue from cobalt and copper sales
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      36
3.        Finance expense

Figures in million - SA rand		Six months ended			Year ended
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Notes	Dec 2024	June 2024	Dec 2023	Dec 2024	Dec 2023
Interest charge on:
Borrowings — interest	11	(975)	(971)	(617)	(1,946)	(1,192)
- US$1 billion revolving credit facility (RCF)		(123)	(62)	(27)	(185)	(73)
- US$600 million RCF		—	—	—	—	(20)
- R6.5 billion RCF		(97)	—	—	(97)	—
- R5.5 billion RCF		(93)	(226)	(75)	(319)	(125)
- 2026 and 2029 Notes		(456)	(472)	(473)	(928)	(932)
- US$ Convertible Bond		(191)	(198)	(36)	(389)	(36)
- Other borrowings		(15)	(13)	(6)	(28)	(6)
Borrowings — unwinding of amortised cost	11	(355)	(333)	(204)	(688)	(359)
- 2026 and 2029 Notes		(56)	(42)	(41)	(98)	(80)
- Burnstone Debt		(142)	(142)	(136)	(284)	(252)
- US$ Convertible Bond		(149)	(149)	(27)	(298)	(27)
- Other borrowings		(8)	—	—	(8)	—
Lease liabilities		(15)	(19)	(22)	(34)	(43)
Environmental rehabilitation obligation		(453)	(513)	(386)	(966)	(758)
Occupational healthcare obligation		(19)	(19)	(35)	(38)	(70)
Rustenburg deferred payment		—	—	—	—	(85)
Marikana dividend obligation		(96)	(92)	(114)	(188)	(236)
Deferred revenue	15	(208)	(163)	(154)	(371)	(327)
Other		(158)	(182)	(83)	(340)	(229)
Total finance expense		(2,279)	(2,292)	(1,615)	(4,571)	(3,299)
4.        Gain/(loss) on financial instruments

Figures in million - SA rand		Six months ended			Year ended
		Unaudited	Revised - Unaudited	Unaudited	Unaudited	Audited
	Notes	Dec 2024	June 2024	Dec 2023	Dec 2024	Dec 2023
Fair value gain/(loss) on palladium hedge contract		—	—	—	—	72
Fair value (loss)/gain on gold hedge contracts[1]		(392)	(56)	(184)	(448)	(140)
Fair value (loss)/gain on zinc hedge contracts[2]		(154)	(80)	(132)	(234)	491
Fair value gain/(loss) on derivative financial instrument	11	—	1,733	(2,136)	1,733	(2,136)
Fair value gain/(loss) on share-based payment obligations[3]		1,238	(424)	2,075	814	1,589
Gain on the revised cash flow of the Burnstone Debt[4]	11	1,053	—	32	1,053	32
Gain on the revised cash flow of the Marikana dividend obligation[5]		993	53	537	1,046	548
Fair value gain/(loss) on contingent consideration (related to the Kroondal acquisition)		270	126	(137)	396	(137)
Gain/(loss) on the revised cash flow of the Keliber dividend obligation[6]		811	—	(287)	811	(287)
Fair value (loss)/gain on other investments		(8)	(16)	14	(24)	116
Other		126	160	82	286	87
Total gain/(loss) on financial instruments		3,937	1,496	(136)	5,433	235
1  On 3 May 2023, Sibanye Gold Proprietary Limited (SGL) concluded a gold hedge agreement which commenced on 4 May 2023. The agreement is structured at monthly average prices, comprising the delivery of 154,320 ounces of gold over 12 months (12,860 ounces per month) with a zero cost collar which establishes a floor and cap of R34,214 and R46,050 per ounce, respectively. On 17 November 2023, Sibanye Gold Proprietary Limited concluded two additional gold hedge agreements which commenced on 17 November 2023. These agreements are structured at monthly average prices, comprising the delivery of 120,000 and 240,000 ounces of gold over 12 months, respectively. The agreements have a zero cost collar which establishes a floor of R34,214 per ounce for both agreements and cap of R43,545 and R43,800 per ounce, respectively. On 4 November 2024, SGL concluded a gold hedge agreement, which commenced on 2 December 2024. The agreement is structured at monthly average prices, comprising the delivery of 182,000 ounces of gold over 12 months (14,000 ounces per month) with a zero cost collar which establishes a floor and cap of R45,000 and R58,500 per ounce, respectively. On 9 December 2024, SGL concluded an additional gold hedge agreement, which commenced on 2
January 2025. The agreement is structured at monthly average prices, comprising the delivery of 168,000 ounces of gold over 12 months (14,000 ounces per month) with a zero cost collar which establishes a floor and cap of R45,000 and R54,400 per ounce, respectively. As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss
2  Century concluded a hedge agreement on 15 June 2021 for 90,000 tonnes of payable zinc over three years which commenced July 2021 to June 2024 in equal monthly deliveries (2,500 tonnes per month) at a fixed monthly price of A$3,717/t net of all fees and costs. In November 2021, Century concluded an additional hedge agreement for 90,000 tonnes of payable zinc for two years
(3,750 tonnes per month) which commenced January 2022 to December 2023 at a fixed price of A$3,938/t net of all fees and costs. During June 2024, Century concluded two additional zinc hedge agreements, which both commenced on 1 July 2024. The first agreement is structured at monthly average prices, comprising the delivery of 5,940 tonnes of zinc over 18 months (330 tonnes per month) with a zero cost collar which establishes a floor and cap of A$4,300 and A$4,830 per tonne, respectively. The second zinc hedge agreement is structured at monthly average prices, comprising the delivery of 30,060 tonnes of zinc over 18 months (1,670 tonnes per month) with a zero cost collar which establishes a floor and cap of A$4,100 and A$4,340 per tonne, respectively. During  November 2024, Century concluded two additional zinc hedge agreements, which both commenced in January 2025. The first agreement comprises the delivery of 6,000 tonnes of zinc in January 2025 with a zero cost collar which establishes a floor and cap of A$4,150 and A$4,500 per tonne, respectively. The second zinc hedge agreement is structured at monthly average prices, comprising the delivery of  12,000 tonnes of zinc over 12 months (1,000 tonnes per month) with a zero cost collar which establishes a floor and cap of A$4,200 and
A$4,780 per tonne, respectively. As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss
3  The fair value gain relates to the cash-settled share-based payment obligations in respect of the Rustenburg operation B-BBEE transaction and the Marikana B-BBEE transaction (see note 13)
4  The fair value gain is primarily due to a change in the estimated future cash flows in the life of mine allocated between SGL and the financial institutions in terms of the shareholder loan agreement and term loan agreement
5  The fair value gain is due to a decrease in the long term 4E PGM basket price and a decrease in the net future cash flows over the life of mine
6  The fair value gain is due to a decrease in the long term lithium hydroxide price and a decrease in the net future cash flows over the life of mine
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      37
5.        Other costs and other income
5.1      Other costs

Figures in million - SA rand		Six months ended			Year ended
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Note	Dec 2024	June 2024	Dec 2023	Dec 2024	Dec 2023
Care and maintenance		(830)	(779)	(594)	(1,609)	(1,378)
Corporate and social investment costs		(245)	(160)	(86)	(405)	(149)
Cost incurred on employee and community trusts		(204)	—	(469)	(204)	(469)
Exploration costs		(11)	(25)	(74)	(36)	(183)
Non-mining royalties		(47)	(26)	(30)	(73)	(84)
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable		(248)	(238)	—	(486)	—
Service entity costs		(306)	(160)	(92)	(466)	(366)
Onerous contract provision	12	(200)	—	(1,865)	(200)	(1,865)
Other		(880)	(363)	(904)	(1,243)	(1,364)
Total other costs		(2,971)	(1,751)	(4,114)	(4,722)	(5,858)
5.2      Other income

Figures in million - SA rand		Six months ended			Year ended
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Note	Dec 2024	June 2024	Dec 2023	Dec 2024	Dec 2023
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable		40	—	45	40	45
Service entity income		143	164	240	307	497
Sundry income		235	154	260	389	387
Onerous contract provision utilisation/change in estimate	12	693	324	—	1,017	—
Insurance proceeds[1]		63	812	—	875	—
Gain on remeasurement of previous interest in Kroondal		—	—	298	—	298
Gain/increase in equity-accounted investment		1	1	3	2	5
Total other income		1,175	1,455	846	2,630	1,232
1  Relates mainly to the business interruption insurance claim lodged by the US PGM operations resulting from the flood event which occurred during June 2022
6.        Impairments
The Group performed its annual impairment testing for goodwill and, cash-generating units (CGUs) where impairment indicators were present, at
31 December 2024. The table below is a breakdown of the impairments recognised for each period ended.

Figures in million - SA rand	Six months ended			Year ended
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Dec 2024	June 2024	Dec 2023	Dec 2024	Dec 2023
Impairment of mining assets and goodwill	(1,549)	(7,624)	(47,004)	(9,173)	(47,013)
Impairment of investment in equity-accounted investee	—	—	(423)	—	(423)
Impairment of loan to equity-accounted investee	—	—	(18)	—	(18)
Total impairments	(1,549)	(7,624)	(47,445)	(9,173)	(47,454)
The carrying value of the US PGM operations (Stillwater CGU) was impaired by R1,292 million at 31 December 2024, in addition to the R7,499 million recognised at 30 June 2024. The impairment is due to the resulting recoverable amount determined from the updated life-of-mine plan which incorporates the restructure of the US PGM operations announced after 30 June 2024, and includes suspending the operations at the Stillwater
West Mine for a period of time and reducing mining at East Boulder Mine. Many of the actions relating to the restructure were implemented towards the end of the financial year. There was also a further decrease in the expected long-term palladium and platinum prices which resulted in a decrease in the expected future net cash flows from the Stillwater CGU, and contributed to the reduced value in use at 31 December 2024.
The impairment recognised at 30 June 2024 was due to the decrease in medium to long-term forecast palladium and platinum prices which also resulted in a decrease in the expected future net cash flows from the Stillwater CGU. Specific asset impairment for the year and six months ended
31 December 2024 relates to the Sandouville nickel refinery which was impaired by R221 million resulting from the settlement agreement concluded during the six months ended 31 December 2024, in terms of which the last nickel matte was delivered early January 2025 and the remaining inventory is scheduled to be processed by the end of March 2025. The Sandouville nickel refining operation will wind-down during H1
2025. The outcome of the pre-feasibility study to assess the potential conversion of the Sandouville plant to produce pCAM is expected by the end of 2025.
A further R34 million specific asset impairment was recognised at Stillwater related to assets classified as held for sale and written down to fair value. Specific asset impairments recognised for the six months ended 30 June 2024 related to shaft 4B at Marikana which was impaired by R112 million due to closure and the Klipfontein open cast assets by R11 million due to the mining area not being economically viable.
The impairment of mining assets recognised during 2024 relates to the following classes of assets:

Figures in million - SA rand	Six months ended						Year ended
	Unaudited			Unaudited			Unaudited
	Dec 2024			June 2024			Dec 2024
	Stillwater	Other	Total	Stillwater	Other	Total	Stillwater	Other	Total
Mine development, infrastructure and other	(1,326)	(163)	(1,489)	(7,499)	(125)	(7,624)	(8,825)	(288)	(9,113)
Right-of-use assets	—	(60)	(60)	—	—	—	—	(60)	(60)
Total impairments	(1,326)	(223)	(1,549)	(7,499)	(125)	(7,624)	(8,825)	(348)	(9,173)
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      38
The assumptions applied in the value in use impairment calculation for the Stillwater CGU are set out below:

		Unaudited	Unaudited
		June 2024	Dec 2024
Weighted average PGM (2E) basket price[1]	US$/2Eoz	1,206	1,120
Inflation rate[2]	%	2.5	2.1
Nominal discount rate[3]	%	11.5	13.0
Life-of-mine[4]	years	45.5	35
Recoverable amount	R' million	15,224	13,682
1 The weighted average commodity prices and exchange rate were derived by considering various bank and commodity broker consensus forecasts
2 The inflation rate is based on the expected forecast inflation rate for the geographic region which most affects the CGU's cash flows
3  The nominal discount rate is calculated as the weighted average cost of capital of the respective CGUs
4  Periods longer than five years are used for determining the recoverable amount and is considered appropriate based on the nature of the operations since a formally approved life-of-mine plan is used to determine cash flows over the life of each mine based on the available reserves
Group impairment assumptions
The annual life-of-mine plan, used in the annual impairment assessments, incorporates the following:
•Proved and probable ore reserves of the CGUs
•Revenue based on the consensus forecast commodity prices and operating costs
•Sustaining capital expenditure estimates over the life-of-mine plan
•Development capital expenditure, where applicable
The Group's estimates and assumptions used for the 31 December 2024 impairment calculations include:

		Gold operations		PGM operations		Europe (Sandouville nickel refinery)[1]	Australia*	Reldan
		Unaudited	Audited	Unaudited	Audited	Audited	Audited	Unaudited
		Dec 2024	Dec 2023	Dec 2024	Dec 2023	Dec 2023	Dec 2023	Dec 2024
Average gold price[2]	R/kg	1,324,530	1,072,364
Average PGM (4E) basket price[2]	R/4Eoz			26,963	29,124
Average PGM (2E) basket price[2]	US$/2Eoz			1,120	1,281
Average nickel price[2]	US$/lbs					8.9
Average cobalt price[2]	US$/lbs					15.8
Average zinc price[2]	A$/t						3,873
Average gold price[2]	US$/oz							2,329
Average silver price[2]	US$/oz							29
Nominal discount rate — South Africa[3,4]	%	14.3 - 15.7	13.7 - 15.8	21.3 - 21.5	22.5 - 22.7
Nominal discount rate — United States[4]	%			13.0	12.0			15.3
Nominal discount rate — Europe[4]	%					7.4
Nominal discount rate — Australia[4]	%						9.3
Inflation rate — South Africa[5]	%	5.0	6.0	5.0	6.0
Inflation rate — United States[5]	%			2.1	2.5			2.1
Inflation rate — Europe[5]	%					1.6
Inflation rate — Australia[5]	%						2.9
Life-of-mine[6]	years	4 - 10	4 - 11	13 - 45	14 - 47	23	4	N/A
*No impairment assessment performed at 31 December 2024 as carrying values reduced to nil due to change in the rehabilitation provision
1 The Keliber impairment assessment at 31 December 2024 applied an average lithium hydroxide price of US$18,640/t (2023: US$22,933/t), nominal discount rate of 9.9% (2023: 10.1%), inflation rate of 2% (2023: 2%) and a life-of-mine of 23 years (2023: 24 years)
2 The average prices and the exchange rate were derived by considering various bank and commodity broker consensus forecasts. The average gold price used in the impairment assessment of the Burnstone project was R1,189,493/kg (2023: R1,012,625/kg) and weighted average PGM (4E) basket price used for the Mimosa equity-accounted joint venture was R25,433/4Eoz (2023:
R26,632/4Eoz)
3  Nominal discount rate for the Burnstone project is 17.5% (2023: 18.9%) and for the equity-accounted joint venture Mimosa, 22.7% (2023: 31.2%)
4  The nominal discount rate is calculated as the weighted average cost of capital of the respective CGUs
5 The inflation rate is based on the expected forecast inflation rate in the geographical region which most affects the CGU's cash flows
6  Periods longer than five years are used for determining the recoverable amount and is considered appropriate based on the nature of the operations since a formally approved life-of-mine plan is used to determine cash flows over the life of each mine based on the available reserves
Results of impairment assessments for the Group's CGUs and goodwill allocated to CGUs
No impairment was recognised at 31 December 2024 for the Group's CGUs, other than Stillwater and Sandouville, or any CGUs with allocated goodwill. However, holding all other assumptions constant, the table below illustrates possible changes in certain key assumptions used in the
Group's impairment assessments that could result in impairment. There was low to minimal headroom in the recoverable amounts for the CGUs listed below.

CGU	Key assumption	Value of key assumption	Change to key assumption resulting in impairment
Marikana	Average 4E PGM basket price	R26,380/4Eoz	4.3%
Keliber	Average lithium hydroxide price	US$18,640/t	0.1%
Mimosa	Average 4E PGM basket price	R25,433/4Eoz	0.1%
In addition, a significant portion of the recoverable amount of the Stillwater CGU is based on the income expected from Section 45X Advanced
Manufacturing Production Tax Credit for critical minerals in the US. Negative legislative changes could have a significant impact on the recoverable amount of the Stillwater CGU. A 1% change in the value of the credit has a 12% impact on the recoverable amount of this CGU.
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      39
7.        Mining and income tax

Figures in million - SA rand	Six months ended			Year ended
	Unaudited	Revised - Unaudited	Unaudited	Unaudited	Audited
	Dec 2024	June 2024	Dec 2023	Dec 2024	Dec 2023
Tax on profit before tax at maximum South African statutory company tax rate (27%)	(435)	1,573	13,617	1,138	10,758
South African gold mining tax formula rate adjustment	60	(19)	47	41	236
US statutory tax rate adjustment	(9)	(31)	(2,154)	(40)	(2,176)
US state tax adjustment	99	266	1,081	365	1,121
Non-deductible amortisation and depreciation	—	—	(1)	—	(2)
Non-taxable dividend received	—	—	1	—	1
Non-deductible finance expense	(238)	(82)	(95)	(320)	(180)
Non-deductible share-based payments	(4)	(3)	(4)	(7)	(7)
Non-taxable gain/(non-deductible loss) on fair value of financial instruments	1,296	(100)	39	1,196	(101)
(Non-deductible loss)/non-taxable gain on foreign exchange differences	(2)	(8)	52	(10)	463
Non-taxable share of results of equity-accounted investees	21	38	(388)	59	(317)
Non-taxable gain on acquisition	—	—	243	—	243
Non-deductible impairments	—	—	(2,392)	—	(2,392)
Non-deductible transaction costs	15	(77)	(114)	(62)	(158)
Tax adjustment in respect of prior periods	(100)	19	12	(81)	10
Net other non-taxable income and non-deductible expenditure	(743)	533	30	(210)	(272)
Change in estimated deferred tax rate	577	(213)	(1,467)	364	(726)
Deferred tax assets unrecognised or derecognised[1]	(858)	(3,071)	(3,287)	(3,929)	(4,085)
Mining and income tax	(321)	(1,175)	5,220	(1,496)	2,416
Effective tax rate	20%	(20%)	10%	(36%)	6%
1 The amount for the year ended 31 December 2024 relates mainly to unrecognised deferred tax assets at the Stillwater and Cooke amounting to R3,847 million. The amount for the year ended 31
December 2023 relates mainly to unrecognised deferred tax assets at Sandouville nickel refinery, Century, Burnstone, Cooke and SGL amounting to R3,775 million
International tax reform - Pillar Two Model Rules exposure
The Organisation for Economic Co-operation and Development (OECD) published the Pillar Two model rules designed to address the tax challenges arising from the digitalisation of the global economy. It is unclear if the Pillar Two model rules will create additional temporary differences, whether it will result in the remeasurement of deferred taxes and which tax rate should be used to measure deferred taxes. The Group applied the temporary exception issued as part of the amendments to IAS 12 Income Taxes to not recognise or disclose information about deferred tax assets and liabilities related to the proposed Pillar Two model rules.
Pillar Two legislation is enacted or substantively enacted in certain jurisdictions where the Group operates, namely, South Africa, Australia,
Barbados, France, Finland, Canada, the United Kingdom and Zimbabwe and was effective in these jurisdictions for the Group’s financial year beginning 1 January 2024 for purposes of the Income Inclusion Rule (IIR) and Qualified Domestic Minimum Top-up Tax (QDMTT). The Group
performed an assessment of the potential exposure arising from Pillar Two legislation for jurisdictions where Pillar Two requirements are effective for the year ended 31 December 2024. Based on the assessment performed by the Group and application of the available transitional safe harbours, there is no impact on mining and income tax for jurisdictions where Pillar Two legislation is effective.
In the remaining jurisdictions where the Group operates, Pillar Two legislation is not yet effective for the year ended 31 December 2024. In Gibraltar
(where the Group owns an insurance cell investment), legislation was prepared and enacted, however, the legislation will only be effective for the
Group’s 2025 financial year. The Group performed an assessment of the potential exposure to Pillar Two income taxes based on the most recent financial information for 2024. Based on the assessment performed, the Pillar Two effective tax rates in all jurisdictions in which the Group operates are above 15%, being the minimum proposed tax rate, or the jurisdiction will meet one of the transitional safe harbours and management is not currently aware of any circumstances under which this might change. Therefore, the Group does not expect a potential significant exposure to
Pillar Two top-up taxes for the remaining jurisdictions where the Group operates, based on the latest information for the year ended 31 December
2024.
8.        Earnings per share
8.1      Basic earnings per share

	Six months ended			Year ended
	Unaudited	Revised - Unaudited	Unaudited	Unaudited	Audited
	Dec 2024	June 2024	Dec 2023	Dec 2024	Dec 2023
Ordinary shares in issue (’000)	2,830,567	2,830,567	2,830,567	2,830,567	2,830,567
Adjustment for weighting of ordinary shares in issue (’000)	—	—	—	—	(39)
Adjusted weighted average number of shares (’000)	2,830,567	2,830,567	2,830,567	2,830,567	2,830,528
Profit/(loss) attributable to owners of Sibanye-Stillwater (SA rand million)	38	(7,335)	(45,195)	(7,297)	(37,772)
Basic earnings per share (EPS) (cents)	1	(259)	(1,597)	(258)	(1,334)
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      40
8.2      Diluted earnings per share
Potential ordinary shares arising from the equity-settled share-based payment scheme resulted in a dilution for the 12 month period ended 31
December 2023. The assumed conversion of the US$ Convertible Bond could potentially dilute basic earnings per share in future, however the bonds were anti-dilutive for the six months ended 30 June 2024, six months ended 31 December 2023 and the six months and year ended 31
December 2024.

	Six months ended			Year ended
	Unaudited	Revised - Unaudited	Unaudited	Unaudited	Audited
	Dec 2024	June 2024	Dec 2023	Dec 2024	Dec 2023
Weighted average number of shares
Adjusted weighted average number of shares (’000)	2,830,567	2,830,567	2,830,567	2,830,567	2,830,528
Potential ordinary shares - equity-settled share plan (’000)	—	—	—	—	39
Diluted weighted average number of shares (’000)	2,830,567	2,830,567	2,830,567	2,830,567	2,830,567
Diluted earnings per share (DEPS) (cents)	1	(259)	(1,597)	(258)	(1,334)
8.3      Headline earnings per share

Figures in million - SA rand unless otherwise stated	Six months ended			Year ended
	Unaudited	Revised - Unaudited	Unaudited	Unaudited	Audited
	Dec 2024	June 2024	Dec 2023	Dec 2024	Dec 2023
Profit/(loss) attributable to owners of Sibanye-Stillwater	38	(7,335)	(45,195)	(7,297)	(37,772)
Gain on disposal of property, plant and equipment	(20)	(35)	(31)	(55)	(105)
Impairments	1,549	7,624	47,445	9,173	47,454
Impairment recognised by equity-accounted investee, net of tax	—	19	1,384	19	1,384
Gain on acquisition	—	—	(898)	—	(898)
Gain on remeasurement of previous interest in Kroondal	—	—	(298)	—	(298)
Foreign exchange movement recycled through profit or loss	29	26	(173)	55	(1,663)
Compensation for losses incurred	(26)	—	—	(26)	—
Taxation effect of remeasurement items	(27)	(25)	(6,341)	(52)	(6,322)
Re-measurement items, attributable to non-controlling interest	—	—	—	—	4
Headline earnings	1,543	274	(4,107)	1,817	1,784
Adjusted weighted average number of shares (’000)	2,830,567	2,830,567	2,830,567	2,830,567	2,830,528
Headline EPS (cents)	55	10	(145)	64	63
8.4      Diluted headline earnings per share

Figures in million - SA rand unless otherwise stated	Six months ended			Year ended
	Unaudited	Revised - Unaudited	Unaudited	Unaudited	Audited
	Dec 2024	June 2024	Dec 2023	Dec 2024	Dec 2023
Headline earnings	1,543	274	(4,107)	1,817	1,784
Diluted weighted average number of shares (’000)	2,830,567	2,830,567	2,830,567	2,830,567	2,830,567
Diluted headline EPS (cents)	55	10	(145)	64	63
9.        Dividends
Dividend policy
The Group’s dividend policy is to return between 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. The Board, consistently considers normalised earnings in determining what value will be distributed to shareholders. The Board believes normalised earnings provides useful information to investors regarding the extent to which results of operations may affect shareholder returns. Normalised earnings is defined as earnings attributable to the owners of Sibanye-
Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments and related compensation, gain/loss on disposal of property, plant and equipment, occupational healthcare expenses, restructuring costs, transactions costs, share-based payment expenses on B-BBEE transactions, gains on acquisitions, net other business development costs, share of results of equity-accounted investees,  all after tax and the impact of non-controlling interest, and changes in the estimated deferred tax rate.
In line with Sibanye-Stillwater’s dividend policy and its Capital Allocation Framework, the Board of Directors resolved not to declare a final dividend for the year ended 31 December 2024.
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      41

Figures in million - SA rand	Six months ended			Year ended
	Unaudited	Revised - Unaudited	Unaudited	Unaudited	Audited
	Dec 2024	June 2024	Dec 2023	Dec 2024	Dec 2023
Profit/(loss) attributable to the owners of Sibanye-Stillwater	38	(7,335)	(45,195)	(7,297)	(37,772)
Adjusted for:
(Gain)/loss on financial instruments	(3,937)	(1,496)	136	(5,433)	(235)
Loss/(gain) on foreign exchange differences	202	13	(123)	215	(1,973)
Gain on disposal of property, plant and equipment	(20)	(35)	(31)	(55)	(105)
Impairments	1,549	7,624	47,445	9,173	47,454
Restructuring costs	250	300	689	550	515
Transaction and project costs	505	346	394	851	474
Occupational healthcare obligation gain	(77)	1	(357)	(76)	(365)
Gain/increase in equity-accounted investment	(1)	(1)	(3)	(2)	(5)
Gain on acquisition	—	—	(898)	—	(898)
Gain on remeasurement of previous interest in Kroondal	—	—	(298)	—	(298)
Provision for community costs post closure	—	24	—	24	—
Cyber security costs	67	—	—	67	—
Change in estimated deferred tax rate	(577)	213	1,467	(364)	726
Share of results of equity-accounted investees after tax	(76)	(136)	1,437	(212)	1,174
Compensation for losses incurred	(26)	—	—	(26)	—
Tax effect of the items adjusted above	32	300	(6,913)	332	(6,664)
Non-controlling interest effect of the items listed above	819	(26)	(284)	793	(276)
Normalised earnings[1]	(1,252)	(208)	(2,534)	(1,460)	1,752
1  Normalised earnings, as defined and reconciled above, is not a measure of performance under IFRS Accounting Standards. As a result, it should not be considered in isolation or as alternatives to any other measure of financial performance presented in accordance with IFRS Accounting Standards
10.      Acquisitions
10.1    Reldan business combination (revised)
Sibanye-Stillwater successfully concluded the acquisition of the Reldan Group of Companies (Reldan) on 15 March 2024 by acquiring 100% of the shares and voting interest. Reldan is a recycling group which reprocesses various waste streams to recycle precious metals and is based in
Pennsylvania, USA. In addition to Reldan's US operations, it has also established a presence in Mexico and India where it has forged strategic joint ventures with local partners. The acquisition complements the Group's US PGM recycling business in Montana and enhances its exposure to the circular economy.
Reldan's financial results were consolidated from the effective date. For the nine and a half months ended 31 December 2024, Reldan contributed revenue of R6,306 million (US$344 million) and a net profit of R47 million (US$2 million) to the Group's results. Reldan's pro forma revenue and net profit would have been R7,353 million (US$423 million) and R24 million (US$1 million), respectively, had the acquisition been effective from 1
January 2024. Total revenue and total net loss of the Group for the year ended 31 December 2024 would have been R113,176 million and R5,733 million had the acquisition been effective from 1 January 2024. In determining these amounts, management assumed that the fair value adjustments that arose on the date of acquisition would be the same if the acquisition occurred on 1 January 2024. The functional currency of
Reldan is the US dollar.
The purchase price allocation (PPA) for the six months ended 30 June 2024 was prepared on a provisional basis in accordance with IFRS 3. During the 12 month measurement period commencing on the acquisition date, management provisionally revised the initial PPA due to new information obtained in accordance with IFRS 3.
Consideration
The fair value of the consideration is as follows:

Figures in million - SA rand
Unaudited
Dec 2024
Consideration paid[1]	2,943
Fair value of NCI put liability[2]	109
Total consideration	3,052
1  Includes transaction-related cost of US$1 million (R23 million) paid by Reldan on behalf of the previous owners. Cash consideration amounted to US$155.9 million (R2,920 million)
2  Relates to an NCI put option in respect of an intermediate Reldan holding company which holds an interest in the Indian joint venture operations, and may require the Group to purchase shares from the non-controlling shareholders of Reldan if exercised by the NCI. The put option can be exercised by the NCI between three and five years at market price
Reldan acquisition related costs
The Group incurred total acquisition related costs of R111 million for the year ended 31 December 2024 (six months ended 31 December 2024: R27 million), six months ended 30 June 2024: R84 million, six months ended 31 December 2023: R74 million) on advisory and legal fees. These costs are recognised as transaction costs in profit or loss during the period in which incurred.
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      42
Identified assets acquired and liabilities assumed
The following table summarises the recognised amounts of assets acquired and liabilities assumed at the acquisition date:

Figures in million - SA rand
		Unaudited
	Note	Dec 2024
Property, plant and equipment[2]		542
Intangible assets[2]		1,397
Right-of-use assets[1]		3
Equity-accounted investments[2]		269
Inventories[2]		1,503
Trade and other receivables[1]		163
Cash and cash equivalents[1,3,4]		230
Lease liabilities[1]		(3)
Other payables[1,3]		(956)
Borrowings[2]	11	(84)
Deferred revenue[1]		(120)
Trade and other payables[1,3]		(175)
Fair value of identifiable net assets acquired[2]		2,769
1  Carrying value approximates fair value, except as detailed in footnote 2 below
2  Fair value of assets and liabilities for which the carrying value does not approximate fair value, excluding those not within the IFRS 3 measurement scope, were determined as follows:
•The fair value of property, plant and equipment was determined based on market prices for similar items and where relevant, the fair value was determined using the depreciated replacement cost method
•The fair value of intangible assets was determined based on the relief-from-royalty method which considers the discounted estimated royalty payments that are avoided as a result of ownership as well as an income approach (multi-period excess earnings method) which considers the present value of future net cash flows to value the vendor relationships
•The fair value of equity-accounted investments was determined based on an income approach which considers the discounted expected future cash flows of the investment
•The fair value of inventories was based on an assessment of net realisable value
•The fair value of borrowings was determined based on a market-related discount rate
3  Cash and cash equivalents , Other payables and Trade and other payables, previously amounting to R71 million, R733 million and R104 million at 30 June 2024, respectively, were revised based on new information obtained in accordance with IFRS 3
4  The transaction results in net cash paid of R2,690 million based on cash and cash equivalents acquired of R230 million and cash consideration paid of R2,920 million
Goodwill
Goodwill arising from the business combination is as follows:

Figures in million - SA rand
Unaudited
Dec 2024
Consideration	3,052
Fair value of identifiable net assets acquired	(2,769)
Goodwill[1,2,3]	283
1  The goodwill is attributable to the human capital and the premium paid for the synergies and benefits expected to be derived from enhancing the Group's recycling business across the US,
Mexico and India
2  US tax legislation requires the purchase consideration to be allocated in order to determine future tax deduction. An amount of R1,092 million (US$58 million) is estimated to be deductible for tax purposes in the future
3  Goodwill, previously amounting to R148 million at 30 June 2024, was revised based on new information obtained in accordance with IFRS 3. The net adjustments based on the new information obtained resulted in additional goodwill
11.      Borrowings and derivative financial instrument

Figures in million - SA rand	Six months ended			Year ended
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Dec 2024	June 2024	Dec 2023	Dec 2024	Dec 2023
Borrowings	41,687	37,316	36,618	41,687	36,618
Derivative financial instrument[1]	—	—	3,810	—	3,810
Balance at the end of the period	41,687	37,316	40,428	41,687	40,428
Current portion of borrowings and derivative financial instrument	(552)	(4,716)	(15,482)	(552)	(15,482)
Non-current portion of borrowings and derivative financial instrument	41,135	32,600	24,946	41,135	24,946
1  On 28 May 2024, approval was obtained from shareholders for the US$ Convertible Bond to be convertible in future  into ordinary shares of Sibanye-Stillwater at the option of the holders. The share conversion start date was 28 June 2024, with the last day that cash conversion could be requested being 26 June 2024. The derivative financial instrument was transferred to equity on 26
June 2024 as a result of the removal of the cash conversion option (see condensed consolidated statement of changes in equity). The fair value gain on the derivative financial instrument for the six months ended 30 June 2024 amounted to R1,733 million (six months ended 31 December 2023: loss of R2,136 million) (see note 4)
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      43
Borrowings

Figures in million - SA rand		Six months ended			Year ended
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Notes	Dec 2024	June 2024	Dec 2023	Dec 2024	Dec 2023
Balance at beginning of the period		37,316	36,618	25,312	36,618	22,728
Borrowings acquired on acquisition of subsidiaries	10	—	84	3	84	6
Loans raised		6,983	1,295	11,758	8,278	12,758
US$ Convertible bond		—	—	7,455	—	7,455
R6.5 billion RCF		1,000	—	—	1,000	—
R5.5 billion RCF		—	—	4,000	—	5,000
Keliber facility		5,618	—	—	5,618	—
Other borrowings		365	1,295	303	1,660	303
Loans repaid		(2,571)	(764)	(315)	(3,335)	(1,323)
R6.5 billion RCF		(2,000)	—	—	(2,000)	—
R5.5 billion RCF		—	—	—	—	(1,000)
Other borrowings		(571)	(764)	(315)	(1,335)	(323)
Unwinding of loans recognised at amortised cost	3	355	333	204	688	359
Accrued interest	3	975	971	617	1,946	1,192
Accrued interest paid		(993)	(954)	(577)	(1,947)	(1,175)
2026 and 2029 Notes		(466)	(466)	(468)	(932)	(951)
R6.5 billion, R5.5 billion, US$1 billion and US$600 million RCFs		(313)	(288)	(103)	(601)	(218)
US$ Convertible bond		(189)	(196)	—	(385)	—
Other borrowings		(25)	(4)	(6)	(29)	(6)
Gain on the revised cash flow of the Burnstone Debt	4	(1,053)	—	(32)	(1,053)	(32)
Borrowing costs capitalised		64	—	—	64	—
Loss/(gain) on foreign exchange differences and foreign currency translation		611	(267)	(352)	344	2,105
Balance at end of the period		41,687	37,316	36,618	41,687	36,618
Borrowings and facilities consist of:

Figures in million - SA rand
	Unaudited	Unaudited	Audited
	Dec 2024	June 2024	Dec 2023
US$1 billion RCF[1]	—	—	—
R6.5 billion RCF[2,3]	3,000	—	—
R5.5 billion RCF[2]	—	4,000	4,000
US$ Convertible Bond	7,921	7,627	7,538
2026 and 2029 Notes	22,354	21,916	22,042
Burnstone Debt[3]	2,260	3,109	2,991
Keliber facility[4]	5,724	—	—
Other borrowings[5]	428	664	47
Borrowings	41,687	37,316	36,618
Current portion of borrowings	(552)	(4,716)	(11,672)
Non-current borrowings	41,135	32,600	24,946
1   The facility is undrawn at 31 December 2024 and at the date of this report
2   On 16 August 2024 a new R6 billion RCF, including an option for Sibanye-Stillwater to increase the RCF by a further R1 billion later during the term through inclusion of additional lenders, was executed and refinanced the R5.5 billion RCF. The new facility has substantially similar terms to the R5.5 billion RCF, and has a maturity tenor of three years, including an option to extend the facility tenor through two further one-year extensions, subject to the approval of the lenders. The facility is linked to the JIBAR with the interest rate margin based on a sliding scale between 2.2%
and 2.8% dependent on Sibanye-Stillwater's net debt to adjusted EBITDA ratio. During H2 2024, the Group executed an increase of R500 million on the new facility
3   The R6.5 billion RCF is affected by the IBOR reform amendments to IFRS Accounting Standards, which came into effect on 1 January 2021. The R6.5 billion RCF is linked to the JIBAR for the foreseeable future and will transition to a new interest rate prior to the date on which the JIBAR will no longer be available for use. At 31 December 2024, there is no significant impact on the
Group as a result of IBOR reform in respect of the R6.5 billion RCF and the Group will assess any potential impact when the facility is transitioned to a new rate in the future. The Burnstone debt was transitioned from US LIBOR to a term Secured Overnight Financing Rate (SOFR) during March 2024, which is consistent with the Group's US$1 billion RCF. Management performed an assessment and concluded that the transition to the term SOFR did not materially impact the Group's results
4  The Group executed a EUR500 million green loan financing facility for the Keliber project (Keliber facility), through its subsidiary Keliber Technology Oy on 22 August 2024. The facility secures funding for the capital expenditure required for the construction and development of the Group's lithium mining, processing and refining facilities in Finland. The Keliber facility is a distinctive credit facility, comprising a bank financed EUR250 million Export Credit Agency guaranteed tranche, a EUR150 million tranche provided by the European Investment Bank and a EUR100 million syndicated commercial bank tranche with seven international commercial banks participating. The Keliber facility repayment profile is tied to the Keliber project's projected cash flows, with ultimate maturities of seven to eight years and is linked to the Euro Interbank Offered Rate (EURIBOR) with a competitive margin. Borrowing costs amounting to R64 million was capitalised for the year and six months ended 31 December 2024
5  Other borrowings consist mainly of overnight facilities, working capital and overdraft borrowings facilities at Keliber, Sandouville, Century and Reldan
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      44
11.1    Capital management
Debt maturity
The following are contractually due, undiscounted cash flows resulting from maturities of borrowings, including interest payments:

Figures in million - SA rand
	Total	Within one year	Between one and two years	Between two and three years	Between three and five years	After five years
31 December 2024
- Capital
R6.5 billion RCF	3,000	—	—	3,000	—	—
2026 and 2029 Notes	22,512	—	12,663	—	9,849	—
US$ Convertible Bond[1]	9,380	—	—	—	9,380	—
Burnstone Debt	146	—	—	—	—	146
Keliber facility	5,858	—	—	422	2,314	3,122
Other borrowings	442	335	12	13	28	54
- Interest	17,407	1,930	1,880	1,317	1,680	10,600
1   The Convertible Bond and associated derivative financial instrument was considered repayable within twelve months and classified as current at 31 December 2023, prior to obtaining shareholder approval on 28 May 2024 to convert into shares in future at the option of the bondholders. Subsequent to the shareholder approval obtained, the US$ Convertible Bond is convertible into new and/or existing Sibanye-Stillwater ordinary shares and classified as non-current as maturity is not within twelve months
Net debt to adjusted EBITDA

Figures in million - SA rand	Rolling 12 months
	Unaudited	Revised - Unaudited	Audited
	Dec 2024	June 2024	Dec 2023
Adjusted borrowings[1]	39,426	34,207	37,437
Adjusted cash and cash equivalents[2]	16,002	15,519	25,519
Net debt[3]	23,424	18,688	11,918
Adjusted EBITDA[4]	13,088	13,057	20,556
Net debt to adjusted EBITDA (ratio)[5]	1.79	1.43	0.58
1  Borrowings are only those borrowings that have recourse to Sibanye-Stillwater. Borrowings, therefore, exclude the Burnstone Debt and include the derivative financial instrument until it was derecognised on 26 June 2024
2  Cash and cash equivalents exclude cash of Burnstone
3  Net debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater and, therefore, exclude the
Burnstone Debt and include the derivative financial instrument until it was derecognised on 26 June 2024. Net cash excludes cash of Burnstone
4  The adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) calculation is based on the definitions included in the facility agreements for compliance with the debt covenant formula, except for the impact of new accounting standards and acquisitions, project finance subsidiaries (Burnstone) and acquisitions, where the facility agreements allow the results from the acquired operations to be annualised. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA as defined and reconciled below, is not a measure of performance under IFRS Accounting Standards and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity
5  Net debt to adjusted EBITDA ratio is a pro forma performance measure and is defined as net debt as of the end of a reporting period divided by adjusted EBITDA of the 12 months ended on the same reporting date. Net debt to adjusted EBITDA is not a measure of performance under IFRS Accounting Standards. As a result, it should not be considered in isolation or as alternatives to any other measure of financial performance presented in accordance with IFRS Accounting Standards
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      45
Reconciliation of profit before royalties, carbon tax and tax to adjusted EBITDA

Figures in million - SA rand	Six months ended			Year ended
	Unaudited	Revised - Unaudited	Unaudited	Unaudited	Audited
	Dec 2024	June 2024	Dec 2023	Dec 2024	Dec 2023
Profit/(loss) before royalties, carbon tax and tax	1,915	(5,584)	(49,977)	(3,669)	(38,794)
Adjusted for:
Amortisation and depreciation	4,676	4,134	5,281	8,810	10,012
Interest income	(588)	(749)	(651)	(1,337)	(1,369)
Finance expense	2,279	2,292	1,615	4,571	3,299
Share-based payments	114	137	70	251	113
(Gain)/loss on financial instruments	(3,937)	(1,496)	136	(5,433)	(235)
Loss/(gain) on foreign exchange differences	202	13	(123)	215	(1,973)
Share of results of equity-accounted investees after tax	(76)	(136)	1,437	(212)	1,174
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	209	238	(45)	447	(45)
Gain on disposal of property, plant and equipment	(20)	(35)	(31)	(55)	(105)
Impairments	1,549	7,624	47,445	9,173	47,454
Gain on remeasurement of previous interest in Kroondal	—	—	(298)	—	(298)
Onerous contract provision	(493)	(324)	1,865	(817)	1,865
Gain on acquisition	—	—	(898)	—	(898)
Restructuring costs	250	300	689	550	515
Transaction and project costs	505	346	394	851	474
Lease payments	(108)	(136)	(140)	(244)	(263)
Occupational healthcare obligation (gain)/expense	(77)	1	(357)	(76)	(365)
Compensation for losses incurred	(26)	—	—	(26)	—
Provision for community costs post closure	—	24	—	24	—
Cyber security costs	67	—	—	67	—
Gain/increase in equity-accounted investment	(1)	(1)	(3)	(2)	(5)
Adjusted EBITDA	6,440	6,648	6,409	13,088	20,556
12.        Environmental rehabilitation obligation and other provisions
The following table summarises the environmental rehabilitation obligation and other provisions of the Group:

Figures in million - SA rand
	Unaudited	Unaudited	Audited
	Dec 2024	June 2024	Dec 2023
Environmental rehabilitation obligation[1]	11,805	11,808	11,355
Other provisions[2]	444	1,629	1,982
Balance at the end of the period	12,249	13,437	13,337
Current portion of environmental rehabilitation obligation and other provisions[3]	(327)	(724)	(832)
Non-current portion of environmental rehabilitation obligation and other provisions	11,922	12,713	12,505
1  Environmental rehabilitation obligation amounting to R451 million at 31 December 2024 was classified as liabilities associated with assets held for sale (see note 16)
2  Includes an onerous supply contract provision relating to the raw material used in the Sandouville nickel refinery's production amounting to R121 million at 31 December 2024 (30 June 2024:
R1,512 million, 31 December 2023: R1,865 million). The provision decreased due to the realisation of onerous contract losses provided for (see note 5.2). Included in the movement for the year and six months ended 31 December 2024 is a cash payment made towards settlement of the onerous supply contract, amounting to R665 million. At 31 December 2024, the balance also includes additional provisions raised for onerous contracts in respect of the Sandouville nickel refinery's production process, amounting to R205 million (see note 5.1)
3  The current portion relates to the onerous contract provision at each period end
13.      Cash-settled share-based payment obligations
The following table summarises the share-based payment obligations of the Group:

Figures in million - SA rand
	Unaudited	Unaudited	Audited
	Dec 2024	June 2024	Dec 2023
Cash-settled share-based payment — Rustenburg operation B-BBEE transaction[1]	1,286	2,297	2,466
Cash-settled share-based payment — Marikana B-BBEE transaction[2]	241	459	415
Cash-settled share-based payment — Employee incentive scheme	280	316	269
Balance at the end of the period	1,807	3,072	3,150
Current portion of cash-settled share-based payment obligations	(121)	(151)	(432)
Non-current portion of cash-settled share-based payment obligations	1,686	2,921	2,718
1  Included in the movement is a fair value gain of R649 million recognised for the year ended 31 December 2024 (2023: gain of R346 million) (gain of R1,011 million and loss of R362 million for the six months ended 31 December 2024 and six months ended 30 June 2024, respectively), and payments made of R530 million for the year ended 31 December 2024, paid during the six months ended 30 June 2024 (R300 million for the year ended 31 December 2023). The fair value gain is recognised in total gain/loss on financial instruments (see note 4)
2  The movement is mainly due to a fair value gain of R165 million recognised for the year ended 31 December 2024 (2023: gain of R1,243 million) (gain of R227 million and loss of R62 million recognised for the six months ended 31 December 2024 and 30 June 2024, respectively), and payments made of R9 million for the year ended 31 December 2024, during the six months ended
30 June 2024 (R74 million for the year ended 31 December 2023). The fair value gain is recognised in total gain/loss on financial instruments (see note 4)
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      46
14.      Other payables

Figures in million - SA rand
	Unaudited	Unaudited	Audited
	Dec 2024	June 2024	Dec 2023
Contingent consideration (related to the Kroondal acquisition)[1]	—	1,245	1,570
Deferred consideration (related to Pandora acquisition)	—	—	44
Marikana dividend obligation[2]	730	1,627	1,626
Keliber dividend obligation[2]	388	1,159	1,147
Metals borrowings liability[3]	855	932	—
NCI put liability	109	107	—
Gold and zinc hedge derivative liability	494	252	173
Other non-current payables	873	852	862
Other payables	3,449	6,174	5,422
Current portion of other payables	(1,634)	(2,636)	(2,015)
Non-current other payables	1,815	3,538	3,407
1  Included in the movement is a non-cash settlement amounting to R883 million in respect of an agreement to offset payments with sales proceeds
2  At 31 December 2024, the fair values (level 3) of the Marikana dividend obligation and the Keliber dividend obligation amounted to R559 million (30 June 2024: R1,335 million, 31 December 2023:
R1,257 million) and R532 million (30 June 2024: R1,541 million, 31 December 2023: R1,434 million), respectively. The fair values were calculated by applying a market-related discount rate to expected future cash flows available for dividends
3  This liability was recognised as part of the Group's acquisition of Reldan (see note 10.1) and relates to precious metals that are borrowed and repaid under a consignment arrangement with a financial institution. The precious metals traded are gold, silver, platinum and palladium, and transactions with the lender are recorded at the daily market prices on the day the metals are traded. Settlement of transactions is usually within two to three business days after the trade date. The liability is measured at fair value according to the market borrowing position, with fair value movements recognised in profit or loss
15.      Deferred revenue

Figures in million - SA rand
	Unaudited	Unaudited	Audited
	Dec 2024	June 2024	Dec 2023
Wheaton stream	6,164	6,316	6,327
Gold prepay[1]	1,626	—	—
Chrome prepay[2]	733	—	—
Century deferred proceeds	—	303	305
Reldan deferred proceeds	120	90	—
Total deferred revenue at the end of the period	8,643	6,709	6,632
Current portion of deferred revenue	(1,660)	(394)	(305)
Non-current portion of deferred revenue	6,983	6,315	6,327
1  On 21 August 2024, Sibanye-Stillwater, through its subsidiary Sibanye Gold Proprietary Limited, concluded a gold prepayment arrangement whereby the Group received a cash prepayment of
R1,793 million in exchange for delivery of 1,497 kilograms of gold in equal monthly tranches (1,851 ounces per month) from October 2024 to November 2026. The revenue from the prepayment will be recognised in equal parts on delivery of the gold. The gold price delivered under the prepayment is hedged with a cap price of R1,736,000 per kilogram and a floor price of R1,350,000 per kilogram. Sibanye-Stillwater receives, and recognises, the difference between the floor price and the spot price (subject to a maximum of the cap price) on delivery of the gold. Deferred revenue amounting to R234 million was recognised as revenue for the year and six months ended 31 December 2024
2  On 1 December 2024, Sibanye-Stillwater, through its subsidiary Sibanye Rustenburg Platinum Mines Proprietary Limited, commenced a chrome prepayment arrangement whereby the Group received a cash prepayment of US$50 million (R905 million) for delivery of chrome concentrate. The delivery will be made monthly of minimum 40,000 tonnes (up to a maximum of 70,000 tonnes)
of chrome concentrate until the prepaid amount (including interest) is settled in full. The prepayment is amortised over an estimated period of six months in accordance with the chrome price per tonne stipulated in the agreement. Deferred revenue amounting to R172 million was recognised as revenue for the year and six months ended 31 December 2024
16.      Assets and associated liabilities classified as held for sale
During the six months ended 31 December 2024, the Group agreed to sell the Beatrix 4 shaft which forms part of the Beatrix gold operations and includes the Beisa uranium project, to Neo Energy Metals Plc. (Neo Energy). The transaction will allow the Beisa project to be developed by Neo
Energy, while Sibanye-Stillwater will retain exposure to future uranium production. The Beatrix 4 shaft was placed on care and maintenance by
Sibanye-Stillwater in 2023 primarily due to declining gold reserves and a depressed uranium price, which has subsequently recovered. The transaction includes total consideration of R500 million, comprising R250 million cash and R250 million in newly issued shares in Neo Energy
(equalling approximately 40% shareholding in Neo Energy at the time of signing the sale agreement). The transaction was subject to certain outstanding conditions precedent at the reporting date, however the assets and liabilities associated with the transaction were classified as held for sale in accordance with the requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Neo Energy will assume responsibility for all Beatrix 4 shaft rehabilitation and environmental liabilities, which amounts to a carrying value of R451 million at 31 December
2024. Property, plant and equipment of R30 million relating to the Beatrix 4 shaft disposal, which is measured at the lower of its carrying value and fair value less cost to sell, is included in assets held for sale at 31 December 2024. At 31 December 2024, other assets classified as assets held for sale amount to R40 million.
17.      Fair value of financial assets and financial liabilities, and risk management
17.1    Measurement of fair value
The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
•Level 1: unadjusted quoted prices in active markets for identical assets or liabilities
•Level 2: inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      47
The following table sets out the Group’s significant financial instruments measured at fair value by level within the fair value hierarchy:

Figures in million - SA rand
	Unaudited			Restated			Restated
	Dec 2024			June 2024			Dec 2023
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets measured at fair value
Environmental rehabilitation obligation funds[1]	—	3,750	—	—	3,390	—	—	3,212	—
Trade receivables — PGM concentrate sales[2]	—	965	—	—	3,267	—	—	3,407	—
Trade receivables — Zinc provisional price sales[2]	—	356	—	—	229	—	—	108	—
Other investments[3]	1,517	504	1,151	1,369	502	1,162	1,241	411	1,233
Financial liabilities measured at fair value
Gold hedge contracts[4]	—	282	—	—	195	—	—	140	—
Zinc hedge contracts[4]	—	208	—	—	57	—	—	33	—
Contingent consideration[5]	—	—	—	—	—	1,245	—	—	1,570
Derivative financial instrument[6]	—	—	—	—	—	—	—	3,810	—
Metals borrowings liability[7]	855	—	—	932	—	—	—	—	—
1  Environmental rehabilitation obligation funds presented in the condensed consolidated statement of financial position, comprise a fixed income portfolio of bonds, rehabilitation policies, investment in a cell captive as well as fixed and notice deposits. The environmental rehabilitation obligation funds, not measured at amortised cost, are stated at fair value based on the nature of the fund’s investments. For investments measured at fair value classified as level 2, the fair value is determined through valuation techniques that include inputs other than quoted prices in level 1 that are observable for the asset, either directly or indirectly. The valuation techniques applied make reference to the net asset value of the underlying assets in the relevant policy or cell captive, adjusted for any entity-specific risk. These underlying assets comprise predominantly money-market and similar highly liquid investments for which the carrying values approximate fair value
    Based on the observability of the inputs used in valuing the investments relating to the Group's environmental rehabilitation obligation funds, management identified that classification as level 2 is more appropriate, since investments held do not have unadjusted quoted prices. Of these investments, R2,505 million at 30 June 2024 and R2,365 million at 31 December 2023 previously classified as level 1 are now classified as level 2. In addition, the table above previously included investments categorised as level 1 of R2,831 million at 30 June 2024 and R2,715 million at 31
December 2023, which are measured at amortised cost and have carrying values approximating fair values. These investments have now been excluded since fair value hierarchy disclosure is not required for  investments measured at amortised cost
2 The fair value for trade receivables measured at fair value through profit or loss are determined based on ruling market prices, volatilities and interest rates
3  The fair values of listed investments are based on the quoted prices available from the relevant stock exchanges. The carrying amounts of other short-term investment products with short maturity dates approximate fair value. The fair values of non-listed investments are determined through valuation techniques that include inputs that are not based on observable market data. These inputs include price/book ratios as well as marketability and minority shareholding discounts which are impacted by the size of the shareholding. The level 3 balance consists primarily of an investment in Verkor, which is valued based on an income valuation approach, which indicates the value of Verkor based on its expected future cash flows. The difference between other investments in the statement of financial position and the table above, relates to investments measured at amortised cost, with carrying amounts that approximate fair values
    Based on the observability of the inputs used in valuing other investments, management identified that classification as level 2 is more appropriate for certain investments amounting to R502 million at 30 June 2024 and R411 million at 31 December 2023, since some investments held do not have unadjusted quoted prices, although reference is made to observable inputs in the valuations. These investments were previously classified as level 1
4  The fair value of the gold hedge is determined using a Monte Carlo simulation model based on market forward prices, volatilities and interest rates. The fair value of the zinc hedge is determined by using a Monte Carlo simulation model based on historical zinc market spot and forward prices, volatilities and interest rates and the relevant foreign exchange forward curve data
5  The fair value of the contingent consideration relating to the Kroondal acquisition was derived from discounted cash flow models. These models used several key assumptions, including estimates of future production volumes, PGM basket prices, operating costs, capital expenditure and a market related discount rate
6  The fair value of derivative financial instruments was estimated based on ruling market prices, volatilities, interest rates and option pricing methodologies based on observable quoted inputs
7  The fair value of the metals borrowing liability at the reporting date was calculated based on the spot prices of the relevant metals owed to the financial institution
The table below summarises the movement in financial assets and financial liabilities classified as level 3 in the table above:

Figures in million - SA rand	Six months ended			Year ended
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Dec 2024	June 2024	Dec 2023	Dec 2024	Dec 2023
Financial assets measured at fair value
Balance at the beginning of the period	1,162	1,233	960	1,233	855
Fair value movement recognised in profit or loss	(11)	(102)	5	(113)	108
Fair value movement recognised in other comprehensive income	—	31	(38)	31	(59)
Additions	—	—	308	—	323
Foreign currency translation	—	—	(2)	—	6
Balance at the end of the period	1,151	1,162	1,233	1,151	1,233

Financial liabilities measured at fair value
Balance at the beginning of the period	1,245	1,570	—	1,570	—
Initial recognition	—	—	1,433	—	1,433
Fair value movement recognised in profit or loss	(270)	(126)	137	(396)	137
Payments made	(975)	(199)	—	(1,174)	—
Balance at the end of the period	—	1,245	1,570	—	1,570
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      48
Fair value of financial instruments
The table below shows the fair value and carrying amount of financial instruments where the carrying amount does not approximate fair value:

Figures in million - SA rand
		Fair Value
	Carrying value	Level 1	Level 2	Level 3
31 December 2024 (Unaudited)
2026 and 2029 Notes[1]	22,354	20,327	—	—
Burnstone Debt[2]	2,260	—	—	2,235
US$ Convertible Bond[3]	7,921	8,734	—	—
Total	32,535	29,061	—	2,235
30 June 2024 (Unaudited)
2026 and 2029 Notes[1]	21,916	19,283	—	—
Burnstone Debt[2]	3,109	—	—	2,901
US$ Convertible Bond[3]	7,627	9,847	—	—
Total	32,652	29,130	—	2,901
31 December 2023 (Audited)
2026 and 2029 Notes[1]	22,042	18,494	—	—
Burnstone Debt[2]	2,991	—	—	2,509
US$ Convertible Bond[3]	7,538	—	7,471	—
Total	32,571	18,494	7,471	2,509
1  The fair value is based on the quoted market prices of the notes
2  The fair value of the Burnstone Debt has been derived from discounted cash flow models. These models use several key assumptions, including estimates of future sales volumes, gold prices, operating costs, capital expenditure and discount rate. The Burnstone long-term gold price at 31 December 2024 was R1,189,493/kg (30 June 2024 and 31 December 2023 was R1,012,625/kg)
and the discount rate applied was 9.55% (30 June 2024: 10.01% and 31 December 2023: 10.74%). The fair value estimate is sensitive to changes in the key assumptions, for example, increases in the market related discount rate would decrease the fair value if all other inputs remain unchanged. The extent of the fair value changes would depend on how inputs change in relation to each other
3  The fair value at 31 December 2024 represents the quoted price of the US$ Convertible Bond. The fair value of the amortised cost component amounts to R8,231 million (level 2) at 31 December
2024 (30 June 2024: R7,818 million) and is calculated by deducting the fair value of the share conversion option from the quoted price. Following the transfer of the derivative component to equity (see note 11), it is no longer remeasured to fair value through profit or loss. The fair value at 31 December 2023 represents the fair value of the amortised cost component, which was calculated based on the quoted price of the instrument after separating the fair value of the derivative component
17.2    Risk management activities
Liquidity risk: working capital and going concern assessment
For the year ended 31 December 2024, the Group realised a loss of R5,710 million (31 December 2023: R37,430 million). As at 31 December 2024 the Group’s current assets exceeded its current liabilities by R27,554 million (31 December 2023: R25,415 million) and the Group’s total assets exceeded its total liabilities by R48,289 million (31 December 2023: R51,607 million). During the year ended 31 December 2024 the Group generated net cash from operating activities of R10,113 million (31 December 2023: R7,095 million).
The Group has committed undrawn debt facilities of R26,743 million at 31 December 2024 (31 December 2023: R20,755 million) and cash balances of R16,049 million (31 December 2023: R25,560 million). The Group concluded the financing of the Keliber project on 20 August 2024 and the refinancing of its R5.5 billion RCF on 16 August 2024. The R5.5 billion RCF was upsized to a R6 billion facility with a R1 billion accordion of which R0.5 billion was executed in December 2024. This R6.5 billion RCF matures in August 2027 with two optional one-year extensions. During August 2024 and
December 2024 respectively, the Group entered into two prepay transactions where the Group received a R1.8 billion prepayment from a financial institution in exchange for delivering gold in equal monthly deliveries and the Group received R905 million (US$50 million) in exchange for delivering chrome concentrate (see note 15). The Group’s leverage ratio (net debt to adjusted EBITDA) as at 31 December 2024 was 1.79:1 (31
December 2023 was 0.58:1) and its interest coverage ratio (adjusted EBITDA to net finance charges/(income)) was 11:1 (31 December 2023 was
66:1). Both considerably better than the uplifted maximum permitted leverage ratio of at most 3.5:1 and minimum required interest coverage ratio of 3.0:1, calculated on a quarterly basis, required under the US$1 billion RCF, the R6.5 billion RCF and the Keliber Facility. The maximum permitted leverage ratio up to 30 June 2025 is 3.5:1, up to 31 December 2025 3.0:1 and thereafter 2.5:1. The maximum required interest coverage ratio up to
30 June 2025 is 3.0:1, up to 31 December 2025 3.5:1 and 4.0:1 thereafter. At the date of approving these condensed consolidated financial statements for issue, the US$1 billion RCF is undrawn and R3 billion of the R6.5 billion RCF were undrawn. The Group is also at an advance stage to complete the US$500 million streaming agreement with Franco-Nevada (Barbados) Corporation, a wholly-owned subsidiary of Franco-Nevada
Corporation (Franco-Nevada) in exchange for the sale of gold and platinum streams with reference to the Marikana, Kroondal, and Rustenburg operations. There were no significant events which had a significant negative impact on the Group’s strong liquidity position.
Notwithstanding the exceptionally strong liquidity position, severe unforeseen events could negatively impact the production outlook and deteriorate the Group’s forecasted liquidity position and may require the Group to further increase operational flexibility by adjusting mine plans and reducing capital expenditure. The Group may also consider options to further increase funding flexibility through streaming facilities and prepayment facilities. If other options are not deemed preferable or achievable by the Board, the Group may consider an equity capital raise.
During past adversity, management has successfully implemented similar actions.
Management believes that the cash forecasted to be generated by operations, cash on hand, the committed unutilised debt facilities as well as additional funding opportunities will enable the Group to continue to meet its obligations as they fall due for a period of at least eighteen months after the reporting date. The condensed consolidated financial statements for the year ended 31 December 2024 have therefore been prepared on a going concern basis.
18.      Section 45X Advance Manufacturing Production Credit
The Inflation Reduction Act (IRA) in the US is a comprehensive legislative package aimed at addressing various economic challenges, primarily focusing on reducing inflation, enhancing economic stability, and providing financial relief to households and businesses. The IRA includes several tax credits to encourage the production and sale of energy components within the US, with one such credit being S45X Advanced Manufacturing
Production (“AMP”) credit.
To claim the Section 45X credit, eligible components must be produced within the US or a US territory. Section 45X(c)(6) includes four critical minerals applicable to the Stillwater operations, being platinum, palladium, rhodium, and nickel. The final IRA and S45X regulations published during October 2024 allow for the inclusion of extraction costs so long as the entity performing the extraction is the same entity purifying the eligible critical minerals. Platinum, palladium and rhodium are refined by Stillwater and purified by an external third party.
Stillwater evaluated the impact of the above in respect of platinum, palladium and rhodium, with the assistance of external advisors, and concluded that the Stillwater operations is eligible for the Section 45X Advanced Manufacturing Production Credit for critical minerals produced in the US and sold to unrelated third parties. Due to the fact that Stillwater outsources the purification of platinum, palladium and rhodium to an unrelated third party, the contract manufacturing rules apply, which requires that, in order to claim the credit utilising the final regulations issued in
October 2024, Stillwater must enter into an agreement with the third party that identifies Stillwater as the sole party that may claim the credit and both the third party and Stillwater signs a certification statement reflecting this agreement.
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      49
For any applicable critical mineral, the credit amount is equal to 10 percent of the costs incurred by the taxpayer with respect to production of such mineral. The estimated credits relating to the 31 December 2023 and 31 December 2024 financial years amounts to approximately US$120 million and US$90 million, respectively. Stillwater is at an advance stage of agreeing the required agreement with the third party and therefore the estimated credits were not recognised in these condensed consolidated financial statements.
Other provisions of section 45X generally expires through credit phaseouts, however, critical mineral production is specifically exempted from those rules. As such the Section 45X credit for critical minerals can be considered permanent until any changes in legislation occur.
19.      Contingent liabilities/assets
19.1    Notice from Appian Capital to commence legal proceedings
On 26 October 2021, Sibanye-Stillwater entered into share purchase agreements (the Atlantic Nickel SPA and the MVV SPA, respectively (together, the SPAs)) to acquire the Santa Rita nickel mine and Serrote copper mine (together, the Assets) from affiliates of Appian Capital Advisory LLP
(Appian). On 9 November 2021, a geotechnical event occurred at the Santa Rita Mine. After becoming aware of the geotechnical event,
Sibanye-Stillwater assessed the event and its effect and concluded that the event was and was reasonably expected to be material and adverse to the business, financial condition, results of operations, the properties, assets, liabilities or operations of the Santa Rita Mine. Sibanye-Stillwater therefore considered that a condition to closing under the Atlantic Nickel SPA – namely, that no material adverse effect had occurred since the date of the SPA – had not been satisfied. Accordingly, Sibanye-Stillwater gave notice of termination of the Atlantic Nickel SPA on 24 January 2022.
As the MVV SPA was conditional on the closing of the Atlantic Nickel SPA, Sibanye-Stillwater also gave notice of termination of the MVV SPA on the same day.
On 3 February 2022, Appian sent a letter to Sibanye-Stillwater indicating that it was terminating the SPAs by reason of Sibanye-Stillwater’s wrongful repudiation and/or renunciation of the SPAs. On 16 February 2022, Appian served a claim notice to Sibanye-Stillwater, and, on 27 May 2022, it initiated legal proceedings before the High Court of England and Wales (the Court).
The first phase of the proceedings related to whether the geotechnical event was, or could reasonably be expected to be, material and adverse
(the Liability Trial). In a judgment handed down on 10 October 2024, the Court ruled that the geotechnical event was not, and was not reasonably expected to be, material and adverse, such that Sibanye-Stillwater was not entitled to terminate the SPAs. However, the Court dismissed Appian's claim of wilful misconduct, ruling that the management of Sibanye-Stillwater genuinely believed that it was entitled to terminate the SPAs in what they perceived as the best interests of Sibanye-Stillwater.
The second phase of the proceedings is scheduled to proceed to a trial in November 2025 (the Quantum Trial), at which the Court will determine the damages (if any) that Sibanye-Stillwater may be required to pay to Appian. The parties disagree as to how Appian's recoverable losses should be calculated. The basis for calculating damages will largely depend on the Court's view as to the appropriate date on which to value the Assets and the correct basis on which to calculate interest. The appropriate date for valuing the Assets will depend on the Court's view as to whether and, if so, when Appian could have sold the Assets at a fair price to an alternative buyer. That valuation date will, in turn, inform the appropriate basis for valuing the Assets. This is a matter for expert evidence, the process for which is ongoing at the reporting date. However, relevant factors for valuing the Assets are likely to include whether, and to what extent, various offers received by Appian for the Assets (including, in respect of
MVV, the SPA entered into between Appian and Baiyin in November 2024), and other factors such as commodity price volatility, should be taken into account. The appropriate basis on which to calculate interest will depend on the Court's view as to the principal amount on which Appian may claim interest, and the appropriate interest rate to be applied. This will also be the subject of expert evidence.
Based on the parties' current pleaded cases and depending on the valuation methodology adopted, Appian's recoverable loss (including interest) may be between US$nil and US$522 million. This is subject to any amendments to the parties' pleadings between the reporting date and the Quantum Trial, as well as further evidence, including expert valuation reports, to be exchanged between the parties ahead of the Quantum
Trial.
It is not possible to assign probabilities to the possible loss scenarios as at the reporting date and there is currently no single most likely outcome.
Since the range of potential outcomes is wide and the actual outcome can be materially different to any current estimate, management concluded that the potential obligation, if any, cannot be reliably measured at the reporting date. Judgment on the Quantum Trial is expected to follow in Q1 2026.
20.      Events after the reporting period
The following events occurred after 31 December 2024 up to the date on which the condensed consolidated financial statements for the six months and year ended 31 December 2024 were authorised for issue:
20.1    Franco-Nevada Stream
On 19 December 2024 Sibanye-Stillwater entered into a US$500 million streaming agreement with Franco-Nevada in exchange for the sale of gold and platinum streams with reference to its Marikana, Kroondal, and Rustenburg operations (the Stream). At 31 December 2024, there were certain conditions precedent outstanding for the transaction to become effective and the Group is at an advance stage to close these.
Under the Stream, Sibanye-Stillwater will receive US$500 million upfront cash payment in exchange for the future delivery of gold ounces (oz) equal to 1.1% of 4E PGM oz contained in concentrate produced until delivery of 87,500 oz of gold, then 0.75% of 4E PGM oz contained in concentrate produced until the delivery of 237,000 oz of gold. After the delivery of 237,000 oz of gold, 80% of the gold contained in the concentrate for the remaining life of mine will be delivered. Platinum oz equal to 1.0% of platinum contained in concentrate produced will be delivered up to 48,000 oz of platinum, then 2.1% of platinum contained in concentrate produced until a total delivery of 294,000 oz of platinum, whereafter the platinum stream will end.
Sibanye-Stillwater will receive a production payment equal to 5% per ounce of the spot gold price on the date of delivery until the delivery of
237,000 oz of gold, which will increase to 10% of the spot gold price thereafter. A production payment equal to 5% of the spot platinum price on the date of delivery will also be paid by Franco-Nevada until the end of the platinum stream. The production payment may change depending on certain scenarios. Sibanye-Stillwater may elect to substitute platinum required to be delivered by delivering gold ounces and vice versa.
The Stream will be accounted for under IFRS 15 Revenue from Contracts with Customers, similar to the Wheaton stream.
20.2    Kroondal merger
On 31 January 2025, the Group entered into an amalgamation transaction, whereby the assets of Kroondal Operations Proprietary Limited
(Kroondal) were transferred to Sibanye Rustenburg Platinum Mines Proprietary Limited (SRPM) in exchange for SRPM assuming the liabilities of
Kroondal.
Since 26% of SRPM is held by broad-based black economic empowerment (B-BBEE) parties through a special purpose vehicle under the
Rustenburg B-BBEE structure, the transfer of Kroondal’s net assets to SRPM resulted in a value increase for the relevant B-BBEE parties. In order to fund the additional value attributable to the B-BBEE parties, Sibanye Platinum Proprietary Limited, being the holding company of SRPM, subscribed for new class B preference shares in the  special purpose vehicle at a nominal subscription price of R100. Until the payment of a capped preference dividend of R350 million, the lesser of 85% of any dividends paid by SRPM and R175 million will be paid as preference dividends by the special purpose vehicle, whereafter the preference shares will be fully redeemed. The capped preference dividend of R350 million increases annually based on an agreed rate.
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      50
Other than the change to the B-BBEE structure described above, the amalgamation transaction will not impact the consolidated carrying values of the assets and liabilities held by the Group.
20.3    Glencore chrome arrangement
On 18 February 2025 Sibanye-Stillwater concluded a strategic enhancement to a historical Marikana contract (Marikana Contract) and a new chrome management agreement (CMA) with the Glencore Merafe Venture (GM Venture), which will optimise value from future chrome production for all parties.
Sibanye-Stillwater currently partners with various third parties, including the GM Venture, to recover and market chrome ore produced by its SA
PGM operations. Chrome is an important by-product of PGM production, and the SA PGM operations are collectively a significant global chrome ore producer.
The historical contractual terms governing the Marikana Contract offered limited commercial value for Sibanye-Stillwater and was restrictive regarding future growth and value creation opportunities for the Marikana operation. The enhanced Marikana Contract provides for the accelerated completion of the delivery of the required chrome volumes which will expedite the close out of this legacy agreement concluded between Lonmin and the GM Venture. This, together with the new CMA will allow greater exposure to increased future chrome production volumes and chrome prices and realisation of significant value for Sibanye-Stillwater.
The majority of the chrome recovery plants (CRPs) at Sibanye-Stillwater’s SA PGM operations will be solely and exclusively operated by Glencore once the conditions precedent to the CMA have been satisfied, enabling both parties to leverage synergies and increase chrome output. The IFRS
Accounting Standards implications are in the process of being assessed.
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      51
21.        Segment reporting
Figures are in millions

		For the six months ended 31 Dec 2024 (Unaudited)								For the six months ended 30 Jun 2024 (Revised - unaudited)								For the six months ended 31 Dec 2023 (Unaudited)
	Notes	GROUP	AMERICAS	SOUTHERN AFRICA			EUROPE	AUSTRALIA	GROUP	GROUP	AMERICAS	SOUTHERN AFRICA			EUROPE		GROUP	GROUP	AMERICAS	SOUTHERN AFRICA			EUROPE	AUSTRALIA	GROUP
SA rand		Total	Total US operations	Total SA operations	Total SA PGM	Total SA gold	Total EU operations	Total AUS operations	Corporate[1]	Total	Total US operations	Total SA operations	Total SA PGM	Total SA gold	Total EU operations	Total AUS operations	Corporate[1]	Total	Total US PGM	Total SA operations	Total SA PGM	Total SA gold	Total EU operations	Total AUS operations	Corporate[1]
Revenue		56,925	12,261	40,873	24,608	16,265	1,099	2,679	13	55,204	10,826	41,529	26,649	14,880	1,685	1,304	(140)	53,116	10,903	39,125	25,243	13,882	1,347	1,745	(4)
Underground		38,887	4,357	34,517	23,184	11,333	—	—	13	39,980	4,850	35,270	25,130	10,140	—	—	(140)	38,685	5,277	33,412	23,776	9,636	—	—	(4)
Surface		9,035	—	6,356	1,424	4,932	—	2,679	—	7,563	—	6,259	1,519	4,740	—	1,304	—	7,458	—	5,713	1,467	4,246	—	1,745	—
Recycling/processing		9,003	7,904	—	—	—	1,099	—	—	7,661	5,976	—	—	—	1,685	—	—	6,973	5,626	—	—	—	1,347	—	—
Cost of sales, before amortisation and depreciation		(48,337)	(12,187)	(32,954)	(21,340)	(11,614)	(1,470)	(1,726)	—	(48,061)	(10,941)	(33,606)	(21,623)	(11,983)	(1,914)	(1,600)	—	(44,818)	(10,904)	(30,509)	(18,566)	(11,943)	(2,000)	(1,405)	—
Underground		(33,349)	(4,727)	(28,622)	(20,328)	(8,294)	—	—	—	(34,435)	(5,121)	(29,314)	(20,666)	(8,648)	—	—	—	(31,851)	(5,514)	(26,337)	(17,573)	(8,764)	—	—	—
Surface		(6,058)	—	(4,332)	(1,012)	(3,320)	—	(1,726)	—	(5,892)	—	(4,292)	(957)	(3,335)	—	(1,600)	—	(5,577)	—	(4,172)	(993)	(3,179)	—	(1,405)	—
Recycling/processing		(8,930)	(7,460)	—	—	—	(1,470)	—	—	(7,734)	(5,820)	—	—	—	(1,914)	—	—	(7,390)	(5,390)	—	—	—	(2,000)	—	—
Amortisation and depreciation		(4,676)	(1,004)	(3,587)	(1,947)	(1,640)	(22)	(61)	(2)	(4,134)	(1,101)	(2,960)	(1,700)	(1,260)	(16)	(57)	—	(5,281)	(1,837)	(2,845)	(1,606)	(1,239)	(109)	(490)	—
Interest income		588	93	460	223	237	31	1	3	749	220	506	245	261	22	1	—	651	100	494	199	295	52	2	3
Finance expense		(2,279)	(895)	(1,014)	(331)	(683)	(95)	(117)	(158)	(2,292)	(896)	(934)	(280)	(654)	(109)	(185)	(168)	(1,615)	(603)	(762)	(305)	(457)	(48)	(64)	(138)
Share-based payments		(114)	(12)	(84)	(45)	(39)	(5)	(2)	(11)	(137)	(23)	(94)	(54)	(40)	(8)	(3)	(9)	(70)	(27)	(49)	(16)	(33)	11	—	(5)
Gain/(loss) on financial instruments	4	3,937	20	3,320	2,580	740	788	(190)	(1)	1,496	1,849	(192)	(239)	47	(16)	(79)	(66)	(136)	(2,136)	2,361	2,458	(97)	(248)	(114)	1
(Loss)/gain on foreign exchange differences		(202)	4	(125)	(68)	(57)	(62)	14	(33)	(13)	(7)	51	15	36	(35)	(2)	(20)	123	(3)	141	100	41	(11)	(20)	16
Share of results of equity-accounted investees after tax		76	(2)	83	(52)	135	—	—	(5)	136	(5)	147	(45)	192	—	—	(6)	(1,437)	—	(1,431)	(1,585)	154	—	—	(6)
Other costs	5.1	(2,971)	(256)	(2,326)	(941)	(1,385)	(363)	124	(150)	(1,751)	(58)	(1,144)	(318)	(826)	(126)	(361)	(62)	(4,114)	(34)	(1,974)	(974)	(1,000)	(2,047)	(108)	49
Other income	5.2	1,175	45	209	107	102	704	163	54	1,455	818	243	95	148	326	50	18	846	11	738	497	241	52	42	3
Gain/(loss) on disposal of property, plant and equipment		20	(37)	57	22	35	—	—	—	35	(3)	38	11	27	—	—	—	31	(46)	77	33	44	—	—	—
(Impairments)/reversal of impairments	6	(1,549)	(1,325)	106	(1)	107	(221)	(109)	—	(7,624)	(7,499)	(123)	(123)	—	—	(2)	—	(47,445)	(38,919)	(3,236)	(505)	(2,731)	(1,607)	(3,683)	—
Gain on acquisition		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	898	—	898	898	—	—	—	—
Occupational healthcare gain/(loss)		77	—	77	—	77	—	—	—	(1)	—	(1)	—	(1)	—	—	—	357	—	357	—	357	—	—	—
Restructuring costs		(250)	(124)	(126)	(47)	(79)	—	—	—	(300)	(2)	(298)	(224)	(74)	—	—	—	(689)	(41)	(648)	(336)	(312)	—	—	—
Transaction costs		(505)	(213)	—	(1)	1	(152)	—	(140)	(346)	—	—	1	(1)	(41)	(21)	(284)	(394)	(29)	—	—	—	—	—	(365)
Royalties and carbon tax		(303)	—	(153)	(93)	(60)	—	(150)	—	(242)	—	(176)	(119)	(57)	—	(66)	—	(459)	—	(380)	(326)	(54)	—	(79)	—
Mining and income tax		(321)	(26)	(272)	(275)	3	—	—	(23)	(1,175)	(35)	(1,149)	(822)	(327)	4	—	5	5,220	6,794	(1,537)	(1,090)	(447)	(4)	(1)	(32)
Current taxation		(907)	(206)	(692)	(651)	(41)	—	—	(9)	(511)	60	(569)	(595)	26	—	—	(2)	(788)	353	(1,045)	(921)	(124)	(64)	(1)	(31)
Deferred taxation		586	180	420	376	44	—	—	(14)	(664)	(95)	(580)	(227)	(353)	4	—	7	6,008	6,441	(492)	(169)	(323)	60	—	(1)
Profit/(loss) for the period		1,291	(3,658)	4,544	2,399	2,145	232	626	(453)	(7,001)	(6,857)	1,837	1,469	368	(228)	(1,021)	(732)	(45,216)	(36,771)	820	4,119	(3,299)	(4,612)	(4,175)	(478)
Sustaining capital expenditure		(2,609)	(239)	(2,153)	(1,637)	(516)	(66)	(151)	—	(1,880)	(394)	(1,344)	(929)	(415)	(107)	(35)	—	(3,708)	(1,395)	(2,088)	(1,271)	(817)	(153)	(72)	—
Ore reserve development		(3,430)	(701)	(2,729)	(1,297)	(1,432)	—	—	—	(3,799)	(1,219)	(2,580)	(1,175)	(1,405)	—	—	—	(4,369)	(1,863)	(2,506)	(1,207)	(1,299)	—	—	—
Growth projects		(4,920)	(157)	(1,229)	(363)	(866)	(3,533)	1	(2)	(5,902)	(134)	(3,063)	(444)	(2,619)	(2,688)	(17)	—	(3,394)	(371)	(1,821)	(597)	(1,224)	(1,199)	(3)	—
Total capital expenditure		(10,959)	(1,097)	(6,111)	(3,297)	(2,814)	(3,599)	(150)	(2)	(11,581)	(1,747)	(6,987)	(2,548)	(4,439)	(2,795)	(52)	—	(11,471)	(3,629)	(6,415)	(3,075)	(3,340)	(1,352)	(75)	—
			note 21.1				note 21.2				note 21.1				note 21.2				note 21.1				note 21.2
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      52

	For the six months ended 31 Dec 2024 (Unaudited)								For the six months ended 30 Jun 2024 (Unaudited)								For the six months ended 31 Dec 2023 (Unaudited)
	GROUP	AMERICAS	SOUTHERN AFRICA			EUROPE	AUSTRALIA	GROUP	GROUP	AMERICAS	SOUTHERN AFRICA			EUROPE		GROUP	GROUP	AMERICAS	SOUTHERN AFRICA			EUROPE	AUSTRALIA	GROUP
US dollars[2]	Total	Total US operations	Total SA operations	Total SA PGM	Total SA gold	Total EU operations	Total AUS operations	Cor-porate[1]	Total	Total US operations	Total SA operations	Total SA PGM	Total SA gold	Total EU operations	Total AUS operations	Cor-porate[1]	Total	Total US PGM	Total SA operations	Total SA PGM	Total SA gold	Total EU operations	Total AUS operations	Cor-porate[1]
Revenue	3,172	679	2,284	1,375	909	62	147	—	2,949	579	2,217	1,424	793	90	70	(7)	2,846	584	2,097	1,352	745	72	94	(1)
Underground	2,168	241	1,927	1,295	632	—	—	—	2,137	260	1,884	1,343	541	—	—	(7)	2,071	283	1,789	1,273	516	—	—	(1)
Surface	504	—	357	80	277	—	147	—	403	—	333	81	252	—	70	—	402	—	308	79	229	—	94	—
Recycling/processing	500	438	—	—	—	62	—	—	409	319	—	—	—	90	—	—	373	301	—	—	—	72	—	—
Cost of sales, before amortisation and depreciation	(2,695)	(679)	(1,836)	(1,189)	(647)	(83)	(97)	—	(2,567)	(585)	(1,795)	(1,155)	(640)	(102)	(85)	—	(2,405)	(587)	(1,636)	(997)	(639)	(107)	(75)	—
Underground	(1,860)	(265)	(1,595)	(1,133)	(462)	—	—	—	(1,840)	(274)	(1,566)	(1,104)	(462)	—	—	—	(1,713)	(299)	(1,414)	(944)	(470)	—	—	—
Surface	(338)	—	(241)	(56)	(185)	—	(97)	—	(314)	—	(229)	(51)	(178)	—	(85)	—	(297)	—	(222)	(53)	(169)	—	(75)	—
Recycling/processing	(497)	(414)	—	—	—	(83)	—	—	(413)	(311)	—	—	—	(102)	—	—	(395)	(288)	—	—	—	(107)	—	—
Amortisation and depreciation	(260)	(55)	(201)	(110)	(91)	(1)	(3)	—	(221)	(59)	(158)	(91)	(67)	(1)	(3)	—	(284)	(99)	(153)	(86)	(67)	(6)	(26)	—
Interest income	33	5	26	13	13	2	—	—	40	12	27	13	14	1	—	—	35	6	26	11	15	3	—	—
Finance expense	(128)	(50)	(57)	(18)	(39)	(5)	(7)	(9)	(122)	(48)	(49)	(15)	(34)	(6)	(10)	(9)	(87)	(33)	(41)	(18)	(23)	(3)	(3)	(7)
Share-based payments	(7)	(1)	(5)	(2)	(3)	—	—	(1)	(7)	(1)	(6)	(5)	(1)	—	—	—	(4)	(1)	(4)	(4)	—	1	—	—
Gain/(loss) on financial instruments	217	3	182	141	41	43	(11)	—	80	99	(10)	(12)	2	(1)	(4)	(4)	(7)	(116)	130	134	(4)	(14)	(6)	(1)
(Loss)/gain on foreign exchange differences	(11)	—	(6)	(3)	(3)	(4)	1	(2)	(1)	—	1	(1)	2	(1)	—	(1)	5	—	6	4	2	(1)	(1)	1
Share of results of equity-accounted investees after tax	5	—	6	(2)	8	—	—	(1)	7	—	7	(3)	10	—	—	—	(78)	—	(78)	(86)	8	—	—	—
Other costs	(164)	(14)	(126)	(50)	(76)	(21)	6	(9)	(94)	(3)	(63)	(19)	(44)	(6)	(19)	(3)	(222)	(2)	(106)	(52)	(54)	(111)	(6)	3
Other income	66	3	11	5	6	40	9	3	78	44	13	5	8	17	3	1	46	1	41	28	13	2	2	—
Gain/(loss) on disposal of property, plant and equipment	1	(2)	3	1	2	—	—	—	2	—	2	1	1	—	—	—	2	(2)	4	1	3	—	—	—
(Impairments)/reversal of impairments	(94)	(81)	5	(1)	6	(12)	(6)	—	(407)	(401)	(6)	(6)	—	—	—	—	(2,576)	(2,113)	(176)	(27)	(149)	(87)	(200)	—
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	49	—	49	49	—	—	—	—
Occupational healthcare obligation gain	4	—	4	—	4	—	—	—	—	—	—	—	—	—	—	—	20	—	20	—	20	—	—	—
Restructuring costs	(14)	(7)	(7)	(2)	(5)	—	—	—	(16)	—	(16)	(12)	(4)	—	—	—	(38)	(2)	(36)	(18)	(18)	—	—	—
Transaction costs	(28)	(11)	—	—	—	(9)	—	(8)	(18)	—	—	—	—	(2)	(1)	(15)	(22)	(1)	—	—	—	—	—	(21)
Royalties and carbon tax	(17)	—	(9)	(6)	(3)	—	(8)	—	(13)	—	(9)	(6)	(3)	—	(4)	—	(24)	—	(20)	(18)	(2)	—	(4)	—
Mining and income tax	(19)	(2)	(16)	(16)	—	—	—	(1)	(62)	(2)	(60)	(42)	(18)	—	—	—	285	370	(83)	(58)	(25)	—	—	(2)
Current taxation	(50)	(11)	(38)	(36)	(2)	—	—	(1)	(27)	3	(30)	(31)	1	—	—	—	(42)	20	(57)	(50)	(7)	(3)	—	(2)
Deferred taxation	31	9	22	20	2	—	—	—	(35)	(5)	(30)	(11)	(19)	—	—	—	327	350	(26)	(8)	(18)	3	—	—
Profit/(loss) for the period	61	(212)	258	136	122	12	31	(28)	(372)	(365)	95	76	19	(11)	(53)	(38)	(2,459)	(1,995)	40	215	(175)	(251)	(225)	(28)
Sustaining capital expenditure	(141)	(14)	(116)	(89)	(27)	(3)	(8)	—	(102)	(21)	(73)	(50)	(23)	(6)	(2)	—	(201)	(75)	(114)	(70)	(44)	(8)	(4)	—
Ore reserve development	(191)	(40)	(151)	(72)	(79)	—	—	—	(204)	(65)	(139)	(63)	(76)	—	—	—	(234)	(100)	(134)	(64)	(70)	—	—	—
Growth projects	(275)	(9)	(70)	(20)	(50)	(196)	—	—	(316)	(7)	(164)	(24)	(140)	(144)	(1)	—	(181)	(20)	(97)	(32)	(65)	(64)	—	—
Total capital expenditure	(607)	(63)	(337)	(181)	(156)	(199)	(8)	—	(622)	(93)	(376)	(137)	(239)	(150)	(3)	—	(616)	(195)	(345)	(166)	(179)	(72)	(4)	—
		note 21.1				note 21.2				note 21.1				note 21.2				note 21.1				note 21.2
1Group corporate includes the Wheaton Stream transaction and mainly includes corporate transaction and finance costs
2The average exchange rate for the six months ended 31 December 2024 was R17.92/US$, six months ended 30 June 2024 was R18.72/US$ and six months ended 31 December 2023 was R18.62/US$
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      53
Figures are in millions

		For the year ended 31 Dec 2024 (Unaudited)								For the year ended 31 Dec 2023 (Audited)
	Notes	GROUP	AMERICAS	SOUTHERN AFRICA			EUROPE	AUSTRALIA	GROUP	GROUP	AMERICAS	SOUTHERN AFRICA			EUROPE	AUSTRALIA	GROUP
SA rand		Total	Total US operations	Total SA operations	Total SA PGM	Total SA gold	Total EU operations	Total AUS operations	Corporate[1]	Total	Total US PGM	Total SA operations	Total SA PGM	Total SA gold	Total EU operations	Total AUS operations	Corporate[1]
Revenue		112,129	23,087	82,402	51,257	31,145	2,784	3,983	(127)	113,684	23,812	84,736	55,593	29,143	3,024	2,251	(139)
Underground		78,867	9,207	69,787	48,314	21,473	—	—	(127)	83,612	10,494	73,257	52,375	20,882	—	—	(139)
Surface		16,598	—	12,615	2,943	9,672	—	3,983	—	13,730	—	11,479	3,218	8,261	—	2,251	—
Recycling/processing		16,664	13,880	—	—	—	2,784	—	—	16,342	13,318	—	—	—	3,024	—	—
Cost of sales, before amortisation and depreciation		(96,398)	(23,128)	(66,560)	(42,963)	(23,597)	(3,384)	(3,326)	—	(89,756)	(22,391)	(60,780)	(36,699)	(24,081)	(4,329)	(2,256)	—
Underground		(67,784)	(9,848)	(57,936)	(40,994)	(16,942)	—	—	—	(62,482)	(9,680)	(52,802)	(34,819)	(17,983)	—	—	—
Surface		(11,950)	—	(8,624)	(1,969)	(6,655)	—	(3,326)	—	(10,234)	—	(7,978)	(1,880)	(6,098)	—	(2,256)	—
Recycling/processing		(16,664)	(13,280)	—	—	—	(3,384)	—	—	(17,040)	(12,711)	—	—	—	(4,329)	—	—
Amortisation and depreciation		(8,810)	(2,105)	(6,547)	(3,647)	(2,900)	(38)	(118)	(2)	(10,012)	(3,390)	(5,357)	(2,975)	(2,382)	(206)	(1,059)	—
Interest income		1,337	313	966	468	498	53	2	3	1,369	213	1,089	478	611	53	10	4
Finance expense		(4,571)	(1,791)	(1,948)	(611)	(1,337)	(204)	(302)	(326)	(3,299)	(1,134)	(1,603)	(706)	(897)	(67)	(184)	(311)
Share-based payments		(251)	(35)	(178)	(99)	(79)	(13)	(5)	(20)	(113)	(39)	(71)	(18)	(53)	6	—	(9)
Gain/(loss)on financial instruments	4	5,433	1,869	3,128	2,341	787	772	(269)	(67)	235	(2,064)	1,938	1,957	(19)	(168)	515	14
(Loss)/gain on foreign exchange differences		(215)	(3)	(74)	(53)	(21)	(97)	12	(53)	1,973	12	1,920	1,894	26	55	(39)	25
Share of results of equity-accounted investees after tax		212	(7)	230	(97)	327	—	—	(11)	(1,174)	—	(1,156)	(1,471)	315	—	—	(18)
Other costs	5.1	(4,722)	(314)	(3,470)	(1,259)	(2,211)	(489)	(237)	(212)	(5,858)	(108)	(3,411)	(1,441)	(1,970)	(2,096)	(223)	(20)
Other income	5.2	2,630	863	452	202	250	1,030	213	72	1,232	12	1,071	571	500	102	42	5
Gain/(loss) on disposal of property, plant and equipment		55	(40)	95	33	62	—	—	—	105	(45)	150	79	71	—	—	—
(Impairments)/reversal of impairments	6	(9,173)	(8,824)	(17)	(124)	107	(221)	(111)	—	(47,454)	(38,919)	(3,239)	(506)	(2,733)	(1,607)	(3,689)	—
Gain on acquisition		—	—	—	—	—	—	—	—	898	—	898	898	—	—	—	—
Occupational healthcare obligation gain		76	—	76	—	76	—	—	—	365	—	365	—	365	—	—	—
Restructuring costs		(550)	(126)	(424)	(271)	(153)	—	—	—	(515)	(41)	(474)	(351)	(123)	—	—	—
Transaction and project costs		(851)	(213)	—	—	—	(193)	(21)	(424)	(474)	(27)	—	—	—	—	(2)	(445)
Royalties and carbon tax		(545)	—	(329)	(212)	(117)	—	(216)	—	(1,052)	—	(921)	(805)	(116)	—	(131)	—
Mining and income tax		(1,496)	(61)	(1,421)	(1,097)	(324)	4	—	(18)	2,416	7,612	(5,116)	(4,152)	(964)	(44)	(2)	(34)
Current taxation		(1,418)	(146)	(1,261)	(1,246)	(15)	—	—	(11)	(3,178)	343	(3,408)	(3,081)	(327)	(80)	(2)	(31)
Deferred taxation		(78)	85	(160)	149	(309)	4	—	(7)	5,594	7,269	(1,708)	(1,071)	(637)	36	—	(3)
(Loss)/profit for the year		(5,710)	(10,515)	6,381	3,868	2,513	4	(395)	(1,185)	(37,430)	(36,497)	10,039	12,346	(2,307)	(5,277)	(4,767)	(928)
Sustaining capital expenditure		(4,489)	(633)	(3,497)	(2,566)	(931)	(173)	(186)	—	(6,056)	(2,180)	(3,514)	(2,057)	(1,457)	(248)	(114)	—
Ore reserve development		(7,229)	(1,920)	(5,309)	(2,472)	(2,837)	—	—	—	(9,137)	(3,889)	(5,248)	(2,551)	(2,697)	—	—	—
Growth projects		(10,822)	(291)	(4,292)	(807)	(3,485)	(6,221)	(16)	(2)	(6,886)	(774)	(3,591)	(1,038)	(2,553)	(2,470)	(51)	—
Total capital expenditure		(22,540)	(2,844)	(13,098)	(5,845)	(7,253)	(6,394)	(202)	(2)	(22,079)	(6,843)	(12,353)	(5,646)	(6,707)	(2,718)	(165)	—
			note 21.1				note 21.2				note 21.1				note 21.2
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      54
Figures are in millions

	For the year ended 31 Dec 2024 (Unaudited)								For the year ended 31 Dec 2023 (Unaudited)
	GROUP	AMERICAS	SOUTHERN AFRICA			EUROPE	AUSTRALIA	GROUP	GROUP	AMERICAS	SOUTHERN AFRICA			EUROPE	AUSTRALIA	GROUP
US dollars[2]	Total	Total US operations	Total SA operations	Total SA PGM	Total SA gold	Total EU operations	Total AUS operations	Corporate[1]	Total	Total US PGM	Total SA operations	Total SA PGM	Total SA gold	Total EU operations	Total AUS operations	Corporate[1]
Revenue	6,121	1,258	4,501	2,799	1,702	152	217	(7)	6,172	1,292	4,602	3,019	1,583	164	122	(8)
Underground	4,305	501	3,811	2,638	1,173	—	—	(7)	4,539	569	3,978	2,844	1,134	—	—	(8)
Surface	907	—	690	161	529	—	217	—	746	—	624	175	449	—	122	—
Recycling/processing	909	757	—	—	—	152	—	—	887	723	—	—	—	164	—	—
Cost of sales, before amortisation and depreciation	(5,262)	(1,264)	(3,631)	(2,344)	(1,287)	(185)	(182)	—	(4,873)	(1,218)	(3,298)	(1,992)	(1,306)	(235)	(122)	—
Underground	(3,700)	(539)	(3,161)	(2,237)	(924)	—	—	—	(3,394)	(528)	(2,866)	(1,890)	(976)	—	—	—
Surface	(652)	—	(470)	(107)	(363)	—	(182)	—	(554)	—	(432)	(102)	(330)	—	(122)	—
Recycling/processing	(910)	(725)	—	—	—	(185)	—	—	(925)	(690)	—	—	—	(235)	—	—
Amortisation and depreciation	(481)	(114)	(359)	(201)	(158)	(2)	(6)	—	(544)	(184)	(292)	(162)	(130)	(11)	(57)	—
Interest income	73	17	53	26	27	3	—	—	74	12	59	26	33	3	—	—
Finance expense	(250)	(98)	(106)	(33)	(73)	(11)	(17)	(18)	(179)	(62)	(86)	(38)	(48)	(4)	(10)	(17)
Share-based payments	(14)	(2)	(11)	(7)	(4)	—	—	(1)	(6)	(2)	(5)	(3)	(2)	1	—	—
Gain/(loss) on financial instruments	297	102	172	129	43	42	(15)	(4)	13	(112)	106	106	—	(10)	28	1
(Loss)/gain on foreign exchange differences	(12)	—	(5)	(4)	(1)	(5)	1	(3)	107	1	104	103	1	3	(2)	1
Share of results of equity-accounted investees after tax	12	—	13	(5)	18	—	—	(1)	(64)	—	(63)	(80)	17	—	—	(1)
Other costs	(258)	(17)	(189)	(69)	(120)	(27)	(13)	(12)	(318)	(6)	(185)	(79)	(106)	(114)	(12)	(1)
Other income	144	47	24	10	14	57	12	4	67	1	59	32	27	5	2	—
Gain/(loss) on disposal of property, plant and equipment	3	(2)	5	2	3	—	—	—	6	(2)	8	4	4	—	—	—
(Impairments)/reversal of impairments	(501)	(482)	(1)	(7)	6	(12)	(6)	—	(2,576)	(2,113)	(176)	(27)	(149)	(87)	(200)	—
Gain on acquisition	—	—	—	—	—	—	—	—	49	—	49	49	—	—	—	—
Occupational healthcare obligation gain	4	—	4	—	4	—	—	—	20	—	20	—	20	—	—	—
Restructuring costs	(30)	(7)	(23)	(14)	(9)	—	—	—	(28)	(2)	(26)	(19)	(7)	—	—	—
Transaction and project costs	(46)	(11)	—	—	—	(11)	(1)	(23)	(26)	(1)	—	—	—	—	—	(25)
Royalties and carbon tax	(30)	—	(18)	(12)	(6)	—	(12)	—	(57)	—	(50)	(45)	(5)	—	(7)	—
Mining and income tax	(81)	(4)	(76)	(58)	(18)	—	—	(1)	131	414	(279)	(226)	(53)	(2)	—	(2)
Current taxation	(77)	(8)	(68)	(67)	(1)	—	—	(1)	(173)	19	(186)	(168)	(18)	(4)	—	(2)
Deferred taxation	(4)	4	(8)	9	(17)	—	—	—	304	395	(93)	(58)	(35)	2	—	—
(Loss)/profit for the year	(311)	(577)	353	212	141	1	(22)	(66)	(2,032)	(1,982)	547	668	(121)	(287)	(258)	(52)
Sustaining capital expenditure	(243)	(35)	(189)	(139)	(50)	(9)	(10)	—	(329)	(118)	(192)	(113)	(79)	(13)	(6)	—
Ore reserve development	(395)	(105)	(290)	(135)	(155)	—	—	—	(496)	(211)	(285)	(138)	(147)	—	—	—
Growth projects	(591)	(16)	(234)	(44)	(190)	(340)	(1)	—	(373)	(42)	(194)	(56)	(138)	(134)	(3)	—
Total capital expenditure	(1,229)	(156)	(713)	(318)	(395)	(349)	(11)	—	(1,198)	(371)	(671)	(307)	(364)	(147)	(9)	—
		note 21.1				note 21.2				note 21.1				note 21.2
1Group corporate includes the Wheaton Stream transaction and mainly includes corporate transaction and finance costs
2The average exchange rate for the year ended 31 December 2024 was R18.32/US$ and the year ended 31 December 2023 was R18.42/US$
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      55
21.1    US PGM and total SA operations
Figures in million

For the six months ended 31 Dec 2024 (Unaudited)
		US PGM OPERATIONS				SA OPERATIONS
SA rand	Total US operations	Total US PGM	Underground	Recycling	Reldan operations	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and re- conciling items[1]
Revenue	12,261	8,221	4,357	3,864	4,040	40,873	24,608	9,540	12,628	1,755	685	1,557	(1,557)	16,265	4,835	3,589	2,783	833	3,802	423
Underground	4,357	4,357	4,357	—	—	34,517	23,184	8,556	12,628	1,755	245	1,557	(1,557)	11,333	4,830	3,303	2,777	—	—	423
Surface	—	—	—	—	—	6,356	1,424	984	—	—	440	—	—	4,932	5	286	6	833	3,802	—
Recycling/processing	7,904	3,864	—	3,864	4,040	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation[2]	(12,187)	(8,412)	(4,727)	(3,685)	(3,775)	(32,954)	(21,340)	(8,419)	(11,005)	(1,479)	(437)	(1,223)	1,223	(11,614)	(3,358)	(3,057)	(2,128)	(747)	(2,324)	—
Underground	(4,727)	(4,727)	(4,727)	—	—	(28,622)	(20,328)	(7,748)	(11,005)	(1,479)	(96)	(1,223)	1,223	(8,294)	(3,358)	(2,815)	(2,121)	—	—	—
Surface	—	—	—	—	—	(4,332)	(1,012)	(671)	—	—	(341)	—	—	(3,320)	—	(242)	(7)	(747)	(2,324)	—
Recycling/processing	(7,460)	(3,685)	—	(3,685)	(3,775)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation and depreciation	(1,004)	(904)	(901)	(3)	(100)	(3,587)	(1,947)	(610)	(1,020)	(256)	(23)	(184)	146	(1,640)	(722)	(473)	(219)	—	(214)	(12)
Interest income	93	86	86	—	7	460	223	36	111	54	13	4	5	237	41	41	23	14	124	(6)
Finance expense	(895)	(876)	(876)	—	(19)	(1,014)	(331)	(1,517)	(214)	(65)	—	(25)	1,490	(683)	(127)	(154)	(93)	(66)	(38)	(205)
Share-based payments	(12)	(12)	(12)	—	—	(84)	(45)	(16)	(19)	(9)	(1)	—	—	(39)	(8)	(5)	(3)	—	(14)	(9)
Gain/(loss) on financial instruments	20	—	—	—	20	3,320	2,580	13,153	1,255	6	—	—	(11,834)	740	9	11	6	30	9	675
Gain/(loss) on foreign exchange differences	4	2	2	—	2	(125)	(68)	32	(21)	(64)	5	(46)	26	(57)	—	—	—	—	—	(57)
Share of results of equity-accounted investees after tax	(2)	—	—	—	(2)	83	(52)	—	—	—	—	—	(52)	135	—	—	—	—	—	135
Other costs[3]	(256)	(253)	(253)	—	(3)	(2,326)	(941)	(42)	(555)	(199)	(140)	(5)	—	(1,385)	(42)	(118)	(20)	(764)	(12)	(429)
Other income	45	45	45	—	—	209	107	1	81	1	—	1	23	102	2	—	13	—	—	87
(Loss)/gain on disposal of property, plant and equipment	(37)	(37)	(37)	—	—	57	22	10	12	1	—	(1)	—	35	13	12	8	—	—	2
(Impairments)/reversal of impairments	(1,325)	(1,325)	(1,325)	—	—	106	(1)	—	—	20	—	—	(21)	107	—	—	—	—	—	107
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare obligation gain	—	—	—	—	—	77	—	—	—	—	—	—	—	77	—	—	—	—	—	77
Restructuring costs	(124)	(124)	(124)	—	—	(126)	(47)	(21)	(17)	(7)	—	—	(2)	(79)	(14)	(1)	(10)	(2)	—	(52)
Transaction costs	(213)	(26)	(26)	—	(187)	—	(1)	—	—	—	—	—	(1)	1	—	—	—	—	—	1
Royalties and carbon tax	—	—	—	—	—	(153)	(93)	(28)	(60)	(4)	—	(68)	67	(60)	(24)	(18)	(43)	(3)	—	28
Mining and income tax	(26)	(23)	—	—	(3)	(272)	(275)	(611)	(45)	392	(28)	(62)	79	3	(47)	(80)	48	—	(345)	427
Current taxation	(206)	(102)			(104)	(692)	(651)	(383)	(229)	(10)	(25)	—	(4)	(41)	(1)	(1)	(1)	—	(23)	(15)
Deferred taxation	180	79			101	420	376	(228)	184	402	(3)	(62)	83	44	(46)	(79)	49	—	(322)	442
(Loss)/profit for the period	(3,658)	(3,638)			(20)	4,544	2,399	11,508	1,131	146	74	(52)	(10,408)	2,145	558	(253)	365	(705)	988	1,192
Sustaining capital expenditure	(239)	(232)	(220)	(12)	(7)	(2,153)	(1,637)	(556)	(736)	(314)	(31)	(256)	256	(516)	(202)	(141)	(56)	—	(117)	—
Ore reserve development	(701)	(701)	(701)	—	—	(2,729)	(1,297)	(383)	(914)	—	—	—	—	(1,432)	(844)	(487)	(101)	—	—	—
Growth projects	(157)	(157)	(157)	—	—	(1,229)	(363)	(22)	(330)	—	(3)	—	(8)	(866)	—	—	—	—	(796)	(70)
Total capital expenditure	(1,097)	(1,090)	(1,078)	(12)	(7)	(6,111)	(3,297)	(961)	(1,980)	(314)	(34)	(256)	248	(2,814)	(1,046)	(628)	(157)	—	(913)	(70)
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      56

For the six months ended 31 Dec 2024 (Unaudited)
		US PGM OPERATIONS				SA OPERATIONS
US dollars[4]	Total US operations	Total US PGM	Underground	Recycling	Reldan operations	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and re- conciling items[1]
Revenue	679	456	241	215	223	2,284	1,375	533	704	100	38	86	(86)	909	271	201	155	47	212	23
Underground	241	241	241	—	—	1,927	1,295	478	704	100	13	86	(86)	632	270	184	155	—	—	23
Surface	—	—	—	—	—	357	80	55	—	—	25	—	—	277	1	17	—	47	212	—
Recycling/processing	438	215	—	215	223	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation[2]	(679)	(471)	(265)	(206)	(208)	(1,836)	(1,189)	(469)	(612)	(84)	(24)	(69)	69	(647)	(187)	(170)	(118)	(42)	(130)	—
Underground	(265)	(265)	(265)	—	—	(1,595)	(1,133)	(432)	(612)	(84)	(5)	(69)	69	(462)	(187)	(157)	(118)	—	—	—
Surface	—	—	—	—	—	(241)	(56)	(37)	—	—	(19)	—	—	(185)	—	(13)	—	(42)	(130)	—
Recycling/processing	(414)	(206)	—	(206)	(208)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation and depreciation	(55)	(50)	(50)	—	(5)	(201)	(110)	(34)	(57)	(15)	(1)	(10)	7	(91)	(40)	(26)	(13)	—	(12)	—
Interest income	5	5	5	—	—	26	13	2	6	3	—	—	2	13	2	2	2	—	7	—
Finance expense	(50)	(49)	(49)	—	(1)	(57)	(18)	(85)	(11)	(3)	—	(1)	82	(39)	(7)	(9)	(6)	(3)	(2)	(12)
Share-based payments	(1)	(1)	(1)	—	—	(5)	(2)	(1)	(2)	(1)	—	—	2	(3)	(1)	(1)	—	—	—	(1)
Gain/(loss) on financial instruments	3	2	2	—	1	182	141	716	68	—	—	—	(643)	41	—	1	1	2	—	37
Gain/(loss) on foreign exchange differences	—	—	—	—	—	(6)	(3)	2	(1)	(4)	—	(3)	3	(3)	—	—	—	—	—	(3)
Share of results of equity-accounted investees after tax	—	—	—	—	—	6	(2)	—	—	—	—	—	(2)	8	—	—	—	—	—	8
Other costs[3]	(14)	(14)	(14)	—	—	(126)	(50)	(2)	(30)	(11)	(8)	—	1	(76)	(3)	(7)	(1)	(42)	—	(23)
Other income	3	3	3	—	—	11	5	—	5	—	—	—	—	6	—	—	1	—	—	5
(Loss)/gain on disposal of property, plant and equipment	(2)	(2)	(2)	—	—	3	1	1	1	—	—	—	(1)	2	1	1	—	—	—	—
(Impairments)/reversal of impairments	(81)	(81)	(81)	—	—	5	(1)	—	—	1	—	—	(2)	6	—	—	—	—	—	6
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare obligation gain	—	—	—	—	—	4	—	—	—	—	—	—	—	4	—	—	—	—	—	4
Restructuring costs	(7)	(7)	(7)	—	—	(7)	(2)	(2)	(1)	—	—	—	1	(5)	(1)	—	(1)	—	—	(3)
Transaction costs	(11)	(1)	(1)	—	(10)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Royalties and carbon tax	—	—	—	—	—	(9)	(6)	(1)	(3)	(1)	—	(4)	3	(3)	(2)	(1)	(2)	—	—	2
Mining and income tax	(2)	(1)	—	—	(1)	(16)	(16)	(34)	(3)	21	(1)	(3)	4	—	(3)	(5)	2	—	(19)	25
Current taxation	(11)	(5)			(6)	(38)	(36)	(22)	(13)	(1)	(1)	—	1	(2)	—	—	—	—	(1)	(1)
Deferred taxation	9	4			5	22	20	(12)	10	22	—	(3)	3	2	(3)	(5)	2	—	(18)	26
(Loss)/profit for the period	(212)	(211)			(1)	258	136	626	64	6	4	(4)	(560)	122	30	(14)	20	(38)	56	68
Sustaining capital expenditure	(14)	(13)	(12)	(1)	(1)	(116)	(89)	(30)	(41)	(17)	(1)	(14)	14	(27)	(11)	(7)	(3)	—	(6)	—
Ore reserve development	(40)	(40)	(40)	—	—	(151)	(72)	(21)	(51)	—	—	—	—	(79)	(47)	(27)	(5)	—	—	—
Growth projects	(9)	(9)	(9)	—	—	(70)	(20)	(2)	(18)	—	—	—	—	(50)	—	—	—	—	(46)	(4)
Total capital expenditure	(63)	(62)	(61)	(1)	(1)	(337)	(181)	(53)	(110)	(17)	(1)	(14)	14	(156)	(58)	(34)	(8)	—	(52)	(4)
1Corporate and reconciling items represent the items to reconcile segment data to condensed consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment as it does not generate revenue
2Included in cost of sales, before amortisation and depreciation is total write-down of inventory to net realisable value amounting to R2,710 million. This write-down mainly relates to PGM in process and PGM finished goods of R2,222 million and R428 million, respectively, of which R1,857 million, R487 million, R264 million and R42 million, relates to Stillwater, SRPM, Kroondal and Marikana, respectively, as a result of the lower commodity price environment
3Other costs includes care and maintenance costs which were mainly incurred at Cooke (R505 million), Kloof (R97 million), Burnstone (R178 million) and Marikana (R35 million)
4The average exchange rate for the six months ended 31 December 2024 was R17.92/US$
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      57
Figures in millions

For the six months ended 30 Jun 2024 (Revised - unaudited)
		US PGM OPERATIONS				SA OPERATIONS
SA rand	Total US operations	Total US PGM	Underground	Recycling	Reldan operations	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and re- conciling items[1]
Revenue	10,826	8,560	4,850	3,710	2,266	41,529	26,649	9,975	12,683	3,427	564	1,547	(1,547)	14,880	5,013	3,180	2,546	864	3,266	11
Underground	4,850	4,850	4,850	—	—	35,270	25,130	8,913	12,683	3,427	107	1,547	(1,547)	10,140	4,929	2,667	2,533	—	—	11
Surface	—	—	—	—	—	6,259	1,519	1,062	—	—	457	—	—	4,740	84	513	13	864	3,266	—
Recycling	5,976	3,710	—	3,710	2,266	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation[2]	(10,941)	(8,684)	(5,121)	(3,563)	(2,257)	(33,606)	(21,623)	(8,182)	(9,907)	(3,145)	(389)	(1,260)	1,260	(11,983)	(3,590)	(3,269)	(2,132)	(832)	(2,160)	—
Underground	(5,121)	(5,121)	(5,121)	—	—	(29,314)	(20,666)	(7,544)	(9,907)	(3,145)	(70)	(1,260)	1,260	(8,648)	(3,575)	(2,959)	(2,114)	—	—	—
Surface	—	—	—	—	—	(4,292)	(957)	(638)	—	—	(319)	—	—	(3,335)	(15)	(310)	(18)	(832)	(2,160)	—
Recycling	(5,820)	(3,563)	—	(3,563)	(2,257)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation and depreciation	(1,101)	(1,030)	(1,028)	(2)	(71)	(2,960)	(1,700)	(552)	(864)	(231)	(20)	(150)	117	(1,260)	(658)	(315)	(176)	—	(98)	(13)
Interest income	220	219	219	—	1	506	245	50	113	81	10	2	(11)	261	40	41	23	13	106	38
Finance expense	(896)	(885)	(885)	—	(11)	(934)	(280)	(1,723)	(178)	(66)	—	(20)	1,707	(654)	(133)	(140)	(100)	(66)	(40)	(175)
Share-based payments	(23)	(23)	(23)	—	—	(94)	(54)	(15)	(28)	(9)	—	—	(2)	(40)	(9)	(7)	(4)	—	(13)	(7)
Gain/(loss) on financial instruments	1,849	1,733	1,733	—	116	(192)	(239)	(1,275)	(6)	(8)	—	—	1,050	47	10	7	5	9	10	6
(Loss)/gain on foreign exchange differences	(7)	(7)	(7)	—	—	51	15	34	(10)	(9)	(2)	(83)	85	36	—	—	—	—	11	25
Share of results of equity-accounted investees after tax	(5)	—	—	—	(5)	147	(45)	—	—	—	—	—	(45)	192	—	—	—	—	—	192
Other costs[3]	(58)	(56)	(56)	—	(2)	(1,144)	(318)	40	(234)	(60)	(95)	—	31	(826)	(24)	(251)	(19)	(468)	(12)	(52)
Other income	818	818	818	—	—	243	95	—	77	—	—	2	16	148	1	—	—	—	1	146
(Loss)/gain on disposal of property, plant and equipment	(3)	(3)	(3)	—	—	38	11	7	3	—	—	—	1	27	5	5	16	—	1	—
(Impairments)/reversal of impairments	(7,499)	(7,499)	(7,499)	—	—	(123)	(123)	—	(112)	(11)	—	(26)	26	—	—	—	—	—	—	—
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare obligation expense	—	—	—	—	—	(1)	—	—	—	—	—	—	—	(1)	—	—	—	—	—	(1)
Restructuring costs	(2)	(2)	(2)	—	—	(298)	(224)	(26)	(201)	3	—	—	—	(74)	—	(2)	—	2	—	(74)
Transaction costs	—	—	—	—	—	—	1	—	—	—	—	—	1	(1)	—	—	—	—	—	(1)
Royalties and carbon tax	—	—	—	—	—	(176)	(119)	(54)	(58)	(8)	—	(63)	64	(57)	(25)	(16)	(13)	(3)	—	—
Mining and income tax	(35)	(65)	—	—	30	(1,149)	(822)	66	(411)	(392)	(18)	6	(73)	(327)	(529)	(341)	(399)	—	(305)	1,247
Current taxation	60	81			(21)	(569)	(595)	(290)	(208)	(7)	(14)	—	(76)	26	(2)	(1)	—	—	26	3
Deferred taxation	(95)	(146)			51	(580)	(227)	356	(203)	(385)	(4)	6	3	(353)	(527)	(340)	(399)	—	(331)	1,244
(Loss)/profit for the period	(6,857)	(6,924)			67	1,837	1,469	(1,655)	867	(428)	50	(45)	2,680	368	101	(1,108)	(253)	(481)	767	1,342
Sustaining capital expenditure	(394)	(391)	(391)	—	(3)	(1,344)	(929)	(347)	(382)	(189)	(11)	(292)	292	(415)	(178)	(106)	(8)	—	(123)	—
Ore reserve development	(1,219)	(1,219)	(1,219)	—	—	(2,580)	(1,175)	(316)	(859)	—	—	—	—	(1,405)	(819)	(445)	(141)	—	—	—
Growth projects	(134)	(134)	(134)	—	—	(3,063)	(444)	(79)	(350)	—	(15)	—	—	(2,619)	—	—	—	—	(2,335)	(284)
Total capital expenditure	(1,747)	(1,744)	(1,744)	—	(3)	(6,987)	(2,548)	(742)	(1,591)	(189)	(26)	(292)	292	(4,439)	(997)	(551)	(149)	—	(2,458)	(284)

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      58

For the six months ended 30 Jun 2024 (Unaudited)
		US PGM OPERATIONS				SA OPERATIONS
US dollars[4]	Total US operations	Total US PGM	Underground	Recycling	Reldan operations	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and re- conciling items[1]
Revenue	579	458	260	198	121	2,217	1,424	533	678	183	30	83	(83)	793	267	169	136	46	174	1
Underground	260	260	260	—	—	1,884	1,343	476	678	183	6	83	(83)	541	263	142	135	—	—	1
Surface	—	—	—	—	—	333	81	57	—	—	24	—	—	252	4	27	1	46	174	—
Recycling	319	198	—	198	121	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation[2]	(585)	(464)	(274)	(190)	(121)	(1,795)	(1,155)	(437)	(529)	(168)	(21)	(67)	67	(640)	(192)	(175)	(114)	(44)	(115)	—
Underground	(274)	(274)	(274)	—	—	(1,566)	(1,104)	(403)	(529)	(168)	(4)	(67)	67	(462)	(191)	(158)	(113)	—	—	—
Surface	—	—	—	—	—	(229)	(51)	(34)	—	—	(17)	—	—	(178)	(1)	(17)	(1)	(44)	(115)	—
Recycling	(311)	(190)	—	(190)	(121)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation and depreciation	(59)	(55)	(55)	—	(4)	(158)	(91)	(29)	(46)	(12)	(1)	(8)	5	(67)	(35)	(17)	(9)	—	(5)	(1)
Interest income	12	12	12	—	—	27	13	3	6	4	1	—	(1)	14	2	2	1	1	6	2
Finance expense	(48)	(47)	(47)	—	(1)	(49)	(15)	(92)	(10)	(4)	—	(1)	92	(34)	(7)	(7)	(5)	(4)	(2)	(9)
Share-based payments	(1)	(1)	(1)	—	—	(6)	(5)	(1)	(1)	—	—	—	(3)	(1)	—	—	—	—	(1)	—
Gain/(loss) on financial instruments	99	93	93	—	6	(10)	(12)	(68)	—	—	—	—	56	2	1	—	—	—	1	—
Gain/(loss) on foreign exchange differences	—	—	—	—	—	1	(1)	2	(1)	—	—	(4)	2	2	—	—	—	—	1	1
Share of results of equity-accounted investees after tax	—	—	—	—	—	7	(3)	—	—	—	—	—	(3)	10	—	—	—	—	—	10
Other costs[3]	(3)	(3)	(3)	—	—	(63)	(19)	2	(13)	(3)	(5)	—	—	(44)	(1)	(13)	(1)	(25)	(1)	(3)
Other income	44	44	44	—	—	13	5	—	4	—	—	—	1	8	—	—	—	—	—	8
Gain on disposal of property, plant and equipment	—	—	—	—	—	2	1	—	—	—	—	—	1	1	—	—	1	—	—	—
(Impairments)/reversal of impairments	(401)	(401)	(401)	—	—	(6)	(6)	—	(6)	(1)	—	(1)	2	—	—	—	—	—	—	—
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare obligation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Restructuring costs	—	—	—	—	—	(16)	(12)	(1)	(11)	—	—	—	—	(4)	—	—	—	—	—	(4)
Transaction costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Royalties and carbon tax	—	—	—	—	—	(9)	(6)	(3)	(3)	—	—	(3)	3	(3)	(1)	(1)	(1)	—	—	—
Mining and income tax	(2)	(4)	—	—	2	(60)	(42)	4	(22)	(21)	(1)	—	(2)	(18)	(28)	(18)	(21)	—	(17)	66
Current taxation	3	4			(1)	(30)	(31)	(15)	(11)	—	(1)	—	(4)	1	—	—	—	—	1	—
Deferred taxation	(5)	(8)			3	(30)	(11)	19	(11)	(21)	—	—	2	(19)	(28)	(18)	(21)	—	(18)	66
(Loss)/profit for the period	(365)	(368)			3	95	76	(87)	46	(22)	3	(1)	137	19	6	(60)	(13)	(26)	41	71
Sustaining capital expenditure	(21)	(21)	(21)	—	—	(73)	(50)	(19)	(20)	(10)	(1)	(16)	16	(23)	(10)	(6)	—	—	(7)	—
Ore reserve development	(65)	(65)	(65)	—	—	(139)	(63)	(17)	(46)	—	—	—	—	(76)	(44)	(24)	(8)	—	—	—
Growth projects	(7)	(7)	(7)	—	—	(164)	(24)	(4)	(19)	—	(1)	—	—	(140)	—	—	—	—	(125)	(15)
Total capital expenditure	(93)	(93)	(93)	—	—	(376)	(137)	(40)	(85)	(10)	(2)	(16)	16	(239)	(54)	(30)	(8)	—	(132)	(15)
1Corporate and reconciling items represent the items to reconcile segment data to condensed consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment as it does not generate revenue
2Included in cost of sales, before amortisation and depreciation is total write-down of inventory to net realisable value amounting to R2,074 million. This write-down mainly relates to PGM in process and PGM finished goods of R1,621 million and R416 million, respectively, of which R1,917 million, R100 million and R20 million relates to Stillwater, SRPM and Marikana, respectively, as a result of the lower commodity price environment
3Other costs includes care and maintenance costs which were mainly incurred at Cooke (R465 million), Kloof (R243 million), Burnstone (R16 million) and Marikana (R34 million)
4The average exchange rate for the six months ended 30 June 2024 was R18.72/US$
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      59
Figures are in millions

For the six months ended 31 Dec 2023 (Unaudited)
	US PGM OPERATIONS			SA OPERATIONS
SA rand	Total US PGM	Underground	Recycling	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and re- conciling items[1]
Revenue	10,903	5,277	5,626	39,125	25,243	10,612	11,828	2,314	489	1,396	(1,396)	13,882	3,715	4,253	2,232	708	2,974	—
Underground	5,277	5,277	—	33,412	23,776	9,634	11,828	2,314	—	1,396	(1,396)	9,636	3,664	3,750	2,222	—	—	—
Surface	—	—	—	5,713	1,467	978	—	—	489	—	—	4,246	51	503	10	708	2,974	—
Recycling	5,626	—	5,626	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation[2]	(10,904)	(5,514)	(5,390)	(30,509)	(18,566)	(7,811)	(8,148)	(2,273)	(334)	(1,253)	1,253	(11,943)	(3,220)	(3,970)	(1,934)	(667)	(2,152)	—
Underground	(5,514)	(5,514)	—	(26,337)	(17,573)	(7,152)	(8,148)	(2,273)	—	(1,253)	1,253	(8,764)	(3,204)	(3,641)	(1,919)	—	—	—
Surface	—	—	—	(4,172)	(993)	(659)	—	—	(334)	—	—	(3,179)	(16)	(329)	(15)	(667)	(2,152)	—
Recycling	(5,390)	—	(5,390)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation and depreciation	(1,837)	(1,835)	(2)	(2,845)	(1,606)	(586)	(840)	(140)	(25)	(249)	234	(1,239)	(505)	(426)	(182)	(1)	(110)	(15)
Interest income	100	100	—	494	199	22	89	62	17	3	6	295	40	39	22	11	146	37
Finance expense	(603)	(603)	—	(762)	(305)	(1,782)	(210)	(68)	—	(3)	1,758	(457)	(68)	(74)	(62)	(55)	(35)	(163)
Share-based payments	(27)	(27)	—	(49)	(16)	(7)	(10)	2	—	—	(1)	(33)	(4)	(4)	(3)	—	(13)	(9)
(Loss)/gain on financial instruments	(2,136)	(2,136)	—	2,361	2,458	5,847	1,902	(145)	—	1	(5,147)	(97)	12	10	7	18	8	(152)
(Loss)/gain on foreign exchange differences	(3)	(3)	—	141	100	(20)	144	(20)	(2)	(21)	19	41	—	—	—	—	(2)	43
Share of results of equity-accounted investees after tax	—	—	—	(1,431)	(1,585)	—	—	—	—	—	(1,585)	154	—	—	—	—	—	154
Other costs[2]	(34)	(34)	—	(1,974)	(974)	2	(612)	(86)	(133)	—	(145)	(1,000)	(67)	(64)	(36)	(448)	(9)	(376)
Other income	11	11	—	738	497	1	126	50	—	1	319	241	2	—	19	(19)	1	238
(Loss)/gain on disposal of property, plant and equipment	(46)	(46)	—	77	33	20	13	1	—	(1)	—	44	12	14	11	—	—	7
(Impairments)/reversal of impairments	(38,919)	(38,919)	—	(3,236)	(505)	(2)	—	(21)	—	(2,287)	1,805	(2,731)	—	(1,616)	—	—	—	(1,115)
Gain on acquisition	—	—	—	898	898	—	—	898	—	—	—	—	—	—	—	—	—	—
Occupational healthcare obligation gain	—	—	—	357	—	—	—	—	—	—	—	357	—	—	—	—	—	357
Restructuring costs	(41)	(41)	—	(648)	(336)	(88)	(202)	(45)	—	—	(1)	(312)	(23)	(246)	(34)	(4)	—	(5)
Transaction costs	(29)	(29)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Royalties and carbon tax	—	—	—	(380)	(326)	(159)	(163)	(4)	—	(58)	58	(54)	(18)	(21)	(11)	(3)	(1)	—
Mining and income tax	6,794	—	—	(1,537)	(1,090)	(569)	(509)	74	(2)	466	(550)	(447)	(320)	103	5	(1)	(192)	(42)
Current taxation	353			(1,045)	(921)	(541)	(347)	39	16	(9)	(79)	(124)	(1)	—	1	(1)	(125)	2
Deferred taxation	6,441			(492)	(169)	(28)	(162)	35	(18)	475	(471)	(323)	(319)	103	4	—	(67)	(44)
(Loss)/profit for the period	(36,771)			820	4,119	5,480	3,408	599	10	(2,005)	(3,373)	(3,299)	(444)	(2,002)	34	(461)	615	(1,041)
Sustaining capital expenditure	(1,395)	(1,394)	(1)	(2,088)	(1,271)	(371)	(700)	(174)	(26)	(547)	547	(817)	(300)	(242)	(73)	—	(202)	—
Ore reserve development	(1,863)	(1,863)	—	(2,506)	(1,207)	(312)	(895)	—	—	—	—	(1,299)	(701)	(442)	(156)	—	—	—
Growth projects	(371)	(371)	—	(1,821)	(597)	—	(506)	(2)	(89)	—	—	(1,224)	—	(50)	—	—	(455)	(719)
Total capital expenditure	(3,629)	(3,628)	(1)	(6,415)	(3,075)	(683)	(2,101)	(176)	(115)	(547)	547	(3,340)	(1,001)	(734)	(229)	—	(657)	(719)
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      60

For the six months ended 31 Dec 2023 (Unaudited)
	US PGM OPERATIONS			SA OPERATIONS
US dollars[4]	Total US PGM	Underground	Recycling	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and re- conciling items[1]
Revenue	584	283	301	2,097	1,352	569	632	124	27	75	(75)	745	199	228	120	38	160	—
Underground	283	283	—	1,789	1,273	517	632	124	—	75	(75)	516	196	201	119	—	—	—
Surface	—	—	—	308	79	52	—	—	27	—	—	229	3	27	1	38	160	—
Recycling	301	—	301	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation[2]	(587)	(299)	(288)	(1,636)	(997)	(419)	(437)	(122)	(18)	(68)	67	(639)	(172)	(212)	(104)	(36)	(115)	—
Underground	(299)	(299)	—	(1,414)	(944)	(384)	(437)	(122)	—	(68)	67	(470)	(172)	(195)	(103)	—	—	—
Surface	—	—	—	(222)	(53)	(35)	—	—	(18)	—	—	(169)	—	(17)	(1)	(36)	(115)	—
Recycling	(288)	—	(288)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation and depreciation	(99)	(99)	—	(153)	(86)	(32)	(45)	(8)	(2)	(14)	15	(67)	(27)	(23)	(10)	—	(6)	(1)
Interest income	6	6	—	26	11	1	4	3	1	—	2	15	2	2	1	—	8	2
Finance expense	(33)	(33)	—	(41)	(18)	(96)	(11)	(4)	—	(1)	94	(23)	(3)	(4)	(3)	(3)	(2)	(8)
Share-based payments	(1)	(1)	—	(4)	(4)	—	(1)	—	—	—	(3)	—	—	—	—	—	—	—
(Loss)/gain on financial instruments	(116)	(116)	—	130	134	318	103	(8)	—	—	(279)	(4)	—	1	1	1	1	(8)
Gain/(loss) on foreign exchange differences	—	—	—	6	4	(1)	6	(1)	—	(1)	1	2	—	—	—	—	—	2
Share of results of equity-accounted investees after tax	—	—	—	(78)	(86)	—	—	—	—	—	(86)	8	—	—	—	—	—	8
Other costs[2]	(2)	(2)	—	(106)	(52)	1	(33)	(5)	(7)	—	(8)	(54)	(3)	(4)	(2)	(24)	(1)	(20)
Other income	1	1	—	41	28	—	7	3	—	—	18	13	—	—	1	(1)	—	13
(Loss)/gain on disposal of property, plant and equipment	(2)	(2)	—	4	1	1	—	—	—	—	—	3	1	1	1	—	—	—
(Impairments)/reversal of impairments	(2,113)	(2,113)	—	(176)	(27)	—	—	(1)	—	(124)	98	(149)	—	(88)	—	—	—	(61)
Gain on acquisition	—	—	—	49	49	—	—	49	—	—	—	—	—	—	—	—	—	—
Occupational healthcare obligation gain	—	—	—	20	—	—	—	—	—	—	—	20	—	—	—	—	—	20
Restructuring costs	(2)	(2)	—	(36)	(18)	(5)	(10)	(3)	—	—	—	(18)	(1)	(14)	(2)	—	—	(1)
Transaction costs	(1)	(1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Royalties and carbon tax	—	—	—	(20)	(18)	(8)	(9)	—	—	(3)	2	(2)	(1)	(1)	—	—	—	—
Mining and income tax	370	—	—	(83)	(58)	(30)	(26)	4	(1)	25	(30)	(25)	(17)	6	—	—	(11)	(3)
Current taxation	20			(57)	(50)	(29)	(18)	2	—	—	(5)	(7)	—	—	—	—	(7)	—
Deferred taxation	350			(26)	(8)	(1)	(8)	2	(1)	25	(25)	(18)	(17)	6	—	—	(4)	(3)
(Loss)/profit for the period	(1,995)			40	215	299	180	31	—	(111)	(184)	(175)	(22)	(108)	3	(25)	34	(57)
Sustaining capital expenditure	(75)	(75)	—	(114)	(70)	(20)	(38)	(10)	(2)	(29)	29	(44)	(17)	(13)	(4)	—	(10)	—
Ore reserve development	(100)	(100)	—	(134)	(64)	(16)	(48)	—	—	—	—	(70)	(37)	(24)	(9)	—	—	—
Growth projects	(20)	(20)	—	(97)	(32)	—	(27)	—	(5)	—	—	(65)	—	(2)	—	—	(25)	(38)
Total capital expenditure	(195)	(195)	—	(345)	(166)	(36)	(113)	(10)	(7)	(29)	29	(179)	(54)	(39)	(13)	—	(35)	(38)
1Corporate and reconciling items represent the items to reconcile segment data to condensed consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment as it does not generate revenue
2Included in cost of sales, before amortisation and depreciation is total write-down of inventory to net realisable value amounting to R1,092 million. This write-down mainly relates to PGM in process and PGM finished goods of R723 million and R283 million, respectively, of which R950 million relates to Stillwater as a result of the lower commodity price environment
3Other costs includes care and maintenance costs which were mainly incurred at Cooke (R445 million), Kloof (R46 million), Beatrix (R36 million) and Marikana (R59 million)
4The average exchange rate for the six months ended 31 December 2023 was R18.62/US$
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      61
Figures are in millions

For the year ended 31 Dec 2024 (Unaudited)
		US PGM OPERATIONS				SA OPERATIONS
SA rand	Total US operations	Total US PGM	Underground	Recycling	Reldan operations[2]	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and re- conciling items[1]
Revenue	23,087	16,781	9,207	7,574	6,306	82,402	51,257	19,515	25,311	5,182	1,249	3,104	(3,104)	31,145	9,848	6,769	5,329	1,697	7,068	434
Underground	9,207	9,207	9,207	—	—	69,787	48,314	17,469	25,311	5,182	352	3,104	(3,104)	21,473	9,759	5,970	5,310	—	—	434
Surface	—	—	—	—	—	12,615	2,943	2,046	—	—	897	—	—	9,672	89	799	19	1,697	7,068	—
Recycling/processing	13,880	7,574	—	7,574	6,306	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation[2]	(23,128)	(17,096)	(9,848)	(7,248)	(6,032)	(66,560)	(42,963)	(16,601)	(20,912)	(4,624)	(826)	(2,483)	2,483	(23,597)	(6,948)	(6,326)	(4,260)	(1,579)	(4,484)	—
Underground	(9,848)	(9,848)	(9,848)	—	—	(57,936)	(40,994)	(15,292)	(20,912)	(4,624)	(166)	(2,483)	2,483	(16,942)	(6,933)	(5,774)	(4,235)	—	—	—
Surface	—	—	—	—	—	(8,624)	(1,969)	(1,309)	—	—	(660)	—	—	(6,655)	(15)	(552)	(25)	(1,579)	(4,484)	—
Recycling/processing	(13,280)	(7,248)	—	(7,248)	(6,032)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation and depreciation	(2,105)	(1,934)	(1,929)	(5)	(171)	(6,547)	(3,647)	(1,162)	(1,884)	(487)	(43)	(334)	263	(2,900)	(1,380)	(788)	(395)	—	(312)	(25)
Interest income	313	305	305	—	8	966	468	86	224	135	23	6	(6)	498	81	82	46	27	230	32
Finance expense	(1,791)	(1,761)	(1,761)	—	(30)	(1,948)	(611)	(3,240)	(392)	(131)	—	(45)	3,197	(1,337)	(260)	(294)	(193)	(132)	(78)	(380)
Share-based payments	(35)	(35)	(35)	—	—	(178)	(99)	(31)	(47)	(18)	(1)	—	(2)	(79)	(17)	(12)	(7)	—	(27)	(16)
Gain/(loss)on financial instruments	1,869	1,733	1,733	—	136	3,128	2,341	11,878	1,249	(2)	—	—	(10,784)	787	19	18	11	39	19	681
(Loss)/gain on foreign exchange differences	(3)	(5)	(5)	—	2	(74)	(53)	66	(31)	(73)	3	(129)	111	(21)	—	—	—	—	11	(32)
Share of results of equity-accounted investees after tax	(7)	—	—	—	(7)	230	(97)	—	—	—	—	—	(97)	327	—	—	—	—	—	327
Other costs[4]	(314)	(309)	(309)	—	(5)	(3,470)	(1,259)	(2)	(789)	(259)	(235)	(5)	31	(2,211)	(66)	(369)	(39)	(1,232)	(24)	(481)
Other income	863	863	863	—	—	452	202	1	158	1	—	3	39	250	3	—	13	—	1	233
(Loss)/gain on disposal of property, plant and equipment	(40)	(40)	(40)	—	—	95	33	17	15	1	—	(1)	1	62	18	17	24	—	1	2
(Impairments)/reversal of impairments	(8,824)	(8,824)	(8,824)	—	—	(17)	(124)	—	(112)	9	—	(26)	5	107	—	—	—	—	—	107
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare obligation gain	—	—	—	—	—	76	—	—	—	—	—	—	—	76	—	—	—	—	—	76
Restructuring costs	(126)	(126)	(126)	—	—	(424)	(271)	(47)	(218)	(4)	—	—	(2)	(153)	(14)	(3)	(10)	—	—	(126)
Transaction and project costs	(213)	(26)	(26)	—	(187)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Royalties and carbon tax	—	—	—	—	—	(329)	(212)	(82)	(118)	(12)	—	(131)	131	(117)	(49)	(34)	(56)	(6)	—	28
Mining and income tax	(61)	(88)	—	—	27	(1,421)	(1,097)	(545)	(456)	—	(46)	(56)	6	(324)	(576)	(421)	(351)	—	(650)	1,674
Current taxation	(146)	(21)			(125)	(1,261)	(1,246)	(673)	(437)	(17)	(39)	—	(80)	(15)	(3)	(2)	(1)	—	3	(12)
Deferred taxation	85	(67)			152	(160)	149	128	(19)	17	(7)	(56)	86	(309)	(573)	(419)	(350)	—	(653)	1,686
(Loss)/profit for the year	(10,515)	(10,562)			47	6,381	3,868	9,853	1,998	(282)	124	(97)	(7,728)	2,513	659	(1,361)	112	(1,186)	1,755	2,534
Sustaining capital expenditure	(633)	(623)	(611)	(12)	(10)	(3,497)	(2,566)	(903)	(1,118)	(503)	(42)	(548)	548	(931)	(380)	(247)	(64)	—	(240)	—
Ore reserve development	(1,920)	(1,920)	(1,920)	—	—	(5,309)	(2,472)	(699)	(1,773)	—	—	—	—	(2,837)	(1,663)	(932)	(242)	—	—	—
Growth projects	(291)	(291)	(291)	—	—	(4,292)	(807)	(101)	(680)	—	(18)	—	(8)	(3,485)	—	—	—	—	(3,131)	(354)
Total capital expenditure	(2,844)	(2,834)	(2,822)	(12)	(10)	(13,098)	(5,845)	(1,703)	(3,571)	(503)	(60)	(548)	540	(7,253)	(2,043)	(1,179)	(306)	—	(3,371)	(354)

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      62

For the year ended 31 Dec 2024 (Unaudited)
		US PGM OPERATIONS				SA OPERATIONS
US dollars[5]	Total US operations	Total US PGM	Underground	Recycling	Reldan operations[2]	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and re- conciling items[1]
Revenue	1,258	914	501	413	344	4,501	2,799	1,066	1,382	283	68	169	(169)	1,702	538	370	291	93	386	24
Underground	501	501	501	—	—	3,811	2,638	954	1,382	283	19	169	(169)	1,173	533	326	290	—	—	24
Surface	—	—	—	—	—	690	161	112	—	—	49	—	—	529	5	44	1	93	386	—
Recycling/processing	757	413	—	413	344	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation[2]	(1,264)	(935)	(539)	(396)	(329)	(3,631)	(2,344)	(906)	(1,141)	(252)	(45)	(136)	136	(1,287)	(379)	(345)	(232)	(86)	(245)	—
Underground	(539)	(539)	(539)	—	—	(3,161)	(2,237)	(835)	(1,141)	(252)	(9)	(136)	136	(924)	(378)	(315)	(231)	—	—	—
Surface	—	—	—	—	—	(470)	(107)	(71)	—	—	(36)	—	—	(363)	(1)	(30)	(1)	(86)	(245)	—
Recycling/processing	(725)	(396)	—	(396)	(329)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation and depreciation	(114)	(105)	(105)	—	(9)	(359)	(201)	(63)	(103)	(27)	(2)	(18)	12	(158)	(75)	(43)	(22)	—	(17)	(1)
Interest income	17	17	17	—	—	53	26	5	12	7	1	—	1	27	4	4	3	1	13	2
Finance expense	(98)	(96)	(96)	—	(2)	(106)	(33)	(177)	(21)	(7)	—	(2)	174	(73)	(14)	(16)	(11)	(7)	(4)	(21)
Share-based payments	(2)	(2)	(2)	—	—	(11)	(7)	(2)	(3)	(1)	—	—	(1)	(4)	(1)	(1)	—	—	(1)	(1)
Gain/(loss) on financial instruments	102	95	95	—	7	172	129	648	68	—	—	—	(587)	43	1	1	1	2	1	37
Gain/(loss) on foreign exchange differences	—	—	—	—	—	(5)	(4)	4	(2)	(4)	—	(7)	5	(1)	—	—	—	—	1	(2)
Share of results of equity-accounted investees after tax	—	—	—	—	—	13	(5)	—	—	—	—	—	(5)	18	—	—	—	—	—	18
Other costs[4]	(17)	(17)	(17)	—	—	(189)	(69)	—	(43)	(14)	(13)	—	1	(120)	(4)	(20)	(2)	(67)	(1)	(26)
Other income	47	47	47	—	—	24	10	—	9	—	—	—	1	14	—	—	1	—	—	13
(Loss)/gain on disposal of property, plant and equipment	(2)	(2)	(2)	—	—	5	2	1	1	—	—	—	—	3	1	1	1	—	—	—
(Impairments)/reversal of impairments	(482)	(482)	(482)	—	—	(1)	(7)	—	(6)	—	—	(1)	—	6	—	—	—	—	—	6
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare obligation gain	—	—	—	—	—	4	—	—	—	—	—	—	—	4	—	—	—	—	—	4
Restructuring costs	(7)	(7)	(7)	—	—	(23)	(14)	(3)	(12)	—	—	—	1	(9)	(1)	—	(1)	—	—	(7)
Transaction and project costs	(11)	(1)	(1)	—	(10)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Royalties and carbon tax	—	—	—	—	—	(18)	(12)	(4)	(6)	(1)	—	(7)	6	(6)	(3)	(2)	(3)	—	—	2
Mining and income tax	(4)	(5)	—	—	1	(76)	(58)	(30)	(25)	—	(2)	(3)	2	(18)	(31)	(23)	(19)	—	(36)	91
Current taxation	(8)	(1)			(7)	(68)	(67)	(37)	(24)	(1)	(2)	—	(3)	(1)	—	—	—	—	—	(1)
Deferred taxation	4	(4)			8	(8)	9	7	(1)	1	—	(3)	5	(17)	(31)	(23)	(19)	—	(36)	92
(Loss)/profit for the year	(577)	(579)			2	353	212	539	110	(16)	7	(5)	(423)	141	36	(74)	7	(64)	97	139
Sustaining capital expenditure	(35)	(34)	(33)	(1)	(1)	(189)	(139)	(49)	(61)	(27)	(2)	(30)	30	(50)	(21)	(13)	(3)	—	(13)	—
Ore reserve development	(105)	(105)	(105)	—	—	(290)	(135)	(38)	(97)	—	—	—	—	(155)	(91)	(51)	(13)	—	—	—
Growth projects	(16)	(16)	(16)	—	—	(234)	(44)	(6)	(37)	—	(1)	—	—	(190)	—	—	—	—	(171)	(19)
Total capital expenditure	(156)	(155)	(154)	(1)	(1)	(713)	(318)	(93)	(195)	(27)	(3)	(30)	30	(395)	(112)	(64)	(16)	—	(184)	(19)
1Corporate and reconciling items represent the items to reconcile segment data to condensed consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment as it does not generate revenue
2The results for Reldan is included for the nine and a half months ended 31 December since date of acquisition (see note 10.1)
3Included in cost of sales, before amortisation and depreciation is total write-down of inventory to net realisable value amounting to R4,784 million. This write-down mainly relates to PGM in process and PGM finished goods of R3,843 million and R844 million, respectively, of which R3,774 million, R588 million, R264 million and R61 million, relates to Stillwater, SRPM, Kroondal and Marikana, respectively, as a result of the lower commodity price environment
4Other costs includes care and maintenance costs which were mainly incurred at Cooke (R970 million), Kloof (R340 million), Burnstone (R194 million) and Marikana (R69 million)
5The average exchange rate for the year ended 31 December 2024 was R18.32/US$
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      63
Figures are in millions

For the year ended 31 Dec 2023 (Audited)
	US PGM OPERATIONS			SA OPERATIONS
SA rand	Total US PGM	Underground	Recycling	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and re- conciling items[1]
Revenue	23,812	10,494	13,318	84,736	55,593	22,722	27,282	4,563	1,026	3,217	(3,217)	29,143	8,292	8,833	4,804	1,398	5,816	—
Underground	10,494	10,494	—	73,257	52,375	20,530	27,282	4,563	—	3,217	(3,217)	20,882	8,106	8,062	4,714	—	—	—
Surface	—	—	—	11,479	3,218	2,192	—	—	1,026	—	—	8,261	186	771	90	1,398	5,816	—
Recycling	13,318	—	13,318	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation[2]	(22,391)	(9,680)	(12,711)	(60,780)	(36,699)	(15,147)	(16,961)	(3,950)	(641)	(2,409)	2,409	(24,081)	(6,567)	(8,149)	(4,059)	(1,266)	(4,040)	—
Underground	(9,680)	(9,680)	—	(52,802)	(34,819)	(13,908)	(16,961)	(3,950)	—	(2,409)	2,409	(17,983)	(6,468)	(7,552)	(3,963)	—	—	—
Surface	—	—	—	(7,978)	(1,880)	(1,239)	—	—	(641)	—	—	(6,098)	(99)	(597)	(96)	(1,266)	(4,040)	—
Recycling	(12,711)	—	(12,711)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation and depreciation	(3,390)	(3,386)	(4)	(5,357)	(2,975)	(1,135)	(1,537)	(234)	(47)	(475)	453	(2,382)	(1,015)	(796)	(328)	(1)	(194)	(48)
Interest income	213	213	—	1,089	478	50	248	126	42	32	(20)	611	75	73	41	24	311	87
Finance expense	(1,134)	(1,134)	—	(1,603)	(706)	(4,066)	(413)	(122)	—	(28)	3,923	(897)	(116)	(126)	(113)	(113)	(72)	(357)
Share-based payments	(39)	(39)	—	(71)	(18)	(9)	(13)	5	—	—	(1)	(53)	(3)	(2)	—	—	(25)	(23)
(Loss)/gain on financial instruments	(2,064)	(2,064)	—	1,938	1,957	5,067	1,753	(148)	—	—	(4,715)	(19)	23	18	13	28	14	(115)
Gain/(loss) on foreign exchange differences	12	12	—	1,920	1,894	(5)	1,703	165	33	(233)	231	26	—	—	—	—	5	21
Share of results of equity-accounted investees after tax	—	—	—	(1,156)	(1,471)	—	8	—	—	—	(1,479)	315	—	—	—	—	—	315
Other costs[3]	(108)	(108)	—	(3,411)	(1,441)	83	(696)	(124)	(282)	(30)	(392)	(1,970)	(79)	(147)	(267)	(887)	(20)	(570)
Other income	12	12	—	1,071	571	2	164	50	—	37	318	500	3	—	19	(19)	1	496
(Loss)/gain on disposal of property, plant and equipment	(45)	(45)	—	150	79	33	44	3	—	(1)	—	71	23	15	16	—	10	7
Impairments	(38,919)	(38,919)	—	(3,239)	(506)	(2)	—	(21)	—	(2,287)	1,804	(2,733)	(2)	(1,616)	—	—	—	(1,115)
Gain on acquisition	—	—	—	898	898	—	—	898	—	—	—	—	—	—	—	—	—	—
Occupational healthcare obligation gain	—	—	—	365	—	—	—	—	—	—	—	365	—	—	—	—	—	365
Restructuring costs	(41)	(41)	—	(474)	(351)	(94)	(206)	(50)	—	—	(1)	(123)	(25)	(232)	147	(4)	—	(9)
Transaction and project costs	(27)	(27)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Royalties and carbon tax	—	—	—	(921)	(805)	(355)	(442)	(9)	—	(133)	134	(116)	(41)	(44)	(24)	(6)	(1)	—
Mining and income tax	7,612	—	—	(5,116)	(4,152)	(1,734)	(2,161)	(99)	(35)	410	(533)	(964)	(814)	(571)	(469)	(1)	(432)	1,323
Current taxation	343			(3,408)	(3,081)	(1,195)	(1,621)	(124)	(11)	(38)	(92)	(327)	(2)	—	1	(1)	(305)	(20)
Deferred taxation	7,269			(1,708)	(1,071)	(539)	(540)	25	(24)	448	(441)	(637)	(812)	(571)	(470)	—	(127)	1,343
(Loss)/profit for the year	(36,497)			10,039	12,346	5,410	8,773	1,053	96	(1,900)	(1,086)	(2,307)	(246)	(2,744)	(220)	(847)	1,373	377
Sustaining capital expenditure	(2,180)	(2,178)	(2)	(3,514)	(2,057)	(644)	(1,097)	(286)	(30)	(1,057)	1,057	(1,457)	(490)	(421)	(114)	—	(432)	—
Ore reserve development	(3,889)	(3,889)	—	(5,248)	(2,551)	(669)	(1,882)	—	—	—	—	(2,697)	(1,461)	(912)	(324)	—	—	—
Growth projects	(774)	(774)	—	(3,591)	(1,038)	—	(893)	(20)	(125)	—	—	(2,553)	—	(117)	—	—	(882)	(1,554)
Total capital expenditure	(6,843)	(6,841)	(2)	(12,353)	(5,646)	(1,313)	(3,872)	(306)	(155)	(1,057)	1,057	(6,707)	(1,951)	(1,450)	(438)	—	(1,314)	(1,554)
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      64

For the year ended 31 Dec 2023 (Unaudited)
	US PGM OPERATIONS			SA OPERATIONS
US dollars[4]	Total US PGM	Underground	Recycling	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and re- conciling items[1]
Revenue	1,292	569	723	4,602	3,019	1,234	1,481	248	56	175	(175)	1,583	450	480	261	76	316	—
Underground	569	569	—	3,978	2,844	1,115	1,481	248	—	175	(175)	1,134	440	438	256	—	—	—
Surface	—	—	—	624	175	119	—	—	56	—	—	449	10	42	5	76	316	—
Recycling	723	—	723	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation[2]	(1,218)	(528)	(690)	(3,298)	(1,992)	(822)	(921)	(214)	(35)	(131)	131	(1,306)	(356)	(442)	(220)	(69)	(219)	—
Underground	(528)	(528)	—	(2,866)	(1,890)	(755)	(921)	(214)	—	(131)	131	(976)	(351)	(410)	(215)	—	—	—
Surface	—	—	—	(432)	(102)	(67)	—	—	(35)	—	—	(330)	(5)	(32)	(5)	(69)	(219)	—
Recycling	(690)	—	(690)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation and depreciation	(184)	(184)	—	(292)	(162)	(62)	(83)	(13)	(3)	(26)	25	(130)	(55)	(43)	(18)	—	(11)	(3)
Interest income	12	12	—	59	26	3	13	7	2	2	(1)	33	4	4	2	1	17	5
Finance expense	(62)	(62)	—	(86)	(38)	(221)	(22)	(7)	—	(2)	214	(48)	(6)	(7)	(6)	(6)	(4)	(19)
Share-based payments	(2)	(2)	—	(5)	(3)	—	(1)	—	—	—	(2)	(2)	—	—	—	—	(1)	(1)
(Loss)/gain on financial instruments	(112)	(112)	—	106	106	275	95	(8)	—	—	(256)	—	1	1	1	2	1	(6)
Gain/(loss) on foreign exchange differences	1	1	—	104	103	—	92	9	2	(13)	13	1	—	—	—	—	—	1
Share of results of equity-accounted investees after tax	—	—	—	(63)	(80)	—	—	—	—	—	(80)	17	—	—	—	—	—	17
Other costs[3]	(6)	(6)	—	(185)	(79)	5	(38)	(7)	(15)	(2)	(22)	(106)	(4)	(8)	(14)	(48)	(1)	(31)
Other income	1	1	—	59	32	—	9	3	—	2	18	27	—	—	1	(1)	—	27
(Loss)/gain on disposal of property, plant and equipment	(2)	(2)	—	8	4	2	2	—	—	—	—	4	1	1	1	—	1	—
Impairments	(2,113)	(2,113)	—	(176)	(27)	—	—	(1)	—	(124)	98	(149)	—	(88)	—	—	—	(61)
Gain on acquisition	—	—	—	49	49	—	—	49	—	—	—	—	—	—	—	—	—	—
Occupational healthcare obligation gain	—	—	—	20	—	—	—	—	—	—	—	20	—	—	—	—	—	20
Restructuring costs	(2)	(2)	—	(26)	(19)	(5)	(11)	(3)	—	—	—	(7)	(1)	(13)	8	—	—	(1)
Transaction and project costs	(1)	(1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Royalties and carbon tax	—	—	—	(50)	(45)	(19)	(24)	—	—	(7)	5	(5)	(2)	(2)	(1)	—	—	—
Mining and income tax	414	—	—	(279)	(226)	(94)	(117)	(6)	(2)	22	(29)	(53)	(44)	(31)	(26)	—	(24)	72
Current taxation	19			(186)	(168)	(65)	(88)	(7)	(1)	(2)	(5)	(18)	—	—	—	—	(17)	(1)
Deferred taxation	395			(93)	(58)	(29)	(29)	1	(1)	24	(24)	(35)	(44)	(31)	(26)	—	(7)	73
(Loss)/profit for the year	(1,982)			547	668	296	475	57	5	(104)	(61)	(121)	(12)	(148)	(11)	(45)	75	20
Sustaining capital expenditure	(118)	(118)	—	(192)	(113)	(35)	(60)	(16)	(2)	(57)	57	(79)	(27)	(23)	(6)	—	(23)	—
Ore reserve development	(211)	(211)	—	(285)	(138)	(36)	(102)	—	—	—	—	(147)	(79)	(50)	(18)	—	—	—
Growth projects	(42)	(42)	—	(194)	(56)	—	(48)	(1)	(7)	—	—	(138)	—	(6)	—	—	(48)	(84)
Total capital expenditure	(371)	(371)	—	(671)	(307)	(71)	(210)	(17)	(9)	(57)	57	(364)	(106)	(79)	(24)	—	(71)	(84)
1Corporate and reconciling items represent the items to reconcile segment data to condensed consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment as it does not generate revenue
2Included in cost of sales, before amortisation and depreciation is total write-down of inventory to net realisable value amounting to R1,694 million. This write-down mainly relates to PGM in process and PGM finished goods of R1,179 million and R423 million, respectively, of which R1,374 million relates to Stillwater as a result of the lower commodity price environment
3Other costs includes care and maintenance costs which were mainly incurred at Cooke (R883 million), Kloof (R117 million), Beatrix (R261 million) and Marikana (R103 million)
4The average exchange rate for the year ended 31 December 2023 was R18.42/US$
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      65
21.2    Sandouville nickel refinery and Zinc retreatment operation
Figures are in millions

	For the six months ended 31 Dec 2024 (Unaudited)						For the six months ended 30 Jun 2024 (Revised - unaudited)						For the six months ended 31 Dec 2023 (Unaudited)
	EUROPE			AUSTRALIA			EUROPE			AUSTRALIA			EUROPE			AUSTRALIA
SA rand	Total EU operations	Sandouville nickel refinery	Corporate and re- conciling items[1]	Total AUS operations	Century zinc retreatment operation	Corporate and re- conciling items[1]	Total EU operations	Sandouville nickel refinery	Corporate and re- conciling items[1]	Total AUS operations	Century zinc retreatment operation[2]	Corporate and re- conciling items[1]	Total EU operations	Sandouville nickel refinery	Corporate and re- conciling items[1]	Total AUS operations	Century zinc retreatment operation	Corporate and re- conciling items[1]
Revenue	1,099	1,099	—	2,679	2,679	—	1,685	1,685	—	1,304	1,304	—	1,347	1,347	—	1,745	1,745	—
Underground	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Surface	—	—	—	2,679	2,679	—	—	—	—	1,304	1,304	—	—	—	—	1,745	1,745	—
Recycling/processing	1,099	1,099	—	—	—	—	1,685	1,685	—	—	—	—	1,347	1,347	—	—	—	—
Cost of sales, before amortisation and depreciation	(1,470)	(1,470)	—	(1,726)	(1,726)	—	(1,914)	(1,914)	—	(1,600)	(1,600)	—	(2,000)	(2,000)	—	(1,405)	(1,405)	—
Underground	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Surface	—	—	—	(1,726)	(1,726)	—	—	—	—	(1,600)	(1,600)	—	—	—	—	(1,405)	(1,405)	—
Recycling/processing	(1,470)	(1,470)	—	—	—	—	(1,914)	(1,914)	—	—	—	—	(2,000)	(2,000)	—	—	—	—
Amortisation and depreciation	(22)	(17)	(5)	(61)	(61)	—	(16)	(12)	(4)	(57)	(56)	(1)	(109)	(105)	(4)	(490)	(490)	—
Interest income	31	1	30	1	1	—	22	—	22	1	—	1	52	—	52	2	1	1
Finance expense	(95)	(29)	(66)	(117)	(110)	(7)	(109)	(41)	(68)	(185)	(178)	(7)	(48)	(8)	(40)	(64)	(38)	(26)
Share-based payments	(5)	(2)	(3)	(2)	(2)	—	(8)	(5)	(3)	(3)	(3)	—	11	(3)	14	—	—	—
Gain/(loss) on financial instruments	788	(13)	801	(190)	(190)	—	(16)	20	(36)	(79)	(79)	—	(248)	34	(282)	(114)	(113)	(1)
(Loss)/gain on foreign exchange differences	(62)	(82)	20	14	12	2	(35)	(28)	(7)	(2)	(2)	—	(11)	(11)	—	(20)	(9)	(11)
Share of results of equity-accounted investees after tax	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other costs	(363)	(284)	(79)	124	193	(69)	(126)	(44)	(82)	(361)	(301)	(60)	(2,047)	(1,947)	(100)	(108)	(109)	1
Other income	704	693	11	163	150	13	326	326	—	50	50	—	52	46	6	42	42	—
(Loss)/gain on disposal of property, plant and equipment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
(Impairments)/reversal of impairments	(221)	(221)	—	(109)	(2)	(107)	—	—	—	(2)	(2)	—	(1,607)	(1,607)	—	(3,683)	(3,683)	—
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare obligation gain	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Restructuring costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transaction costs	(152)	(152)	—	—	—	—	(41)	(41)	—	(21)	—	(21)	—	—	—	—	—	—
Royalties and carbon tax	—	—	—	(150)	(150)	—	—	—	—	(66)	(66)	—	—	—	—	(79)	(79)	—
Mining and income tax	—	—	—	—	—	—	4	—	4	—	—	—	(4)	—	(4)	(1)	—	(1)
Current taxation	—	—	—	—	—	—	—	—	—	—	—	—	(64)	—	(64)	(1)	—	(1)
Deferred taxation	—	—	—	—	—	—	4	—	4	—	—	—	60	—	60	—	—	—
Profit/(loss) for the period	232	(477)	709	626	794	(168)	(228)	(54)	(174)	(1,021)	(933)	(88)	(4,612)	(4,254)	(358)	(4,175)	(4,138)	(37)
Sustaining capital expenditure	(66)	(66)	—	(151)	(151)	—	(107)	(107)	—	(35)	(35)	—	(153)	(153)	—	(72)	(72)	—
Ore reserve development	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Growth projects	(3,533)	—	(3,533)	1	(5)	6	(2,688)	—	(2,688)	(17)	(1)	(16)	(1,199)	—	(1,199)	(3)	(3)	—
Total capital expenditure	(3,599)	(66)	(3,533)	(150)	(156)	6	(2,795)	(107)	(2,688)	(52)	(36)	(16)	(1,352)	(153)	(1,199)	(75)	(75)	—
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      66
Figures are in millions

	For the six months ended 31 Dec 2024 (Unaudited)						For the six months ended 30 Jun 2024 (Unaudited)						For the six months ended 31 Dec 2023 (Unaudited)
	EUROPE			AUSTRALIA			EUROPE			AUSTRALIA			EUROPE			AUSTRALIA
US dollars[2]	Total EU operations	Sandouville nickel refinery	Corporate and re- conciling items[1]	Total AUS operations	Century zinc retreatment operation	Corporate and re- conciling items[1]	Total EU operations	Sandouville nickel refinery	Corporate and re- conciling items[1]	Total AUS operations	Century zinc retreatment operation[2]	Corporate and re- conciling items[1]	Total EU operations	Sandouville nickel refinery	Corporate and re- conciling items[1]	Total AUS operations	Century zinc retreatment operation	Corporate and re- conciling items[1]
Revenue	62	62	—	147	147	—	90	90	—	70	70	—	72	72	—	94	94	—
Underground	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Surface	—	—	—	147	147	—	—	—	—	70	70	—	—	—	—	94	94	—
Recycling/processing	62	62	—	—	—	—	90	90	—	—	—	—	72	72	—	—	—	—
Cost of sales, before amortisation and depreciation	(83)	(83)	—	(97)	(97)	—	(102)	(102)	—	(85)	(85)	—	(107)	(107)	—	(75)	(75)	—
Underground	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Surface	—	—	—	(97)	(97)	—	—	—	—	(85)	(85)	—	—	—	—	(75)	(75)	—
Recycling/processing	(83)	(83)	—	—	—	—	(102)	(102)	—	—	—	—	(107)	(107)	—	—	—	—
Amortisation and depreciation	(1)	(1)	—	(3)	(3)	—	(1)	(1)	—	(3)	(3)	—	(6)	(6)	—	(26)	(26)	—
Interest income	2	—	2	—	—	—	1	—	1	—	—	—	3	—	3	—	—	—
Finance expense	(5)	(2)	(3)	(7)	(6)	(1)	(6)	(2)	(4)	(10)	(10)	—	(3)	(1)	(2)	(3)	(2)	(1)
Share-based payments	—	—	—	—	—	—	—	—	—	—	—	—	1	—	1	—	—	—
Gain/(loss) on financial instruments	43	(1)	44	(11)	(11)	—	(1)	1	(2)	(4)	(4)	—	(14)	2	(16)	(6)	(6)	—
(Loss)/gain on foreign exchange differences	(4)	(5)	1	1	1	—	(1)	(1)	—	—	—	—	(1)	(1)	—	(1)	—	(1)
Share of results of equity-accounted investees after tax	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other costs	(21)	(16)	(5)	6	10	(4)	(6)	(2)	(4)	(19)	(16)	(3)	(111)	(106)	(5)	(6)	(6)	—
Other income	40	39	1	9	8	1	17	17	—	3	3	—	2	2	—	2	2	—
(Loss)/gain on disposal of property, plant and equipment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
(Impairments)/reversal of impairments	(12)	(12)	—	(6)	—	(6)	—	—	—	—	—	—	(87)	(87)	—	(200)	(200)	—
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare obligation gain	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Restructuring costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transaction costs	(9)	(9)	—	—	—	—	(2)	(2)	—	(1)	—	(1)	—	—	—	—	—	—
Royalties and carbon tax	—	—	—	(8)	(8)	—	—	—	—	(4)	(4)	—	—	—	—	(4)	(4)	—
Mining and income tax	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current taxation	—	—	—	—	—	—	—	—	—	—	—	—	(3)	—	(3)	—	—	—
Deferred taxation	—	—	—	—	—	—	—	—	—	—	—	—	3	—	3	—	—	—
Profit/(loss) for the period	12	(28)	40	31	41	(10)	(11)	(2)	(9)	(53)	(49)	(4)	(251)	(232)	(19)	(225)	(223)	(2)
Sustaining capital expenditure	(3)	(3)	—	(8)	(8)	—	(6)	(6)	—	(2)	(2)	—	(8)	(8)	—	(4)	(4)	—
Ore reserve development	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Growth projects	(196)	—	(196)	—	—	—	(144)	—	(144)	(1)	—	(1)	(64)	—	(64)	—	—	—
Total capital expenditure	(199)	(3)	(196)	(8)	(8)	—	(150)	(6)	(144)	(3)	(2)	(1)	(72)	(8)	(64)	(4)	(4)	—
1Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment as it does not generate revenue. Corporate and reconciling items for total EU operations includes Keliber
2The average exchange rate for the six months ended 31 December 2024 was R17.92/US$, six months ended 30 June 2024 was R18.72/US$ and six months ended 31 December 2023 was R18.62/US$
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      67
Figures are in millions

	For the year ended 31 Dec 2024 (Unaudited)						For the year ended 31 Dec 2023 (Audited)
	EUROPE			AUSTRALIA			EUROPE			AUSTRALIA
SA rand	Total EU operations	Sandouville nickel refinery	Corporate and re- conciling items[1]	Total AUS operations	Century zinc retreatment operation	Corporate and re- conciling items[1]	Total EU operations	Sandouville nickel refinery	Corporate and re- conciling items[1]	Total AUS operations	Century zinc retreatment operation	Corporate and re- conciling items[1]
Revenue	2,784	2,784	—	3,983	3,983	—	3,024	3,024	—	2,251	2,251	—
Underground	—	—	—	—	—	—	—	—	—	—	—	—
Surface	—	—	—	3,983	3,983	—	—	—	—	2,251	2,251	—
Recycling/processing	2,784	2,784	—	—	—	—	3,024	3,024	—	—	—	—
Cost of sales, before amortisation and depreciation	(3,384)	(3,384)	—	(3,326)	(3,326)	—	(4,329)	(4,329)	—	(2,256)	(2,256)	—
Underground	—	—	—	—	—	—	—	—	—	—	—	—
Surface	—	—	—	(3,326)	(3,326)	—	—	—	—	(2,256)	(2,256)	—
Recycling/processing	(3,384)	(3,384)	—	—	—	—	(4,329)	(4,329)	—	—	—	—
Amortisation and depreciation	(38)	(29)	(9)	(118)	(117)	(1)	(206)	(199)	(7)	(1,059)	(1,059)	—
Interest income	53	1	52	2	1	1	53	—	53	10	6	4
Finance expense	(204)	(70)	(134)	(302)	(288)	(14)	(67)	(13)	(54)	(184)	(158)	(26)
Share-based payments	(13)	(7)	(6)	(5)	(5)	—	6	(8)	14	—	—	—
Gain/(loss)on financial instruments	772	7	765	(269)	(269)	—	(168)	44	(212)	515	515	—
(Loss)/gain on foreign exchange differences	(97)	(110)	13	12	10	2	55	55	—	(39)	(4)	(35)
Share of results of equity-accounted investees after tax	—	—	—	—	—	—	—	—	—	—	—	—
Other costs	(489)	(328)	(161)	(237)	(108)	(129)	(2,096)	(1,962)	(134)	(223)	(223)	—
Other income	1,030	1,019	11	213	200	13	102	95	7	42	42	—
(Loss)/gain on disposal of property, plant and equipment	—	—	—	—	—	—	—	—	—	—	—	—
(Impairments)/reversal of impairments	(221)	(221)	—	(111)	(4)	(107)	(1,607)	(1,607)	—	(3,689)	(3,689)	—
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare obligation gain	—	—	—	—	—	—	—	—	—	—	—	—
Restructuring costs	—	—	—	—	—	—	—	—	—	—	—	—
Transaction and project costs	(193)	(193)	—	(21)	—	(21)	—	—	—	(2)	—	(2)
Royalties and carbon tax	—	—	—	(216)	(216)	—	—	—	—	(131)	(131)	—
Mining and income tax	4	—	4	—	—	—	(44)	—	(44)	(2)	—	(2)
Current taxation	—	—	—	—	—	—	(80)	—	(80)	(2)	—	(2)
Deferred taxation	4	—	4	—	—	—	36	—	36	—	—	—
(Loss)/profit for the year	4	(531)	535	(395)	(139)	(256)	(5,277)	(4,900)	(377)	(4,767)	(4,706)	(61)
Sustaining capital expenditure	(173)	(173)	—	(186)	(186)	—	(248)	(248)	—	(114)	(114)	—
Ore reserve development	—	—	—	—	—	—	—	—	—	—	—	—
Growth projects	(6,221)	—	(6,221)	(16)	(6)	(10)	(2,470)	—	(2,470)	(51)	(51)	—
Total capital expenditure	(6,394)	(173)	(6,221)	(202)	(192)	(10)	(2,718)	(248)	(2,470)	(165)	(165)	—
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      68
Figures are in millions

	For the year ended 31 Dec 2024 (Unaudited)						For the year ended 31 Dec 2023 (Audited)
	EUROPE			AUSTRALIA			EUROPE			AUSTRALIA
US dollars[2]	Total EU operations	Sandouville nickel refinery	Corporate and re- conciling items[1]	Total AUS operations	Century zinc retreatment operation	Corporate and re- conciling items[1]	Total EU operations	Sandouville nickel refinery	Corporate and re- conciling items[1]	Total AUS operations	Century zinc retreatment operation	Corporate and re- conciling items[1]
Revenue	152	152	—	217	217	—	164	164	—	122	122	—
Underground	—	—	—	—	—	—	—	—	—	—	—	—
Surface	—	—	—	217	217	—	—	—	—	122	122	—
Recycling/processing	152	152	—	—	—	—	164	164	—	—	—	—
Cost of sales, before amortisation and depreciation	(185)	(185)	—	(182)	(182)	—	(235)	(235)	—	(122)	(122)	—
Underground	—	—	—	—	—	—	—	—	—	—	—	—
Surface	—	—	—	(182)	(182)	—	—	—	—	(122)	(122)	—
Recycling/processing	(185)	(185)	—	—	—	—	(235)	(235)	—	—	—	—
Amortisation and depreciation	(2)	(2)	—	(6)	(6)	—	(11)	(11)	—	(57)	(57)	—
Interest income	3	—	3	—	—	—	3	—	3	—	—	—
Finance expense	(11)	(4)	(7)	(17)	(16)	(1)	(4)	(1)	(3)	(10)	(9)	(1)
Share-based payments	—	—	—	—	—	—	1	—	1	—	—	—
Gain/(loss) on financial instruments	42	—	42	(15)	(15)	—	(10)	2	(12)	28	28	—
(Loss)/gain on foreign exchange differences	(5)	(6)	1	1	1	—	3	3	—	(2)	—	(2)
Share of results of equity-accounted investees after tax	—	—	—	—	—	—	—	—	—	—	—	—
Other costs	(27)	(18)	(9)	(13)	(6)	(7)	(114)	(107)	(7)	(12)	(12)	—
Other income	57	56	1	12	11	1	5	5	—	2	2	—
(Loss)/gain on disposal of property, plant and equipment	—	—	—	—	—	—	—	—	—	—	—	—
(Impairments)/reversal of impairments	(12)	(12)	—	(6)	—	(6)	(87)	(87)	—	(200)	(200)	—
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare obligation gain	—	—	—	—	—	—	—	—	—	—	—	—
Restructuring costs	—	—	—	—	—	—	—	—	—	—	—	—
Transaction and project costs	(11)	(11)	—	(1)	—	(1)	—	—	—	—	—	—
Royalties and carbon tax	—	—	—	(12)	(12)	—	—	—	—	(7)	(7)	—
Mining and income tax	—	—	—	—	—	—	(2)	—	(2)	—	—	—
Current taxation	—	—	—	—	—	—	(4)	—	(4)	—	—	—
Deferred taxation	—	—	—	—	—	—	2	—	2	—	—	—
(Loss)/profit for the year	1	(30)	31	(22)	(8)	(14)	(287)	(267)	(20)	(258)	(255)	(3)
Sustaining capital expenditure	(9)	(9)	—	(10)	(10)	—	(13)	(13)	—	(6)	(6)	—
Ore reserve development	—	—	—	—	—	—	—	—	—	—	—	—
Growth projects	(340)	—	(340)	(1)	—	(1)	(134)	—	(134)	(3)	(3)	—
Total capital expenditure	(349)	(9)	(340)	(11)	(10)	(1)	(147)	(13)	(134)	(9)	(9)	—
1Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment as it does not generate revenue. Corporate and reconciling items for total EU operations includes Keliber
2The average exchange rate for the year ended 31 December 2024 was R18.32/US$ and the year ended 31 December 2023 was R18.42/US$
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      69
ALL-IN COSTS – SIX MONTHS

US and SA PGM operations
Figures are in rand millions unless otherwise stated

			US and SA PGM operations[1]	US PGM operations[2]	Total SA PGM operations[1]	Rustenburg	Marikana[1]	Kroondal[3]	Plat Mile	Mimosa	Corporate
Cost of sales, before amortisation and depreciation[4]		Dec 2024	26,063	4,723	21,340	8,420	11,004	1,479	437	1,223	(1,223)
		Jun 2024	26,746	5,123	21,623	8,182	9,907	3,145	389	1,260	(1,260)
		Dec 2023	24,082	5,516	18,566	7,811	8,148	2,273	334	1,253	(1,253)
Royalties		Dec 2024	93	—	93	29	60	4	—	68	(68)
		Jun 2024	118	—	118	54	57	7	—	63	(63)
		Dec 2023	325	—	325	159	162	4	—	58	(58)
Carbon tax		Dec 2024	—	—	—	—	—	—	—	—	—
		Jun 2024	1	—	1	—	1	—	—	—	—
		Dec 2023	1	—	1	—	1	—	—	—	—
Community costs		Dec 2024	209	—	209	31	144	34	—	—	—
		Jun 2024	129	—	129	23	87	19	—	—	—
		Dec 2023	55	—	55	16	37	2	—	—	—
Inventory change		Dec 2024	261	(632)	893	56	(1,175)	2,012	—	6	(6)
		Jun 2024	(1,079)	(368)	(711)	(457)	(264)	10	—	1	(1)
		Dec 2023	1,469	(290)	1,759	310	1,455	(6)	—	(5)	5
Share-based payments[5]		Dec 2024	170	54	116	39	51	22	—	—	—
		Jun 2024	124	37	87	26	44	14	—	—	—
		Dec 2023	124	69	55	20	30	3	—	—	—
Rehabilitation interest and amortisation[6]		Dec 2024	64	22	42	(1)	3	40	—	4	(4)
		Jun 2024	72	23	49	(5)	14	40	—	2	(2)
		Dec 2023	106	43	63	1	25	37	—	2	(2)
Leases		Dec 2024	28	2	26	9	16	—	1	—	—
		Jun 2024	39	2	37	10	22	4	1	—	—
		Dec 2023	42	6	36	13	21	2	—	—	—
Ore reserve development		Dec 2024	1,998	701	1,297	383	914	—	—	—	—
		Jun 2024	2,394	1,219	1,175	316	859	—	—	—	—
		Dec 2023	3,070	1,863	1,207	312	895	—	—	—	—
Sustaining capital expenditure		Dec 2024	1,857	220	1,637	556	736	314	31	256	(256)
		Jun 2024	1,321	391	930	347	382	190	11	292	(292)
		Dec 2023	2,667	1,394	1,273	371	701	175	26	547	(547)
Less: By-product credit		Dec 2024	(6,175)	(414)	(5,761)	(2,339)	(2,509)	(632)	(281)	(300)	300
		Jun 2024	(6,354)	(438)	(5,916)	(2,673)	(2,497)	(601)	(145)	(289)	289
		Dec 2023	(6,180)	(376)	(5,804)	(2,790)	(2,615)	(363)	(36)	(368)	368
Total All-in-sustaining costs[7]		Dec 2024	24,568	4,676	19,892	7,183	9,244	3,273	188	1,257	(1,257)
		Jun 2024	23,511	5,989	17,522	5,823	8,612	2,828	256	1,329	(1,329)
		Dec 2023	25,761	8,225	17,536	6,223	8,860	2,127	324	1,487	(1,487)
Plus: Corporate cost, growth and capital expenditure		Dec 2024	536	165	371	22	339	—	2	—	8
		Jun 2024	612	150	462	79	368	—	15	—	—
		Dec 2023	970	370	600	—	509	2	89	—	—
Total All-in-costs[7]		Dec 2024	25,104	4,841	20,263	7,205	9,583	3,273	190	1,257	(1,249)
		Jun 2024	24,123	6,139	17,984	5,902	8,980	2,828	271	1,329	(1,329)
		Dec 2023	26,731	8,595	18,136	6,223	9,369	2,129	413	1,487	(1,487)
PGM production	4Eoz - 2Eoz	Dec 2024	1,144,507	187,703	956,804	315,138	412,874	144,888	22,933	60,971	—
		Jun 2024	1,116,745	238,139	878,606	295,266	362,835	135,668	23,169	61,668	—
		Dec 2023	1,142,366	221,759	920,607	343,946	388,477	102,736	26,482	58,966	—
	kg	Dec 2024	35,598	5,838	29,760	9,802	12,842	4,507	713	1,896	—
		Jun 2024	34,735	7,407	27,328	9,184	11,285	4,220	721	1,918	—
		Dec 2023	35,532	6,897	28,634	10,698	12,083	3,195	824	1,834	—
All-in-sustaining cost[7]	R/4Eoz - R/2Eoz	Dec 2024	22,674	24,912	22,205	22,793	22,389	22,590	8,198	20,616	—
		Jun 2024	22,284	25,149	21,448	19,721	23,735	20,845	11,049	21,551	—
		Dec 2023	23,778	37,090	20,352	18,093	22,807	20,704	12,235	25,218	—
	US$/4Eoz - US$/2Eoz	Dec 2024	1,265	1,390	1,239	1,272	1,249	1,261	457	1,150	—
		Jun 2024	1,190	1,343	1,146	1,053	1,268	1,114	590	1,151	—
		Dec 2023	1,277	1,992	1,093	972	1,225	1,112	657	1,354	—
All-in-cost[7]	R/4Eoz - R/2Eoz	Dec 2024	23,169	25,791	22,619	22,863	23,210	22,590	8,285	20,616	—
		Jun 2024	22,864	25,779	22,014	19,989	24,750	20,845	11,697	21,551	—
		Dec 2023	24,673	38,758	21,048	18,093	24,117	20,723	15,595	25,218	—
	US$/4Eoz - US$/2Eoz	Dec 2024	1,293	1,439	1,262	1,276	1,295	1,261	462	1,150	—
		Jun 2024	1,221	1,377	1,176	1,068	1,322	1,114	625	1,151	—
		Dec 2023	1,325	2,082	1,130	972	1,295	1,113	838	1,354	—
Average exchange rate for the six months ended 31 December 2024, 30 June 2024 and 31 December 2023 was R17.92/US$, R18.72/US$ and R18.62/US$, respectively
Figures may not add as they are rounded independently
1The US and SA PGM operations, Total SA PGM operations and Marikana includes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Six Months” and “Reconciliation of AISC and AIC excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana – Six Months”
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown. The US Reldan operations cost and performance are also excluded from the above table
3Kroondal operation includes 100% of production and costs from 1 November 2023, the effective date of acquiring Anglo Platinum's 50% share of the Kroondal PSA
4Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
5Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      70
6Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production
7All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce and All-in cost per ounce are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period

Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Six months
		US and SA PGM operations			Total SA PGM operations			Marikana
	Rm	Dec 2024	Jun 2024	Dec 2023	Dec 2024	Jun 2024	Dec 2023	Dec 2024	Jun 2024	Dec 2023
Cost of sales, before amortisation and depreciation as reported per table above		26,063	26,746	24,082	21,340	21,623	18,566	11,004	9,907	8,148
Inventory change as reported per table above		261	(1,079)	1,469	893	(711)	1,759	(1,175)	(264)	1,455
Less: Chrome cost of sales		(1,016)	(1,040)	(1,007)	(1,016)	(1,040)	(1,007)	(186)	(208)	(233)
Total operating cost including third party PoC		25,308	24,627	24,544	21,217	19,872	19,318	9,643	9,435	9,370
Less: Purchase cost of PoC		(1,162)	(1,244)	(1,158)	(1,162)	(1,244)	(1,158)	(1,162)	(1,244)	(1,158)
Total operating cost excluding third party PoC		24,146	23,383	23,386	20,055	18,628	18,160	8,481	8,191	8,212

PGM production as reported per table above	4Eoz- 2Eoz	1,144,507	1,116,745	1,142,366	956,804	878,606	920,607	412,874	362,835	388,477
Less: Mimosa production		(60,971)	(61,668)	(58,966)	(60,971)	(61,668)	(58,966)	—	—	—
PGM production excluding Mimosa		1,083,536	1,055,077	1,083,400	895,833	816,938	861,641	412,874	362,835	388,477
Less: PoC production		(46,318)	(50,146)	(46,862)	(46,318)	(50,146)	(46,862)	(46,318)	(50,146)	(46,862)
PGM production excluding Mimosa and third party PoC		1,037,218	1,004,931	1,036,538	849,515	766,792	814,779	366,556	312,689	341,615

PGM production including Mimosa and excluding third party PoC		1,098,189	1,066,599	1,095,504	910,486	828,460	873,745	366,556	312,689	341,615

Tonnes milled/treated	kt	18,545	18,426	19,012	18,035	17,807	18,406	5,191	4,982	5,158
Less: Mimosa tonnes		(734)	(735)	(712)	(734)	(735)	(712)	—	—	—
PGM tonnes excluding Mimosa and third party PoC		17,811	17,691	18,300	17,301	17,072	17,694	5,191	4,982	5,158
Operating cost including third party PoC	R/4Eoz-R/2Eoz	23,357	23,341	22,655	23,684	24,325	22,420	23,356	26,004	24,120
	US$/4Eoz-US$/2Eoz	1,303	1,247	1,217	1,322	1,299	1,204	1,303	1,389	1,295
	R/t	1,421	1,392	1,341	1,226	1,164	1,092	1,858	1,894	1,817
	US$/t	79	74	72	68	62	59	104	101	98
Operating cost excluding third party PoC	R/4Eoz-R/2Eoz	23,280	23,268	22,562	23,608	24,293	22,288	23,137	26,195	24,039
	US$/4Eoz-US$/2Eoz	1,299	1,243	1,212	1,317	1,298	1,197	1,291	1,399	1,291
	R/t	1,356	1,322	1,278	1,159	1,091	1,026	1,634	1,644	1,592
	US$/t	76	71	69	65	58	55	91	88	86

Reconciliation of AISC and AIC excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Six Months
		US and SA PGM operations			Total SA PGM operations			Marikana
	Rm	Dec 2024	Jun 2024	Dec 2023	Dec 2024	Jun 2024	Dec 2023	Dec 2024	Jun 2024	Dec 2023
Total All-in-sustaining cost as reported per table above		24,568	23,511	25,761	19,892	17,522	17,536	9,244	8,612	8,860
Less: Purchase cost of PoC		(1,162)	(1,244)	(1,158)	(1,162)	(1,244)	(1,158)	(1,162)	(1,244)	(1,158)
Add: By-product credit of PoC		229	233	213	229	233	213	229	233	213
Total All-in-sustaining cost excluding third party PoC		23,635	22,500	24,816	18,959	16,511	16,591	8,311	7,601	7,915
Plus: Corporate cost, growth and capital expenditure		536	612	970	371	462	600	339	368	509
Total All-in-cost excluding third party PoC		24,171	23,112	25,786	19,330	16,973	17,191	8,650	7,969	8,424

PGM production excluding Mimosa and third party PoC	4Eoz- 2Eoz	1,037,218	1,004,931	1,036,538	849,515	766,792	814,779	366,556	312,689	341,615

All-in-sustaining cost excluding third party PoC	R/4Eoz-R/2Eoz	22,787	22,390	23,941	22,317	21,533	20,363	22,673	24,308	23,169
	US$/4Eoz-US$/2Eoz	1,272	1,196	1,286	1,245	1,150	1,094	1,265	1,299	1,244

All-in-cost excluding third party PoC	R/4Eoz-R/2Eoz	23,304	22,999	24,877	22,754	22,135	21,099	23,598	25,485	24,659
	US$/4Eoz-US$/2Eoz	1,300	1,229	1,336	1,270	1,182	1,133	1,317	1,361	1,324
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      71
ALL-IN COSTS – SIX MONTHS (continued)

SA gold operations
Figures are in rand millions unless otherwise stated

			SA OPERATIONS
			Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation[1]		Dec 2024	11,615	3,359	3,057	2,128	747	2,324	—
		Jun 2024	11,982	3,590	3,269	2,131	832	2,160	—
		Dec 2023	11,942	3,219	3,970	1,933	668	2,152	—
Royalties		Dec 2024	59	24	18	43	3	—	(29)
		Jun 2024	56	25	16	13	3	—	(1)
		Dec 2023	53	19	21	11	3	—	(1)
Carbon tax		Dec 2024	—	—	—	—	—	—	—
		Jun 2024	—	—	—	—	—	—	—
		Dec 2023	—	—	—	—	—	—	—
Community costs		Dec 2024	8	—	—	—	—	8	—
		Jun 2024	5	—	—	—	—	5	—
		Dec 2023	(7)	(1)	(2)	(8)	—	4	—
Share-based payments[2]		Dec 2024	72	24	21	11	—	14	2
		Jun 2024	51	16	13	7	—	13	2
		Dec 2023	50	15	10	9	—	14	2
Rehabilitation interest and amortisation[3]		Dec 2024	118	(1)	13	54	52	(3)	3
		Jun 2024	108	—	12	49	53	(9)	3
		Dec 2023	88	(1)	9	36	43	(2)	3
Leases		Dec 2024	17	—	5	4	—	8	—
		Jun 2024	16	—	5	1	—	10	—
		Dec 2023	31	—	10	9	1	11	—
Ore reserve development		Dec 2024	1,432	844	487	101	—	—	—
		Jun 2024	1,405	819	445	141	—	—	—
		Dec 2023	1,298	701	441	156	—	—	—
Sustaining capital expenditure		Dec 2024	516	202	141	56	—	117	—
		Jun 2024	415	178	106	8	—	123	—
		Dec 2023	815	300	242	72	—	201	—
Less: By-product credit		Dec 2024	(18)	(6)	(3)	(2)	—	(7)	—
		Jun 2024	(17)	(3)	(2)	(2)	—	(10)	—
		Dec 2023	(8)	(3)	(3)	(2)	—	—	—
Total All-in-sustaining costs[4]		Dec 2024	13,819	4,446	3,739	2,395	802	2,461	(24)
		Jun 2024	14,021	4,625	3,864	2,348	888	2,292	4
		Dec 2023	14,262	4,249	4,698	2,216	715	2,380	4
Plus: Corporate cost, growth and capital expenditure		Dec 2024	901	—	—	—	—	796	105
		Jun 2024	2,650	—	—	—	—	2,335	315
		Dec 2023	1,255	—	50	—	—	454	751
Total All-in-costs[4]		Dec 2024	14,720	4,446	3,739	2,395	802	3,257	81
		Jun 2024	16,671	4,625	3,864	2,348	888	4,627	319
		Dec 2023	15,517	4,249	4,748	2,216	715	2,834	755
Gold sold	kg	Dec 2024	11,028	3,404	2,553	1,938	566	2,567	—
		Jun 2024	11,211	3,772	2,399	1,935	651	2,454	—
		Dec 2023	11,863	3,172	3,646	1,906	604	2,535	—
	oz	Dec 2024	354,558	109,441	82,081	62,308	18,197	82,531	—
		Jun 2024	360,442	121,273	77,130	62,212	20,930	78,898	—
		Dec 2023	381,404	101,982	117,222	61,279	19,419	81,502	—
All-in-sustaining cost[4]	R/kg	Dec 2024	1,253,083	1,306,110	1,464,552	1,235,810	1,416,961	958,707	—
		Jun 2024	1,250,647	1,226,140	1,610,671	1,213,437	1,364,055	933,985	—
		Dec 2023	1,202,225	1,339,533	1,288,535	1,162,644	1,183,775	938,856	—
All-in-sustaining cost	US$/oz	Dec 2024	2,175	2,267	2,542	2,145	2,459	1,664	—
		Jun 2024	2,078	2,037	2,676	2,016	2,266	1,552	—
		Dec 2023	2,008	2,238	2,152	1,942	1,977	1,568	—
All-in-cost[4]	R/kg	Dec 2024	1,334,784	1,306,110	1,464,552	1,235,810	1,416,961	1,268,796	—
		Jun 2024	1,487,022	1,226,140	1,610,671	1,213,437	1,364,055	1,885,493	—
		Dec 2023	1,308,017	1,339,533	1,302,249	1,162,644	1,183,775	1,117,949	—
All-in-cost	US$/oz	Dec 2024	2,317	2,267	2,542	2,145	2,459	2,202	—
		Jun 2024	2,471	2,037	2,676	2,016	2,266	3,133	—
		Dec 2023	2,185	2,238	2,175	1,942	1,977	1,867	—
Average exchange rate for the six months ended 31 December 2024, 30 June 2024 and 31 December 2023 was R17.92/US$, R18.72/US$ and R18.62/US$, respectively
Figures may not add as they are rounded independently
1Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
2Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
3Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production
4All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      72
ALL-IN COSTS – SIX MONTHS (continued)

Australian operations
Figures are in rand millions unless otherwise stated

Century zinc retreatment operation

Cost of sales, before amortisation and depreciation[1]		Dec 2024	1,727
		Jun 2024	1,600
		Dec 2023	1,404
Royalties		Dec 2024	150
		Jun 2024	66
		Dec 2023	79
Community costs		Dec 2024	28
		Jun 2024	26
		Dec 2023	37
Inventory change		Dec 2024	(275)
		Jun 2024	(73)
		Dec 2023	125
Share-based payments[2]		Dec 2024	4
		Jun 2024	3
		Dec 2023	—
Rehabilitation interest and amortisation[3]		Dec 2024	47
		Jun 2024	109
		Dec 2023	11
Leases		Dec 2024	50
		Jun 2024	66
		Dec 2023	57
Sustaining capital expenditure		Dec 2024	151
		Jun 2024	35
		Dec 2023	73
Less: By-product credit		Dec 2024	(144)
		Jun 2024	(74)
		Dec 2023	(101)
Total All-in-sustaining costs[4]		Dec 2024	1,738
		Jun 2024	1,758
		Dec 2023	1,685
Plus: Corporate cost, growth and capital expenditure		Dec 2024	7
		Jun 2024	7
		Dec 2023	75
Total All-in-costs[4]		Dec 2024	1,745
		Jun 2024	1,765
		Dec 2023	1,760
Zinc metal produced (payable)	kt	Dec 2024	40
		Jun 2024	42
		Dec 2023	51
All-in-sustaining cost[4]	R/tZn	Dec 2024	43,244
		Jun 2024	41,710
		Dec 2023	32,746
	US$/tZn	Dec 2024	2,413
		Jun 2024	2,228
		Dec 2023	1,759
All-in-cost[4]	R/tZn	Dec 2024	43,418
		Jun 2024	41,876
		Dec 2023	34,203
	US$/tZn	Dec 2024	2,423
		Jun 2024	2,237
		Dec 2023	1,837
Average exchange rate for the six months ended 31 December 2024, 30 June 2024 and 31 December 2023 was R17.92/US$, R18.72/US$ and R18.62/US$, respectively
Figures may not add as they are rounded independently
1Cost of sales, before amortisation and depreciation includes all mining and processing costs, corporate general and administrative costs, and permitting costs
2Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
3Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current zinc production
4All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per tonne and All-in cost per tonne are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total tonnes of zinc metal produced (payable) in the same period
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      73
UNIT OPERATING COST – SIX MONTHS

US and SA PGM operations
Figures are in rand millions unless otherwise stated

			US and SA PGM operations[1]	US PGM operations	Total SA PGM operations[1,3]	Rustenburg[3]		Marikana[3]		Kroondal[3,4]	Plat Mile4	Mimosa
				Under- ground[2]	Total	Under- ground	Surface	Under- ground	Surface	Attribu- table	Surface	Attribu- table

Cost of sales, before amortisation and depreciation		Dec 2024	26,063	4,723	21,340	7,749	671	11,004		1,479	437	1,223
		Jun 2024	26,746	5,123	21,623	7,544	638	9,907		3,145	389	1,260
		Dec 2023	24,082	5,516	18,566	7,152	659	8,148		2,273	334	1,253
Inventory change		Dec 2024	261	(632)	893	58	(2)	(1,175)		2,012	—	6
		Jun 2024	(1,079)	(368)	(711)	(485)	28	(264)		10	—	1
		Dec 2023	1,469	(290)	1,759	136	174	1,455		(6)	—	(5)
Less: Chrome cost of sales		Dec 2024	(1,016)	—	(1,016)	(728)	—	(186)		(6)	(96)	—
		Jun 2024	(1,040)	—	(1,040)	(754)	—	(208)		(8)	(70)	—
		Dec 2023	(1,007)	—	(1,007)	(767)	—	(233)		(7)	—	—
Less: Purchase cost of PoC		Dec 2024	(1,162)	—	(1,162)	—	—	(1,162)		—	—	—
		Jun 2024	(1,244)	—	(1,244)	—	—	(1,244)		—	—	—
		Dec 2023	(1,158)	—	(1,158)	—	—	(1,158)		—	—	—
Total operating cost excluding third party PoC		Dec 2024	24,146	4,091	20,055	7,079	669	8,481		3,485	341	1,229
		Jun 2024	23,383	4,755	18,628	6,305	666	8,191		3,147	319	1,261
		Dec 2023	23,386	5,226	18,160	6,521	833	8,212		2,260	334	1,248
Tonnes milled/treated excluding third party PoC[5]	kt	Dec 2024	17,811	510	17,301	2,866	2,630	3,207	1,984	2,438	4,176	734
		Jun 2024	17,691	618	17,072	2,710	2,740	2,931	2,051	2,327	4,313	735
		Dec 2023	18,300	606	17,694	3,089	2,837	3,261	1,897	1,655	4,956	712
PGM production excluding third party PoC[5]	4Eoz - 2Eoz	Dec 2024	1,037,218	187,703	849,515	281,232	33,906	366,556		144,888	22,933	60,971
		Jun 2024	1,004,931	238,139	766,792	257,059	38,207	312,689		135,668	23,169	61,668
		Dec 2023	1,036,538	221,759	814,779	296,159	47,787	341,615		102,736	26,482	58,966
Operating cost[6]	R/t	Dec 2024	1,356	8,018	1,159	2,470	254	1,634		1,429	82	1,675
		Jun 2024	1,322	7,690	1,091	2,326	243	1,644		1,353	74	1,715
		Dec 2023	1,278	8,631	1,026	2,111	294	1,592		1,366	67	1,754
	US$/t	Dec 2024	76	447	65	138	14	91		80	5	93
		Jun 2024	71	411	58	124	13	88		72	4	92
		Dec 2023	69	464	55	113	16	86		73	4	94
	R/4Eoz - R/2Eoz	Dec 2024	23,280	21,795	23,608	25,171	19,731	23,137		24,053	14,869	20,157
		Jun 2024	23,268	19,967	24,293	24,527	17,431	26,195		23,196	13,768	20,448
		Dec 2023	22,562	23,566	22,288	22,019	17,432	24,039		21,998	12,612	21,165
	US$/4Eoz - US$/2Eoz	Dec 2024	1,299	1,216	1,317	1,405	1,101	1,291		1,342	830	1,125
		Jun 2024	1,243	1,067	1,298	1,310	931	1,399		1,239	735	1,092
		Dec 2023	1,212	1,266	1,197	1,183	936	1,291		1,181	677	1,137
Average exchange rate for the six months ended 31 December 2024, 30 June 2024 and 31 December 2023 was R17.92/US$, R18.72/US$ and R18.62/US$, respectively
Figures may not add as they are rounded independently
1  US and SA PGM operations and Total SA PGM operations exclude the results of Mimosa, which is equity accounted
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’
    underground production, the operation treats various recycling material which is excluded from the statistics shown above. The US Reldan operations cost and performance are also excluded from the above table
3Cost of sales, before amortisation and depreciation for Total SA PGM, Rustenburg, Marikana and Kroondal includes the Chrome cost of sales which is excluded for unit cost calculation purposes as Chrome production is excluded from the 4Eoz production
4  Kroondal operation includes 100% of production and costs from 1 November 2023, the effective date of acquiring Anglo Platinum's 50% share of the Kroondal PSA
5  For a reconciliation of the production excluding Mimosa and third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Six Months”
6  Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the PGM produced in the same period
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      74
UNIT OPERATING COST – SIX MONTHS (continued)

SA gold operations
Figures are in rand millions unless otherwise stated

			Total SA gold operations			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface

Cost of sales, before amortisation and depreciation		Dec 2024	11,615	8,295	3,320	3,359	—	2,815	242	2,121	7	747	2,324
		Jun 2024	11,982	8,647	3,335	3,575	15	2,959	310	2,113	18	832	2,160
		Dec 2023	11,942	8,764	3,178	3,204	15	3,641	329	1,919	14	668	2,152
Inventory change		Dec 2024	179	158	21	106	—	(1)	(5)	53	—	35	(9)
		Jun 2024	(437)	(429)	(8)	(228)	—	(69)	(7)	(132)	—	(4)	3
		Dec 2023	451	388	63	164	—	20	8	204	—	23	32
Total operating cost		Dec 2024	11,794	8,453	3,341	3,465	—	2,814	237	2,174	7	782	2,315
		Jun 2024	11,545	8,218	3,327	3,347	15	2,890	303	1,981	18	828	2,163
		Dec 2023	12,393	9,152	3,241	3,368	15	3,661	337	2,123	14	691	2,184
Tonnes milled/treated	kt	Dec 2024	17,725	1,859	15,866	578	4	587	574	694	19	2,353	12,916
		Jun 2024	15,796	1,735	14,062	574	46	560	784	601	57	2,072	11,103
		Dec 2023	16,190	1,870	14,320	527	33	649	899	695	35	2,187	11,165
Gold produced	kg	Dec 2024	11,212	7,874	3,338	3,466	2	2,378	189	2,030	4	579	2,564
		Jun 2024	10,703	7,164	3,539	3,499	48	1,944	381	1,721	10	645	2,455
		Dec 2023	12,250	8,574	3,676	3,241	59	3,204	443	2,129	9	618	2,547
	oz	Dec 2024	360,474	253,155	107,319	111,434	64	76,454	6,076	65,266	129	18,615	82,434
		Jun 2024	344,109	230,328	113,781	112,495	1,543	62,501	12,249	55,331	322	20,737	78,930
		Dec 2023	393,847	275,660	118,186	104,201	1,897	103,011	14,243	68,449	289	19,869	81,888
Operating cost[1]	R/t	Dec 2024	665	4,546	211	5,992	—	4,794	413	3,132	361	332	179
		Jun 2024	731	4,738	237	5,832	326	5,160	387	3,298	316	400	195
		Dec 2023	765	4,894	226	6,394	450	5,643	375	3,057	397	316	196
	US$/t	Dec 2024	37	254	12	334	—	268	23	175	20	19	10
		Jun 2024	39	253	13	312	17	276	21	176	17	21	10
		Dec 2023	41	263	12	343	24	303	20	164	21	17	11
	R/kg	Dec 2024	1,051,909	1,073,533	1,000,899	999,711	—	1,183,347	1,253,968	1,070,936	1,750,000	1,350,604	902,886
		Jun 2024	1,078,670	1,147,125	940,096	956,559	312,500	1,486,626	795,276	1,151,075	1,800,000	1,283,721	881,059
		Dec 2023	1,011,673	1,067,413	881,665	1,039,185	254,237	1,142,634	760,722	997,182	1,555,556	1,118,123	857,479
	US$/oz	Dec 2024	1,826	1,863	1,737	1,735	—	2,054	2,176	1,859	3,037	2,344	1,567
		Jun 2024	1,792	1,906	1,562	1,589	519	2,470	1,321	1,913	2,991	2,133	1,464
		Dec 2023	1,690	1,783	1,473	1,736	425	1,909	1,271	1,666	2,598	1,868	1,432
Average exchange rate for the six months ended 31 December 2024, 30 June 2024 and 31 December 2023 was R17.92/US$, R18.72/US$ and R18.62/US$, respectively
Figures may not add as they are rounded independently
1  Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      75
SALIENT FEATURES AND COST BENCHMARKS – YEAR

US and SA PGM operations

			US and SA PGM operations[1]	US PGM operations	Total SA PGM operations[1]			Rustenburg		Marikana[1]		Kroondal[3]	Plat Mile	Mimosa
				Under- ground[2]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Attribu- table
Production
Tonnes milled/treated	kt	Dec 2024	36,971	1,129	35,842	17,947	17,895	5,576	5,370	6,138	4,036	4,765	8,489	1,469
		Dec 2023	37,223	1,174	36,048	16,786	19,262	6,073	5,486	6,253	3,626	3,068	10,150	1,392
Plant head grade	g/t	Dec 2024	2.41	12.95	2.08	3.23	0.92	3.49	1.06	3.76	1.01	2.21	0.79	3.38
		Dec 2023	2.32	12.50	1.99	3.29	0.85	3.41	1.03	3.63	0.92	2.28	0.73	3.43
Plant recoveries	%	Dec 2024	75.61	90.68	72.55	85.09	28.90	86.04	39.40	86.86	26.52	82.87	21.38	76.83
		Dec 2023	75.71	90.97	72.67	84.96	31.23	86.21	46.46	86.60	26.26	82.83	21.75	75.77
Yield	g/t	Dec 2024	1.82	11.74	1.51	2.75	0.27	3.00	0.42	3.27	0.27	1.83	0.17	2.60
		Dec 2023	1.75	11.37	1.44	2.80	0.27	2.94	0.48	3.14	0.24	1.89	0.16	2.60
PGM production[4]	4Eoz - 2Eoz	Dec 2024	2,164,788	425,842	1,738,946	1,585,976	152,970	538,291	72,113	644,490	34,755	280,556	46,102	122,639
		Dec 2023	2,100,199	427,272	1,672,927	1,508,546	164,381	574,005	84,412	631,981	28,168	186,252	51,801	116,308
PGM sold[5]	4Eoz - 2Eoz	Dec 2024	2,268,919	461,662	1,807,257			530,984	83,024	840,828		188,824	46,102	117,495
		Dec 2023	2,144,816	425,007	1,719,809			542,773	76,032	753,189		186,252	51,801	109,762
Price and costs[6]
Average PGM basket price[7]	R/4Eoz - R/2Eoz	Dec 2024	22,891	18,097	24,213			24,374	22,483	24,230		24,764	22,468	22,229
		Dec 2023	27,715	22,890	28,979			29,395	24,810	29,181		29,586	25,924	25,942
	US$/4Eoz - US$/2Eoz	Dec 2024	1,250	988	1,322			1,331	1,227	1,323		1,352	1,227	1,214
		Dec 2023	1,505	1,243	1,574			1,596	1,347	1,585		1,607	1,408	1,409
Operating cost[8]	R/t	Dec 2024	1,339	7,839	1,125			2,400	249	1,639		1,392	78	1,696
		Dec 2023	1,210	7,837	986			2,075	247	1,583		1,282	63	1,723
	US$/t	Dec 2024	73	428	61			131	14	89		76	4	93
		Dec 2023	66	426	54			113	13	86		70	3	94
	R/4Eoz - R/2Eoz	Dec 2024	23,275	20,775	23,933			24,862	18,513	24,545		23,642	14,316	20,312
		Dec 2023	21,862	21,539	21,951			21,955	16,029	23,693		21,111	12,374	20,626
	US$/4Eoz - US$/2Eoz	Dec 2024	1,271	1,134	1,307			1,357	1,011	1,340		1,291	782	1,109
		Dec 2023	1,187	1,170	1,192			1,192	870	1,287		1,146	672	1,120
Adjusted EBITDA margin[8]	%	Dec 2024		(1)	14
		Dec 2023		7	32
All-in sustaining cost[8,9]	R/4Eoz - R/2Eoz	Dec 2024	22,593	25,042	21,948			21,307		23,430		21,757	9,674	21,103
		Dec 2023	23,158	34,465	20,054			18,204		22,742		19,441	11,486	24,255
	US$/4Eoz - US$/2Eoz	Dec 2024	1,233	1,367	1,198			1,163		1,279		1,188	528	1,152
		Dec 2023	1,258	1,872	1,089			989		1,235		1,056	624	1,317
All-in cost[8,9]	R/4Eoz - R/2Eoz	Dec 2024	23,157	25,784	22,465			21,473		24,473		21,757	10,065	21,103
		Dec 2023	24,075	36,277	20,726			18,204		24,105		19,549	13,899	24,255
	US$/4Eoz - US$/2Eoz	Dec 2024	1,264	1,408	1,226			1,172		1,336		1,188	549	1,152
		Dec 2023	1,307	1,970	1,125			989		1,309		1,062	755	1,317
Capital expenditure[6]
Ore reserve development	Rm	Dec 2024	4,392	1,920	2,472			699		1,773		—	—	—
		Dec 2023	6,440	3,889	2,551			669		1,882		—	—	—
Sustaining capital	Rm	Dec 2024	3,178	611	2,567			903		1,118		504	42	548
		Dec 2023	4,236	2,178	2,058			644		1,097		287	30	1,057
Corporate and projects	Rm	Dec 2024	1,098	291	807			101		680		—	18	—
		Dec 2023	1,812	774	1,038			—		893		20	125	—
Total capital expenditure	Rm	Dec 2024	8,668	2,822	5,846			1,703		3,571		504	60	548
		Dec 2023	12,488	6,841	5,647			1,313		3,872		307	155	1,057
Total capital expenditure	US$m	Dec 2024	473	154	319			93		195		28	3	30
		Dec 2023	678	371	307			71		210		17	8	57
S
Average exchange rates for the year ended 31 December 2024 and 31 December 2023 were R18.32/US$ and R18.42/US$, respectively
Figures may not add as they are rounded independently
1The US and SA PGM operations, Total SA PGM operations and Marikana excludes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Year” and “Reconciliation of AISC and AIC excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana – Year”
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’ underground production, the operation treats various recycling material, which is excluded from the statistics shown above and is detailed in the PGM recycling table below. The US Reldan operations salient features are separately disclosed below
3Kroondal operation includes 100% of production and costs from 1 November 2023, the effective date of acquiring Anglo Platinum's 50% share of the Kroondal PSA
4Production per product – see prill split in the table below
5PGM sold includes the third party PoC ounces sold
6The US and SA PGM operations and Total SA PGM operations’ unit cost benchmarks and capital expenditure exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
7The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to purchase of concentrate adjustment
8Operating cost, Adjusted EBITDA margin, All-in sustaining costs and All-in costs are not measures of performance under IFRS Accounting Standards and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS Accounting Standards. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-
Stillwater
9All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see "All-in costs - Year"
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      76

Mining - PGM Prill split including third party PoC, excluding recycling and Reldan operations
	US AND SA PGM OPERATIONS				TOTAL SA PGM OPERATIONS				US PGM OPERATIONS
	Dec 2024		Dec 2023		Dec 2024		Dec 2023		Dec 2024		Dec 2023
		%		%		%		%		%		%
Platinum	1,186,718	52%	1,152,025	52%	1,089,955	59%	1,054,341	60%	96,763	23%	97,684	23%
Palladium	877,730	39%	855,717	39%	548,651	30%	526,129	30%	329,079	77%	329,588	77%
Rhodium	165,636	7%	157,747	7%	165,636	9%	157,747	9%
Gold	31,168	1%	31,113	1%	31,168	2%	31,113	2%
PGM production 4E/2E	2,261,252	100%	2,196,602	100%	1,835,410	100%	1,769,330	100%	425,842	100%	427,272	100%
Ruthenium	265,508		250,879		265,508		250,879
Iridium	63,986		63,134		63,986		63,134
Total 6E/2E	2,590,746		2,510,615		2,164,904		2,083,343		425,842		427,272
Figures may not add as they are rounded independently

US PGM Recycling
	Unit	Dec 2024	Dec 2023
Average catalyst fed/day	Tonne	10.6	10.5
Total processed	Tonne	3,880	3,851
Tolled	Tonne	—	—
Purchased	Tonne	3,880	3,851
PGM fed	3Eoz	316,470	310,314
PGM sold	3Eoz	325,488	309,121
PGM tolled returned	3Eoz	—	7,460

US RELDAN OPERATIONS[1]
	Unit	Dec 2024
Volume sold:
Gold	oz	107,680
Silver	oz	1,660,299
Platinum	oz	15,292
Palladium	oz	19,835
Other (Rhodium, Ruthenium, Iridium)	oz	63
Copper	Lbs	2,590,335
Mixed scrap	Lbs	4,690,801
1 The acquisition of the Reldan Group of Companies (Reldan) was concluded on 15 March 2024. The year ended 31 December 2024 include the results since acquisition
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      77
SALIENT FEATURES AND COST BENCHMARKS – YEAR (continued)

SA gold operations

			SA OPERATIONS
			Total SA gold			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface
Production
Tonnes milled/treated	kt	Dec 2024	33,522	3,594	29,928	1,152	50	1,147	1,358	1,295	76	4,425	24,019
		Dec 2023	31,941	4,055	27,886	1,237	258	1,399	1,565	1,420	366	4,289	21,408
Yield	g/t	Dec 2024	0.65	4.18	0.23	6.05	1.00	3.77	0.42	2.90	0.18	0.28	0.21
		Dec 2023	0.79	4.45	0.26	5.76	0.52	4.85	0.42	2.93	0.22	0.28	0.24
Gold produced	kg	Dec 2024	21,915	15,038	6,877	6,965	50	4,322	570	3,751	14	1,224	5,019
		Dec 2023	25,212	18,064	7,148	7,125	133	6,783	650	4,156	81	1,186	5,098
	oz	Dec 2024	704,583	483,483	221,101	223,930	1,608	138,955	18,326	120,597	450	39,353	161,365
		Dec 2023	810,584	580,771	229,813	229,074	4,276	218,078	20,898	133,618	2,604	38,131	163,904
Gold sold	kg	Dec 2024	22,239	15,337	6,902	7,110	66	4,368	584	3,859	14	1,217	5,021
		Dec 2023	25,429	18,178	7,251	7,056	168	7,011	697	4,111	81	1,219	5,086
	oz	Dec 2024	715,000	493,096	221,904	228,592	2,122	140,434	18,776	124,070	450	39,127	161,429
		Dec 2023	817,561	584,436	233,125	226,856	5,401	225,409	22,409	132,172	2,604	39,192	163,519
Price and costs
Gold price received	R/kg	Dec 2024	1,400,468			1,372,352		1,366,922		1,375,936		1,394,412	1,407,688
		Dec 2023	1,146,093			1,147,979		1,145,952		1,145,992		1,146,842	1,143,531
Gold price received	US$/oz	Dec 2024	2,378			2,330		2,321		2,336		2,368	2,390
		Dec 2023	1,936			1,939		1,936		1,936		1,937	1,931
Operating cost[1]	R/t	Dec 2024	696	4,639	223	5,912	300	4,973	398	3,210	327	364	186
		Dec 2023	752	4,414	220	5,267	384	5,276	362	2,822	262	294	192
	US$/t	Dec 2024	38	253	12	323	16	272	22	175	18	20	10
		Dec 2023	41	240	12	286	21	287	20	153	14	16	10
	R/kg	Dec 2024	1,065,070	1,108,658	969,754	978,033	300,000	1,319,759	949,123	1,107,971	1,785,714	1,315,359	892,210
		Dec 2023	953,118	991,032	857,303	914,246	744,361	1,088,309	870,769	963,908	1,185,185	1,064,081	805,218
	US$/oz	Dec 2024	1,809	1,883	1,647	1,661	509	2,241	1,612	1,881	3,032	2,234	1,515
		Dec 2023	1,610	1,674	1,448	1,544	1,257	1,838	1,471	1,628	2,002	1,797	1,360
Adjusted EBITDA margin[1]	R/kg	Dec 2024	19
		Dec 2023	12
All-in sustaining cost[1,2]	R/kg	Dec 2024	1,251,810			1,263,657		1,535,137		1,225,407		1,388,661	946,624
		Dec 2023	1,127,138			1,187,292		1,242,735		1,100,668		1,117,309	888,321
	US$/oz	Dec 2024	2,126			2,146		2,607		2,081		2,358	1,607
		Dec 2023	1,904			2,005		2,099		1,859		1,887	1,500
All-in cost[1,2]	R/kg	Dec 2024	1,411,619			1,263,657		1,535,137		1,225,407		1,388,661	1,570,205
		Dec 2023	1,230,328			1,187,292		1,257,914		1,100,668		1,117,309	1,061,738
	US$/oz	Dec 2024	2,397			2,146		2,607		2,081		2,358	2,666
		Dec 2023	2,078			2,005		2,125		1,859		1,887	1,793
Capital expenditure
Ore reserve development	Rm	Dec 2024	2,837			1,663		932		242		—	—
		Dec 2023	2,697			1,461		912		324		—	—
Sustaining capital	Rm	Dec 2024	931			380		247		64		—	240
		Dec 2023	1,457			490		421		114		—	432
Corporate and projects[3]	Rm	Dec 2024	3,485			—		—		—		—	3,131
		Dec 2023	2,554			—		117		—		—	882
Total capital expenditure	Rm	Dec 2024	7,253			2,043		1,179		306		—	3,371
		Dec 2023	6,708			1,951		1,450		438		—	1,314
Total capital expenditure	US$m	Dec 2024	396			112		64		17		—	184
		Dec 2023	364			106		79		24		—	71
Average exchange rates for the year ended 31 December 2024 and 31 December 2023 were R18.32/US$ and R18.42/US$, respectively
Figures may not add as they are rounded independently
1Operating cost, Adjusted EBITDA margin, All-in sustaining costs and All-in costs are not measures of performance under IFRS Accounting Standards and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS Accounting Standards. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-
Stillwater
2All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales before amortisation and depreciation to All-in cost, see “All-in costs – Year”
3Corporate project expenditure for the years ended 31 December 2024 and 31 December 2023 was R354 million (US$19 million) and R1,555 million (US$84 million), respectively, the majority of which related to the Burnstone project
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      78
SALIENT FEATURES AND COST BENCHMARKS – YEAR (continued)

European operations

Sandouville nickel refinery
Metals split
	Dec 2024		Dec 2023
Volumes produced (tonnes)%				%
Nickel salts[1]	1,156	15%	1,411	20%
Nickel metal	6,549	85%	5,714	80%
Total Nickel production tNi	7,705	100%	7,125	100%
Nickel cakes[2]	283		320
Cobalt chloride (CoCl2)[3]	101		127
Ferric chloride (FeCl3)[3]	1,069		1,214

Volumes sales (tonnes)
Nickel salts[1]	1,490	19%	1,134	17%
Nickel metal	6,225	81%	5,721	83%
Total Nickel sold tNi	7,715	100%	6,855	100%
Nickel cakes[2]	77		21
Cobalt chloride (CoCl2)[3]	92		116
Ferric chloride (FeCl3)[3]	1,069		1,214

Nickel equivalent basket price	Unit	Dec 2024	Dec 2023
Revenue from sale of products	Rm	2,784	3,024
Nickel products sold	tNi	7,715	6,855
Nickel equivalent average basket price[4]	R/tNi	360,855	441,138
Nickel equivalent average basket price	US$/tNi	19,701	23,955

Nickel equivalent sustaining cost	Rm	Dec 2024	Dec 2023
Cost of sales, before amortisation and depreciation		3,384	4,329
Share-based payments		30	21
Rehabilitation interest and amortisation		3	9
Leases		20	20
Sustaining capital expenditure		173	248
Less: By-product credit		(141)	(149)
Nickel equivalent sustaining cost[5]		3,469	4,478
Nickel products sold	tNi	7,715	6,855
Nickel equivalent sustaining cost[5]	R/tNi	449,644	653,246
Nickel equivalent sustaining cost	US$/tNi	24,548	35,474

Nickel recovery yield[6]	%	96.16%	96.49%
Average exchange rates for the year ended 31 December 2024 and 31 December 2023 were R18.32/US$ and R18.42/US$, respectively
Figures may not add as they are rounded independently
1Nickel salts consist of anhydrous nickel, nickel chloride low sodium, nickel chloride standard, nickel carbonate and nickel chloride solution
2Nickel cakes occur during the processing of nickel matte and are recycled back into the nickel refining process
3Cobalt chloride and ferric chloride are obtained from nickel matte through a different refining process on an order basis
4The Nickel equivalent average basket price per tonne is the total nickel revenue adjusted for other income less non-product sales divided by the total nickel equivalent tonnes sold
5The Nickel equivalent sustaining cost, is the cost to sustain current operations. Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per tonne are intended to provide additional information only, do not have any standardised meaning prescribed by IFRS Accounting Standards and should not be considered in isolation or as alternatives to cost of sales, profit before tax, profit for the year, cash from operating activities or any other measure of financial performance prepared in accordance with IFRS Accounting Standards. Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per tonne as presented in this document may not be comparable to other similarly titled measures of performance of other companies.
Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and accounting frameworks such as in US GAAP.
Differences may also arise related to definitional differences of sustaining versus development capital activities based upon each company’s internal policies. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater
6Nickel recovery yield is the percentage of total nickel recovered from the matte relative to the nickel contained in the matte received

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      79
SALIENT FEATURES AND COST BENCHMARKS – YEAR (continued)

Australian operations

Century zinc retreatment operation[1]
Production
Ore mined and processed	kt	Dec 2024	6,807
		Dec 2023	6,097
Processing feed grade	%	Dec 2024	2.97
		Dec 2023	3.11
Plant recoveries	%	Dec 2024	49.39
		Dec 2023	48.53
Concentrate produced[2]	kt	Dec 2024	218
		Dec 2023	204
Concentrate zinc grade[3]	%	Dec 2024	45.78
		Dec 2023	45.16
Metal produced (zinc in concentrate)[4]	kt	Dec 2024	100
		Dec 2023	92
Zinc metal produced (payable)[5]	kt	Dec 2024	82
		Dec 2023	76
Zinc sold[6]	kt	Dec 2024	100
		Dec 2023	94
Zinc sold (payable)[7]	kt	Dec 2024	82
		Dec 2023	77
Price and costs
Average equivalent zinc concentrate price[8]	R/tZn	Dec 2024	49,046
		Dec 2023	31,815
	US$/tZn	Dec 2024	2,678
		Dec 2023	1,728
All-in sustaining cost[9,10]	R/tZn	Dec 2024	42,446
		Dec 2023	36,361
	US$/tZn	Dec 2024	2,317
		Dec 2023	1,975
All-in cost[9,10]	R/tZn	Dec 2024	42,617
		Dec 2023	39,359
	US$/tZn	Dec 2024	2,327
		Dec 2023	2,137
Average exchange rates for the year ended 31 December 2024 and 31 December 2023 were R18.32/US$ and R18.42/US$, respectively
Figures may not add as they are rounded independently
1Century is a leading tailings reprocessing and rehabilitation asset that currently owns and operates the Century zinc tailings retreatment operation in Queensland, Australia. Century was acquired by the Group on 22 February 2023
2Concentrate produced contains zinc, lead, silver and waste material, which is exported as a relatively dry product
3Concentrate zinc grade is the percentage of zinc contained in the concentrate produced
4Metal produced (zinc in concentrate) is the zinc metal contained in the concentrate produced
5Zinc metal produced (payable) is the payable quantity of zinc metal produced after applying smelter content deductions
6Zinc sold is the zinc metal contained in the concentrate sold
7Zinc sold (payable) is the payable quantity of zinc metal sold after applying smelter content deductions
8Average equivalent zinc concentrate price is the total zinc sales revenue recognised at the price expected to be received excluding the fair value adjustments divided by the payable zinc metal sold
9All-in sustaining costs and all-in costs are not measures of performance under IFRS Accounting Standards and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS Accounting Standards. See "Non-IFRS measures"  for more information on the metrics presented by Sibanye-Stillwater
10All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - Year”
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      80
ALL-IN COSTS – YEAR

US and SA PGM operations

			US and SA PGM operations[1]	US PGM operations[2]	Total SA PGM operations[1]	Rustenburg	Marikana[1]	Kroondal[3]	Plat Mile	Mimosa	Corporate
Cost of sales, before amortisation and depreciation[4]		Dec 2024	52,810	9,846	42,964	16,602	20,912	4,624	826	2,483	(2,483)
		Dec 2023	46,379	9,680	36,699	15,147	16,961	3,950	641	2,409	(2,409)
Royalties		Dec 2024	212	—	212	82	117	12	—	131	(130)
		Dec 2023	803	—	803	355	440	8	—	133	(133)
Carbon tax		Dec 2024	1	—	1	—	1	—	—	—	—
		Dec 2023	2	—	2	—	2	—	—	—	—
Community costs		Dec 2024	338	—	338	54	232	52	—	—	—
		Dec 2023	99	—	99	16	80	2	—	—	—
Inventory change		Dec 2024	(817)	(999)	182	(401)	(1,439)	2,022	—	8	(8)
		Dec 2023	1,461	(477)	1,938	54	1,890	(6)	—	(10)	10
Share-based payments[5]		Dec 2024	293	89	204	65	95	38	2	—	—
		Dec 2023	208	122	86	33	49	2	1	—	—
Rehabilitation interest and amortisation[6]		Dec 2024	138	45	93	(6)	18	81	—	6	(6)
		Dec 2023	212	84	128	(5)	59	74	—	5	(5)
Leases		Dec 2024	67	4	63	20	38	4	2	—	(1)
		Dec 2023	75	8	67	23	39	5	—	—	—
Ore reserve development		Dec 2024	4,392	1,920	2,472	699	1,773	—	—	—	—
		Dec 2023	6,440	3,889	2,551	669	1,882	—	—	—	—
Sustaining capital expenditure		Dec 2024	3,178	611	2,567	903	1,118	504	42	548	(548)
		Dec 2023	4,236	2,178	2,058	644	1,097	287	30	1,057	(1,057)
Less: By-product credit		Dec 2024	(12,528)	(852)	(11,676)	(5,012)	(5,005)	(1,233)	(426)	(588)	588
		Dec 2023	(11,655)	(758)	(10,897)	(4,950)	(5,169)	(701)	(77)	(773)	773
Total All-in-sustaining costs[7]		Dec 2024	48,084	10,664	37,420	13,006	17,860	6,104	446	2,588	(2,588)
		Dec 2023	48,260	14,726	33,534	11,986	17,330	3,621	595	2,821	(2,821)
Plus: Corporate cost, growth and capital expenditure		Dec 2024	1,151	316	835	101	708	—	18	—	8
		Dec 2023	1,819	774	1,045	—	900	20	125	—	—
Total All-in-costs[7]		Dec 2024	49,235	10,980	38,255	13,107	18,568	6,104	464	2,588	(2,580)
		Dec 2023	50,079	15,500	34,579	11,986	18,230	3,641	720	2,821	(2,821)
PGM production	4Eoz - 2Eoz	Dec 2024	2,261,252	425,842	1,835,410	610,404	775,709	280,556	46,102	122,639	—
		Dec 2023	2,196,602	427,272	1,769,330	658,417	756,552	186,252	51,801	116,308	—
	kg	Dec 2024	70,333	13,245	57,088	18,986	24,127	8,726	1,434	3,815	—
		Dec 2023	68,322	13,290	55,032	20,479	23,531	5,793	1,611	3,618	—
All-in-sustaining cost[7]	R/4Eoz - R/2Eoz	Dec 2024	22,484	25,042	21,848	21,307	23,024	21,757	9,674	21,103	—
		Dec 2023	23,199	34,465	20,286	18,204	22,907	19,441	11,486	24,255	—
	US$/4Eoz - US$/2Eoz	Dec 2024	1,228	1,367	1,193	1,163	1,257	1,188	528	1,152	—
		Dec 2023	1,260	1,872	1,102	989	1,244	1,056	624	1,317	—
All-in-cost[7]	R/4Eoz - R/2Eoz	Dec 2024	23,022	25,784	22,335	21,473	23,937	21,757	10,065	21,103	—
		Dec 2023	24,073	36,277	20,919	18,204	24,096	19,549	13,899	24,255	—
	US$/4Eoz - US$/2Eoz	Dec 2024	1,257	1,408	1,219	1,172	1,307	1,188	549	1,152	—
		Dec 2023	1,307	1,970	1,136	989	1,309	1,062	755	1,317	—
Average exchange rates for the year ended 31 December 2024 and 31 December 2023 were R18.32/US$ and R18.42/US$, respectively
Figures may not add as they are rounded independently
1The US and SA PGM operations, Total SA PGM operations and Marikana includes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Year” and “Reconciliation of AISC and AIC excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana – Year”
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material, which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown. The US Reldan operations cost and performance are also excluded from the above table
3Kroondal operation includes 100% of production and costs from 1 November 2023, the effective date of acquiring Anglo Platinum's 50% share of the Kroondal PSA
4Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
5Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
6Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production
7All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce and All-in cost per ounce are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      81
ALL-IN COSTS – YEAR (continued)

Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Year
		US and SA PGM operations		Total SA PGM operations		Marikana
	Rm	Dec 2024	Dec 2023	Dec 2024	Dec 2023	Dec 2024	Dec 2023
Cost of sales, before amortisation and depreciation as reported per table above		52,810	46,379	42,964	36,699	20,912	16,961
Inventory change as reported per table above		(817)	1,461	182	1,938	(1,439)	1,890
Less: Chrome cost of sales		(2,056)	(1,715)	(2,056)	(1,715)	(394)	(457)
Total operating cost including third party PoC		49,937	46,125	41,090	36,922	19,079	18,394
Less: Purchase cost of PoC		(2,407)	(2,753)	(2,407)	(2,753)	(2,407)	(2,753)
Total operating cost excluding third party PoC		47,530	43,372	38,683	34,169	16,672	15,641

PGM production as reported per table above	4Eoz- 2Eoz	2,261,252	2,196,602	1,835,410	1,769,330	775,709	756,552
Less: Mimosa production		(122,639)	(116,308)	(122,639)	(116,308)	—	—
PGM production excluding Mimosa		2,138,613	2,080,294	1,712,771	1,653,022	775,709	756,552
Less: PoC production		(96,464)	(96,403)	(96,464)	(96,403)	(96,464)	(96,403)
PGM production excluding Mimosa and third party PoC		2,042,149	1,983,891	1,616,307	1,556,619	679,245	660,149

PGM production including Mimosa and excluding third party PoC		2,164,788	2,100,199	1,738,946	1,672,927	679,245	660,149

Tonnes milled/treated	kt	36,971	37,223	35,842	36,048	10,174	9,880
Less: Mimosa tonnes		(1,469)	(1,392)	(1,469)	(1,392)	—	—
PGM tonnes excluding Mimosa and third party PoC		35,502	35,831	34,373	34,656	10,174	9,880
Operating cost including third party PoC	R/4Eoz-R/2Eoz	23,350	22,172	23,990	22,336	24,596	24,313
	US$/4Eoz-US$/2Eoz	1,275	1,204	1,310	1,213	1,343	1,320
	R/t	1,407	1,287	1,195	1,065	1,875	1,862
	US$/t	77	70	65	58	102	101
Operating cost excluding third party PoC	R/4Eoz-R/2Eoz	23,275	21,862	23,933	21,951	24,545	23,693
	US$/4Eoz-US$/2Eoz	1,271	1,187	1,307	1,192	1,340	1,287
	R/t	1,339	1,210	1,125	986	1,639	1,583
	US$/t	73	66	61	54	89	86

Reconciliation of AISC and AIC excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Year
		US and SA PGM operations		Total SA PGM operations		Marikana
	Rm	Dec 2024	Dec 2023	Dec 2024	Dec 2023	Dec 2024	Dec 2023
Total All-in-sustaining cost as reported per table above		48,084	48,260	37,420	33,534	17,860	17,330
Less: Purchase cost of PoC		(2,407)	(2,753)	(2,407)	(2,753)	(2,407)	(2,753)
Add: By-product credit of PoC		462	436	462	436	462	436
Total All-in-sustaining cost excluding third party PoC		46,139	45,943	35,475	31,217	15,915	15,013
Plus: Corporate cost, growth and capital expenditure		1,151	1,819	835	1,045	708	900
Total All-in-cost excluding third party PoC		47,290	47,762	36,310	32,262	16,623	15,913

PGM production excluding Mimosa and third party PoC	4Eoz- 2Eoz	2,042,149	1,983,891	1,616,307	1,556,619	679,245	660,149

All-in-sustaining cost excluding third party PoC	R/4Eoz-R/2Eoz	22,593	23,158	21,948	20,054	23,430	22,742
	US$/4Eoz-US$/2Eoz	1,233	1,258	1,198	1,089	1,279	1,235

All-in-cost excluding third party PoC	R/4Eoz-R/2Eoz	23,157	24,075	22,465	20,726	24,473	24,105
	US$/4Eoz-US$/2Eoz	1,264	1,307	1,226	1,125	1,336	1,309
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      82
ALL-IN COSTS – YEAR (continued)

SA gold operations
Figures are in rand millions unless otherwise stated

			SA OPERATIONS
			Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation[1]		Dec 2024	23,598	6,949	6,326	4,260	1,579	4,484	—
		Dec 2023	24,080	6,566	8,150	4,058	1,266	4,040	—
Royalties		Dec 2024	115	49	34	56	6	—	(30)
		Dec 2023	115	41	44	24	6	—	—
Carbon tax		Dec 2024	—	—	—	—	—	—	—
		Dec 2023	1	—	—	—	—	1	—
Community costs		Dec 2024	13	—	—	—	—	13	—
		Dec 2023	4	—	—	(7)	—	11	—
Share-based payments[2]		Dec 2024	121	39	33	18	—	27	4
		Dec 2023	84	23	19	10	—	25	7
Rehabilitation interest and amortisation[3]		Dec 2024	226	(2)	25	104	105	(12)	6
		Dec 2023	186	1	22	74	89	(5)	5
Leases		Dec 2024	33	—	9	6	—	18	—
		Dec 2023	59	1	16	20	1	21	—
Ore reserve development		Dec 2024	2,837	1,663	932	242	—	—	—
		Dec 2023	2,697	1,461	912	324	—	—	—
Sustaining capital expenditure		Dec 2024	931	380	247	64	—	240	—
		Dec 2023	1,457	490	421	114	—	432	—
Less: By-product credit		Dec 2024	(35)	(10)	(4)	(4)	—	(17)	—
		Dec 2023	(21)	(6)	(5)	(3)	—	(7)	—
Total All-in-sustaining costs[4]		Dec 2024	27,839	9,068	7,602	4,746	1,690	4,753	(20)
		Dec 2023	28,662	8,577	9,579	4,614	1,362	4,518	12
Plus: Corporate cost, growth and capital expenditure		Dec 2024	3,554	—	—	—	—	3,131	423
		Dec 2023	2,624	—	117	—	—	882	1,625
Total All-in-costs[4]		Dec 2024	31,393	9,068	7,602	4,746	1,690	7,884	403
		Dec 2023	31,286	8,577	9,696	4,614	1,362	5,400	1,637
Gold sold	kg	Dec 2024	22,239	7,176	4,952	3,873	1,217	5,021	—
		Dec 2023	25,429	7,224	7,708	4,192	1,219	5,086	—
	oz	Dec 2024	715,000	230,714	159,210	124,520	39,127	161,429	—
		Dec 2023	817,561	232,257	247,818	134,776	39,192	163,519	—
All-in-sustaining cost[4]	R/kg	Dec 2024	1,251,810	1,263,657	1,535,137	1,225,407	1,388,661	946,624	—
		Dec 2023	1,127,138	1,187,292	1,242,735	1,100,668	1,117,309	888,321	—
All-in-sustaining cost	US$/oz	Dec 2024	2,126	2,146	2,607	2,081	2,358	1,607	—
		Dec 2023	1,904	2,005	2,099	1,859	1,887	1,500	—
All-in-cost[4]	R/kg	Dec 2024	1,411,619	1,263,657	1,535,137	1,225,407	1,388,661	1,570,205	—
		Dec 2023	1,230,328	1,187,292	1,257,914	1,100,668	1,117,309	1,061,738	—
All-in-cost	US$/oz	Dec 2024	2,397	2,146	2,607	2,081	2,358	2,666	—
		Dec 2023	2,078	2,005	2,125	1,859	1,887	1,793	—
Average exchange rates for the year ended 31 December 2024 and 31 December 2023 were R18.32/US$ and R18.42/US$, respectively
Figures may not add as they are rounded independently
1  Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
2Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
3Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production
4  All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      83
ALL-IN COSTS – YEAR (continued)

Australian operations
Figures are in rand millions unless otherwise stated

Century zinc retreatment operation[1]

Cost of sales, before amortisation and depreciation[2]		Dec 2024	3,326
		Dec 2023	2,257
Royalties		Dec 2024	216
		Dec 2023	131
Community costs		Dec 2024	54
		Dec 2023	47
Inventory change		Dec 2024	(348)
		Dec 2023	216
Share-based payments[3]		Dec 2024	7
		Dec 2023	—
Rehabilitation interest and amortisation[4]		Dec 2024	156
		Dec 2023	14
Leases		Dec 2024	116
		Dec 2023	99
Sustaining capital expenditure		Dec 2024	186
		Dec 2023	114
Less: By-product credit		Dec 2024	(218)
		Dec 2023	(125)
Total All-in-sustaining costs[5]		Dec 2024	3,495
		Dec 2023	2,753
Plus: Corporate cost, growth and capital expenditure		Dec 2024	14
		Dec 2023	227
Total All-in-costs[5]		Dec 2024	3,509
		Dec 2023	2,980
Zinc metal produced (payable)	kt	Dec 2024	82
		Dec 2023	76
All-in-sustaining cost[5]	R/tZn	Dec 2024	42,446
		Dec 2023	36,361
	US$/tZn	Dec 2024	2,317
		Dec 2023	1,975
All-in-cost[5]	R/tZn	Dec 2024	42,617
		Dec 2023	39,359
	US$/tZn	Dec 2024	2,327
		Dec 2023	2,137
Average exchange rates for the year ended 31 December 2024 and 31 December 2023 were R18.32/US$ and R18.42/US$, respectively
Figures may not add as they are rounded independently
1Century is a leading tailings management and rehabilitation company that currently owns and operates the Century zinc tailings retreatment operation in Queensland, Australia. Century was acquired by the Group on 22 February 2023
2Cost of sales, before amortisation and depreciation includes all mining and processing costs, corporate general and administrative costs, and permitting costs
3Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
4Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current zinc production
5All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per tonne and All-in cost per tonne are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total tonnes of zinc metal produced (payable) in the same period

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      84
UNIT OPERATING COST – YEAR

US and SA PGM operations
Figures are in rand millions unless otherwise stated

			US and SA PGM operations[1]	US PGM operations	Total SA PGM operations[1,3]	Rustenburg[3]		Marikana[3]		Kroondal[3,4]	Plat Mile[3]	Mimosa
				Under- ground[2]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Attribu- table

Cost of sales, before amortisation and depreciation		Dec 2024	52,810	9,846	42,964	15,293	1,309	20,912		4,624	826	2,483
		Dec 2023	46,379	9,680	36,699	13,908	1,239	16,961		3,950	641	2,409
Inventory change		Dec 2024	(817)	(999)	182	(427)	26	(1,439)		2,022	—	8
		Dec 2023	1,461	(477)	1,938	(60)	114	1,890		(6)	—	(10)
Less: Chrome cost of sales		Dec 2024	(2,056)	—	(2,056)	(1,483)	—	(394)		(13)	(166)	—
		Dec 2023	(1,715)	—	(1,715)	(1,246)	—	(457)		(12)	—	—
Less: Purchase cost of PoC		Dec 2024	(2,407)	—	(2,407)	—	—	(2,407)		—	—	—
		Dec 2023	(2,753)	—	(2,753)	—	—	(2,753)		—	—	—
Total operating cost excluding third party PoC		Dec 2024	47,530	8,847	38,683	13,383	1,335	16,672		6,633	660	2,491
		Dec 2023	43,372	9,203	34,169	12,602	1,353	15,641		3,932	641	2,399
Tonnes milled/treated excluding third party PoC[5]	kt	Dec 2024	35,502	1,129	34,373	5,576	5,370	6,138	4,036	4,765	8,489	1,469
		Dec 2023	35,831	1,174	34,656	6,073	5,486	6,253	3,626	3,068	10,150	1,392
PGM production excluding third party PoC[5]	4Eoz - 2Eoz	Dec 2024	2,042,149	425,842	1,616,307	538,291	72,113	679,245		280,556	46,102	122,639
		Dec 2023	1,983,891	427,272	1,556,619	574,005	84,412	660,149		186,252	51,801	116,308
Operating cost[6]	R/t	Dec 2024	1,339	7,839	1,125	2,400	249	1,639		1,392	78	1,696
		Dec 2023	1,210	7,837	986	2,075	247	1,583		1,282	63	1,723
	US$/t	Dec 2024	73	428	61	131	14	89		76	4	93
		Dec 2023	66	426	54	113	13	86		70	3	94
	R/4Eoz - R/2Eoz	Dec 2024	23,275	20,775	23,933	24,862	18,513	24,545		23,642	14,316	20,312
		Dec 2023	21,862	21,539	21,951	21,955	16,029	23,693		21,111	12,374	20,626
	US$/4Eoz - US$/2Eoz	Dec 2024	1,271	1,134	1,307	1,357	1,011	1,340		1,291	782	1,109
		Dec 2023	1,187	1,170	1,192	1,192	870	1,287		1,146	672	1,120
Average exchange rates for the year ended 31 December 2024 and 31 December 2023 were R18.32/US$ and R18.42/US$, respectively
Figures may not add as they are rounded independently
1  US and SA PGM operations and Total SA PGM operations exclude the results of Mimosa, which is equity accounted
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’
    underground production, the operation treats various recycling material which is excluded from the statistics shown above. The US Reldan operations cost and performance are also excluded from the above table
3Cost of sales, before amortisation and depreciation for US and SA PGM operations Total SA PGM operations, Rustenburg, Marikana, Kroondal and Platinum Mile includes the Chrome cost of sales which is excluded for unit cost calculation purposes as Chrome production is excluded from the 4Eoz production
4  Kroondal operation includes 100% of production and costs from 1 November 2023, the effective date of acquiring Anglo Platinum's 50% share of the Kroondal PSA
5  For a reconciliation of the production excluding Mimosa and third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Year”
6  Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the PGM produced in the same period
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      85
UNIT OPERATING COST – YEAR (continued)

SA gold operations
Figures are in rand millions unless otherwise stated

			Total SA gold operations			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface

Cost of sales, before amortisation and depreciation		Dec 2024	23,598	16,943	6,655	6,934	15	5,774	552	4,235	25	1,579	4,484
		Dec 2023	24,080	17,982	6,098	6,467	99	7,553	597	3,962	96	1,266	4,040
Inventory change		Dec 2024	(257)	(271)	14	(122)	—	(70)	(11)	(79)	—	31	(6)
		Dec 2023	(50)	(80)	30	47	—	(171)	(31)	44	—	(4)	65
Total operating cost		Dec 2024	23,341	16,672	6,669	6,812	15	5,704	541	4,156	25	1,610	4,478
		Dec 2023	24,030	17,902	6,128	6,514	99	7,382	566	4,006	96	1,262	4,105
Tonnes milled/treated	kt	Dec 2024	33,522	3,594	29,928	1,152	50	1,147	1,358	1,295	76	4,425	24,019
		Dec 2023	31,941	4,055	27,886	1,237	258	1,399	1,565	1,420	366	4,289	21,408
Gold produced	kg	Dec 2024	21,915	15,038	6,877	6,965	50	4,322	570	3,751	14	1,224	5,019
		Dec 2023	25,212	18,064	7,148	7,125	133	6,783	650	4,156	81	1,186	5,098
	oz	Dec 2024	704,583	483,483	221,101	223,930	1,608	138,955	18,326	120,597	450	39,353	161,365
		Dec 2023	810,584	580,771	229,813	229,074	4,276	218,078	20,898	133,618	2,604	38,131	163,904
Operating cost[1]	R/t	Dec 2024	696	4,639	223	5,912	300	4,973	398	3,210	327	364	186
		Dec 2023	752	4,414	220	5,267	384	5,276	362	2,822	262	294	192
	US$/t	Dec 2024	38	253	12	323	16	272	22	175	18	20	10
		Dec 2023	41	240	12	286	21	287	20	153	14	16	10
	R/kg	Dec 2024	1,065,070	1,108,658	969,754	978,033	300,000	1,319,759	949,123	1,107,971	1,785,714	1,315,359	892,210
		Dec 2023	953,118	991,032	857,303	914,246	744,361	1,088,309	870,769	963,908	1,185,185	1,064,081	805,218
	US$/oz	Dec 2024	1,809	1,883	1,647	1,661	509	2,241	1,612	1,881	3,032	2,234	1,515
		Dec 2023	1,610	1,674	1,448	1,544	1,257	1,838	1,471	1,628	2,002	1,797	1,360
Average exchange rates for the year ended 31 December 2024 and 31 December 2023 were R18.32/US$ and R18.42/US$, respectively
Figures may not add as they are rounded independently
1 Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      86
SALIENT FEATURES AND COST BENCHMARKS – QUARTERS

US and SA PGM operations

			US and SA PGM operations[1]	US PGM operations	Total SA PGM operations[1]			Rustenburg		Marikana[1]		Kroondal	Plat Mile	Mimosa
Attributable				Under- ground[2]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Attribu- table	Surface	Attribu- table
Production
Tonnes milled/treated	kt	Dec 2024	8,482	197	8,285	4,365	3,920	1,347	1,293	1,533	941	1,126	1,686	359
		Sep 2024	10,063	313	9,750	4,879	4,871	1,518	1,337	1,674	1,043	1,312	2,490	375
Plant head grade	g/t	Dec 2024	2.50	12.95	2.26	3.36	1.02	3.61	1.07	3.97	1.15	2.24	0.92	3.39
		Sep 2024	2.39	12.47	2.07	3.24	0.90	3.48	1.03	3.78	1.07	2.22	0.76	3.39
Plant recoveries	%	Dec 2024	75.10	91.01	72.52	85.54	25.84	86.09	30.22	87.60	26.70	83.54	21.04	75.58
		Sep 2024	75.62	89.17	73.04	84.91	30.05	86.30	46.22	86.72	26.32	82.38	20.45	76.88
Yield	g/t	Dec 2024	1.88	11.79	1.64	2.87	0.26	3.11	0.32	3.48	0.31	1.87	0.19	2.56
		Sep 2024	1.81	11.12	1.51	2.75	0.27	3.00	0.48	3.28	0.28	1.83	0.16	2.61
PGM production[3]	4Eoz - 2Eoz	Dec 2024	512,275	75,727	436,548	403,328	33,220	134,612	13,441	171,415	9,287	67,738	10,492	29,563
		Sep 2024	585,914	111,976	473,938	431,584	42,354	146,620	20,465	176,406	9,448	77,150	12,441	31,408
PGM sold[4]	4Eoz - 2Eoz	Dec 2024	557,512	120,508	437,004			141,543	23,105	232,758		—	10,492	29,106
		Sep 2024	521,299	99,948	421,351			130,670	18,741	176,100		53,156	12,441	30,243
Price and costs[5]
Average PGM basket price[6]	R/4Eoz - R/2Eoz	Dec 2024	22,556	18,166	23,885			24,004	22,420	23,972		24,412	22,333	22,403
		Sep 2024	22,637	17,663	23,909			24,002	22,382	23,960		24,447	22,165	21,937
	US$/4Eoz - US$/2Eoz	Dec 2024	1,262	1,016	1,336			1,343	1,254	1,341		1,365	1,249	1,253
		Sep 2024	1,260	983	1,331			1,336	1,246	1,334		1,361	1,234	1,221
Operating cost[7]	R/t	Dec 2024	1,424	9,652	1,219			2,543	232	1,653		1,505	91	1,641
		Sep 2024	1,298	6,989	1,108			2,405	277	1,616		1,365	75	1,710
	US$/t	Dec 2024	80	540	68			142	13	92		84	5	92
		Sep 2024	72	389	62			134	15	90		76	4	95
	R/4Eoz - R/2Eoz	Dec 2024	23,960	25,117	23,745			25,451	22,320	22,634		25,008	14,678	19,924
		Sep 2024	22,687	19,549	23,481			24,908	18,080	23,626		23,215	15,031	20,409
	US$/4Eoz - US$/2Eoz	Dec 2024	1,340	1,405	1,328			1,423	1,248	1,266		1,399	821	1,114
		Sep 2024	1,263	1,088	1,307			1,387	1,007	1,315		1,293	837	1,136
All-in sustaining cost[7,8]	R/4Eoz - R/2Eoz	Dec 2024	24,201	27,890	23,514			24,194		23,093		24,993	11,247	20,702
		Sep 2024	21,563	22,889	21,228			21,570		22,265		20,518	5,546	20,600
	US$/4Eoz - US$/2Eoz	Dec 2024	1,354	1,560	1,315			1,353		1,292		1,398	629	1,158
		Sep 2024	1,201	1,274	1,182			1,201		1,240		1,142	309	1,147
All-in cost[7,8]	R/4Eoz - R/2Eoz	Dec 2024	24,673	28,259	24,006			24,336		24,045		24,993	11,247	20,702
		Sep 2024	22,115	24,112	21,610			21,570		23,163		20,518	5,707	20,600
	US$/4Eoz - US$/2Eoz	Dec 2024	1,380	1,581	1,343			1,361		1,345		1,398	629	1,158
		Sep 2024	1,231	1,343	1,203			1,201		1,290		1,142	318	1,147
Capital expenditure[5]
Ore reserve development	Rm	Dec 2024	889	283	606			190		416		—	—	—
		Sep 2024	1,110	418	692			194		498		—	—	—
Sustaining capital	Rm	Dec 2024	1,234	118	1,116			350		538		202	26	127
		Sep 2024	623	102	521			206		198		112	5	129
Corporate and projects	Rm	Dec 2024	224	26	198			21		170		—	—	—
		Sep 2024	292	131	161			—		159		—	2	—
Total capital expenditure	Rm	Dec 2024	2,347	427	1,920			561		1,124		202	26	127
		Sep 2024	2,025	651	1,374			400		855		112	7	129
Total capital expenditure	US$m	Dec 2024	131	24	107			31		63		11	1	7
		Sep 2024	113	36	77			22		48		6	—	7
Average exchange rate for the quarters ended 31 December 2024 and 30 September 2024 was R17.88/US$ and R17.96/US$, respectively
Figures may not add as they are rounded independently
1The US and SA PGM operations, Total SA PGM operation and Marikana excludes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters” and “Reconciliation of AISC and AIC excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana – Quarters”
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the statistics shown above and is detailed in the PGM recycling table below. The US Reldan operations cost and performance are also excluded from the above table
3Production per product – see prill split in the table below
4PGM sold includes the third party PoC ounces sold
5The US and SA PGM operations and Total SA PGM operations’ unit cost benchmarks and capital expenditure exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
6The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment
7Operating cost, All-in sustaining costs and All-in costs are not measures of performance under IFRS Accounting Standards and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS Accounting Standards. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater
8All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - Quarters”
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      87
SALIENT FEATURES AND COST BENCHMARKS – QUARTERS (continued)

Mining - PGM Prill split including third party PoC, excluding recycling and Reldan operations
	US AND SA PGM OPERATIONS				TOTAL SA PGM OPERATIONS				US PGM OPERATIONS
	Dec 2024		Sep 2024		Dec 2024		Sep 2024		Dec 2024		Sep 2024
		%		%		%		%		%		%
Platinum	290,740	54%	320,789	52%	273,534	60%	295,472	59%	17,206	23%	25,317	23%
Palladium	193,982	36%	236,354	39%	135,461	30%	149,695	30%	58,521	77%	86,659	77%
Rhodium	40,718	8%	45,655	7%	40,718	9%	45,655	9%
Gold	8,035	2%	8,234	1%	8,035	2%	8,234	2%
PGM production 4E/2E	533,475	100%	611,032	100%	457,748	100%	499,056	100%	75,727	100%	111,976	100%
Ruthenium	65,527		73,119		65,527		73,119
Iridium	15,145		16,773		15,145		16,773
Total 6E/2E	614,147		700,924		538,420		588,948		75,727		111,976
Figures may not add as they are rounded independently

US PGM Recycling
	Unit	Dec 2024	Sep 2024
Average catalyst fed/day	Tonne	10.3	10.6
Total processed	Tonne	948	973
Tolled	Tonne	—	—
Purchased	Tonne	948	973
PGM fed	3Eoz	79,770	81,762
PGM sold	3Eoz	86,270	81,228
PGM tolled returned	3Eoz	—	—

US RELDAN OPERATIONS
	Unit	Dec 2024	Sep 2024
Volume sold:
Gold	oz	34,806	31,006
Silver	oz	371,433	432,996
Platinum	oz	3,442	4,707
Palladium	oz	5,707	6,628
Other (Rhodium, Ruthenium, Iridium)	oz	25	—
Copper	Lbs	729,623	794,476
Mixed scrap	Lbs	1,382,364	1,263,545
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      88
SALIENT FEATURES AND COST BENCHMARKS – QUARTERS (continued)

SA gold operations

			SA OPERATIONS
			Total SA gold			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface
Production
Tonnes milled/treated	kt	Dec 2024	8,730	931	7,800	270	—	298	237	363	4	1,190	6,368
		Sep 2024	8,995	929	8,066	308	4	289	337	332	16	1,162	6,547
Yield	g/t	Dec 2024	0.64	4.34	0.20	5.91	4.74	4.36	0.32	3.15	0.26	0.22	0.20
		Sep 2024	0.62	4.13	0.22	6.07	0.26	3.73	0.33	2.68	0.19	0.27	0.20
Gold produced	kg	Dec 2024	5,630	4,039	1,591	1,597	1	1,299	77	1,143	1	267	1,245
		Sep 2024	5,582	3,835	1,747	1,869	1	1,079	112	887	3	312	1,319
	oz	Dec 2024	181,009	129,857	51,152	51,345	32	41,764	2,476	36,748	32	8,584	40,028
		Sep 2024	179,465	123,298	56,167	60,090	32	34,691	3,601	28,518	96	10,031	42,407
Gold sold	kg	Dec 2024	5,642	4,037	1,605	1,669	2	1,292	69	1,076	1	255	1,278
		Sep 2024	5,386	3,654	1,732	1,732	1	1,064	128	858	3	311	1,289
	oz	Dec 2024	181,394	129,793	51,602	53,660	64	41,539	2,218	34,594	32	8,198	41,089
		Sep 2024	173,164	117,479	55,685	55,685	32	34,208	4,115	27,585	96	9,999	41,442
Price and costs
Gold price received	R/kg	Dec 2024	1,521,269			1,432,675		1,413,666		1,454,968		1,525,490	1,532,081
		Sep 2024	1,426,290			1,408,540		1,396,812		1,412,311		1,430,868	1,431,342
	US$/oz	Dec 2024	2,646			2,492		2,459		2,531		2,654	2,665
		Sep 2024	2,470			2,439		2,419		2,446		2,478	2,479
Operating cost[1]	R/t	Dec 2024	639	4,300	203	5,933	—	4,534	384	2,891	256	317	175
		Sep 2024	691	4,794	218	6,047	—	5,063	433	3,397	387	348	184
	US$/t	Dec 2024	36	240	11	332	—	254	21	162	14	18	10
		Sep 2024	38	267	12	337	—	282	24	189	22	19	10
	R/kg	Dec 2024	991,474	990,592	993,715	1,003,757	—	1,039,261	1,181,818	916,885	1,000,000	1,411,985	893,173
		Sep 2024	1,113,042	1,161,147	1,007,441	996,790	—	1,356,812	1,303,571	1,269,448	2,000,000	1,298,077	912,055
	US$/oz	Dec 2024	1,725	1,723	1,729	1,746	—	1,808	2,056	1,595	1,740	2,456	1,554
		Sep 2024	1,928	2,011	1,745	1,726	—	2,350	2,258	2,198	3,464	2,248	1,580
All-in sustaining cost[1,2]	R/kg	Dec 2024	1,209,323			1,314,782		1,330,639		1,117,920		1,478,431	986,698
		Sep 2024	1,298,923			1,298,327		1,614,094		1,384,437		1,369,775	931,730
	US$/oz	Dec 2024	2,104			2,287		2,315		1,945		2,572	1,716
		Sep 2024	2,250			2,248		2,795		2,398		2,372	1,614
All-in cost[1,2]	R/kg	Dec 2024	1,310,528			1,314,782		1,330,639		1,117,920		1,478,431	1,394,366
		Sep 2024	1,360,750			1,298,327		1,614,094		1,384,437		1,369,775	1,145,849
	US$/oz	Dec 2024	2,280			2,287		2,315		1,945		2,572	2,426
		Sep 2024	2,357			2,248		2,795		2,398		2,372	1,984
Capital expenditure
Ore reserve development	Rm	Dec 2024	686			392		247		47		—	—
		Sep 2024	747			452		240		55		—	—
Sustaining capital	Rm	Dec 2024	295			96		80		40		—	79
		Sep 2024	220			106		60		16		—	38
Corporate and projects[3]	Rm	Dec 2024	557			—		—		—		—	521
		Sep 2024	309			—		—		—		—	276
Total capital expenditure	Rm	Dec 2024	1,538			488		327		87		—	600
		Sep 2024	1,276			558		300		71		—	314
	US$m	Dec 2024	86			27		18		5		—	34
		Sep 2024	71			31		17		4		—	17
Average exchange rate for the quarters ended 31 December 2024 and 30 September 2024 was R17.88/US$ and 17.96/US$, respectively
Figures may not add as they are rounded independently
1Operating cost, All-in sustaining costs and All-in costs are not measures of performance under IFRS Accounting Standards and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS Accounting Standards. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater
2All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales before amortisation and depreciation to All-in cost, see “All-in costs – Quarters”
3Corporate project expenditure related to the Burnstone project, for the quarters ended 31 December 2024 and 30 September 2024  was R36 million (US$2 million) and R33 million (US$2 million), respectively
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      89
SALIENT FEATURES AND COST BENCHMARKS – QUARTERS (continued)

European operations

Sandouville nickel refinery
Metals split
	Dec 2024		Sep 2024
Volumes produced (tonnes)%				%
Nickel salts[1]	353	25%	204	10%
Nickel metal	1,043	75%	1,835	90%
Total Nickel production tNi	1,396	100%	2,039	100%
Nickel cakes[2]	39		42
Cobalt chloride (CoCl2)[3]	13		26
Ferric chloride (FeCl3)[3]	191		199

Volumes sales (tonnes)
Nickel salts[1]	423	31%	270	14%
Nickel metal	933	69%	1,657	86%
Total Nickel sold tNi	1,356	100%	1,927	100%
Nickel cakes[2]	39		19
Cobalt chloride (CoCl2)[3]	2		27
Ferric chloride (FeCl3)[3]	191		199

Nickel equivalent basket price	Unit	Dec 2024	Sep 2024
Nickel equivalent average basket price[4]	R/tNi	328,909	338,869
	US$/tNi	18,395	18,868

Nickel equivalent sustaining cost	Rm	Dec 2024	Sep 2024
Cost of sales, before amortisation and depreciation		695	775
Share-based payments		17	(7)
Rehabilitation interest and amortisation		1	1
Leases		5	5
Sustaining capital expenditure		34	33
Less: By-product credit		(23)	(30)
Nickel equivalent sustaining cost[5]		729	777
Nickel products sold	tNi	1,356	1,927
Nickel equivalent sustaining cost[5]	R/tNi	537,611	403,217
	US$/tNi	30,068	22,451

Nickel recovery yield[6]	%	91.64%	97.21%
Average exchange rate for the quarters ended 31 December 2024 and 30 September 2024 was R17.88/US$ and 17.96/US$, respectively
Figures may not add as they are rounded independently
1Nickel salts consist of anhydrous nickel, nickel chloride low sodium, nickel chloride standard, nickel carbonate and nickel chloride solution
2Nickel cakes occur during the processing of nickel matte and are recycled back into the nickel refining process
3Cobalt chloride and ferric chloride are obtained from nickel matte through a different refining process on an order basis
4The Nickel equivalent average basket price per tonne is the total nickel revenue adjusted for other income less non-product sales divided by the total nickel equivalent tonnes sold
5The Nickel equivalent sustaining cost, is the cost to sustain current operations. Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per tonne are intended to provide additional information only, do not have any standardised meaning prescribed by IFRS Accounting Standards and should not be considered in isolation or as alternatives to cost of sales, profit before tax, profit for the year, cash from operating activities or any other measure of financial performance prepared in accordance with IFRS Accounting Standards. Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per tonne as presented in this document may not be comparable to other similarly titled measures of performance of other companies.
Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and accounting frameworks such as in US GAAP.
Differences may also arise related to definitional differences of sustaining versus development capital activities based upon each company’s internal policies. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater
6Nickel recovery yield is the percentage of total nickel recovered from the matte relative to the nickel contained in the matte received
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      90
SALIENT FEATURES AND COST BENCHMARKS – QUARTERS (continued)

Australian operations

Century zinc retreatment operation
Production
Ore mined and processed	kt	Dec 2024	1,104
		Sep 2024	2,207
Processing feed grade	%	Dec 2024	2.97
		Sep 2024	3.01
Plant recoveries	%	Dec 2024	47.33
		Sep 2024	50.07
Concentrate produced[1]	kt	Dec 2024	34
		Sep 2024	74
Concentrate zinc grade[2]	%	Dec 2024	46.34
		Sep 2024	44.69
Metal produced (zinc in concentrate)[3]	kt	Dec 2024	16
		Sep 2024	33
Zinc metal produced (payable)[4]	kt	Dec 2024	13
		Sep 2024	27
Zinc sold[5]	kt	Dec 2024	37
		Sep 2024	24
Zinc sold (payable)[6]	kt	Dec 2024	31
		Sep 2024	20
Price and costs
Average equivalent zinc concentrate price[7]	R/tZn	Dec 2024	49,558
		Sep 2024	55,553
	US$/tZn	Dec 2024	2,772
		Sep 2024	3,093
All-in sustaining cost[8,9]	R/tZn	Dec 2024	66,039
		Sep 2024	32,486
	US$/tZn	Dec 2024	3,693
		Sep 2024	1,809
All-in cost[8,9]	R/tZn	Dec 2024	66,428
		Sep 2024	32,559
	US$/tZn	Dec 2024	3,715
		Sep 2024	1,813
Average exchange rate for the quarters ended 31 December 2024 and 30 September 2024 was R17.88/US$ and 17.96/US$, respectively
Figures may not add as they are rounded independently
1Concentrate produced contains zinc, lead, silver and waste material, which is exported as a relatively dry product
2Concentrate zinc grade is the percentage of zinc contained in the concentrate produced
3Metal produced (zinc in concentrate) is the zinc metal contained in the concentrate produced
4Zinc metal produced (payable) is the payable quantity of zinc metal produced after applying smelter content deductions
5Zinc sold is the zinc metal contained in the concentrate sold
6Zinc sold (payable) is the payable quantity of zinc metal sold after applying smelter content deductions
7Average equivalent zinc concentrate price is the total zinc sales revenue recognised at the price expected to be received excluding the fair value adjustments divided by the payable zinc metal sold
8All-in sustaining costs and all-in costs are not measures of performance under IFRS Accounting Standards and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS Accounting Standards. See "Non-IFRS measures"  for more information on the metrics presented by Sibanye-Stillwater
9All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - Quarters”
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      91
ALL-IN COSTS – QUARTERS

US and SA PGM operations

			US and SA PGM operations[1]	US PGM operations[2]	Total SA PGM operations[1]	Rustenburg	Marikana[1]	Kroondal	Plat Mile	Mimosa	Corporate
Cost of sales, before amortisation and depreciation[3]		Dec 2024	13,515	2,689	10,826	4,268	6,165	189	204	581	(581)
		Sep 2024	12,547	2,033	10,514	4,151	4,839	1,291	233	642	(642)
Royalties		Dec 2024	57	—	57	21	33	3	—	32	(32)
		Sep 2024	37	—	37	8	27	2	—	36	(36)
Carbon tax		Dec 2024	—	—	—	—	—	—	—	—	—
		Sep 2024	—	—	—	—	—	—	—	—	—
Community costs		Dec 2024	155	—	155	13	124	18	—	—	—
		Sep 2024	53	—	53	18	20	16	—	—	—
Inventory change		Dec 2024	(877)	(787)	(90)	(141)	(1,457)	1,508	—	8	(8)
		Sep 2024	1,140	156	984	198	282	504	—	(1)	1
Share-based payments[4]		Dec 2024	110	27	83	28	37	15	—	—	—
		Sep 2024	60	26	34	12	14	7	—	—	—
Rehabilitation interest and amortisation[5]		Dec 2024	36	11	25	(1)	5	21	—	2	(2)
		Sep 2024	31	11	20	1	(1)	20	—	2	(2)
Leases		Dec 2024	13	1	12	4	7	—	—	—	1
		Sep 2024	14	1	13	5	8	—	—	—	—
Ore reserve development		Dec 2024	889	283	606	190	416	—	—	—	—
		Sep 2024	1,110	418	692	194	498	—	—	—	—
Sustaining capital expenditure		Dec 2024	1,234	118	1,116	350	538	202	26	127	(127)
		Sep 2024	623	102	521	206	198	112	5	129	(129)
Less: By-product credit		Dec 2024	(3,026)	(230)	(2,796)	(1,150)	(1,271)	(263)	(112)	(138)	138
		Sep 2024	(3,149)	(184)	(2,965)	(1,189)	(1,238)	(369)	(169)	(161)	161
Total All-in-sustaining costs[6]		Dec 2024	12,106	2,112	9,994	3,582	4,597	1,693	118	612	(611)
		Sep 2024	12,466	2,563	9,903	3,604	4,647	1,583	69	647	(647)
Plus: Corporate cost, growth and capital expenditure		Dec 2024	228	28	200	21	172	—	—	—	7
		Sep 2024	306	137	169	—	167	—	2	—	—
Total All-in-costs[6]		Dec 2024	12,334	2,140	10,194	3,603	4,769	1,693	118	612	(604)
		Sep 2024	12,772	2,700	10,072	3,604	4,814	1,583	71	647	(647)
PGM production	4Eoz - 2Eoz	Dec 2024	533,475	75,727	457,748	148,053	201,902	67,738	10,492	29,563	—
		Sep 2024	611,032	111,976	499,056	167,085	210,972	77,150	12,441	31,408	—
	kg	Dec 2024	16,593	2,355	14,238	4,605	6,280	2,107	326	920	—
		Sep 2024	19,005	3,483	15,522	5,197	6,562	2,400	387	977	—
All-in-sustaining cost[6]	R/4Eoz - R/2Eoz	Dec 2024	24,024	27,890	23,340	24,194	22,768	24,993	11,247	20,702	—
		Sep 2024	21,507	22,889	21,176	21,570	22,027	20,518	5,546	20,600	—
	US$/4Eoz - US$/2Eoz	Dec 2024	1,344	1,560	1,305	1,353	1,273	1,398	629	1,158	—
		Sep 2024	1,197	1,274	1,179	1,201	1,226	1,142	309	1,147	—
All-in-cost[6]	R/4Eoz - R/2Eoz	Dec 2024	24,476	28,259	23,807	24,336	23,620	24,993	11,247	20,702	—
		Sep 2024	22,035	24,112	21,538	21,570	22,818	20,518	5,707	20,600	—
	US$/4Eoz - US$/2Eoz	Dec 2024	1,369	1,581	1,332	1,361	1,321	1,398	629	1,158	—
		Sep 2024	1,227	1,343	1,199	1,201	1,271	1,142	318	1,147	—
Average exchange rate for the quarters ended 31 December 2024 and 30 September 2024 was R17.88/US$ and R17.96/US$, respectively
Figures may not add as they are rounded independently
1The US and SA PGM operations, Total SA PGM operations and Marikana includes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Six Months” and “Reconciliation of AISC and AIC excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana – Quarters”
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material, which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown. The US Reldan operations cost and performance are also excluded from the above table
3Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
4Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
5Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production
6All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce and All-in cost per ounce are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      92

Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters
		US and SA PGM operations		Total SA PGM operations		Marikana
	Rm	Dec 2024	Sep 2024	Dec 2024	Sep 2024	Dec 2024	Sep 2024
Cost of sales, before amortisation and depreciation as reported per table above		13,515	12,547	10,826	10,514	6,165	4,839
Inventory change as reported per table above		(877)	1,140	(90)	984	(1,457)	282
Less: Chrome cost of sales		(519)	(498)	(519)	(498)	(65)	(121)
Total operating cost including third party PoC		12,119	13,189	10,217	11,000	4,643	5,000
Less: Purchase cost of PoC		(553)	(609)	(553)	(609)	(553)	(609)
Total operating cost excluding third party PoC		11,566	12,580	9,664	10,391	4,090	4,391

PGM production as reported per table above	4Eoz- 2Eoz	533,475	611,032	457,748	499,056	201,902	210,972
Less: Mimosa production		(29,563)	(31,408)	(29,563)	(31,408)	—	—
PGM production excluding Mimosa		503,912	579,624	428,185	467,648	201,902	210,972
Less: PoC production		(21,200)	(25,118)	(21,200)	(25,118)	(21,200)	(25,118)
PGM production excluding Mimosa and third party PoC		482,712	554,506	406,985	442,530	180,702	185,854

PGM production including Mimosa and excluding third party PoC		512,275	585,914	436,548	473,938	180,702	185,854

Tonnes milled/treated	kt	8,482	10,063	8,285	9,750	2,474	2,717
Less: Mimosa tonnes		(359)	(375)	(359)	(375)	—	—
PGM tonnes excluding Mimosa and third party PoC		8,123	9,688	7,926	9,375	2,474	2,717
Operating cost including third party PoC	R/4Eoz-R/2Eoz	24,050	22,754	23,861	23,522	22,996	23,700
	US$/4Eoz-US$/2Eoz	1,345	1,267	1,335	1,310	1,286	1,320
	R/t	1,492	1,361	1,289	1,173	1,877	1,840
	US$/t	83	76	72	65	105	102
Operating cost excluding third party PoC	R/4Eoz-R/2Eoz	23,960	22,687	23,745	23,481	22,634	23,626
	US$/4Eoz-US$/2Eoz	1,340	1,263	1,328	1,307	1,266	1,315
	R/t	1,424	1,298	1,219	1,108	1,653	1,616
	US$/t	80	72	68	62	92	90

Reconciliation of AISC and AIC excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters
		US and SA PGM operations		Total SA PGM operations		Marikana
	Rm	Dec 2024	Sep 2024	Dec 2024	Sep 2024	Dec 2024	Sep 2024
Total All-in-sustaining cost as reported per table above		12,106	12,466	9,994	9,903	4,597	4,647
Less: Purchase cost of PoC		(553)	(609)	(553)	(609)	(553)	(609)
Add: By-product credit of PoC		129	100	129	100	129	100
Total All-in-sustaining cost excluding third party PoC		11,682	11,957	9,570	9,394	4,173	4,138
Plus: Corporate cost, growth and capital expenditure		228	306	200	169	172	167
Total All-in-cost excluding third party PoC		11,910	12,263	9,770	9,563	4,345	4,305

PGM production excluding Mimosa and third party PoC	4Eoz- 2Eoz	482,712	554,506	406,985	442,530	180,702	185,854

All-in-sustaining cost excluding third party PoC	R/4Eoz-R/2Eoz	24,201	21,563	23,514	21,228	23,093	22,265
	US$/4Eoz-US$/2Eoz	1,354	1,201	1,315	1,182	1,292	1,240

All-in-cost excluding third party PoC	R/4Eoz-R/2Eoz	24,673	22,115	24,006	21,610	24,045	23,163
	US$/4Eoz-US$/2Eoz	1,380	1,231	1,343	1,203	1,345	1,290
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      93
ALL-IN COSTS – QUARTERS (continued)

SA gold operations
Figures are in rand millions unless otherwise stated

			SA OPERATIONS
			Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation[1]		Dec 2024	5,701	1,685	1,459	1,048	343	1,166	—
		Sep 2024	5,915	1,675	1,598	1,080	404	1,158	—
Royalties		Dec 2024	31	12	10	37	2	—	(30)
		Sep 2024	28	12	8	6	2	—	—
Carbon tax		Dec 2024	—	—	—	—	—	—	—
		Sep 2024	—	—	—	—	—	—	—
Community costs		Dec 2024	5	—	—	—	—	5	—
		Sep 2024	2	—	—	—	—	2	—
Share-based payments[2]		Dec 2024	34	14	9	3	—	7	1
		Sep 2024	36	10	11	7	—	7	1
Rehabilitation interest and amortisation[3]		Dec 2024	70	—	6	28	32	2	2
		Sep 2024	49	(1)	6	26	20	(4)	2
Leases		Dec 2024	8	—	2	2	—	4	—
		Sep 2024	9	—	2	3	—	4	—
Ore reserve development		Dec 2024	686	392	247	47	—	—	—
		Sep 2024	747	452	240	55	—	—	—
Sustaining capital expenditure		Dec 2024	295	96	80	40	—	79	—
		Sep 2024	220	106	60	16	—	38	—
Less: By-product credit		Dec 2024	(7)	(2)	(2)	(1)	—	(2)	—
		Sep 2024	(10)	(4)	(1)	(1)	—	(4)	—
Total All-in-sustaining costs[4]		Dec 2024	6,823	2,197	1,811	1,204	377	1,261	(27)
		Sep 2024	6,996	2,250	1,924	1,192	426	1,201	3
Plus: Corporate cost, growth and capital expenditure		Dec 2024	571	—	—	—	—	521	50
		Sep 2024	333	—	—	—	—	276	57
Total All-in-costs[4]		Dec 2024	7,394	2,197	1,811	1,204	377	1,782	23
		Sep 2024	7,329	2,250	1,924	1,192	426	1,477	60
Gold sold	kg	Dec 2024	5,642	1,671	1,361	1,077	255	1,278	—
		Sep 2024	5,386	1,733	1,192	861	311	1,289	—
	oz	Dec 2024	181,394	53,724	43,757	34,626	8,198	41,089	—
		Sep 2024	173,164	55,717	38,324	27,682	9,999	41,442	—
All-in-sustaining cost[4]	R/kg	Dec 2024	1,209,323	1,314,782	1,330,639	1,117,920	1,478,431	986,698	—
		Sep 2024	1,298,923	1,298,327	1,614,094	1,384,437	1,369,775	931,730	—
	US$/oz	Dec 2024	2,104	2,287	2,315	1,945	2,572	1,716	—
		Sep 2024	2,250	2,248	2,795	2,398	2,372	1,614	—
All-in-cost[4]	R/kg	Dec 2024	1,310,528	1,314,782	1,330,639	1,117,920	1,478,431	1,394,366	—
		Sep 2024	1,360,750	1,298,327	1,614,094	1,384,437	1,369,775	1,145,849	—
	US$/oz	Dec 2024	2,280	2,287	2,315	1,945	2,572	2,426	—
		Sep 2024	2,357	2,248	2,795	2,398	2,372	1,984	—
Average exchange rate for the quarters ended 31 December 2024 and 30 September 2024 was R17.88/US$ and R17.96/US$, respectively
Figures may not add as they are rounded independently
1Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
2Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
3Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production
4  All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      94
ALL-IN COSTS – QUARTERS (continued)

Australian operations
Figures are in rand millions unless otherwise stated

Century zinc retreatment operation

Cost of sales, before amortisation and depreciation[1]		Dec 2024	1,133
		Sep 2024	594
Royalties		Dec 2024	92
		Sep 2024	57
Community costs		Dec 2024	15
		Sep 2024	13
Inventory change		Dec 2024	(476)
		Sep 2024	201
Share-based payments[2]		Dec 2024	6
		Sep 2024	(2)
Rehabilitation interest and amortisation[3]		Dec 2024	23
		Sep 2024	24
Leases		Dec 2024	24
		Sep 2024	26
Sustaining capital expenditure		Dec 2024	121
		Sep 2024	30
Less: By-product credit		Dec 2024	(89)
		Sep 2024	(55)
Total All-in-sustaining costs[4]		Dec 2024	849
		Sep 2024	888
Plus: Corporate cost, growth and capital expenditure		Dec 2024	5
		Sep 2024	2
Total All-in-costs[4]		Dec 2024	854
		Sep 2024	890
Zinc metal produced (payable)	kt	Dec 2024	13
		Sep 2024	27
All-in-sustaining cost[4]	R/tZn	Dec 2024	66,039
		Sep 2024	32,486
	US$/tZn	Dec 2024	3,693
		Sep 2024	1,809
All-in-cost[4]	R/tZn	Dec 2024	66,428
		Sep 2024	32,559
	US$/tZn	Dec 2024	3,715
		Sep 2024	1,813
Average exchange rate for the quarters ended 31 December 2024 and 30 September 2024 was R17.88/US$ and R17.96/US$, respectively
Figures may not add as they are rounded independently
1Cost of sales, before amortisation and depreciation includes all mining and processing costs, corporate general and administrative costs, and permitting costs
2Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
3Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current zinc production
4All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per tonne and All-in cost per tonne are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total tonnes of zinc metal produced (payable) in the same period
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      95
UNIT OPERATING COST – QUARTERS

US and SA PGM operations
Figures are in rand millions unless otherwise stated

			US and SA PGM operations[1]	US PGM operations	Total SA PGM operations[1,3]	Rustenburg[3]		Marikana[3]		Kroondal[3]	Plat Mile[3]	Mimosa
				Under- ground[2]	Total	Under- ground	Surface	Under- ground	Surface	Attribu- table	Surface	Attribu- table

Cost of sales, before amortisation and depreciation		Dec 2024	13,515	2,689	10,826	3,958	310	6,165		189	204	581
		Sep 2024	12,547	2,033	10,514	3,790	361	4,839		1,291	233	642
Inventory change		Dec 2024	(877)	(787)	(90)	(131)	(10)	(1,457)		1,508	—	8
		Sep 2024	1,140	156	984	189	9	282		504	—	(1)
Less: Chrome cost of sales		Dec 2024	(519)	—	(519)	(401)	—	(65)		(3)	(50)	—
		Sep 2024	(498)	—	(498)	(327)	—	(121)		(4)	(46)	—
Less: Purchase cost of PoC		Dec 2024	(553)	—	(553)	—	—	(553)		—	—	—
		Sep 2024	(609)	—	(609)	—	—	(609)		—	—	—
Total operating cost excluding third party PoC		Dec 2024	11,566	1,902	9,664	3,426	300	4,090		1,694	154	589
		Sep 2024	12,580	2,189	10,391	3,652	370	4,391		1,791	187	641
Tonnes milled/treated excluding third party PoC[4]	kt	Dec 2024	8,123	197	7,926	1,347	1,293	1,533	941	1,126	1,686	359
		Sep 2024	9,688	313	9,375	1,518	1,337	1,674	1,043	1,312	2,490	375
PGM production excluding third party PoC[4]	4Eoz - 2Eoz	Dec 2024	482,712	75,727	406,985	134,612	13,441	180,702		67,738	10,492	29,563
		Sep 2024	554,506	111,976	442,530	146,620	20,465	185,854		77,150	12,441	31,408
Operating cost[5]	R/t	Dec 2024	1,424	9,652	1,219	2,543	232	1,653		1,505	91	1,641
		Sep 2024	1,298	6,989	1,108	2,405	277	1,616		1,365	75	1,710
	US$/t	Dec 2024	80	540	68	142	13	92		84	5	92
		Sep 2024	72	389	62	134	15	90		76	4	95
	R/4Eoz - R/2Eoz	Dec 2024	23,960	25,117	23,745	25,451	22,320	22,634		25,008	14,678	19,924
		Sep 2024	22,687	19,549	23,481	24,908	18,080	23,626		23,215	15,031	20,409
	US$/4Eoz - US$/2Eoz	Dec 2024	1,340	1,405	1,328	1,423	1,248	1,266		1,399	821	1,114
		Sep 2024	1,263	1,088	1,307	1,387	1,007	1,315		1,293	837	1,136
Average exchange rate for the quarters ended 31 December 2024 and 30 September 2024 was R17.88/US$ and R17.96/US$, respectively
Figures may not add as they are rounded independently
1  US and SA PGM operations and Total SA PGM operations exclude the results of Mimosa, which is equity accounted
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’
underground production, the operation treats various recycling material which is excluded from the statistics shown above.  The US Reldan operations cost and performance are also excluded from the above table
3Cost of sales, before amortisation and depreciation for US and SA PGM operations Total SA PGM operations, Rustenburg, Marikana, Kroondal and Platinum Mile includes the Chrome cost of sales which is excluded for unit cost calculation purposes as Chrome production is excluded from the 4Eoz production
4  For a reconciliation of the production excluding Mimosa and third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters”
5Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the PGM produced in the same period
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      96
UNIT OPERATING COST – QUARTERS (continued)

SA gold operations
Figures are in rand millions unless otherwise stated

			Total SA gold operations			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface

Cost of sales, before amortisation and depreciation		Dec 2024	5,701	4,095	1,606	1,685	—	1,363	96	1,047	1	343	1,166
		Sep 2024	5,915	4,201	1,714	1,675	—	1,452	146	1,074	6	404	1,158
Inventory change		Dec 2024	(119)	(94)	(25)	(82)	—	(13)	(5)	1	—	34	(54)
		Sep 2024	298	252	46	188	—	12	—	52	—	1	45
Total operating cost		Dec 2024	5,582	4,001	1,581	1,603	—	1,350	91	1,048	1	377	1,112
		Sep 2024	6,213	4,453	1,760	1,863	—	1,464	146	1,126	6	405	1,203
Tonnes milled/treated	kt	Dec 2024	8,730	931	7,800	270	—	298	237	363	4	1,190	6,368
		Sep 2024	8,995	929	8,066	308	4	289	337	332	16	1,162	6,547
Gold produced	kg	Dec 2024	5,630	4,039	1,591	1,597	1	1,299	77	1,143	1	267	1,245
		Sep 2024	5,582	3,835	1,747	1,869	1	1,079	112	887	3	312	1,319
	oz	Dec 2024	181,009	129,857	51,152	51,345	32	41,764	2,476	36,748	32	8,584	40,028
		Sep 2024	179,465	123,298	56,167	60,090	32	34,691	3,601	28,518	96	10,031	42,407
Operating cost[1]	R/t	Dec 2024	639	4,300	203	5,933	—	4,534	384	2,891	256	317	175
		Sep 2024	691	4,794	218	6,047	—	5,063	433	3,397	387	348	184
	US$/t	Dec 2024	36	240	11	332	—	254	21	162	14	18	10
		Sep 2024	38	267	12	337	—	282	24	189	22	19	10
	R/kg	Dec 2024	991,474	990,592	993,715	1,003,757	—	1,039,261	1,181,818	916,885	1,000,000	1,411,985	893,173
		Sep 2024	1,113,042	1,161,147	1,007,441	996,790	—	1,356,812	1,303,571	1,269,448	2,000,000	1,298,077	912,055
	US$/oz	Dec 2024	1,725	1,723	1,729	1,746	—	1,808	2,056	1,595	1,740	2,456	1,554
		Sep 2024	1,928	2,011	1,745	1,726	—	2,350	2,258	2,198	3,464	2,248	1,580
Average exchange rate for the quarters ended 31 December 2024 and 30 September 2024 was R17.88/US$ and R17.96/US$, respectively
Figures may not add as they are rounded independently
1 Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      97

Reconciliation of unit costs excluding Section 45X credit at the US PGM operations - Quarters, Six-months and Year
		QUARTERS		HALF YEAR		YEAR
		Dec 2023	Dec 2024	Dec 2023	Dec 2024	Dec 2023	Dec 2024
Operating cost as per unit operating cost recon[1]	Rm	2,968	1,902	5,226	4,091	9,203	8,847

Section 45X credit reversal of provision	Rm	(483)	(143)	(281)	(99)	197

Operating cost excluding Section 45X credit	Rm	2,485	1,759	4,945	3,992	9,400	8,847

Tonnes milled/treated	kt	289	197	606	510	1,174	1,129

PGM production	2Eoz	116,213	75,727	221,759	187,703	427,272	425,842

Total operating cost excluding Section 45X credit	R/t	8,587	8,927	8,167	7,824	8,005	7,839
	US$/t	460	499	439	437	435	428
	R/2Eoz	21,383	23,228	22,299	21,268	22,000	20,775
	US$/2Eoz	1,147	1,299	1,198	1,187	1,195	1,134
				.
All-in-sustaining cost as per All-in-costs recon[1]	Rm	4,451	2,112	8,225	4,676	14,726	10,664

Section 45X credit reversal of provision	Rm	(483)	(143)	(281)	(99)	197	—

AISC excluding Section 45X credit	Rm	3,968	1,969	7,944	4,577	14,923	10,664

	R/2Eoz	34,144	26,001	35,823	24,384	34,926	25,042
	US$/2Eoz	1,831	1,454	1,924	1,361	1,897	1,367

All-in-cost as per All-in-costs recon[1]	Rm	4,621	2,140	8,595	4,841	15,500	10,980

Section 45X credit reversal of provision	Rm	(483)	(143)	(281)	(99)	197	—

AIC excluding Section 45X	Rm	4,138	1,997	8,314	4,742	15,697	10,980

	R/2Eoz	35,607	26,371	37,491	25,263	36,738	25,784
	US$/2Eoz	1,909	1,475	2,013	1,410	1,995	1,408
Average exchange rate for the quarters ended 31 December 2024 and 31 December 2023 was R17.88/US$ and R18.65/US$, respectively
Average exchange rate for the six months ended 31 December 2024 and 31 December 2023 was R17.92/US$ and R18.62/US$, respectively
Average exchange rates for the year ended 31 December 2024 and 31 December 2023 were R18.32/US$ and R18.42/US$, respectively
Figures may not add as they are rounded independently
1 Operating cost, AISC and AIC for the quarter, six months and year ended 31 December 2023, included the provision or provision reversal for Section 45X credit to the value of R483 million (US$26 million, reversal), R281 million (US$15 million reversal) and R197 million (US$11 million), respectively. Operating cost, AISC and AIC for the quarter and six months ended 31 December  2024, included the provision reversal of R143 million (US$8 million) and R99 million (US$6 million), respectively
  Included amongst the credits from Inflation Reduction Act was the Section 45X Advanced Manufacturing Production Credit, which includes a credit equal to 10% of the production costs incurred for critical minerals produced and sold after December 31, 2022. Critical minerals as defined in the code include platinum and palladium. Under the final rules issued in October 2024, secondary refining (recycling) and associated direct costs are included in the calculation of Section 45X so long as the raw material is not in a state of credit eligibility at time of acquisition.
Initially, secondary mining was not allowed under the Section 45X rules. The reconciliation above show the impact of the Section 45X credit provision reversal in 2024 per relevant financial reporting period. These credits are expected to be received in the 2026 and 2027 years when the tax returns will be assessed
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      98

Reconciliation of unit costs including Section 45X credit at the US PGM operations - Quarters, Six-months and Year
		QUARTERS		HALF YEAR		YEAR
		Dec 2023	Dec 2024	Dec 2023	Dec 2024	Dec 2023	Dec 2024
Operating cost as per unit operating cost recon[1]	Rm	2,968	1,902	5,226	4,091	9,203	8,847

Section 45X credit reversal of provision	Rm	(483)	(143)	(281)	(99)	197

Section 45X credit provision[2]	Rm	(367)	(223)	(645)	(481)	(1,123)	(1,062)

Operating cost including Section 45X credit	Rm	2,118	1,536	4,300	3,511	8,277	7,785

Tonnes milled/treated	kt	289	197	606	510	1,174	1,129

PGM production	2Eoz	116,213	75,727	221,759	187,703	427,272	425,842

Operating cost including Section 45X credit	R/t	7,319	7,795	7,102	6,882	7,048	6,898
	US$/t	392	436	381	384	383	377
	R/2Eoz	18,226	20,284	19,390	18,707	19,371	18,281
	US$/2Eoz	977	1,134	1,041	1,044	1,052	998
				.
Total All-in-sustaining cost as per All-in-costs recon[1]	Rm	4,451	2,112	8,225	4,676	14,726	10,664

Section 45X credit reversal of provision	Rm	(483)	(143)	(281)	(99)	197	—

Section 45X credit provision[2]	Rm	(367)	(223)	(645)	(481)	(1,123)	(1,062)

AISC including Section 45X credit	Rm	3,601	1,746	7,299	4,096	13,800	9,602

	R/2Eoz	30,987	23,057	32,914	21,824	32,297	22,547
	US$/2Eoz	1,662	1,290	1,768	1,218	1,754	1,231

All-in-cost as per All-in-costs recon[1]	Rm	4,621	2,140	8,595	4,841	15,500	10,980

Section 45X credit reversal of provision	Rm	(483)	(143)	(281)	(99)	197	—

Section 45x credit provision[2]	Rm	(367)	(223)	(645)	(481)	(1,123)	(1,062)

AIC including Section 45x credit	Rm	3,771	1,774	7,669	4,261	14,574	9,918

	R/2Eoz	32,450	23,427	34,583	22,703	34,109	23,289
	US$/2Eoz	1,740	1,310	1,857	1,267	1,852	1,271
Average exchange rate for the quarters ended 31 December 2024 and 31 December 2023 was R17.88/US$ and R18.65/US$, respectively
Average exchange rate for the six months ended 31 December 2024 and 31 December 2023 was R17.92/US$ and R18.62/US$, respectively
Average exchange rates for the year ended 31 December 2024 and 31 December 2023 were R18.32/US$ and R18.42/US$, respectively
Figures may not add as they are rounded independently
1 Operating cost, AISC and AIC for the quarter, six months and year ended 31 December 2023, included the provision or provision reversal for Section 45X credit to the value of R483 million (US$26 million, reversal), R281 million (US$15 million reversal) and R197 million (US$11 million), respectively.  Operating cost, AISC and AIC for the quarter and six months ended 31 December  2024, included the provision reversal of R143 million (US$8 million) and R99 million (US$6 million), respectively
2 The Section 45X credit provision for the quarter, six months and year ended 31 December 2023, is estimated at R367 million (US$20 million), R645 million (US$35 million) and R1.1 billion (US$61 million), respectively. The Section 45X credit provision for the quarter, six months and year ended 31 December 2024, is estimated at R223 million (US$12 million), R481 million (US$27 million) and
R1.1billion (US$58 million), respectively
  Included amongst the credits from Inflation Reduction Act was the Section 45X Advanced Manufacturing Production Credit, which includes a credit equal to 10% of the production costs incurred for critical minerals produced and sold after December 31, 2022. Critical minerals as defined in the code include platinum and palladium. Under the final rules issued in October 2024, secondary refining (recycling) and associated direct costs are included in the calculation of Section 45X so long as the raw material is not in a state of credit eligibility at time of acquisition.
Initially, secondary mining was not allowed under the Section 45X rules. The reconciliation above show the impact of the Section 45X credit if recognised during 2023 and 2024, where 2023 includes R1.1 billion (US$61 million) and 2024 includes R1.1billion (US$58 million). These credits are expected to be received in the 2026 and 2027 years when the tax returns will be assessed
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      99
DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

US PGM operations		Dec 2024 quarter		Sep 2024 quarter		Year ended 31 December 2024
	Reef	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder
Total US PGM	Unit
Primary development (off reef)	(m)	289	183	953	113	2,700	656
Secondary development	(m)	1,113	917	2,668	1,272	10,005	4,643

SA PGM operations		Dec 2024 quarter						Sep 2024 quarter						Year ended 31 December 2024
	Reef			Batho- pele	Thembe- lani	Khuse- leka	Siphume- lele			Batho- pele	Thembe- lani	Khuse- leka	Siphume- lele			Batho- pele	Thembe- lani	Khuse- leka	Siphume- lele
Rustenburg	Unit
Advanced	(m)			490	1,383	2,192	649			796	1,848	2,940	686			2,315	5,948	10,047	1,911
Advanced on reef	(m)			490	617	845	451			796	806	1,002	483			2,315	2,527	3,578	1,350
Height	(cm)			221	299	283	263			218	287	288	255			217	293	287	259
Average value	(g/t)			2.9	2.3	2.2	3.1			3.0	2.3	2.2	2.9			3.0	2.3	2.2	3.0
	(cm.g/t)			640	691	614	814			658	655	635	742			643	672	639	784

SA PGM operations		Dec 2024 quarter						Sep 2024 quarter						Year ended 31 December 2024
	Reef	K3	Rowland	Saffy	E3	4B	K4	K3	Rowland	Saffy	E3	4B	K4	K3	Rowland	Saffy	E3	4B	K4
Marikana	Unit
Primary development	(m)	9,116	2,587	2,860	881	—	3,147	10,395	3,005	3,578	1,054	—	3,595	37,152	11,208	11,844	3,968	237	12,238
Primary development - on reef	(m)	7,525	1,054	1,348	590	—	896	8,318	1,355	1,668	628	—	826	30,107	5,169	5,777	2,601	153	3,046
Height	(cm)	216	228	239	258	—	301	216	218	238	256	—	326	216	221	238	257	226	312
Average value	(g/t)	3.1	2.5	2.4	2.7	—	2.5	3.1	2.6	2.3	2.5	—	2.5	3.1	2.5	2.3	2.6	2.5	2.5
	(cm.g/t)	659	569	570	695	—	749	667	558	556	635	—	799	658	559	551	665	568	789

SA PGM operations		Dec 2024 quarter						Sep 2024 quarter						Year ended 31 December 2024
	Reef			Kopa- neng	Bamba- nani	Kwezi	K6			Kopa- neng	Bamba- nani	Kwezi	K6			Kopa- neng	Bamba- nani	Kwezi	K6
Kroondal	Unit
Advanced	(m)			895	900	350	479			1,108	1,022	380	342			3,371	3,827	1,237	1,639
Advanced on reef	(m)			895	885	308	479			751	972	340	342			2,838	3,435	1,125	1,585
Height	(cm)			228	217	226	232			232	213	224	233			235	215	229	233
Average value	(g/t)			1.8	1.8	2.4	0.8			1.6	1.8	2.4	0.6			1.9	1.8	2.2	1.1
	(cm.g/t)			413	391	531	194			359	372	533	149			442	392	509	258
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      100
DEVELOPMENT RESULTS (continued)

SA gold operations		Dec 2024 quarter				Sep 2024 quarter				Year ended 31 December 2024
	Reef		Carbon leader	Main	VCR		Carbon leader	Main	VCR		Carbon leader	Main	VCR
Driefontein	Unit
Advanced	(m)		480	597	1,471		356	435	1,495		1,785	1,950	5,584
Advanced on reef	(m)		77	177	425		94	76	315		453	397	973
Channel width	(cm)		36	43	43		49	38	30		28	51	49
Average value	(g/t)		58.0	11.1	55.7		35.7	14.3	61.3		58.9	10.7	47.9
	(cm.g/t)		2,103	474	2,423		1,739	539	1,818		1,648	548	2,359

SA gold operations		Dec 2024 quarter				Sep 2024 quarter				Year ended 31 December 2024
	Reef	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR
Kloof	Unit
Advanced	(m)	1,075	489	—	138	1,045	603	6	204	4,454	2,146	94	728
Advanced on reef	(m)	235	49	—	10	190	100	—	16	887	452	10	92
Channel width	(cm)	151	100	—	70	152	150	—	88	161	97	87	106
Average value	(g/t)	4.5	9.4	—	32.7	7.7	5.4	—	24.4	8.8	6.4	1.6	20.5
	(cm.g/t)	680	933	—	2,275	1,176	808	—	2,152	1,422	619	143	2,164

SA gold operations		Dec 2024 quarter				Sep 2024 quarter				Year ended 31 December 2024
	Reef				Beatrix				Beatrix				Beatrix
Beatrix	Unit
Advanced	(m)				1,442				1,454				5,843
Advanced on reef	(m)				784				765				2,887
Channel width	(cm)				128				169				146
Average value	(g/t)				6.6				6.2				6.5
	(cm.g/t)				845				1,047				955

SA gold operations		Dec 2024 quarter				Sep 2024 quarter				Year ended 31 December 2024
	Reef				Kimberley				Kimberley				Kimberley
Burnstone	Unit
Advanced	(m)				218				344				1,709
Advanced on reef	(m)				—				—				53
Channel width	(cm)				—				—				54
Average value	(g/t)				—				—				7.9
	(cm.g/t)				—				—				425
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      101
Non-IFRS measures
Sibanye-Stillwater presents certain non-IFRS figures to provide readers with additional financial information that is regularly reviewed by management to assess the operational performance of the Group. These non-IFRS measures should not be considered as alternatives to
IFRS Accounting Standards measures, including cost of sales, net operating profit, profit before taxation, cash from operating activities or any other measure of financial performance presented in accordance with IFRS Accounting Standards, and may not be comparable to similarly titled measures of other companies.
The non-IFRS financial measures discussed in this document are listed below:

Non-IFRS measure	Definition	Purpose why these non-IFRS measures are reported	Reconciled on page

Adjusted EBITDA	Adjusted earnings before interest, tax, depreciation and amortisation, and is reported based on the formula included in Sibanye- Stillwater’s facility agreements for compliance with the debt covenant formula and involves eliminating the effects of various one-time, irregular, and non-recurring items from the standard EBITDA calculation	Used in the calculation of the debt covenant ratio: net debt/(cash) to adjusted EBITDA	16,17,18,45
Adjusted EBITDA margin	Adjusted EBITDA divided by revenue	Report, relative to revenue, the contribution by our operations to adjusted EBITDA and thus the covenant ratio: net debt/(cash) to adjusted EBITDA	23,25,76,77
Adjusted free cash flow (FCF)	Net cash from operating activities before dividends paid, net interest paid and deferred revenue advance received, less additions to property, plant and equipment	Report one of the drivers considered by management to illustrate cash available for dividends and other investing activities	20,21
All-in sustaining costs (AISC)	Cost of sales before amortisation and depreciation plus additional costs which include community costs, inventory change (PGM operations only), share-based payments, royalties, carbon tax, rehabilitation, leases, ore reserve development (ORD), sustaining capital expenditure and deducting the by-product credit	Developed by the World Gold council for the purpose of the gold mining industry, AISC provides metrics and aims to reflect the full cost to sustain the production and sale of our commodities, and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	69,70,71,72,80, 81,82,83,91,92, 93,94
All-in costs (AIC)	AISC plus additional costs relating to corporate and major capital expenditure associated with growth	Developed by the World Gold council for the purpose of the gold mining industry, AIC provides metrics and aims to reflect the full cost to sustain the production and sale of our commodities, after including growth capital, and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	69,70,71,72,80, 81,82,83,91,92, 93,94
AISC/AIC per unit	AISC/AIC divided by the total PGM produced/ gold sold/zinc produced (payable)	Developed by the World Gold council for the purpose of the gold mining industry, AISC/AIC per unit provides a metric that aims to reflect the full cost to sustain the production and sale, after including growth capital (AIC), of an ounce/kilogram/tonne of commodity and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	69,70,71,72,80, 81,82,83,91,92, 93,94
Headline earnings	Calculated based on the requirements set out in SAICA Circular 1/2023	Reported in compliance with the Johannesburg Stock Exchange (JSE) Listings Requirements	40
Headline earnings per share (HEPS)	Headline earnings divided by the weighted average number of ordinary shares in issue during the year	Reported in compliance with the JSE Listings Requirements	40
Diluted headline earnings per share	Headline earnings divided by the diluted weighted average number of ordinary shares in issue during the year	Reported in compliance with the JSE Listings Requirements	40
Interest coverage ratio	Adjusted EBITDA divided by net contractual finance charges/(income) settled in cash during the period	Report compliance with the debt covenant: interest coverage ratio	48
Net debt/(cash)	Borrowings and bank overdraft less cash and cash equivalents, excluding Burnstone debt, bank overdraft and cash	Used in the calculation of the debt covenant ratio: net debt/(cash) to adjusted EBITDA	44
Net debt/(cash) to adjusted EBITDA (ratio)	Net debt/(cash) as of the end of a reporting period divided by adjusted EBITDA of the last 12 months ended on the same reporting date	Report compliance with the debt covenant: net debt/(cash) to adjusted EBITDA ratio	44
Nickel equivalent sustaining cost	Cost of sales before amortisation and depreciation plus additional costs which include community costs, share-based payments, carbon tax, rehabilitation interest and amortisation, leases and sustaining capital expenditure and deducting by-product credit	We have adapted the AISC measure developed by the World Gold Council, nickel equivalent sustaining cost metric aims to reflect the full cost of sustaining production and sale of nickel and allows for meaningful comparisons across different companies	26,78,89
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      102

Non-IFRS measure	Definition	Purpose why these non-IFRS measures are reported	Reconciled on page

Nickel equivalent sustaining cost per tonne	Nickel equivalent sustaining cost divided by the total volume of nickel products sold	We have adapted this measure developed by the World Gold Council, nickel equivalent sustaining cost per tonne provides a metric that aims to reflect the full cost to sustain the production and sale of a tonne of nickel and reporting this metric allows for a meaningful comparison across different companies	26,78,89
Normalised earnings	Earnings attributable to the owners of Sibanye- Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments and related compensation, gain/loss on disposal of property, plant and equipment, occupational healthcare expenses, restructuring costs, transactions costs, share-based payment expenses on B-BBEE transactions, gains on acquisitions, net other business development costs, share of results of equity-accounted investees, all after tax and the impact of non- controlling interest, and changes in the estimated deferred tax rate.	Report the measure used by the Group to determine dividend payments in line with our dividend policy	41
Operating costs	The average cost of production, and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilograms) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold kilograms produced or PGM 2E and 4E ounces produced in the same period	Report a measure that aims to reflect the operating cost to produce our commodities, and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	73,74,84,85,95, 96
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      103
ADJUSTED EBITDA RECONCILIATION – YEARS

2024
Figures in million – SA rand	Group[1]	Total US PGM	Underground	Recycling	Reldan operations	Total SA PGM	Total SA gold	Total EU operations	Sandouville nickel refinery	Total AUS operations	Century zinc retreatment operation
(Loss)/profit before royalties, carbon tax and tax	(3,669)	(10,474)	(10,795)	321	20	5,177	2,954	—	(531)	(179)	77
Adjusted for:
Amortisation and depreciation	8,810	1,934	1,929	5	171	3,647	2,900	38	29	118	117
Interest income	(1,337)	(305)	(305)	—	(8)	(468)	(498)	(53)	(1)	(2)	(1)
Finance expense	4,571	1,761	1,761	—	30	611	1,337	204	70	302	288
Share-based payments	251	35	35	—	—	99	79	13	7	5	5
(Gain)/loss on financial instruments	(5,433)	(1,733)	(1,733)	—	(136)	(2,341)	(787)	(772)	(7)	269	269
(Gain)/loss on foreign exchange movements	215	5	5	—	(2)	53	21	97	110	(12)	(10)
Share of results of equity-accounted investees after tax	(212)	—	—	—	7	97	(327)	—	—	—	—
Change in estimate of environmental rehabilitation obligation, and right of recovery liability and asset	447	—	—	—	—	206	244	23	23	(26)	(22)
(Gain)/loss on disposal of property, plant and equipment	(55)	40	40	—	—	(33)	(62)	—	—	—	—
Impairments	9,173	8,824	8,824	—	—	124	(107)	221	221	111	4
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare gain	(76)	—	—	—	—	—	(76)	—	—	—	—
Restructuring costs	550	126	126	—	—	271	153	—	—	—	—
Transaction and project costs	851	26	26	—	187	—	—	193	193	21	—
Lease payments	(244)	(5)	(5)	—	(1)	(62)	(35)	(25)	(20)	(116)	(116)
Onerous contract provision	(817)	—	—	—	—	—	—	(817)	(817)	—	—
Provision for community costs post closure	24	—	—	—	—	—	—	—	—	24	24
Cyber security costs	67	7	7	—	—	18	36	—	—	6	6
Compensation for losses incurred	(26)	(26)	(26)	—	—	—	—	—	—	—	—
Gain on increase in equity-accounted investment	(2)	—	—	—	—	—	—	—	—	—	—
Gain on remeasurement of previous interest in Kroondal	—	—	—	—	—	—	—	—	—	—	—
Adjusted EBITDA	13,088	215	(111)	326	268	7,399	5,832	(878)	(723)	521	641
1  The SA rand amounts can be translated to US dollar at an average exchange rate of R18.42/US$ which amounts to a loss before royalties, carbon tax and tax of US$200 million (R3,669 million) and adjusted EBITDA of US$715 million (R13,088 million)
2 Adjusted EBITDA, as defined in note 11.1 of the condensed consolidated financial statements and reconciled above, is not a measure of performance under IFRS Accounting Standards and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      104
ADJUSTED EBITDA RECONCILIATION – YEARS (continued)

2023
Figures in million – SA rand	Group[1]	Total US PGM	Underground	Recycling	Total SA PGM	Total SA gold	Total EU operations	Sandouville nickel refinery	Total AUS operations	Century zinc retreatment operation
(Loss)/profit before royalties, carbon tax and tax	(38,794)	(44,109)	(44,712)	603	17,303	(1,227)	(5,233)	(4,900)	(4,634)	(4,575)
Adjusted for:
Amortisation and depreciation	10,012	3,390	3,386	4	2,975	2,382	206	199	1,059	1,059
Interest income	(1,369)	(213)	(213)	—	(478)	(611)	(53)	—	(10)	(6)
Finance expense	3,299	1,134	1,134	—	706	897	67	13	184	158
Share-based payments	113	39	39	—	18	53	(6)	8	—	—
(Gain)/loss on financial instruments	(235)	2,064	2,064	—	(1,957)	19	168	(44)	(515)	(515)
(Gain)/loss on foreign exchange movements	(1,973)	(12)	(12)	—	(1,894)	(26)	(55)	(55)	39	4
Share of results of equity-accounted investees after tax	1,174	—	—	—	1,471	(315)	—	—	—	—
Change in estimate of environmental rehabilitation obligation, and right of recovery liability and asset	(45)	—	—	—	(45)	—	—	—	—	—
(Gain)/loss on disposal of property, plant and equipment	(105)	45	45	—	(79)	(71)	—	—	—	—
Impairments	47,454	38,919	38,919	—	506	2,733	1,607	1,607	3,689	3,689
Gain on acquisition	(898)	—	—	—	(898)	—	—	—	—	—
Occupational healthcare gain	(365)	—	—	—	—	(365)	—	—	—	—
Restructuring costs	515	41	41	—	351	123	—	—	—	—
Transaction and project costs	474	27	27	—	—	—	—	—	2	—
Lease payments	(263)	(8)	(8)	—	(61)	(69)	(25)	(21)	(100)	(99)
Onerous contract provision	1,865	—	—	—	—	—	1,865	1,865	—	—
Gain/increase in equity-accounted investment	(5)	—	—	—	—	—	—	—	—	—
Gain on remeasurement of previous interest in Kroondal	(298)	—	—	—	(298)	—	—	—	—	—
Adjusted EBITDA	20,556	1,317	710	607	17,620	3,523	(1,459)	(1,328)	(286)	(285)
1  The SA rand amounts can be translated to US dollar at an average exchange rate of R18.42/US$ which amounts to a loss before royalties, carbon tax and tax of US$2,106 million (R38,794 million) and adjusted EBITDA of US$1,116 million (R20,556 million)
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      105
ADMINISTRATION AND CORPORATE INFORMATION

SIBANYE STILLWATER LIMITED
(SIBANYE-STILLWATER)
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share code: SSW and SBSW
Issuer code: SSW
ISIN: ZAE000259701
LISTINGS
JSE: SSW
NYSE: SBSW
WEBSITE
www.sibanyestillwater.com
REGISTERED AND CORPORATE OFFICE
Constantia Office Park
Bridgeview House, Building 11, Ground floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park 1709
South Africa
Private Bag X5
Westonaria 1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863
COMPANY SECRETARY
Lerato Matlosa
Email: lerato.matlosa@sibanyestillwater.com
DIRECTORS
Dr Vincent Maphai* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Dr Elaine Dorward-King*
Harry Kenyon-Slaney*^
Jeremiah Vilakazi*
Keith Rayner*
Peter Hancock***
Philippe Boisseau**
Richard Menell*#
Sindiswa Zilwa*
Terence Nombembe^^
Timothy Cumming*
*    Independent non-executive
^  Appointed as lead independent director 1 January 2024
#  Resigned as lead independent director 1 January 2024
** Appointed as independent non-executive director 8 April 2024
*** Appointed as independent non-executive director 6 May 2024
^^ Appointed as independent non-executive director 11 September 2024
INVESTOR ENQUIRIES
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Mobile: +27 83 453 4014
Email: james.wellsted@sibanyestillwater.com
or ir@sibanyestillwater.com

JSE SPONSOR
JP Morgan Equities South Africa Proprietary Limited
Registration number 1995/011815/07
1 Fricker Road, Illovo
Johannesburg 2196
South Africa
Private Bag X9936
Sandton 2146
South Africa
AUDITORS
Ernst & Young Inc. (EY)
102 Rivonia Road
Sandton 2196
South Africa
Private Bag X14
Sandton 2146
South Africa
Tel: +27 11 772 3000
AMERICAN DEPOSITARY RECEIPTS
TRANSFER AGENT
BNY Mellon Shareowner Correspondence (ADSs)
Mailing address of agent:
Computershare
PO Box 43078
Providence, RI 02940-3078
Overnight/certified/registered delivery:
Computershare
150 Royall Street, Suite 101
Canton, MA 02021
US toll free: + 1 888 269 2377
Tel: +1 201 680 6825
Email: shrrelations@cpushareownerservices.com
Tatyana Vesselovskaya
Relationship Manager - BNY Mellon
Depositary Receipts
Email: tatyana.vesselovskaya@bnymellon.com
TRANSFER SECRETARIES SOUTH AFRICA
Computershare Investor Services Proprietary Limited
Rosebank Towers
15 Biermann Avenue
Rosebank 2196
PO Box 61051
Marshalltown 2107
South Africa
Tel: +27 11 370 5000
Fax: +27 11 688 5248

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2024      106
DISCLAIMER

Forward-looking statements
The information in this report may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private
Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (Sibanye-
Stillwater or the Group) financial positions, business strategies, business prospects, industry forecasts, production and operational guidance, climate and
ESG-related targets and metrics, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report.
All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.
The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States, Europe and elsewhere; plans and objectives of management for future operations;
Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in technical and economic assumptions underlying Sibanye-Stillwater’s estimation of its Mineral Resources and Mineral Reserves; any
failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value (including the Rhyolite Ridge project);
the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, silver, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any further downgrade of South
Africa’s credit rating; the impact of South Africa's greylisting; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the outcome of legal challenges to the
Group’s mining or other land use rights; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change or other extreme weather events on Sibanye-Stillwater’s business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South
African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-
Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including natural disasters) and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans, or maintain required board gender diversity, in its management positions; failure of Sibanye-Stillwater’s information technology, communications and systems, evolving cyber threats to Sibanye-Stillwater's operations and the impact of cybersecurity incidents or breaches; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster in surrounding mining communities, including informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and
the impact of contagious diseases, including global pandemics.
Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock
Exchange and the United States Securities and Exchange Commission, including the 2023 Integrated Report and the Annual Financial Report for the fiscal year ended 31 December 2023 on Form 20-F filed with the United States Securities and Exchange Commission on 26 April 2024 (SEC File no. 333-234096).
These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.
Non-IFRS1 measures
The information contained in this report may contain certain non-IFRS measures, including, among others, adjusted EBITDA, adjusted EBITDA margin, adjusted free cash flow, AISC, AIC, Nickel equivalent sustaining cost and normalised earnings. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Sibanye-Stillwater’s financial performance under IFRS Accounting Standards. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Sibanye-
Stillwater is not providing a reconciliation of the forecast non-IFRS financial information presented in this report because it is unable to provide this reconciliation without unreasonable effort. These forecast non-IFRS financial information presented have not been reviewed or reported on by the Group’s external auditors.
1  IFRS refers to International Financial Reporting Standards Accounting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB)
Websites
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this report.